2/17


07023636

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Techtronic Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 03648 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 5/18/07




THE WRECKER

Annual Report 2006

082-03648

RECEIVED

2007 MAY 17 A 9:51

Techtronic Industries

AR/S 12-31-06

Powerful Brands
Innovative Products
Exceptional People

Stock Code: 669


TTi
Milwaukee
AEG
RYOBI
Homelite
HOOVER
Dirt Devil

Corporate Profile

Our vision is to be number one in the industries we serve. TTI is a world-leading producer of quality consumer and professional products marketed for the home improvement and construction industries. TTI produces a wide range of innovative products that include power tools and power tool accessories, outdoor power equipment, floor care, and laser and electronic products.

Our products are distributed globally through home centers, major retailers, full-line tool distributors, and other channels under leading brands that include Milwaukee®, AEG®, Ryobi®, Homelite®, Hoover®, Dirt Devil®, and Vax®. In addition, TTI has an important contract manufacturing business partnering with leading brand name companies and private label retail brands throughout North America and Europe.

Our success is driven by an unrelenting strategic focus on powerful brands, innovative products, exceptional people, and best cost resulting in turnover of HK$21.8 billion in 2006 and 12 consecutive years of profit growth.

Contents

1 Financial Highlights
2 Chairman's Statement
16 Review of Operations
- Power Equipment
- Floor Care
- Laser and Electronics

36 Vice Chairman's Message
38 Board of Directors
40 Global Management
42 Management's Discussion and Analysis
47 Corporate Governance Report
57 Directors' Report
69 Independent Auditor's Report
70 Consolidated Financial Statements
78 Notes to the Consolidated Financial Statements
127 Financial Summary
128 Corporate Information

Financial Highlights

	2006 HK$ m	2005 HK$ m	2006 US$ m	2005 US$ m	Changes %
Operations					
Turnover	**21,823**	22,358	**2,798**	2,866	−2.39
Gross profit	**6,893**	6,942	**884**	890	−0.71
EBITDA	**2,098**	1,989	**269**	255	+5.49
Profit attributable to equity holders of the parent	**1,072**	1,019	**137**	131	+5.19
Basic earnings per share (HK/US cents)	**73.18**	73.53	**9.38**	9.43	−0.48
Dividend per share (HK/US cents)	**19.10**	18.60	**2.45**	2.38	+2.69
Financial position at year end					
Total assets	**21,320**	20,375	**2,733**	2,612	+4.64
Net current assets	**5,642**	4,839	**723**	620	+16.60
Equity attributable to equity holders of the parent	**6,997**	6,112	**897**	784	+14.47
Capital expenditure	**473**	597	**61**	77	−20.73
Net book value per share (HK$/US$)	**4.78**	4.18	**0.61**	0.54	+14.35

Profit Attributable to Equity Holders of the Parent
HK$ million



2006
1,072
1,019
926
674
413

Net Book Value per Share
HK$



2006
4.78
4.18
2.55
1.90
1.42

Gross Margin
%

2006
31.59
31.05
30.30
29.57
25.99

EBITDA Margin
%

2006
9.61
8.90
9.13
8.77
8.69

Chairman's Statement

"The driving forces of TTI are powerful brands, innovative products, exceptional people, and best cost."



Horst Julius Pudwill
Chairman and Chief Executive Officer

2006 Performance Highlights

- **Record profit and twelfth consecutive year of growth**
- **Acquisition of Hoover® propels us to global floor care leader**
- **Growth in professional power tool brands**
- **Gross margin and operating margin improvements**
- **Strengthened our global management organization**



2006
19.10
18.60
17.00
12.50
8.00

Dividend Per Share
(HK cents)

At TTI, we have the vision to be number one in the industries we serve. Our passion for capturing market leadership is achieved through superior execution of our strategies, powerful brands, innovative products, exceptional people, and best cost. These are the strategic driving forces that continue to improve performance in our targeted businesses delivering consistent value to our customers and shareholders. This is our mission and the basis for our record profit results in 2006.

Profit attributable to equity holders of the parent for 2006 reached a record level of HK$1,072 million, an increase of 5.19% over the prior year, our twelfth consecutive year of growth. Our leading brands, product innovations, and cost improvement efforts delivered a healthier net profit margin of 4.91%, up from 4.56% in 2005. Notably, gross margins improved to 31.59% from 31.05% last year and profit margins from operations grew to 7.59% from 7.05% in the prior year, benefiting from ongoing business integrations and Continuous Improvement Program (CIP) savings, which offset increases in global commodity prices and financing costs. Basic earnings per share, having accounted for the full dilution effect of the share placement in September 2005, was at HK73.18 cents per share, marginally lower than HK73.53 cents reported in 2005.

Chairman's Statement

2006 turnover for the Group was HK$21.82 billion, a small decline of 2.39% over 2005. After delivering solid turnover growth in the first half of 2006, the second half proved to be more challenging with a softer macro economic environment in the United States. The Group's expansion efforts outside of North America continued the first half momentum with near double digit turnover growth for the second half and full year. Our Floor Care business rebounded with positive turnover growth in the second half. We announced the acquisition of the Hoover® floor care business, which when combined with our existing Floor Care business now positions TTI as the leader in the global floor care industry.

We are pleased to announce the Board is recommending a final dividend of HK12.60 cents per share. When combined with the interim dividend of HK6.50 cents per share, the full year dividend of HK19.10 cents per share is up 2.69% over the 2005 dividend of HK18.60 cents per share.

Business Review

Our Power Equipment business reported flat turnover growth against the prior year. However our professional brands of power tools and accessories, Milwaukee® and AEG®, delivered positive turnover growth for the full year. Our European businesses continued their expansion momentum as well. We saw positive market acceptance of the Milwaukee® V28™ and the new V18™ lithium ion battery line of tools as well as the One+™ System under the Ryobi® brand, both driving forces that are revolutionizing the way retailers and users think about power tools. Importantly, both of these product ranges were launched successfully outside of North America in 2006. Our power tool brands were supported with the introduction of over 75 new products, with 50% more new products added to the Ryobi® branded One+™ System. The ongoing Milwaukee® integration program will continue to improve the cost position of our professional tools.

We made operational improvement progress in the Outdoor Power Equipment business over the past 12 months including the completion of the gas-driven products production transfer to China. For the year 2006, the business delivered single digit growth with new gas pressure washers and chainsaws under the Ryobi® brand adding incremental turnover, countering the slow first half season in Europe. A global launch of the exciting new lightweight range of Homelite® MightyLite™ gas trimmers, brush cutters, blowers, and hedge trimmers began at the end of the year. The business is positioned well for ongoing operational efficiencies and a continuing stream of product innovations for the market.

Margin Improvements



Gross
31.59
31.05
EBITDA
9.61
8.90
EBIT
7.13
6.37
Pretax
5.79
5.44
Net
4.91
4.56
2006
2005

The Floor Care business showed solid gains in multiple markets during the second half and completed the full year just down 2.16% from 2005. In North America, the Dirt Devil® Reaction™ vacuum with D2 Dual-Cyclonic Technology™ designed for the higher performance oriented end user, garnered strong consumer acceptance expanding the product range reach and profitability of the brand. In addition, the unique Dirt Devil® KONE™ delivered on its promise of combining form and function for incremental turnover driven by an aggressive marketing campaign. The Vax® brand continued to penetrate the UK floor care market, strengthening its number two position and also increasing turnover throughout Europe. All of our brands support the strategy of bringing high value-added new products aimed at end user segments to the marketplace, proving that innovative products and powerful brands create opportunities for sustainable growth.

In December 2006, the Group announced the addition of Hoover® to our powerful brand portfolio (deal completed on 31st January, 2007). This strategically important brand will move us to the leading position in the global floor care market and provide a premium brand platform for future expansion. Hoover® is the oldest brand in floor care and today remains one of the most reputable and globally recognized brands. Matching the Hoover® brand with TTI's operational excellence, speed to market, product innovation, and best cost supply chain management promises excellent synergies. Our Floor Care business will have a portfolio of powerful brands, innovative products, global scale, and a broad customer base, all solid platforms for profitable growth.

Turnover by Geographical Market Location


NORTH AMERICA
74%
EUROPE AND REST OF THE WORLD
26%

Delivering our products and services at best cost is an ongoing focus for TTI. The Group produced cost savings by empowering the global procurement function across business units and introducing CIP. These best cost efforts leveraged our scale on both direct and indirect purchasing and helped to maximize our business improvement programs. This process significantly helped to offset commodity price increases during the year. The programs started in 2006 will be continued with a deeper and much broader commitment in 2007 as goals and resources are being aligned to drive the process forward.

Driving Forces of TTI

Four strategic drivers create the platform for TTI to be a driving force in the markets in which we compete.

Powerful Brands. Leading brands hold the power in the marketplace, so brand investment is required. Time tested performance delivers brand loyalty, which creates the ability to maintain strong margins and favorable retail placement.

Innovative Products. We believe innovation is the fuel for sustained profitability and growth. Our goal of higher value brands and products will be achieved through innovative product development focused on creating and matching end user demand.

Exceptional People. We continue to invest in and promote talent. Our people, from senior management to the individuals in the factory, have the passion, skill, and combined intellectual capital to drive us to the number one position in our targeted markets.

Best Cost. Being number one means executing at the highest level, the most competitive cost, and the best value in every aspect of our business. We are equally passionate about driving efficiencies into our business at all levels through our Continuous Improvement Programs (CIP), global procurement, and supply chain management.

Outlook

We are setting the stage for growth and profit margin enhancement. After a second year of consolidating the 2005 power tool acquisitions, we are starting to benefit from the integration synergies. We are moving decisively to consolidate our latest acquisition, Hoover®, and derive gains in marketing and operational efficiencies in 2007. Our attention will be focused on both core business expansion and the search for strategic acquisitions that will enhance both our top line and bottom line.

Our Power Equipment business possesses the brand portfolio that professionals and consumers trust. We remain optimistic on the North American power tool business in 2007. We are aggressively upgrading our store service organization, expanding our sales coverage, introducing a "Jobsite Solutions" program to reach end users of professional power tools, and driving marketing programs that will bring our exciting

brands and products closer to the end users. The European and rest of world businesses are aimed at double digit growth through new product introductions in their core channels and geographic expansion. Further refinement of our New Product Development process is focused on global product platforms systematically targeting specific professional and consumer end user segments. This will bring better efficiency to our deployment of development resources and enhance our ability to deliver product solutions and innovations that end users want, thereby driving our growth.

Our Floor Care business is showing positive growth and has a first priority of integrating the Hoover® acquisition. We announced the establishment of a TTI floor care global R&D center and expect new products to begin flowing as early as the second half of 2007. North American marketing programs will drive awareness of the innovative Hoover® FloorMate™, SteamVac™ All Terrain, and WindTunnel™, plus the Dirt Devil® KONE™, Reaction™, and Broom Vac® products. Floor Care is set to deliver solid incremental business from new product introductions in Europe, the newly established presences in Canada and the Middle East, and the North American launch of the Sears® Kenmore® brand of vacuums.

Our core strategy to build our business with exceptional people is being fueled by the introduction of a North American campus recruiting and Leadership Development Program. We target talented individuals with a passion to lead and deliver results. Additionally, we have strengthened our current management team by creating new executive positions across the globe and filling them with talented business leaders in important areas of sales, marketing, product development, operations, and senior management. We anticipate benefits in our dynamic and fast paced culture across product development, marketing, and best cost operational performance.

Once again, I would like to close by thanking our employees for their passion and commitment in moving us forward in our vision of being the world leader in our core businesses. My fellow directors provided insight and thoughtful analysis throughout the year guiding our governance and vision. Finally, we truly appreciate the support of our shareholders, customers, and partners for helping deliver another record year in 2006.

Horst Julius Pudwill
Chairman and Chief Executive Officer

Powerful Brands


Milwaukee



Homelite®

AEG


RYOBI


HOOVER



Powerful brands lead the way.

We believe powerful brands are performance-trusted. End users trust the products to perform; to work. Brand names like Milwaukee®, AEG®, Ryobi®, Homelite®, Dirt Devil®, Vax® and now Hoover®, with over one hundred years of market recognition and leadership, are destination brands possessing the equity and the power to draw end users into retailers in multiple markets.

Powerful brands lead the way. R & D investments ensure cutting edge product advancements while strategic-driven marketing campaigns expand market reach and deeper market penetration. Brand loyalty is a cornerstone for sustainable growth and increased profitability. Our powerful brands are the foundation for current and future growth and serve as the compass for all of our activities.

Innovative Products


Milwaukee

There is no alternative to innovation.

We invest in consumer/end user research driving step change thinking based on market grounded strategies. We are proud of the results. We were the first to market to introduce lithium ion battery technology to heavy duty power tools which boosted power in the field while cutting the battery weight significantly. We were the first to market with a unified battery system, the Ryobi® branded One+™ System allowing users to have a variety of tools at hand that use the same battery.

We also introduced and have the lightest handheld gas driven outdoor power equipment products on the market, including line trimmers, brushcutters, hedge trimmers, and blowers. We invented and introduced the first bagless vacuum technology to the floor care industry and continue to create the easiest to use vacuums in the world. Our commitment to innovation also penetrates our manufacturing operations, administrative processes, and our approach to customer relationships. Innovation is the key to profitable growth and we are proud to say that we truly reflect a company wide culture of innovation.

Exceptional People


RYOBI


18.0v

Quite simply, we want to be number one in every market in which we compete.

We believe it is critically important for an organization to be clear when it comes to strategy, culture, and values. With over 20,000 employees, we work hard to ensure everyone lives and breathes the same goal. Quite simply, we want to be number one in every market in which we compete.

Being number one requires a key ingredient above all others: passion. Our people understand the demands of leadership and possess the passion and intellectual capital to lead in every arena. From product development to supply chain logistics; from targeted acquisitions to full-fledged marketing campaigns, we strive to lead the industry with groundbreaking ideas that grow our business with profitable performance.


RYOBI

Best Cost

Great ideas will never reach the marketplace unless executed effectively.

Our culture of innovation is equally matched by our best cost approach. Best cost means executing at the highest level, the most competitive cost, and the best value in every aspect of our business. We continually evaluate every aspect of our operations with a passion that goes well beyond gradual improvement. Great ideas will never reach the marketplace unless executed effectively. Our global scale creates opportunities across all business units with product cross-fertilization, shared market research, and manufacturing economies of scale.

We possess the agility organizationally to respond quickly to the changing market conditions while maintaining our ability to leverage our best cost supplier base. This competitive flexibility creates strategic advantage through efficient supply chain management resulting in solid margin improvements. There is tremendous power in the synergy of innovative products and our best cost approach. These enable our customers and end users worldwide to get the best possible product at the least possible cost.

RYOBI

Power Equipment



Review of Operations

Highlights


Milwaukee

- Added the V18™ lithium ion cordless tools to the successful V28™ range
- Expanded Sawzall® range of reciprocating saws
- Growth in Europe


RYOBI

- Double digit growth outside of North America
- Introduced 9 new products under the One+™ System


AEG

ELECTRIC TOOLS

- Turnover and operational gains
- Geographic expansion

Homelite®

- Launched MightyLite™
- Operational improvements

Power Equipment

- **Record profit coming from new products and operational efficiencies**
- **Professional power tool brands deliver growth**
- **New lithium ion technology expands our professional cordless segment**
- **Milwaukee® transfer increases momentum**
- **Turnover of HK$17.12 billion, accounting for 79% of total turnover**

Divisional Turnover


Power Equipment
79%
Floor Care
20%
Laser and Electronics
1%



The Power Equipment business, which includes power tools, power tool accessories, and outdoor power equipment, produced record profit from operations, with growth from our professional brands, Milwaukee® and AEG® as well as strong sales from RIDGID® professional power tools manufactured by TTI. Profit from operations was HK$1,462 million, a significant increase of 18.16% over 2005. Turnover reached HK$17.12 billion, accounting for 79% of total Group turnover. Full year turnover was marginally down 0.35% from last year due to a sluggish North American market in the second half of the year. We improved profit margins to 8.54% from 7.20% last year in a difficult economic environment of rising raw material costs. Innovative new products, quality improvement initiatives, global procurement activities, product transfer programs, and CIP have positively impacted our operational performance.


AEG



Review of Operations

Power Equipment

Review • Power Tools and Accessories

For the year 2006, Milwaukee® expanded by continuing to lead the industry in the development of a broader line of lithium ion battery-based power tools aimed at professionals. The new V18™ line of products gained acceptance in the marketplace and combined with the V28™ lithium ion range, added incrementally to the cordless product category. Milwaukee® also strengthened its Sawzall® market position with new product introductions and marketing support, including specialized industry outreach programs, and supported by a full Sawzall® blades range. In addition, Milwaukee® grew in Europe as it continued to build recognition and expand distribution geographically.

AEG® improved in 2006 producing an increase in top line turnover and achieving profit targets. These were accomplished through the introduction of new products, addition of new distribution in existing markets, geographic expansion into Eastern Europe, Middle East, and South Africa, and benefits from TTI integration synergies. Synergies have been demonstrated with the shift to global product development that brought fifteen new products under the AEG® brand to market in 2006 with a plan to increase the number of new products in 2007.

The Ryobi® brand faced a challenging year in North America, but produced near double digit growth in turnover outside of North America with the first full year of the One+™ System distribution. The One+™ System under the Ryobi® brand offers 43 products including 9 new products such as the One+™ Angle Grinder and the One+™ Radio using the 18-volt battery & charger platform. The One+™ program has established a strong merchandising presence with growing end user demand that will drive future growth in our key retail partners across the globe.

In North America, the RIDGID® power tool products manufactured by TTI had another record year of increased turnover. Market acceptance of the complete Max Select® line of products, the first dual voltage – 18v and 24v tools, and the new Xli™ 24v Combo Kit featuring the lithium ion battery technology were product innovations that continue to make RIDGID® an important and fast growing power tool brand for professionals.

We continued our commitment in providing best-in-class new products, innovations, and other contributions to Sears Holdings Corporation's Craftsman® line of power tools and accessories. Highlights in 2006 included the launch of the new Craftsman® Digital Depth Router and Drill Press that provides accurate digital depth precision. A unique dual-laser circular saw with an innovative adjustable front laser that projects a line as a virtual edge guide and a 14.4v Cordless Drill/Driver with Auto-Lock chuck with "Auto Mode" were also introduced.

Several new, real innovative power tool accessories were introduced into the market during the year. Milwaukee® offered the Ice Edge™, a new generation of reciprocating saw blades specifically designed to handle even the toughest metal cutting applications that professionals demand. AEG® introduced the DrillConnect™ rotary hammer drill bit connector system that allows a quick and strong bit extension. In addition, Milwaukee® launched its Secure Grip™ hammer drill ideally for cordless hammer drills featuring shank flats and centering tip in protective packaging. We have also made an impact in Europe with the extremely tough AEG® dynAC TCT Universal Holesaw.


ICE EDGE TORCH


CRAFTSMAN

Review of Operations
Power Equipment

A high profile marketing program was conceptualized in 2006 that will have a lasting impact on our power tool business. Jobsite Solutions is designed to be a professional power tool end user focused conversion program for Milwaukee® products through initiatives that create and promote brand loyalty. Jobsite Solutions reaches beyond product solutions and into services, delivery, education, repair, warranty, and other value added services that solve more professional user problems. Additionally, it will be an important training program for the development of future management talent at Milwaukee® and across TTI.

2006 was an important year for the development of our best cost programs in Power Tools. Under the Milwaukee® and AEG® integration, the global R&D and new product development resources where streamlined to eliminate overlapping. Product development resources are now managed according to product segments, technologies, and brands in order to build expertise. The result was an efficient global product development team. Output of innovative new products will increase in 2007 as the spending on R&D and new product development is being increased.

Best cost improvements were realized with the Group's global sourcing and CIP. These high level initiatives leveraged the scale of TTI bringing savings and efficiencies in a period of rising material costs and are being expanded further in 2007. The Milwaukee® transfer program gained momentum throughout the year and we are now manufacturing Milwaukee® cordless tools in a dedicated, professional quality, China production facility. These tools are being shipped to our professional users worldwide.

Outlook • Power Tools and Accessories

We expect our North American business to rebound after a slowdown in the second half of last year. Business is on a positive trend for the beginning of 2007 and we have increased the consumer power tool promotion plans and marketing support over prior year levels. Innovative lithium ion cordless products will be launched throughout the year, further enhancing TTI's leading position in the cordless category. Our European and rest of world businesses are continuing to track healthy growth. New products are the primary drivers, but new distribution in core territories and new geographies are also adding incremental turnover. The Ryobi® branded One+™ System and Milwaukee® V18™ programs are notable product ranges that are feeding the expansion.

We believe that the shift to global product development platforms, the transfer programs of Milwaukee®, and the TTI best cost initiatives have better positioned our Power Tool business to make important investments in the marketing of our powerful brands. The strength of the Milwaukee®, AEG®, and Ryobi® brands will be supported and driven with marketing programs such as Milwaukee®'s Lighting Max Repair for professional users aimed at providing a simple program for product servicing. Another important program is our North American store service team, which is now linked to our Leadership Development Program (LDP) of high potential future leaders. The LDP will consolidate the market training and our retail partners will benefit from the energy and innovation the team brings into their stores every day.

Through the implementation of our strategies of powerful brands, innovative products, exceptional people, and best cost, the Power Tool business has delivered profit improvement and is poised to continue its quest to reach the global number one position.


AEG
RYOBI


Homelite
Lite
26b
HALF CHOKE

Review • Outdoor Power Equipment

Outdoor Power Equipment turnover expanded in 2006. Turnover outside North America continued to make double digit gains primarily from the Homelite® and Ryobi® brands. The operational focus to improve our cost position delivered positive gains in the second half, marked by new product launch efficiency and productivity in our Asia supply chain. Manufacturing gains through rigorous application of management techniques, procurement programs, and savings from CIP were key factors to improving our cost position. The business benefited from investments to expand new product development engineering resources and product range rationalization.

Expanding the Ryobi® branded range of products with new trimmers, edgers, high-pressure washers, and chain saws created incremental turnover in key markets while building brand recognition and loyalty with a more complete line of products. Homelite® started production of its innovative MightyLite™ line of gas trimmers, edgers, and blowers, positioned as the affordable, lightest weight outdoor products in the industry. The two brands, Homelite® and Ryobi®, with better-best positioning of innovative, user friendly tools for DIY and light-duty commercial applications, match our strategic focus of segmenting the market by attributes and price point allowing end users clear choices on product selection.

Outlook • Outdoor Power Equipment

We expect the market gains made in 2006 to continue into 2007. The gas-driven blower category, which experienced double digit growth in 2006, will help drive turnover going forward with several new introductions planned. Homelite®'s new MightyLite™ range will be globally distributed for the full year. In North America, expectations are to grow both in existing channels and potential new channels, driven by innovative new products already in the development pipeline and improved marketing. Outside of North America, our products and brands remain on track for turnover growth. The business has geographic expansion opportunities mirroring those of our Power Tool businesses in Eastern Europe, Middle East, South Africa, and Latin America.

We will continue to gain operational efficiencies in 2007 under our best cost strategy as we experience a complete year of production from our Asia supply chain and additional cost containment from our CIP. Importantly, the combination of multiple new product introductions, aggressive marketing and promotions, and operational effectiveness provides the platform for continued business performance improvement.


RYOBI
Homelite®



Floor Care

Review of Operations
Highlights


HOOVER

- Most recognized floor care brand in North America
- Premium, comprehensive floor care product range
- Innovative FloorMate™, WindTunnel™, and SteamVac™ All Terrain products


Dirt Devil

- No.1 selling vacuum brand in the US
- Successful launch of innovative KONE™ and Reaction™ products surpassed expectations


Vax

- No. 2 brand in the UK
- Double digit turnover growth

Floor Care

- Hoover® integration is priority
- Innovative products lead to growth in the 2nd Half
- Global brand and product development programs
- Turnover of HK$4.43 billion, accounting for 20% of total turnover

Divisional Turnover


Floor Care
20%
Laser and Electronics
1%
Power Equipment
79%

Dirt Devil

In 2006 our Floor Care business established the platforms for future growth, including the acquisition of the Hoover® floor care business. The powerful brand portfolio now includes Hoover®, Dirt Devil®, and Vax®. In addition to the brands, the business is competitively positioned with an increased new product development capability, best cost supply chain scale, and full product category coverage. Distribution reach outside of North America will continue to expand geographically with our brands.

The Floor Care business completed the transition to focus on our own brands and as a result reported second half growth in North America and Europe. Turnover for the full year was HK$4.43 billion, down 2.16% from last year, and accounting for 20% of the Group's total turnover. On the cost side, challenging raw material pricing was partially offset by our global sourcing programs and CIP savings. We promoted our innovative products with increased advertising support in key markets. Profit from operations was down to HK$157 million, a margin of 3.54% of turnover.

Review • Floor Care

The Floor Care business is aimed at driving our powerful brands, delivering product innovations and best cost, and building an exceptional management team. In 2006 we focused on several critical objectives. Product innovation initiatives targeted unique products to provide improved end user acceptance, retail demand, and financial premiums. This strategy produced solid results in North America with the Dirt Devil® Reaction™, Broom Vac®, and KONE™ lines of products. Under our best cost strategy, global



Floor Care


HEPA
FILTER
HOOVER
WINDTUNNEL

sourcing initiatives and CIP created savings throughout our supply chain, despite the ongoing global cost pressures. Manufacturing in China followed our strategy to focus on core brand businesses and product platforms. The effort has streamlined operations and we are moving aggressively to further embrace lean manufacturing. Building powerful brands is a fundamental TTI strategy and the increased marketing on the core brands of Dirt Devil® and Vax® boosted product exposure in 2006. The addition of Hoover® to the portfolio only adds to our brand power and gives a compelling end user brand segmentation strategy. We started the process of building a high performance management team of exceptional people in all regions of the world. In North America and Asia, the team is in place that is driving the integration of Hoover®. In Canada and the Middle East, we have established new regional business leaders as we are planning to do across other geographic regions.

In the United States, Dirt Devil® sold more vacuums than any other brand in 2006. The strength of the Dirt Devil® brand created the opportunity to migrate to higher price point products setting the stage for top and bottom line growth with additional introductions. Hoover® is a premium, best-in-class, vacuum and extraction brand. It will gain from the TTI best cost supply chain, the newly established TTI floor care global R&D center, and the combined marketing and distribution scale of TTI. Speed to integrate Hoover® with TTI is a priority. Sales, marketing, engineering, and back office synergies from a combined business are underway. We announced the closure of Hoover®'s North Canton manufacturing plant and operational integrations have begun. We are excited that the combined Floor Care business will hold the leadership position in North America and we are ready to bring this business to new levels.

Outside North America, the business reported double digit turnover growth primarily driven by the strength of our Vax® business. Vax® strengthened its position as the number two vacuum brand in the UK delivering double digit top line growth in a very competitive market. Vax® launched over 50 new products and made geographic expansion efforts. The

addition of Hoover® will provide new and incremental product opportunities for the Vax® business. Dirt Devil® in Europe faced a difficult year with a slower acceptance of new products than expected. A completely refreshed range is already launched with positive end user acceptance being seen. Overall, new products and an expanding geographic reach will continue to drive the business outside of North America forward.

Outlook • Floor Care

2006 set the stage for growth in the Floor Care business. We now possess the most recognized brands in virtually all floor care categories. Dirt Devil® is positioned to continue its introduction of unique products through its ease of use strategy and advantages in manufacturing scale and supply chain efficiencies. There are multiple new product introductions planned for 2007 including the KURV™ and the KRUZ™, both hand-held vacuums and a new "i"™ upright vacuum. Our contract business remained in transition in 2006 as we increased our commitment to our own leading brands. This is still on track to rebound in 2007 as we begin delivering the new line of Sears® Kenmore® brand of vacuums in the first half.

We have a robust and aggressive plan for the Hoover® line of vacuums which includes exciting new products and equally important, a smooth integration of all operations into the Group's worldwide economies of scale. We expect Hoover® to gain market position in its core competency of high end vacuums and extraction while delivering significant savings in operational efficiencies.

Vax® is also positioned for continued growth. The new products introduced in 2006 will add full year benefits and many new products are ready to be released during 2007. Dirt Devil® and Hoover® will also see growth internationally from their already strong positions in many global markets. The Hoover® brand recognition creates a strong opportunity to enter the Latin American market.


NOMAD
Dirt Devil

Laser and Electronics

Review of Operations

Highlights


RYOBI

- Released AIRgrip™ Self Leveling Cross Line Laser Leveler
- Aggressive launches of Manual and Self Leveling Laser Levels, Stud Sensors, Metal and AC Wall Scanners
- Launched new innovations with long range Sonic Tape Measure with Built-in Project Calculator and Voice Recorder

Laser and Electronics

- **Profit contribution**
- **Business performance as expected**
- **Turnover of HK$279 million accounting for 1% of total turnover**

Divisional Turnover


Laser and Electronics
1%
Floor Care
20%
Power Equipment
79%

The Laser and Electronics business result for 2006 was according to expectations, with a top line decline from the prior year due to the continuing correction in the laser-based products market. Turnover in Europe was stable and infant care products delivered growth. Expenses were controlled through CIP while addressing the overhead expenses structure. Consequently, turnover was HK$279 million, accounting for 1% of total Group turnover, and profit from operations was HK$37 million.

Review • Laser and Electronics

We held the leading position in our key categories and markets. Following the TTI strategy of focused product innovation, several new product introductions in electronic hand tools, solar powered lights, and infant care products were launched successfully. New AIRgrip™ base products under the Ryobi® brand were developed for later shipment as the market returns to normal stocking and selling cycles with laser products.

Outlook • Laser and Electronics

There are signs that the laser market is beginning a slow recovery in 2007. The business has opportunities to grow in other electronic hand tools and detectors, solar lighting, and infant care products. New product development planning has expanded into new markets of electronic tools including digital thermometers and moisture meters, solar powered chargers, and a new range of electronic wall scanners, to name a few.


RYOBI

Vice Chairman's Message

" One Company, One Passion, One Goal. "



Dr Roy Chi Ping Chung *JP*
Vice Chairman

One Company

From the time the Chairman and I founded TTI, we have always believed in teamwork. We believe that working together as a team is the only way to fully harness the intellectual capital and talent of our people and thus maximizing results. Throughout TTI's growth, this belief has been instilled in the mindset of every one of the Group's employees. We are now a company of over 20,000 people spanning five continents. Every person with a unique background, skill, and knowledge coming together as One Company, this is the foundation of TTI.

One Passion

It takes more than just teamwork to get to where TTI wants to be. It takes vision; it takes diligence; it takes passion. At TTI, we share the same passion; to excel in every thing that we do. We are passionate about growing our leading brands, coming up with more and more innovative products, having a best cost approach in all that we do, and keeping exceptional people. Our twelve consecutive years of improved profitability is testimony to our passion. It is One Company that provided us with the foundation, and it is this One Passion that will drive us to achieve even greater things.

One Goal

With the collective efforts of everyone in TTI, working together and sharing the same passion, I have no doubts we can achieve that One Goal we have set forth since the inception of TTI, that is: "to become number one in all the industries that we serve."

We truly look forward to the future and the opportunities that await us.

Dr Roy Chi Ping Chung *JP*
Vice Chairman

Board of Directors

Group Executive Directors

Horst Julius Pudwill *MSc, Chairman and Chief Executive Officer*
Mr Horst Julius Pudwill, aged 62, a founding partner of TTI, has been the Chairman and Chief Executive Officer since 1985. He is responsible for the formulation of TTI's strategic vision, focusing on the continual growth and profitable development of the Group's organization, products and services. He is active in aligning the activities of the Group with customer needs.

Mr Pudwill holds a Master's Degree in Engineering and a General Commercial Degree. He has extensive experience in international business.

Dr Roy Chi Ping Chung *JP, Vice Chairman*
Dr Roy Chi Ping Chung JP, aged 54, is a co-founder of TTI. Dr Chung, previously the Group Managing Director since 1985, has been appointed as the Vice Chairman of the Company with effect from 18th April, 2007. Dr Chung will continue in his capacity as a Group Executive Director and is responsible for the corporate and business management of the Group. He holds a Master of Science Degree in Engineering Business Management from the University of Warwick, United Kingdom.

Possessing nearly 30 years of solid experience in the electrical appliances and electronics industries, Dr Chung holds a strong interest in these business sectors and actively participates in nurturing the growth of these industries and developing the next generation of industry leaders. Dr Chung was awarded an Honorary Doctorate Degree by the University of Newcastle in New South Wales, Australia in 2006. He was also appointed as Justice of Peace by the Hong Kong SAR Government effective on 1st July, 2005 and won the Hong Kong Young Industrialists Award in 1997. Dr Chung is an active member of many Government commissions. He is currently a non-official member of the Committee on Economic Development and Economic Cooperation with the Mainland – Commission on Strategic Development and a member of the Home Affairs Bureau – Sports Commission. He also serves as the Vice Chairman of the Federation of Hong Kong Industries and the Chairman of Electronics/Electrical Appliances Industry Advisory Committee of the Hong Kong Trade Development Council. He is also the Deputy Council Chairman of Hong Kong Polytechnic University (2002 – 2007) and Council Member of Vocational Training Council. Dr Chung is also an Independent Non-executive Director of Kin Yat Holdings Limited and Daka Designs Limited.

Patrick Kin Wah Chan *FCCA, FCPA, APVC, Operations Director*
Mr Patrick Kin Wah Chan, aged 47, joined the Group in 1988 and was appointed as Executive Director in 1990. He is now in charge of the manufacturing operations of the Group.

Mr Chan is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of The Professional Validation Council of Hong Kong Industries, Executive Committee Member of the Hong Kong Electrical Appliances Manufacturers Association.

Frank Chi Chung Chan *FCCA, FCPA, CPA (Practising), Group Chief Financial Officer*
Mr Frank Chi Chung Chan, aged 53, joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and financial management of the Group.

Mr Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong.

He is currently an Independent Non-executive Director of Gold Peak Industries (Holdings) Limited, and an Independent Director of Tsit Wing International Holdings Limited, companies listed on the stock exchanges of Hong Kong and Singapore respectively.

Stephan Horst Pudwill *Director – Business Development*
Mr Stephan Horst Pudwill, aged 30, joined the Group in 2004 and was appointed as Executive Director in 2006. He is mainly responsible for managing, improving and monitoring internal operations, and identifying synergistic business opportunities within the Group.

Prior to joining the Group, Mr Pudwill held managerial positions at Daimler Chrysler AG that included product marketing and strategic planning for the Mercedes-Benz car group.

Mr Pudwill serves on the board of directors for A&M Electric Tools GmbH, headquartered in Germany and part of the Techtronic Group of Companies.

Mr Pudwill holds a Bachelor of Arts Degree from the University of British Columbia and is Mr. Horst Julius Pudwill's son.

Non-executive Director

Vincent Ting Kau Cheung *Non-executive Director*
Mr Vincent Ting Kau Cheung, aged 65, was appointed as a Director in 1991. He is a Non-executive Director of Gold Peak Industries (Holdings) Limited, listed on The Stock Exchange of Hong Kong Limited.

Mr Cheung is a graduate in law from University College, London and has been a practising solicitor since 1970. He is qualified to practise law in Hong Kong and the UK and he is now a Consultant of Vincent T.K. Cheung, Yap & Co.

Independent Non-executive Directors

Christopher Patrick Langley *OBE, Independent Non-executive Director*
Mr Christopher Patrick Langley, aged 62, was appointed as an Independent Non-executive Director in 2001. He was formerly an Executive Director of The Hong Kong and Shanghai Banking Corporation Limited. Mr Langley holds directorships in a number of publicly-listed companies and maintains close ties with the business community in Hong Kong.

Joel Arthur Schleicher *CPA, BSB, Independent Non-executive Director*
Mr Joel Arthur Schleicher, aged 55, was appointed as an Independent Non-executive Director in 1998. He has 28 years of management experience in the manufacturing and technology/telecom services sectors.

Mr Schleicher is the Founder, Chairman and CEO of Presidio, Inc. (formerly Integrated Solutions, Inc.), one of the largest independent implementers of advanced IT infrastructure solutions in the United States. Since 1989, he has worked with private equity firms as a consultant, advisor, board member and held portfolio management roles including as Chairman and CEO for Interpath Communications, Inc.; CEO of Expanets, Inc. and President and COO for Nextel Communications, Inc. He presently serves on the board of directors of various North American domestic and international companies.

Manfred Kuhlmann *Independent Non-executive Director*
Mr Manfred Kuhlmann, aged 62, was appointed as an Independent Non-executive Director in 2004. He was General Manager of Dresdner Bank AG Hong Kong Branch between 1994 and 1998 and General Manager of Dresdner Bank AG Dubai before he retired in August 2004. Mr Kuhlmann is a graduate of the Banking Academy, Hamburg and has extensive experience in the finance and banking industry. Recently, he joined a European based private equity/alternative investment firm as a partner.

Global Management



Asia

Techtronic Industries Co. Ltd.
David Butts
Group Senior Vice President

Clarence Chi Hong Chan
Group Controller

Alex Chunn
Vice President,
Industrial Design and Concept Development

James Gough
Head of Internal Audit

Dr jur. Matthias Hartz
Senior Vice President,
Corporate Affairs - TTI Group

Marc Hill
Divisional Senior Vice President,
Portable Electric Tools and Accessories

Dr Thomas James
Senior Vice President,
Professional Power Tool Operations

Edmund Tak Man Li
Treasurer

Wong Sakh Hong
Vice President, Manufacturing

Solar Wide Industrial Ltd.
Hughes Sanoner
President and Chief Executive Officer



North America

Techtronic Appliances Holdings Co. Ltd.
Joseph Galli
Chief Executive Officer

TTI Floor Care
Chris Gurreri
President

Trevor Deighton
Executive Vice President, Global Manufacturing

John Remmers
Executive Vice President and General Manager,
Global Product Development and Engineering

Craig Baxter
Vice President, Sales - Canada

TTI Power Equipment
Philippe Buisson
Chief Financial Officer

Lee Sowell
President, Outdoor Power Equipment

Robert Freitag
President, Sales and Marketing
Ridgid and Ryobi Power Tools Brands

Mike Farrah
Senior Vice President, Marketing
Ryobi Brand Power Tools

Bryan Whiffen
Senior Vice President, Marketing
Ridgid Brand Power Tools

Bob Gautsch
Vice President, OEM Sales and Marketing

Norman MacDonald
Senior Vice President, Operations

Ken Brazell
Vice President,
Industrial Design and Concept Development

Matt DeFeo
Vice President, Field Sales

Milwaukee Tools
Steven Richman
President

Harry Peterson
Chief Operating Officer

Patricia Grisham
Chief Financial Officer

David Selby
Vice President, Engineering

Shane Moll
Vice President, Tools and Equipment

Daryl Hendrix
Senior Vice President, Sales and Marketing

Tom Mastaler
Vice President, Operations

Dyann Kostello
Vice President, General Counsel



Australasia

TTI Australia
Herbert Hermens
Managing Director

Vax Australia
Eddy Baroni
Executive Chairman



Middle East

TTI Middle East
Robert Vos
Vice President and Managing Director



Europe

A & M Electric Tools GmbH
Erwin Trenn
Managing Director

Horst Garbrecht
Co-Managing Director

Dr Dirk Biskup
Vice President, Finance and Accounting

DreBo Werkzeugfabrik GmbH
Markus Dreps
Managing Director

Ryobi France
Alexander Thorn
President

Ryobi Germany
Walter Eichinger
Managing Director

Ryobi UK
Mark Pearson
Managing Director

Royal Appliance International GmbH
Ralf Lindner
Managing Director and Chief Executive Officer

Vax Europe
Simon Lawson
Managing Director

Management's Discussion and Analysis

Financial Results

Result Analysis

The Group's turnover for the year was at HK$21.82 billion, 2.39% lower than the HK$22.36 billion reported last year. Profit attributable to equity holders of the parent amounted to HK$1,072 million, an increase of 5.19% on HK$1,019 million reported in 2005, with margin improved to 4.91% compared to 4.56% last year.

EBITDA increased by 5.49% to HK$2.10 billion, representing a margin of 9.61% as compared to the 8.90% reported last year. EBIT margin also improved to 7.13% as compared to 6.57% in 2005.

Basic earnings per share for the year, having accounted for the full dilution effect of the share placement in September 2005 was at HK73.18 cents per share, marginally lower than HK73.53 cents reported in 2005.

Gross Margin

Despite the continuous increase in raw material and component costs, gross margin continued to improve to 31.59% as compared to 31.05% reported last year. The improvement was the result of the Group's focused strategy of introducing a constant supply of new products to the market, favorable product mix and leveraging on the expanded volume of business and the results of the continuous cost improvement programs at all levels within the Group.

Operating Expenses

Selling, distribution, advertising and warranty expenses remained comparable to that of last year at HK$2,530 million (2005: HK$2,538 million). Improvements as a result of synergies created amongst various newly acquired operations through integration and cost rationalization were partially offset by higher advertising and promotion spending during the year.

The Group's own brand business continues to account for 80.24% (2005: 79.96%) of total turnover. The long term strategy of the Group remains focused on developing and expanding its own brand business.

Investments in product design and development amounted to HK$428 million representing 1.96% (2005: 2.20%) of the Group's turnover, reflecting the efficiency improvements from the consolidated, effectively structured R&D resources.

Administrative expenses reduced by HK$29 million, an improvement of 1.18%. The improvement was mainly due to the synergies created with the acquired Milwaukee® and AEG® operations together with effective continuous cost improvement programs within the Group.

Net interest expenses for the year amounted to HK$300 million as compared to HK$293 million in 2005, an increase of only 2.58%. The increase was mainly due to full interest costs for the loans arranged for the acquisition for the year whereas only 9 months of interest was charged in 2005, and the overall increase in interest rates. Interest coverage, expressed as multiple of earnings before interest and tax to total net interest, remained at a healthy level of 5.18 times (2005: 5.02 times).

Effective tax rate for the year was at 14.57% as compared to 12.96% in 2005. The Group will continue to leverage its global operations to further improve the overall tax efficiencies.

The Group's major borrowings are in US Dollars and HK Dollars. Other than the fixed interest rate notes and the zero coupon convertible bonds outstanding, all borrowings are either LIBOR or Hong Kong best lending rates based. There is a natural hedge mechanism in place as the Group's major revenue are in US Dollars and currency exposure is relatively low. The Group's treasury team will continue to closely monitor and manage its currency and interest rate exposure.

Liquidity and Financial Resources

Shareholders' Funds

Total shareholders' funds amounted to HK$7.00 billion as compared to HK$6.11 billion in 2005, representing an increase of 14.47%. Book value per share increased to HK$4.78 as compared to HK$4.18 as reported last year.

Financial Position

The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to equity holders of the parent was at 74.14%, improved from the 76.24% as reported in 30th June, 2006. The net gearing was higher than the 68.31% in 2005, mainly due to a more challenging market condition than expected in the second half of the year. The Group however remains comfortable even at this gearing level and expects continuous improvements through the successful integration of various operations and a focus on working capital management.

Bank Borrowings

The Group continues to maintain a well balanced and structured loan portfolio. We benefited from its fixed interest rate exposure through the fixed rate notes issued in 2003 and 2005 and other long-term borrowings, which account for 62.54% of the Group's total borrowing. The Group is comfortable with the current position to support its long-term growth strategy.

Working Capital

The Group's net current assets increased by 16.60% to HK$5.64 billion. Current ratio and quick ratio further improved to 1.78 (2005: 1.66) and 1.22 (2005: 1.12) respectively.

Total inventory value increased by 1.23% to HK$4.02 billion. Average inventory days increased by 12 days, the increase in number of days was because of higher finished goods inventory at balance sheet date due to shipment and deliveries arrangements. A major portion of the finished goods inventory was delivered in early 2007.

Trade receivables turnover days increased by 8 days due to the increased volume of business in Europe, which normally carries a longer credit term. The Group has evaluated the quality of the customer portfolio and remains comfortable with the quality of the trade receivables carried.

Average trade and other payables days increased to 56 days (2005: 53 days).

Capital Expenditure

Capital expenditure for the year amounted to HK$473 million. Excluding the factory expansion plan in China, the capital expenditure during the year on operating assets was in line with the Group's capital appropriate guideline.

Capital Commitments and Contingent Liabilities

As of 31st December, 2006, total capital commitment amounted to HK$620 million (2005: HK$269 million) and there were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to encumbrance.

Acquisition

On 7th December, 2006, the Directors announced that the Company on, 6th December, 2006, (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase the Hoover® floor care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of the Hoover® assets and two operating subsidiaries consists of the payment of US$107 million (approximately HK$831 million) in cash to Maytag Corporation (on behalf of itself and the other sellers).

To effect the purchase of the Hoover® floor care business, the Company will assume certain assumed obligations as they exist at the closing date. Based on unaudited financial information provided by Whirlpool Corporation as of 30th September, 2006, the assumed obligations were approximately US$128 million (approximately HK$994 million) (consisting of approximately US$74 million (approximately HK$577 million) of accounts payable and other accrued liabilities, and approximately US$54 million (approximately HK$417 million) of long-term post-retirement medical and life insurance benefits for the transferred employees which shall be payable over the lifetime of such employees).

The total unaudited asset value of the Hoover® floor care business as of 30th September, 2006 was approximately US$354 million (approximately HK$2,747 million).

All of the conditions set out in the PSA have been fulfilled as per our announcement dated 30th January, 2007 and the transaction was completed on 31st January, 2007, and was fully settled at the closing of the transaction by internal resources.

The Directors believe that the acquisition of the Hoover® floor care business will enable the Company to enhance its position in the floor care industry on a worldwide basis. Through this acquisition, the Company will acquire Hoover®'s strong brand name, as well as its comprehensive line of products for general and special purpose vacuuming, including full-size uprights and canisters, deep cleaners, and hard-floor cleaners. The Directors believe that the engineering and design capability of Hoover® can be leveraged across the Company's existing product portfolio. The Company expects to benefit from many operational synergies and efficiencies through the combination of Hoover® with its Royal® and Dirt Devil® business and technological synergies through the combination of their patent portfolios and able engineering staffs. These, in conjunction with the Company's efficient manufacturing platform, are expected to strengthen and expand the Hoover® brand throughout the international markets in which it competes.

The Group is already preparing aggressive plans to integrate the business to reap the synergies as described above.

Major Customers and Suppliers

For the year ended 31st December, 2006

(i) the Group's largest customer and five largest customers accounted for approximately 35.61% and 49.95% respectively of the Group's total turnover; and

(ii) the Group's largest supplier and five largest suppliers accounted for approximately 2.75% and 12.07% respectively of the Group's total purchases (not including purchases of items which are of a capital nature).

According to the knowledge of the Directors, none of the Directors, their associates or any shareholders who owned more than 5% of TTI's share capital had any interest in the five largest customers or suppliers of the Group.

Human Resources

The Group employed a total of 20,679 employees (2005: 22,053 employees) in Hong Kong and overseas. Total staff cost for the year under review amounted to HK$2,456 million as compared to HK$2,533 million last year.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed in improving the quality, competence and skills of all employees and in providing related training and leadership development programs. The Group offers competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

Purchase, Sale or Redemption of Shares

There has been no purchase, sale, or redemption of shares of the Company by the Company or any of its subsidiaries during the year.

Audit Committee

An Audit Committee of the Board (the "Audit Committee") was established in 1999 and on 11th April, 2006, the Board of Directors of the Company (the "Board") adopted written terms of reference for the role and function of the Audit Committee and published these on the Company's website, www.ttigroup.com. The role and function of the Audit Committee is to assist the Board in ensuring that an effective system of internal control and compliance with the Group's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Company.

The Audit Committee is comprised of three Independent Non-executive Directors of the Company, namely Mr Joel Arthur Schleicher (Chairman), Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann. All members of the Audit Committee have professional, financial, or accounting qualifications.

Review of Financial Information

The Audit Committee has reviewed with senior management of the Group and Messrs Deloitte Touche Tohmatsu the accounting principles and practices adopted by the Company and has discussed internal controls and financial reporting matters, including the review of the audited consolidated financial statements for the year ended 31st December, 2006. The Board acknowledges its responsibility for the preparation of the accounts of the Group.

Compliance with the Model Code of the Listing Rules

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"). The Company confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code during the year ended 31st December, 2006. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, which applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Company's shares, and which has been published on the Company's website, www.ttigroup.com.

Dividend

The Directors have recommended a final dividend of HK12.60 cents per share for the year ended 31st December, 2006 (2005: HK12.60 cents) payable to the Company's shareholders whose names appear on the register of members of the Company on 29th May, 2007. Subject to the approval of the shareholders at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on or about 5th July, 2007. This payment, together with the interim dividend of HK6.50 cents per share (2005: HK6.00 cents) paid on 28th September, 2006, makes a total payment of HK19.10 cents per share for 2006 (2005: HK18.60 cents).

Closure of Register of Members

The register of members of the Company will be closed from Friday, 25th May, 2007 to Tuesday, 29th May, 2007, both days inclusive. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 23rd May, 2007.

Corporate Governance Report

The Company recognizes the importance of ongoing enhancement of effective and efficient corporate governance practices. Good governance practices can help ensure the protection of shareholders' rights, enhance the effectiveness of the Board and improve transparency of the Company's business and performance.

Compliance with Code of Governance Practices

The Company confirms that it has complied with all the code provisions of the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules throughout the year, save that:

1. The roles of Chairman and the Chief Executive Officer of the Company are both performed by Mr Horst Julius Pudwill. After due consideration, the Company does not currently propose to separate the functions of its Chairman and Chief Executive Officer, as both the Board and senior management of the group has significantly benefited from the leadership, support, and experience of Mr Pudwill.

2. The Board formally adopted written procedures on 11th April, 2006 to govern the delegation of daily management responsibilities to the senior management of the group and the reservation to the Board of specifically identified matters. This supplemented and enhanced the prior practice of the Board of delegating signing authority on a case-by-case basis for each significant agreement entered into by the group. The work of the Audit Committee will include reviewing on an ongoing basis the group's internal controls and the delegation and reporting procedures between the Board and senior management.

3. None of the Directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. Under Article 103 of the Articles of Association of the Company, one third of the Board must retire by rotation at each annual general meeting and, if eligible, offer themselves for re-election.

The Board

Roles and Responsibilities

The Board assumes responsibility for and oversight of the management of the group's affairs, and concentrates on matters affecting the group's overall strategic policies, finances, shareholder interests and corporate governance.

The Board has reserved for its decisions or consideration matters covering major acquisitions and disposals, annual budgets, annual and interim results, appointment of Directors and external auditors and other significant operational and financial matters.

The Company has arranged appropriate liability insurance cover for the Directors. The insurance coverage is reviewed on an annual basis.

Board Composition

The Board is comprised of five Group Executive Directors, being Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr Roy Chi Ping Chung JP (Vice Chairman), Mr Patrick Kin Wah Chan (Operations Director), Mr Frank Chi Chung Chan (Group Chief Financial Officer) and Mr Stephan Horst Pudwill (Director – Business Development), one Non-executive Director, being Mr Vincent Ting Kau Cheung, and three Independent Non-executive Directors, being Mr Joel Arthur Schleicher, Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann, whose biographical details and relevant relationships are set out in the Board of Directors section on pages 38 to 39 of this annual report. No service contract has been entered into between the Company and any of the Directors.

The Board has appointed a Chairman who provides leadership to the Board in terms of establishing policies and business directions. The Chairman ensures that the Board works effectively and discharges its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner.

One third of the Board comprises Independent Non-executive Directors who brings judgment, knowledge and experience to the Board's deliberations. The Board also comprises a Non-executive Director who brings legal and regulatory knowledge and experience to the Board. These Non-executive Directors combine to offer diverse industry expertise, serve the important function of advising the management on strategy and providing checks and balances for safeguarding the interests of the shareholders of the Company as a whole.

The Company has received annual written confirmation from all three Independent Non-executive Directors of their independence from the Company and the Board considers each of them to be independent up to the approval date of this annual report in accordance with the Listing Rules.

Board Process

The Board is committed to at least four scheduled meetings in a year and will meet more frequently as and when required. All members of the Board are given complete and reliable information in relation to the affairs of the group, and receive the support from and access to the Company Secretary of the Company in respect of all meetings of the Board. Each Director is afforded access, on his request, to senior management of the group and to independent professional advice in performing their duties at the Company's expense. All Directors receive briefings and professional development training as necessary to ensure a proper understanding of the business of the group and their responsibilities under statute and at common law.

The Board held five meetings during 2006, and the summary at the end of this report sets out the attendance record of each Director. Proposed Board meeting dates for 2007 have been agreed in the last Board meeting held in 2006 to facilitate maximum attendance of Directors. The meeting agenda is set by the Chairman in consultation with members of the Board.

Minutes of the Board/committee meetings with sufficient details of matters and concerns discussed are kept in safe custody by the Company Secretary of the Company, are sent to the Directors for record and are open for inspection by the Directors.

Codes for Securities Transactions

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"). The Board confirms that, after specific enquiry with each Director, all Directors have complied with the required standard set out in the Model Code. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code that applies to securities transactions of all relevant employees who may be in possession of unpublished price sensitive information in relation to the Company's shares, and which has been published on the Company's website (www.ttigroup.com).

Board Committees

The Board has established the following committees with defined terms of reference to delegate various responsibilities. The majority of the members of each committee are Independent Non-executive Directors. This structure ensures the independence of views and opinions expressed by the Directors at the respective committee meetings. The following committees are required to report back to the Board on their decisions.

Audit Committee: The Audit Committee has been established since 1999. The Audit Committee operates under written terms of reference, which have been adopted since 11th April, 2006, published on the Company's website (www.ttigroup.com). The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the group's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Company.

The Audit Committee is comprised of all three Independent Non-executive Directors (being Mr Joel Arthur Schleicher, Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann) and is chaired by Mr Joel Arthur Schleicher. Each member of the Audit Committee has professional, financial, or accounting qualifications as required under the Listing Rules.

The Audit Committee held four meetings during 2006, with a 100% attendance rate, to review with the Group Chief Financial Officer, the Head of Internal Audit ("IA"), other senior management and the external auditors, the Group's significant financial matters and internal controls, which covers findings of internal and external auditors. Additional work performed by the Audit Committee in 2006 includes reviewing the Company's accounting principles and practices, internal controls, risk management and financial reporting matters (including the interim and annual results for the Board's approval).

The Audit Committee has scheduled five regular meetings for 2007.

The IA function charter is to actively monitor and participate in the improvement of the group risk management and internal control framework. The Head of IA reports directly to the Audit Committee on matters in relation to the scope of the risk-assessment and annual audit plan and to the Chief Executive Officer on administrative matters. The operational procedures of the IA function are approved by the Audit

Committee and the Chief Executive Officer. The IA function uses a risk-assessment approach to establish its annual audit plan. Any audit entities considered high risk are reviewed annually with lower risk entities covered as part of a 3 year rotational plan. In addition to regularly scheduled audit reviews, IA from time to time may undertake ad hoc reviews at the request of the Audit Committee or management of the Company. The 2007 audit plan was submitted to and approved by the Audit Committee in November 2006.

Nomination Committee: The Nomination Committee was established in April 2006, and the Board adopted written terms of reference for the role and function of the Nomination Committee, which has been published on the Company's website (www.ttigroup.com). The role and function of the Nomination Committee is to ensure a fair and transparent process of board appointments, and in particular to assist the Board to identify suitable candidates and make recommendations for consideration of the Board and shareholders.

The Nomination Committee is comprised of four members, and is chaired by Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), the other members being Mr Vincent Ting Kau Cheung (Non-executive Director), Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann (Independent Non-executive Directors). Prior to Mr Horst Julius Pudwill assuming the role as the Chairman of the Nomination Committee on 1st September, 2006, Mr Vincent Ting Kau Cheung was the Chairman of the Nomination Committee.

The Nomination Committee held two meetings during 2006 with a 100% attendance rate. The Nomination Committee reviewed in May 2006 the appointment of Mr Stephan Horst Pudwill as a new board member of the Company as part of succession planning for the Board and such nomination was made to the Board in consideration of Mr Stephan Horst Pudwill's educational background and qualifications, his experience in business development and corporate strategy, and his previous experience and involvement in the Group prior to his appointment. The Nomination Committee has also reviewed the structure, size, and composition of the Board to ensure compliance with the Board composition rules of the Stock Exchange.

The Nomination Committee has scheduled two regular meetings for 2007.

Remuneration Committee: The Remuneration Committee was established during 2005, and on 11th April, 2006, the Board adopted written terms of reference for the role and function of the Remuneration Committee, now published on the Company's website (www.ttigroup.com). The role and function of the Remuneration Committee is to assist the Board in developing and administering a fair and transparent procedure for setting policy on the overall human resources strategy of the group and the remuneration of Directors and senior management of the Group, and for determining their remuneration packages, on the basis of their merit, qualifications, and competence, and having regard to the Company's operating results, individual performance, and comparable market statistics.

The Remuneration Committee is comprised of three members, and is chaired by Mr Vincent Ting Kau Cheung (Non-executive Director), the other members being Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann (Independent Non-executive Directors).

The Remuneration Committee held three meetings during 2006, with a 100% attendance rate, to review the compensation of the Directors and senior management of the group for 2006 and discuss the mix of the remuneration packages of the Group Executive Directors. In determining the remuneration guidelines for 2006, the Remuneration Committee referred to remuneration surveys conducted by independent external consultants on companies operating in similar businesses. A Director is not allowed to approve his own remuneration. The principal elements of the Company's executive remuneration package include basic salary, discretionary bonus, and share option while the principal elements of the Company's non-executive remuneration package include basic directors' fee, committee chairmanship or membership fee and Board or committee meeting attendance fee. Reimbursement is allowed for out-of-pocket expenses incurred in connection with the performance of their duties including attendance at Company's meetings. No Directors were granted any share options of the Company during 2006.

The Remuneration Committee has scheduled two regular meetings for 2007.

Accountability and Audit

The Board acknowledges its responsibility for the preparation of the accounts of the Company.

Internal Control

The Board acknowledges its responsibility to ensure that a sound and effective internal control system is maintained. The Board is responsible for approving and reviewing key internal control policies including delegated authorities, policy on market disclosure and investor and media relations, and policy on non-audit services and treasury management policy. The responsibility of day-to-day management of operational risks and implementation of mitigation measures lies with management. An internal control system is designed to provide reasonable, but not absolute assurance that material misstatement or loss can be avoided, and to manage and minimize risks of failure in operational systems. Key control procedures include:

- establishing a structure with defined authority and proper segregation of duties
- monitoring the strategic plan and performance
- designing an effective accounting and information system
- controlling price-sensitive information
- ensuring swift actions and timely communication with our stakeholders
- conducting internal independent review by IA Department

The Board, through the Audit Committee, conducts continuous review of the effectiveness of the Group's system of internal control. The "Internal Control – Integrated Framework" developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") is used as a framework for the continuous review and in 2006 the program of work undertaken by the Audit Committee included review of:-

- the organization structure and delegated authorities
- the strategic plan, annual operational plan and on-going business performance
- the performance and adequacy of accounting and information systems
- the risk management process including formal risk assessment at the enterprise level
- the risk management functions and their performance indicators including discussions with senior management responsible for day-to-day management of significant risks
- the Group's compliance program
- the scope of work and results of the IA function

The Group will continuously update, develop and improve the existing internal control system should any opportunities or areas of concern are identified and shall form part of the Group's continuous review program.

In respect of the year ended 31st December, 2006, the Board has reviewed the internal control systems of the Group.

External Auditors

The external auditors of the Group are Deloitte Touche Tohmatsu, and in 2006, Deloitte Touche Tohmatsu provided the following audit and non-audit services to the Group:

Nature of Services	Amount (HK$ million)
External Audit Services	18
Taxation Consultancy Services	5
Other Consultancy Services	2

Deloitte Touche Tohmatsu is also the tax advisers of the Hong Kong companies of the Group. The other consultancy services provided by Deloitte Touche Tohmatsu comprised professional services on the report of factual findings on agreed upon procedures.

In order to further enhance independent reporting by external auditors of the Group, the Independent Non-executive Directors and the external auditors of the Group meet without the presence of the management of the Group. In addition, the nature and ratio of annual fees to external auditors for non-audit services and for audit services are subject to scrutiny by the Audit Committee. A policy of non-audit services from external auditors was adopted on 7th November, 2006. Such policy includes prohibition of specified non-audit services. Other non-audit services, that are considered not to affect the independence of our external auditors, require prior approval of Audit Committee.

Investor Relations and Shareholder Communications

The Company understands the importance of maintaining effective communication with our shareholders and the investment community. The Board has adopted a Policy on Market Disclosure, Investor Relations, and Shareholder Communications, which has been published on the Company's website (www.ttigroup.com), to ensure that the Company complies with its disclosure obligations under the Listing Rules and other applicable laws and regulations, and that all shareholders and potential investors have an equal opportunity to receive and obtain externally available information issued by the Company.

The Company continues to promote investor relations and communications by maintaining regular meetings with institutional shareholders and analysts. Webcasts of results presentations at press conferences have also been made available at the Company's website (www.ttigroup.com). All shareholders have 21 days notice of the annual general meeting at which directors and committee Chairmen or members are available to answer questions. The results of the voting by poll are published on the Company's website together with details of the meeting, including the time and venue and major resolutions. As a channel to further promote effective communication, the Company's website is maintained to disseminate Company announcements and presentations and shareholder information and other relevant financial and non-financial information electronically on a timely basis.

The 2006 annual general meeting of the Company was held on 22nd May, 2006 at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong. The following resolutions were passed at the meeting:

(a) To adopt the audited financial statements and the reports of the directors and the auditor for the year ended 31st December, 2005;

(b) To declare a final dividend of HK12.60 cents per share for the year ended 31st December, 2005;

(c) To re-elect Mr Patrick Kin Wah Chan as Group Executive Director, Mr Frank Chi Chung Chan as Group Executive Director and Mr Joel Arthur Schleicher as Independent Non-executive Director and authorize the Directors to fix the directors' remuneration for the year ending 31st December, 2006;

(d) To re-appoint Deloitte Touche Tohmatsu as auditors of the Company and to authorize the Directors to fix their remuneration;

(e) (i) To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding (1) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution and (2) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution (less any shares allotted and issued pursuant to (i) above);

(ii) To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution;

(iii) To authorize the Directors to allot and issue additional shares equal to the number of shares repurchased by the Company pursuant to (e) (ii) above; and

(f) To approve the amendments to the Articles of Association of the Company.

Shareholders' Rights

The general meeting provides a forum for the Board to communicate with the shareholders of the Company. Under Article 66 of the Company's Articles of Association, the Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance, or in default, may be convened by the requisitionists.

To further enhance minority shareholders' rights, the Company has adopted the practice of voting by poll for all resolutions put forward at its annual general meetings and special general meetings.

The Company follows the requirements under the Listing Rules by disclosing in its circulars convening a general meeting the procedures for and the rights of shareholders to demand a poll in compliance with Rule 13.39(4) of the Listing Rules.

Pursuant to Article 74 of the Company's Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member of members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting;

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(v) by the chairman of the Meeting of any director in circumstances where voting by poll is required by the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require.

A summary of attendance of Board and committee meetings in 2006 are detailed in the following table:

	Board	Meetings attended/held in 2006 Audit Committee	Nomination Committee	Remuneration Committee
Number of meetings held during the year	5	4	2	3
Group Executive Directors				
Mr Horst Julius Pudwill[1]	5/5		1/1	
Dr Roy Chi Ping Chung JP	5/5			
Mr Patrick Kin Wah Chan	5/5			
Mr Frank Chi Chung Chan	5/5			
Mr Stephan Horst Pudwill[2]	3/3			
Non-executive Director				
Mr Vincent Kau Ting Cheung[3]	4/5		2/2	3/3
Independent Non-executive Directors				
Mr Joel Arthur Schleicher[4]	4/5	4/4		
Mr Christopher Patrick Langley OBE	5/5	4/4	2/2	3/3
Mr Manfred Kuhlmann	5/5	4/4	2/2	3/3
Dates of meetings	11.4.2006	11.4.2006	22.5.2006	22.5.2006
	22.5.2006	22.5.2006	7.11.2006	18.8.2006
	22.8.2006	21.8.2006		6.11.2006
	7.11.2006	6.11.2006		
	6.12.2006			

Notes:

1. Appointed as Chairman of the Nomination Committee with effect from 1st September, 2006

2. Appointed as Group Executive Director with effect from 22nd May, 2006

3. Chairman of Remuneration Committee and resigned as Chairman, but remains as a member, of the Nomination Committee with effect from 1st September, 2006

4. Chairman of the Audit Committee

Directors' Report

The directors have the pleasure in presenting their annual report and the audited financial statements for the year ended 31st December, 2006.

Principal Activities

The Company acts as an investment holding company and also manufactures and trades electrical and electronic products.

The principal activities of the principal subsidiaries and associates are set out in Notes 51 and 52 to the consolidated financial statements, respectively.

Results and Appropriations

The results of the Group for the year ended 31st December, 2006 are set out in the consolidated income statement on page 70.

An interim dividend of HK6.50 cents per share amounting to HK$95,236,000 was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of HK12.60 cents per share to the shareholders on the register of members on 29th May, 2007, amounting to approximately HK$184,618,000.

Property, Plant, and Equipment

The Group continued to expand its business and during the year spent approximately HK$138,709,000 on moulds and tooling and acquired office equipment, furniture and fixtures for approximately HK$68,459,000 and plant and machinery for approximately HK$79,585,000. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in Note 16 to the consolidated financial statements.

Share Capital

Details of movements during the year in the share capital of the Company are set out in Note 39 to the consolidated financial statements.

Directors

The directors of the Company during the year and up to the date of this report were:

Group Executive Directors:

Mr Horst Julius Pudwill, *Chairman and Chief Executive Officer*
Dr Roy Chi Ping Chung JP, *Vice Chairman*
Mr Kin Wah Chan
Mr Chi Chung Chan
Mr Stephan Horst Pudwill (appointed on 22nd May, 2006)

Non-executive Director:

Mr Vincent Ting Kau Cheung

Independent Non-executive Directors:

Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley OBE
Mr Manfred Kuhlmann

In accordance with Article 103 of the Company's Articles of Association, Dr Roy Chi Ping Chung JP, Messrs Christopher Patrick Langley OBE and Manfred Kuhlmann and in accordance with Article 94 of the Company's Articles of Association, Mr Stephan Horst Pudwill will retire at the forthcoming Annual General Meeting and, being eligible, will offer themselves for re-election.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Terms of Office of Non-executive Directors and Independent Non-executive Directors

The term of office for each of the Non-executive Directors and Independent Non-executive Directors is the period up to his retirement by rotation in accordance with Article 103 of the Company's Articles of Association.

Directors' and Chief Executive's Interests

As at 31st December, 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") and as adopted by the Company, were as follows:

Name of directors	Capacity/Nature of interests	Interests in shares (other than pursuant to equity derivatives)[1]	Interests in underlying shares pursuant to equity derivatives[1]	Total interests in shares underlying/ shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	Beneficial owner	77,609,500	26,688,000	327,717,294	22.37%
	Interests of spouse	760,000	—		
	Interests of controlled corporation	222,659,794[2]	—		
Dr Roy Chi Ping Chung JP	Beneficial owner	113,541,948	13,824,000	164,576,978	11.23%
	Interests of spouse	136,000	—		
	Interests of controlled corporation	37,075,030[3]	—		
Mr Kin Wah Chan	Beneficial owner	—	1,000,000	1,000,000	0.07%
Mr Chi Chung Chan	Beneficial owner	—	3,000,000	3,000,000	0.20%
Mr Stephan Horst Pudwill	Beneficial owner	4,054,500	100,000	4,154,500	0.28%
Mr Vincent Ting Kau Cheung	Beneficial owner	1,920,000	—	1,920,000	0.13%
Mr Joel Arthur Schleicher	Beneficial owner	100,000	300,000	460,000	0.03%
	Interests of spouse	—	60,000[1]		
Mr Christopher Patrick Langley OBE	Beneficial owner	500,000	200,000	700,000	0.05%
Mr Manfred Kuhlmann	Beneficial owner	—	100,000	100,000	0.01%

Notes:

(1) Interests in shares and underlying shares stated above represent long positions of the Company.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives, which were held as beneficial owner, represent share options granted to them respectively pursuant to the share option schemes adopted by the Company, details of which are separately disclosed in the section headed "Share Options" below. These share options are physically settled and unlisted.

The interests of the spouse of Mr Joel Arthur Schleicher in the underlying shares pursuant to listed equity derivatives represent an interest in 60,000 underlying shares held in the form of 12,000 American Depositary Receipts, each representing 5 shares of the Company.

Directors' and Chief Executive's Interests *(continued)*

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Dr Roy Chi Ping Chung JP has a beneficial interest.

* Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Dr Roy Chi Ping Chung JP.

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 31st December, 2006.

Share Options

Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 25th May, 2001, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, Executive Directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible persons.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80.00% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10.00% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25.00% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

Share Options *(continued)*

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors); or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1.00 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of: the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30.00% of the issued share capital of the Company from time to time or 10.00% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1.00% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

Scheme C expired on 27th March, 2007.

Share Options *(continued)*

The following table discloses movements in the Company's share options during the year:

Share option holders	Date of Share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Directors								
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	—	—	25,728,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	400,000	12.170	25.2.2004 - 24.2.2009
Dr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	—	—	12,864,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	1.3.2004	Scheme C	1,000,000	—	—	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	—	—	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	500,000	—	—	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	1,000,000	—	—	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	Scheme C	500,000	—	—	500,000	12.525	1.3.2004 - 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	Scheme C	100,000(1)	—	—	100,000	12.525	1.3.2004 - 28.2.2009
Mr Joel Arthur Schleicher	30.4.2002	Scheme C	100,000	—	100,000	—	3.200	30.4.2002 - 29.4.2007
	17.7.2003	Scheme C	200,000	—	—	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick Langley OBE	17.7.2003	Scheme C	200,000	—	100,000	100,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	100,000	—	—	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			45,412,000(1)	—	200,000	45,212,000		

Share Options *(continued)*

Share option holders	Date of Share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Employees	23.7.2001	Scheme B	300,000	—	300,000	—	1.058	23.7.2001 - 22.7.2006
	30.4.2002	Scheme C	1,880,000	—	665,000	1,215,000	3.200	30.4.2002 - 29.4.2007
	5.7.2002	Scheme C	500,000	—	500,000	—	3.350	5.7.2002 - 4.7.2007
	17.7.2003	Scheme C	3,470,000	—	796,000	2,674,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	204,000	—	—	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	Scheme C	6,879,000[1]	—	982,000	5,897,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	Scheme C	200,000	—	—	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	Scheme C	300,000	—	—	300,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	Scheme C	200,000	—	—	200,000	12.000	7.6.2004 - 6.6.2009
	18.8.2004	Scheme C	60,000	—	60,000	—	11.250	18.8.2004 - 17.8.2009
	2.10.2004	Scheme C	1,000,000	—	—	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	Scheme C	250,000	—	—	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	Scheme C	150,000	—	—	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	Scheme C	100,000	—	—	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	Scheme C	200,000	—	—	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	Scheme C	25,000	—	—	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	Scheme C	200,000	—	—	200,000	17.200	10.5.2005 - 9.5.2010
	1.6.2005	Scheme C	20,000	—	—	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	Scheme C	250,000	—	—	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	Scheme C	500,000	—	—	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	Scheme C	—	300,000	—	300,000	18.690	1.1.2006 - 31.12.2010
	1.3.2006	Scheme C	—	3,564,000	—	3,564,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	Scheme C	—	150,000	—	150,000	14.350	10.3.2006 - 9.3.2011
	25.4.2006	Scheme C	—	20,000	—	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	Scheme C	—	200,000	—	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	Scheme C	—	350,000	—	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	Scheme C	—	25,000	—	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	Scheme C	—	75,000	—	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	Scheme C	—	1,500,000	—	1,500,000	11.252	1.11.2006 - 31.10.2011
	3.11.2006	Scheme C	—	100,000	—	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	Scheme C	—	30,000	—	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	Scheme C	—	150,000	—	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	Scheme C	—	20,000	—	20,000	10.560	13.12.2006 - 11.12.2011
Total for employees			16,688,000[1]	6,484,000	3,303,000	19,869,000		
Total for all categories			**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**		

	Outstanding at the beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of year	Percentage to total Company's shares in issue at end of the year
Total under Scheme B	300,000	—	300,000	—	0.00%
Total under Scheme C	61,800,000	6,484,000	3,203,000	65,081,000	4.44%
Total	**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**	**4.44%**

Share Options *(continued)*

The closing prices of the Company's shares immediately before various dates of grant ranged from HK$10.00 to HK$18.45.

The weighted average closing price of options on their grant date during 2006 and 2005 were HK$13.00 and HK$17.94, respectively.

The weighted average closing price of the Company's shares immediately before various dates on which the share options were exercised was HK$14.81.

The fair values of the share options granted in the current year measured at various dates of grant ranged from HK$2.46 to HK$4.72 per option.

No option lapsed or was cancelled during the year.

Note:

(1) Mr Stephan Horst Pudwill has been appointed as a Group Executive Director of the Company since 22nd May, 2006. The 100,000 share options held by him was classified under the category of "Employees" previously. For the purpose of disclosing these 100,000 share options held by Mr Stephan Horst Pudwill in the above table, corresponding adjustments have been made as if he held these 100,000 share options in the capacity of a director of the Company as at 31st December, 2005 and 1st January, 2006 respectively.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders' Interests

As at 31st December, 2006, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares [1]	Approximate aggregate percentage of interests
Commonwealth Bank of Australia[2]	103,264,800	7.05%
JPMorgan Chase & Co.[3]	108,201,129	7.38%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The following is a breakdown of the interests in shares of Commonwealth Bank of Australia:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
Colonial First State Group Ltd.	(b)	—	103,264,800	7.05%
Colonial First State Investments Limited	(b)(d)	4,683,500	—	0.32%
Colonial Holding Company Limited	(b)	—	103,264,800	7.05%
Commonwealth Bank of Australia	(a)	—	103,264,800	7.05%
Commonwealth Insurance Holdings Limited	(b)	—	103,264,800	7.05%
First State (Hong Kong) LLC	(b)(c)(e)	—	23,804,800	1.62%
First State Investment Management (UK) Limited	(b)(c)(d)	57,863,800	24,418,200	5.62%
First State Investment Managers (Asia) Ltd.	(b)(c)	—	25,391,800	1.73%
First State Investments (Bermuda) Ltd.	(b)(c)	—	25,391,800	1.73%
First State Investments Holdings (Singapore) Limited	(b)(e)	—	4,601,500	0.31%
First State Investments (Hong Kong) Limited	(b)(c)(e)	23,804,800	—	1.62%
First State Investments International Limited	(b)	24,418,200	—	1.67%
First State Investments (Singapore)	(b)(e)	4,601,500	—	0.31%
First State Investments (UK Holdings) Limited	(b)(c)(d)	—	82,282,000	5.62%
SI Holdings Limited	(b)(c)(d)	—	82,282,000	5.62%

Substantial Shareholders' Interests *(continued)*

Remarks:

(a) Commonwealth Bank of Australia is listed on the Australian Stock Exchange.

The capacity of Commonwealth Bank of Australia in holding the 103,264,800 shares was as controlled corporation.

(b) Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Ltd., First State Investment Managers (Asia) Ltd., First State Investments (UK Holdings) Limited, Colonial First State Investments Limited, First State Investments (Bermuda) Ltd., First State (Hong Kong) LLC, First State Investments (Hong Kong) Limited, First State Investments Holdings (Singapore) Limited, First State Investments (Singapore), SI Holdings Limited, First State Investment Management (UK) Limited and First State Investments International Limited were all direct or indirect subsidiaries of Commonwealth Bank of Australia and by virtue of the SFO, Commonwealth Bank of Australia was deemed to be interested in the shares held by these subsidiaries.

(c) The 57,863,800 shares and the 23,804,800 shares held directly by First State Investment Management (UK) Limited and First State Investments (Hong Kong) Limited respectively include 4,489,500 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments (UK Holdings) Limited, SI Holdings Limited, First State Investment Managers (Asia) Ltd., First State Investments (Bermuda) Ltd. and First State (Hong Kong) LLC also include the 4,489,500 shares.

(d) The 57,863,800 shares and the 4,683,500 shares held directly by First State Investment Management (UK) Limited and Colonial First State Investments Limited respectively include 4,603,000 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments (UK Holdings) Limited and SI Holdings Limited also include the 4,603,000 shares.

(e) The 4,601,500 shares and the 23,804,800 shares held directly by First State Investments (Singapore) and First State Investments (Hong Kong) Limited respectively include 3,014,500 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments Holdings (Singapore) Limited and First State (Hong Kong) LLC also include the 3,014,500 shares.

Substantial Shareholders' Interests *(continued)*

(3) The following is a breakdown of the interests in shares of JPMorgan Chase & Co.:

Name	Remarks	Total interests in shares		Approximate percentage of interests
		Direct interests	Deemed interests	
Bank One International Holdings Corporation	(b)	—	2,404,000	0.16%
JF Asset Management Limited	(b)	52,654,500	—	3.59%
JF International Management Inc.	(b)	305,000	—	0.02%
J.P. Morgan Capital Holdings Limited	(b)	—	2,090,500	0.14%
J.P. Morgan Chase International Holdings Limited	(b)	—	2,090,500	0.14%
J.P. Morgan Chase (UK) Holdings Limited	(b)	—	2,090,500	0.14%
J.P. Morgan International Finance Limited	(b)	—	2,404,000	0.16%
J.P. Morgan International Inc.	(b)	—	2,404,000	0.16%
J.P. Morgan Investment Management Inc.	(b)	148,067	—	0.01%
J.P. Morgan Overseas Capital Corporation	(b)	—	313,500	0.02%
J.P. Morgan Securities Ltd.	(b)	2,090,500	—	0.14%
J.P. Morgan Whitefriars Inc.	(b)	313,500	—	0.02%
JPMorgan Asset Management (Asia) Inc.	(b)	—	52,959,500	3.61%
JPMorgan Asset Management Holdings Inc.	(b)	—	53,107,567	3.62%
JPMorgan Chase & Co.	(a)	—	108,201,129	7.38%
JPMorgan Chase Bank, N.A.	(b)	52,689,562	2,404,000	3.76%

Remarks:

(a) JPMorgan Chase & Co. is listed on the New York Stock Exchange.

The capacity of JPMorgan Chase & Co. in holding the 108,201,129 shares was, as to 2,404,000 shares, as beneficial owner, 53,107,567 shares, as investment manager and, as to 52,689,562 shares, as custodian/approved lending agent.

The 108,201,129 shares included a lending pool of 52,689,562 shares.

(b) JPMorgan Chase Bank, N.A., JPMorgan Asset Management Holdings Inc., JP Morgan Asset Management (Asia) Inc., J.P. Morgan Investment Management Inc., JF International Management Inc., JF Asset Management Limited, J.P. Morgan International Inc., Bank One International Holdings Corporation, J.P. Morgan International Finance Limited, J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Securities Ltd., J.P. Morgan Overseas Capital Corporation and J.P. Morgan Whitefriars Inc. were all direct or indirect subsidiaries of JPMorgan Chase & Co., and by virtue of the SFO, JPMorgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 31st December, 2006.

Sufficiency of Public Float

The Company has maintained a sufficient public float throughout the year ended 31st December, 2006.

Donations

During the year, the Group made charitable and other donations totalling HK$5,049,000.

Post Balance Sheet Event

Details of significant events occurring after the balance sheet date are set out in Note 49 to the consolidated financial statements.

Auditors

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Horst Julius Pudwill
Chairman and Chief Executive Officer
Hong Kong
18th April, 2007

Independent Auditor's Report

Deloitte.
德勤

To the members of
Techtronic Industries Company Limited
創科實業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Techtronic Industries Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 70 to 126, which comprise the consolidated and Company balance sheets as at 31st December, 2006 and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
18th April, 2007

Consolidated Income Statement

For the year ended 31st December, 2006

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Turnover	7	**21,822,597**	22,358,387	**2,797,769**	2,866,460
Cost of sales		**(14,929,737)**	(15,416,176)	**(1,914,069)**	(1,976,433)
Gross profit		**6,892,860**	6,942,211	**883,700**	890,027
Other income		**43,423**	46,630	**5,567**	5,978
Interest income	8	**91,454**	60,368	**11,725**	7,739
Selling, distribution, advertising and warranty expenses		**(2,529,631)**	(2,537,555)	**(324,312)**	(325,328)
Administrative expenses		**(2,414,135)**	(2,443,035)	**(309,504)**	(313,208)
Research and development costs		**(428,311)**	(492,234)	**(54,912)**	(63,107)
Finance costs	9	**(391,679)**	(353,041)	**(50,215)**	(45,262)
Profit before share of results of associates and taxation		**1,263,981**	1,223,344	**162,049**	156,839
Share of results of associates		**(895)**	(6,463)	**(115)**	(829)
Profit before taxation		**1,263,086**	1,216,881	**161,934**	156,010
Taxation	10	**(184,017)**	(157,714)	**(23,592)**	(20,220)
Profit for the year	11	**1,079,069**	1,059,167	**138,342**	135,790
Attributable to:					
Equity holders of the parent		**1,071,864**	1,018,984	**137,418**	130,638
Minority interests		**7,205**	40,183	**924**	5,152
		1,079,069	1,059,167	**138,342**	135,790
Dividends paid	14	**279,845**	251,469	**35,878**	32,240
Earnings per share (HK/US cents)	15				
Basic		**73.18**	73.53	**9.38**	9.43
Diluted		**70.12**	69.75	**8.99**	8.94

Consolidated Balance Sheet

As at 31st December, 2006

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Assets					
Non-current assets					
Property, plant and equipment	16	**1,791,746**	1,755,025	**229,711**	225,003
Lease prepayments	17	**66,659**	65,829	**8,546**	8,440
Goodwill	18	**4,042,996**	3,990,967	**518,333**	511,662
Intangible assets	19	**1,620,181**	1,461,453	**207,716**	187,366
Interests in associates	22	**192,989**	189,453	**24,742**	24,289
Available-for-sale investments	23	**43,315**	15,558	**5,553**	1,994
Deferred tax assets	42	**706,493**	646,758	**90,576**	82,918
		8,464,379	8,125,043	**1,085,177**	1,041,672
Current assets					
Inventories	24	**4,019,883**	3,971,216	**515,370**	509,130
Trade and other receivables	25	**3,827,038**	3,265,355	**490,646**	418,635
Deposits and prepayments		**544,977**	466,030	**69,869**	59,748
Bills receivable	26	**578,560**	431,121	**74,174**	55,272
Tax recoverable		**150,312**	68,544	**19,271**	8,788
Trade receivables from associates	28	**8,554**	1,310	**1,097**	168
Held-for-trading investments in Hong Kong	29	**7,800**	—	**1,000**	—
Bank balances, deposits and cash	30	**3,718,798**	4,046,122	**476,769**	518,734
		12,855,922	12,249,698	**1,648,196**	1,570,475
Current liabilities					
Trade and other payables	31	**3,118,120**	3,590,699	**399,759**	460,346
Bills payable	32	**335,455**	550,964	**43,007**	70,636
Warranty provision	33	**369,638**	338,211	**47,389**	43,360
Trade payable to an associate	34	**11,811**	21,946	**1,514**	2,814
Tax payable		**168,769**	116,624	**21,637**	14,952
Obligations under finance leases					
— due within one year	35	**18,535**	18,107	**2,376**	2,321
Discounted bills with recourse	36	**2,501,155**	2,101,171	**320,661**	269,381
Unsecured borrowings — due within one year	38	**421,849**	434,349	**54,083**	55,685
Bank overdrafts		**268,725**	238,928	**34,452**	30,632
		7,214,057	7,410,999	**924,878**	950,127
Net current assets		**5,641,865**	4,838,699	**723,318**	620,348
Total assets less current liabilities		**14,106,244**	12,963,742	**1,808,495**	1,662,020

Consolidated Balance Sheet

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Capital and Reserves					
Share capital	39	**146,522**	146,172	**18,785**	18,740
Reserves		**6,850,008**	5,966,167	**878,208**	764,895
Equity attributable to equity holders of the parent		**6,996,530**	6,112,339	**896,993**	783,635
Minority interests		**81,445**	120,670	**10,442**	15,471
Total equity		**7,077,975**	6,233,009	**907,435**	799,106
Non-current Liabilities					
Obligations under finance leases					
— due after one year	35	**125,529**	125,467	**16,093**	16,086
Convertible bonds	37	**1,105,834**	1,078,307	**141,774**	138,244
Unsecured borrowings — due after one year	38	**4,464,353**	4,225,411	**572,353**	541,719
Retirement benefits obligations	41	**834,087**	786,337	**106,934**	100,812
Deferred tax liabilities	42	**498,466**	515,211	**63,906**	66,053
		7,028,269	6,730,733	**901,060**	862,914
		14,106,244	12,963,742	**1,808,495**	1,662,020

The financial statements on pages 70 to 126 were approved and authorised for issue by the Board of Directors on 18th April, 2007 and are signed on its behalf by:

Chi Chung Chan
Group Executive Director

Dr Roy Chi Ping Chung JP
Vice Chairman

Balance Sheet

as at 31st December, 2006

	Notes	2006 HK$'000	2005 HK$'000
Assets			
Non-current assets			
Property, plant and equipment	16	**196,753**	196,832
Lease prepayments	17	**4,514**	4,643
Intangible assets	19	**220,192**	138,579
Investments in subsidiaries	21	**630,546**	551,396
Interests in associates	22	**184,638**	173,026
Available-for-sale investments	23	**1,195**	1,195
		1,237,838	1,065,671
Current assets			
Inventories	24	**428,805**	333,683
Trade and other receivables	25	**44,663**	42,362
Deposits and prepayments		**406,444**	195,605
Bills receivable	26	**349,825**	200,754
Tax recoverable		**—**	4,637
Amounts due from subsidiaries	27	**5,969,107**	5,608,841
Bank balances, deposits and cash	30	**1,347,008**	2,442,099
		8,545,852	8,827,981
Current liabilities			
Trade and other payables	31	**639,384**	878,734
Bills payable	32	**312,553**	482,758
Amounts due to subsidiaries	27	**17,934**	416,118
Amounts due to associates	34	**11,811**	21,946
Tax payable		**10,126**	—
Discounted bills with recourse	36	**1,859,874**	1,557,483
Unsecured borrowings — due within one year	38	**38,889**	234,000
		2,890,571	3,591,039
Net current assets		**5,655,281**	5,236,942
Total assets less current liabilities		**6,893,119**	6,302,613

Balance Sheet

	Notes	2006 HK$'000	2005 HK$'000
Capital and Reserves			
Share capital	39	**146,522**	146,172
Reserves	40	**5,391,935**	5,057,800
		5,538,457	5,203,972
Non-current Liabilities			
Convertible bonds	37	**1,105,834**	1,078,307
Unsecured borrowings — due after one year	38	**233,334**	—
Deferred tax liabilities	42	**15,494**	20,334
		1,354,662	1,098,641
		6,893,119	6,302,613

Chi Chung Chan
Group Executive Director

Dr Roy Chi Ping Chung JP
Vice Chairman

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2006

	Equity attributable to equity holders of the parent								
	Share capital	Share premium	Convertible bonds equity reserve	Translation reserve	Employee share-based compensation reserve	Retained profits	Total	Minority interests	Total equity
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2005	135,230	810,611	26,334	71,498	—	2,439,011	3,482,684	82,032	3,564,716
Exchange differences on translation of overseas operations	—	—	—	(76,622)	—	—	(76,622)	(1,545)	(78,167)
Share of reserve of an associate	—	—	—	(1,081)	—	—	(1,081)	—	(1,081)
Net loss recognized directly in equity	—	—	—	(77,703)	—	—	(77,703)	(1,545)	(79,248)
Profit for the year	—	—	—	—	—	1,018,984	1,018,984	40,183	1,059,167
Total recognized income and expense for the year	—	—	—	(77,703)	—	1,018,984	941,281	38,638	979,919
Shares issued at a premium	10,942	1,956,700	—	—	—	—	1,967,642	—	1,967,642
Transaction costs attributable to issue of new shares	—	(34,502)	—	—	—	—	(34,502)	—	(34,502)
Recognition of equity-settled share based payments	—	—	—	—	6,703	—	6,703	—	6,703
Final dividend — 2004	—	—	—	—	—	(169,651)	(169,651)	—	(169,651)
Interim dividend — 2005	—	—	—	—	—	(81,818)	(81,818)	—	(81,818)
At 31st December, 2005	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
Exchange differences on translation of overseas operations	—	—	—	62,691	—	—	62,691	146	62,837
Net income recognized directly in equity	—	—	—	62,691	—	—	62,691	146	62,837
Profit for the year	—	—	—	—	—	1,071,864	1,071,864	7,205	1,079,069
Total recognized income and expense for the year	—	—	—	62,691	—	1,071,864	1,134,555	7,351	1,141,906
Shares issued at a premium	350	22,040	—	—	—	—	22,390	—	22,390
Recognition of equity-settled share based payments	—	—	—	—	7,091	—	7,091	—	7,091
Final dividend — 2005	—	—	—	—	—	(184,609)	(184,609)	—	(184,609)
Interim dividend — 2006	—	—	—	—	—	(95,236)	(95,236)	—	(95,236)
Interim dividend — 2006 paid by a subsidiary to minority interests	—	—	—	—	—	—	—	(39,005)	(39,005)
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	(7,571)	(7,571)
At 31st December, 2006	**146,522**	**2,754,849**	**26,334**	**56,486**	**13,794**	**3,998,545**	**6,996,530**	**81,445**	**7,077,975**

Consolidated Cash Flow Statement

For the year ended 31st December, 2006

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Operating Activities					
Profit before taxation		**1,263,086**	1,216,881	**161,934**	156,010
Adjustments for:					
Amortization/write-off of intangible assets		**89,417**	49,125	**11,464**	6,298
Amortization of lease prepayments		**1,402**	1,402	**180**	180
Depreciation on property, plant and equipment		**451,278**	471,178	**57,856**	60,407
Employee share-based expense		**7,091**	6,703	**909**	859
Finance costs		**391,679**	353,041	**50,215**	45,262
Impairment loss of investment securities recognized		**—**	13,830	**—**	1,773
Interest income		**(91,454)**	(60,368)	**(11,725)**	(7,739)
Profit on disposal of property, plant and equipment		**(6,926)**	(2,690)	**(888)**	(345)
Share of results of associates		**895**	6,463	**115**	828
Operating cash flows before movements in working capital		**2,106,468**	2,055,565	**270,060**	263,533
Decrease (increase) in inventories		**40,697**	(361,469)	**5,218**	(46,342)
(Increase) decrease in trade and other receivables, deposits and prepayments		**(549,199)**	86,729	**(70,410)**	11,119
Increase in bills receivable		**(133,105)**	(103,654)	**(17,065)**	(13,289)
Increase in trade receivables from associates		**(7,244)**	(63)	**(929)**	(8)
Increase in held-for-trading investments in Hong Kong		**(7,800)**	—	**(1,000)**	—
Decrease in trade and other payables		**(522,540)**	(77,872)	**(66,992)**	(9,984)
(Decrease) increase in bills payable		**(215,509)**	40,820	**(27,629)**	5,233
Increase in warranty provision		**26,164**	9,177	**3,354**	1,177
(Decrease) increase in trade payable to an associate		**(10,135)**	353	**(1,299)**	45
Decrease in retirement benefits obligations		**(25,729)**	(87,675)	**(3,299)**	(11,240)
Cash generated from operations		**702,068**	1,561,911	**90,009**	200,244
Interest paid		**(364,152)**	(325,991)	**(46,686)**	(41,794)
Hong Kong profits tax paid		**(59,577)**	(109,349)	**(7,638)**	(14,019)
Overseas tax paid		**(227,893)**	(258,064)	**(29,217)**	(33,085)
Hong Kong profits tax refunded		**440**	—	**56**	—
Overseas tax refunded		**17,902**	2,325	**2,295**	298
Net Cash from Operating Activities		**68,788**	870,832	**8,819**	111,644

	Notes	2006 HK$'000 (Note 53)	2005 HK$'000 (Note 53)	2006 US$'000	2005 US$'000
Investing Activities					
Purchase of property, plant and equipment		**(471,742)**	(525,334)	**(60,480)**	(67,351)
Additions to intangible assets		**(242,846)**	(261,070)	**(31,134)**	(33,470)
Purchase of additional interests in subsidiaries		**(54,074)**	—	**(6,933)**	—
Further consideration paid on acquisition of subsidiaries in prior years	18	**—**	(12,807)	**—**	(1,642)
Purchase of available-for-sale investments		**(27,757)**	(1,000)	**(3,559)**	(128)
Advances to associates		**(4,431)**	(36,555)	**(568)**	(4,686)
Interest received		**91,454**	60,368	**11,725**	7,739
Proceeds from disposal of property, plant and equipment		**34,913**	71,933	**4,476**	9,222
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	43	**—**	(4,769,329)	**—**	(611,452)
Addition to lease prepayments		**—**	(63,674)	**—**	(8,163)
Net Cash Used in Investing Activities		**(674,483)**	(5,537,468)	**(86,473)**	(709,931)
Financing Activities					
Increase (decrease) in discounted bills with recourse		**399,984**	(1,107,793)	**51,280**	(142,025)
New bank loans obtained		**295,247**	5,202,095	**37,852**	666,935
Increase (decrease) in trust receipt loans		**24,744**	(87,309)	**3,172**	(11,193)
Proceeds from issue of shares		**22,390**	1,933,140	**2,871**	247,838
Dividends paid		**(279,845)**	(251,469)	**(35,878)**	(32,240)
Repayment of bank loans		**(98,716)**	(4,135,671)	**(12,656)**	(530,214)
Dividend paid to minority shareholders		**(39,005)**	—	**(5,001)**	—
Repayment of obligations under finance leases		**(13,346)**	(11,397)	**(1,711)**	(1,461)
Proceeds from issue of fixed interest rate notes		**—**	1,538,458	**—**	197,238
Net Cash from Financing Activities		**311,453**	3,080,054	**39,929**	394,878
Net Decrease in Cash and Cash Equivalents		**(294,242)**	(1,586,582)	**(37,725)**	(203,409)
Cash and Cash Equivalents at Beginning of the Year		**3,807,194**	5,314,518	**488,102**	681,349
Effect of Foreign Exchange Rate Changes		**(62,879)**	79,258	**(8,060)**	10,162
Cash and Cash Equivalents at End of the Year		**3,450,073**	3,807,194	**442,317**	488,102
Analysis of the Balances of Cash and Cash Equivalents					
Represented by:					
Bank balances, deposits and cash		**3,718,798**	4,046,122	**476,769**	518,734
Bank overdrafts		**(268,725)**	(238,928)	**(34,452)**	(30,632)
		3,450,073	3,807,194	**442,317**	488,102

Notes to the Consolidated Financial Statements

For the year ended 31st December, 2006

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office and principal place of business of the Company is 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, N.T., Hong Kong.

The principal activities of the Group are the manufacturing and trading of electrical and electronic products.

The consolidated financial statements have been presented in Hong Kong dollars as the Company is a public limited company incorporated in Hong Kong and the principal place of business of the Company is situated in Hong Kong. The functional currency of the Company is United States dollars.

2. Application of New Hong Kong Financial Reporting Standards

In the current year, the Group has applied, for the first time, a new standard and a number of amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are either effective for accounting periods beginning on or after 1st December, 2005 or 1st January, 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly no prior period adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on how the results and the financial position of the Group are prepared and presented.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-Int 8	Scope of HKFRS 2[4]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions[7]
HK(IFRIC)-Int 12	Service Concession Arrangements[8]

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st January, 2009
[3] Effective for annual periods beginning on or after 1st March, 2006
[4] Effective for annual periods beginning on or after 1st May, 2006
[5] Effective for annual periods beginning on or after 1st June, 2006
[6] Effective for annual periods beginning on or after 1st November, 2006
[7] Effective for annual periods beginning on or after 1st March, 2007
[8] Effective for annual periods beginning on or after 1st January, 2008

3. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost convention except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Companies Ordinance.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiaries's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

On acquisition of additional interests in subsidiaries, goodwill is calculated as the difference between the consideration paid for the additional interest and the fair value of the net assets of the subsidiaries attributable to the additional interest acquired. If the Group's additional interest in the net assets of the subsidiaries exceeds the consideration paid for the additional interest, the excess is recognized immediately in the consolidated income statement.

Goodwill

Goodwill arising on acquisitions prior to 1st January, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

For previously capitalized goodwill arising on acquisitions, the Group has discontinued amortization from 1st January, 2005 onwards, and such goodwill is tested for impairment annually and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired.

3. Significant Accounting Policies *(continued)*

Goodwill *(continued)*

Goodwill arising on acquisitions on or after 1st January, 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest at the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalized goodwill arising on an acquisition of subsidiaries is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalized is included in the determination of the amount of profit or loss on disposal.

Investments in Subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in Associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group' s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Intangible Assets

On initial recognition, intangible assets acquired separately and from business combinations are recognized at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. The intangible assets with definite useful lives are amortized on a straight-line basis over 4 to 10 years. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

Research and Development Expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight-line basis over its useful life and carried at cost less subsequent accumulated amortization and any accumulated impairment losses.

Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Impairment

Intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount. A reversal of impairment loss is recognized as income immediately.

Intangible assets with finite useful lives are tested for impairment when there is an indication that an asset may be impaired.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease.

Lease Prepayments

The land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. Leasehold land where title is not expected to pass to the lessee by the end of the lease term is classified as an operating lease unless the lease payments cannot be allocated reliably between the land and buildings elements in which case, the entire lease is classified as a finance lease.

3. Significant Accounting Policies *(continued)*

Property, Plant and Equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives, and after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Freehold land	Nil
Buildings	4%
Leasehold improvements	2.5%–25%
Office equipment, furniture and fixtures	10%–$33\frac{1}{3}$%
Plant and machinery	10%–25%
Motor vehicles	18%–25%
Moulds and tooling	20%–$33\frac{1}{3}$%
Vessels	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment losses. Cost includes professional fees capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognized.

Impairment Losses other than Goodwill and Intangible Assets with Indefinite Lives

At each balance sheet date, the Group reviews the carrying amounts of its tangible and finite lives intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount. A reversal of an impairment loss is recognized as income immediately.

3. Significant Accounting Policies *(continued)*

Financial Instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Available-for-sale investments

Available-for-sale investments which are interest equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes investments held-for-trading purposes.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Trade, bills and other receivables, trade receivables from associates and bank balances

Trade, bills and other receivables, trade receivables from associates and bank balances are measured at initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial Liabilities and Equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

3. Significant Accounting Policies *(continued)*

Financial Instruments *(continued)*

Financial Liabilities and Equity *(continued)*

Convertible bonds

Convertible bonds issued by the Company that contain both financial liability and equity components are classified separately into their respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the proceeds of the issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the bonds into equity, is included in equity (convertible bonds equity reserve).

In subsequent periods, the liability component of the convertible bonds is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in the convertible bonds equity reserve until the embedded option is exercised. Where the option remains unexercised at the expiry date, the balance stated in the convertible bonds equity reserve will be released to the retained profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest rate method.

Trade, bills and other payables, trade payable to an associate and borrowings

Trade, bills and other payables, trade payable to an associate and borrowings are initially measured at their fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative Financial Instruments

The Group uses derivative financial instruments (primarily forward contract and currency swaps) to hedge its exposure against currency risk. Such derivatives are measured at fair value regardless of whether they are designated as effective hedging instruments.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are removed from the balance sheet when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration is recognized in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.

A provision for warranties is recognized at the time the products are sold based on the estimated cost using historical data for level of repairs and replacements.

3. Significant Accounting Policies *(continued)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method.

Revenue Recognition

Turnover represents the fair value of the net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances and commission income and royalty income received.

Sales of goods are recognized when goods are delivered and title has passed.

Commission income is recognized when services are provided.

Royalty income is recognized on a time proportion basis in accordance with the substance of the relevant agreements.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the difference between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group as a parent is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity in which case the deferred tax is also dealt with in equity.

3. Significant Accounting Policies *(continued)*

Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which case, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st January, 2006 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the translation reserve.

Goodwill and fair value adjustments arising on acquisitions of foreign operations prior to 1st January, 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

Borrowing Costs

All borrowing costs are recognized as an expense in the period in which they are incurred.

Equity-settled Share-based Payment Transactions

For share options granted to employees of the Group, the fair value of services received determined by reference to the fair value of share options granted at the grant date is recognized as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (employee share-based compensation reserve).

At the time when the share options are exercised, the amount previously recognized in employee share-based compensation reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in the share option reserve will be transferred to retained profits.

3. Significant Accounting Policies *(continued)*

Retirement Benefit Schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefit schemes are charged as expenses as they fall due.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses which exceed 10.00 per cent of the greater of the present value of the Group's pension obligations and the fair value of plan assets are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the amended benefits become vested. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The amount recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets.

4. Critical Accounting Judgements and Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are disclosed below.

Estimated Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31st December, 2006, the carrying amount of goodwill is HK$4,042,996,000. Details of the recoverable amount calculation are disclosed in Note 20.

Estimated Impairment of Intangible Assets

During the year, management reconsidered the carrying amount of its intangible assets. In determining whether the intangible asset is impaired, the management takes into consideration the anticipated revenues and estimated future cash flows from the underlying projects, and the progress of these projects. When the actual revenues and future cash flows are less than expected, a material loss may arise. Management is confident that the carrying amount of the asset will be recovered in full. This situation will be closely monitored, and adjustments will be made in future periods, if future market activity indicates that such adjustments are appropriate.

Income Taxes

As at 31st December, 2006, a deferred tax asset of HK$195,563,000 in relation to unused tax losses and HK$156,598,000 in relation to employee related provisions has been recognized in the Group's balance sheet. The realizability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of the deferred tax asset may arise, which would be recognized in the income statement for the period in which such a reversal takes place.

5. Financial Risks Management Objectives and Policies

The Group maintains an overall risk management programme which seeks to minimize the potential impacts of the financial exposures on the performance of the Group.

(a) Currency Risk

The revenue and costs of the Group are primarily denominated in either Hong Kong dollars and US dollars. Several overseas subsidiaries of the Company have sales and assets denominated in foreign currencies which expose the Group to foreign currency risk. In order to mitigate the foreign currency risk, foreign currency forward contracts and options are employed to hedge against the committed and highly probable foreign currency transactions in accordance with the Group's risk management policies. The terms of the foreign currency forward contracts match closely with the underlying transactions although hedge accounting has not been adopted.

(b) Interest Rate Risk

(i) Cash flow interest rate risk

The Group's cash flow interest rate risk relates primarily to floating-rate bank borrowings. In relation to these floating-rate borrowings, the Group aims at keeping certain borrowings at fixed rates. In order to achieve this result, the Group maintained a balanced profile in floating and fixed rate borrowings. The management continuously monitors interest rate fluctuations and will consider hedging interest rate risk should the need arise.

The Group's bank balances have exposure to cash flow interest rate risk due to the fluctuation of the prevailing market interest rate on bank balances. The directors consider the Group's exposure of the short–term bank deposits to interest rate risk is not significant as interest bearing bank balances are within a short maturity period.

(ii) Fair value interest rate risk

The Group is exposed to fair value interest rate risk from the fixed interest rate notes. However, the management considered the risk is insignificant to the Group.

(c) Credit Risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations at 31 December 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. The Group performs comprehensive credit evaluations to assess the financial conditions of its prospective customers before entering into business relations with them. The credit risk is minimized by the Group's credit control procedures for monitoring and reporting such risk on a regular basis.

The credit risk for bank deposits and bank balances exposed is considered minimal as such amounts are placed with banks with good credit ratings.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

(d) Liquidity Risk

The Group finances its operations by a combination of borrowings and equity. With substantial cash balances and adequate banking facilities at the balance sheet date, the Group's liquidity position remains strong. The Group has sufficient financial resources to meet its commitments and working capital requirements.

5. Financial Risks Management Objectives and Policies *(continued)*

(e) Fair Value of Financial Instruments

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid and ask prices;

- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

6. Business and Geographical Segments

Business Segments

For management purposes, the Group is engaged in the manufacturing and trading of electrical and electronic products. The segment information is disclosed in accordance with different types of products as its primary segment information.

Income Statement

For the year ended 31st December, 2006

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover					
External sales	**17,115,746**	**4,427,949**	**278,902**	**—**	**21,822,597**
Inter-segment sales	**14,914**	**188,768**	**18,331**	**(222,013)**	**—**
Total	**17,130,660**	**4,616,717**	**297,233**	**(222,013)**	**21,822,597**

Inter-segment sales are charged at prevailing market rates.

Result					
Segment results	**1,462,030**	**156,757**	**36,873**	**—**	**1,655,660**
Finance costs					**(391,679)**
Share of results of associates					**(895)**
Profit before taxation					**1,263,086**
Taxation					**(184,017)**
Profit for the year					**1,079,069**

6. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Balance Sheet

As at 31st December, 2006

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Consolidated HK$'000
Assets				
Segment assets	13,580,527	2,789,125	182,057	16,551,709
Interests in associates				192,989
Unallocated corporate assets				4,575,603
Consolidated total assets				21,320,301
Liabilities				
Segment liabilities	(5,756,797)	(1,393,539)	(172,345)	(7,322,681)
Unallocated corporate liabilities				(6,919,645)
Consolidated total liabilities				(14,242,326)

Other Information

For the year ended 31st December, 2006

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Consolidated HK$'000
Capital additions	665,394	89,826	12,815	768,035
Depreciation and amortization	433,635	98,648	9,814	542,097

6. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Income Statement

For the year ended 31st December, 2005

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover					
External sales	17,176,671	4,525,858	655,858	—	22,358,387
Inter-segment sales	187,074	25,718	221,922	(434,714)	—
Total	17,363,745	4,551,576	877,780	(434,714)	22,358,387

Inter-segment sales are charged at prevailing market rates.

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result					
Segment results	1,237,379	199,786	139,220	—	1,576,385
Finance costs					(353,041)
Share of results of associates					(6,463)
Profit before taxation					1,216,881
Taxation					(157,714)
Profit for the year					1,059,167

Balance Sheet

As at 31st December, 2005

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Consolidated HK$'000
Assets				
Segment assets	16,758,492	2,229,624	481,870	19,469,986
Interests in associates				189,453
Unallocated corporate assets				715,302
Consolidated total assets				20,374,741
Liabilities				
Segment liabilities	(6,424,536)	(1,004,834)	(87,630)	(7,517,000)
Unallocated corporate liabilities				(6,624,732)
Consolidated total liabilities				(14,141,732)

Notes to the Consolidated Financial Statements

6. Business and Geographical Segments *(continued)*

Business Segments *(continued)*

Other Information

For the year ended 31st December, 2005

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Consolidated HK$'000
Capital additions	4,070,172	62,329	15,907	4,148,408
Depreciation and amortization	415,105	96,126	8,433	519,664
Impairment loss of investment securities recognized	13,830	—	—	13,830

Geographical Segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover	
	2006 HK$'000	2005 HK$'000
By geographical market location:		
North America	**16,081,779**	17,122,079
Europe and other countries	**5,740,818**	5,236,308
	21,822,597	22,358,387

(ii) The following table provides an analysis of segment assets and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Hong Kong and People's Republic of China ("PRC")	**3,323,091**	5,846,462	**416,928**	535,583
North America	**9,619,512**	10,366,136	**155,701**	3,478,153
Europe and other countries	**3,609,106**	3,257,388	**195,406**	134,672
	16,551,709	19,469,986	**768,035**	4,148,408

7. Turnover

Turnover represents the fair value net amounts received and receivable for goods sold by the Group to outside customers, less returns and allowances, and commission income and royalty income received during the year and is analysed as follows:

	2006 HK$'000	2005 HK$'000
Sale of goods	**21,751,691**	22,320,353
Commission income	**6,403**	12,222
Royalty income	**64,503**	25,812
	21,822,597	22,358,387

8. Interest Income

	2006 HK$'000	2005 HK$'000
Interest earned on bank deposits	**81,542**	53,230
Interest earned on amount due from an associate	**9,912**	7,138
	91,454	60,368

9. Finance Costs

	2006 HK$'000	2005 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**129,075**	137,747
Obligations under finance leases	**6,805**	8,142
Fixed interest rate notes	**228,272**	180,102
Effective interest expense on convertible bonds	**27,527**	27,050
	391,679	353,041

10. Taxation

	2006 HK$'000	2005 HK$'000
Current tax:		
Hong Kong profits tax	**52,813**	67,955
Under(over)provision in prior years	**3,272**	(3,499)
	56,085	64,456
Overseas taxation on profit for the year	**187,453**	163,776
Underprovision in prior years	**(2,804)**	5,038
	184,649	168,814
Deferred tax:		
Current year (Note 42)	**(56,717)**	(75,556)
	184,017	157,714

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax expenses for the year are reconciled as follows:

	2006 HK$'000	2005 HK$'000
Profit before taxation	**1,263,086**	1,216,881
Tax at Hong Kong profits tax rate	**221,040**	212,954
Effect of different tax rates of subsidiaries operating in other jurisdictions	**75,955**	48,505
Tax effect of expenses not deductible for tax purposes	**37,306**	20,757
Tax effect of income not taxable for tax purposes	**(153,758)**	(124,272)
Tax effect of tax losses not recognized	**14,448**	16,307
Recognition of tax losses previously not recognized	**(10,500)**	(18,098)
Under(over)provision in respect of prior years	**468**	1,539
Others	**(942)**	22
Tax expenses for the year	**184,017**	157,714

Details of deferred tax are set out in Note 42.

11. Profit for the Year

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Amortization of intangible assets	**89,417**	47,084
Auditors' remuneration	**18,234**	15,934
Amortization of lease prepayments	**1,402**	1,402
Depreciation on property, plant and equipment		
Owned assets	**441,970**	456,449
Assets held under finance leases	**9,308**	14,729
Exchange (gain)/loss	**(8,438)**	10,235
Gain on disposal of property, plant and equipment	**(6,926)**	(2,690)
Impairment loss of available-for-sale investments	**—**	13,830
Operating lease expenses recognized in respect of:		
Premises	**125,756**	114,300
Motor vehicles	**39,439**	38,582
Plant and machinery	**21,299**	20,884
Other assets	**23,794**	24,312
Staff costs		
Directors' remuneration		
Fees	**1,000**	566
Other emoluments	**48,900**	38,785
Other staff	**2,006,006**	2,024,449
Retirement benefits scheme contributions (other than those included in the Directors' emoluments)		
Defined contribution plans	**93,331**	103,840
Defined benefit plans	**21,102**	47,877
	2,170,339	2,215,517

Staff costs disclosed above do not include an amount of HK$285,968,000 (2005: HK$317,788,000) relating to research and development activities, which is included under research and development costs.

12. Directors' Emoluments

The emoluments paid or payable to each of the nine (2005: nine) directors were as follows:

For the year ended 31st December, 2006

		Other emoluments			
	Fees	Salaries and other benefits	Contributions to retirement benefits schemes	Share-based payments	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Mr Horst Julius Pudwill	—	25,516	12	—	25,528
Dr Roy Chi Ping Chung JP	—	8,441	12	—	8,453
Mr Kin Wah Chan	—	5,977	12	—	5,989
Mr Chi Chung Chan	—	6,039	12	—	6,051
Mr Stephan Horst Pudwill	—	1,695	12	—	1,707
Mr Vincent Ting Kau Cheung	250	183	—	—	433
Mr Joel Arthur Schleicher	250	305	—	—	555
Mr Christopher Patrick Langley OBE	250	342	—	—	592
Mr Manfred Kuhlmann	250	342	—	—	592
Total	1,000	48,840	60	—	49,900

For the year ended 31st December, 2005

		Other emoluments			
	Fees	Salaries and other benefits	Contributions to retirement benefits schemes	Share-based payments	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Mr Horst Julius Pudwill	10	18,989	12	—	19,011
Dr Roy Chi Ping Chung JP	10	7,868	12	—	7,890
Mr Kin Wah Chan	10	5,726	12	—	5,748
Mr Chi Chung Chan	10	5,737	12	—	5,759
Mr Vincent Ting Kau Cheung	10	—	—	—	10
Dr Akio Urakami	—	—	—	—	—
Mr Joel Arthur Schleicher	172	—	—	—	172
Mr Christopher Patrick Langley OBE	172	—	—	—	172
Mr Manfred Kuhlmann	172	—	—	417	589
Total	566	38,320	48	417	39,351

13. Employees' Emoluments

Of the five individuals with the highest emoluments in the Group, four (2005: four) were group directors of the Company whose emoluments are included in Note 12 above. The emoluments of the remaining one (2005: Nil) individual was as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other benefits	**4,863**	2,665
Contributions to retirement benefits schemes	**23**	12
	4,886	2,677

During each of the two years ended 31st December, 2006 and 2005, no emoluments have been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director has waived any emoluments during those years.

14. Dividends Paid

	2006 HK$'000	2005 HK$'000
Final dividend paid:		
2005: HK 12.60 cents (2004: HK 12.50 cents) per share	**184,609**	169,651
Interim dividend paid:		
2006: HK 6.50 cents (2005: HK 6.00 cents) per share	**95,236**	81,818
	279,845	251,469

The final dividend in respect of the current financial year of HK 12.60 cents per share (2005: HK 12.60 cents per share) has been proposed by the directors and is subject to approval by the shareholders in the Annual General Meeting.

15. Earnings per Share

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2006 HK$'000	2005 HK$'000
Earnings for the purpose of basic earnings per share:		
Profit for the year attributable to equity holders of the parent	**1,071,864**	1,018,984
Effect of dilutive potential ordinary shares:		
Effective interest on convertible bonds	**22,710**	22,316
Earnings for the purpose of diluted earnings per share	**1,094,574**	1,041,300
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,464,595,829**	1,385,789,675
Effect of dilutive potential ordinary shares:		
Share options	**30,435,277**	41,186,410
Convertible bonds	**65,922,585**	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,560,953,691**	1,492,898,670

16. Property, Plant and Equipment

	Freehold land and buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Vessels HK$'000	Construction in progress HK$'000	Total HK$'000
The Group									
Cost									
At 1st January, 2005	431,135	154,653	482,832	515,175	21,170	1,129,394	11,835	40,796	2,786,990
Currency realignment	(55,048)	(1,745)	(19,337)	(80,404)	(1,087)	(58,083)	—	(2,266)	(217,970)
Additions	1,278	22,769	112,911	127,517	7,430	178,914	—	82,415	533,234
Acquisition of subsidiaries	571,356	14,549	168,688	1,327,128	4,977	836,921	—	90,371	3,013,990
Disposals	(74,713)	(14,793)	(13,633)	(115,322)	(1,923)	(17,178)	—	—	(237,562)
Reclassification	14,928	—	11,206	24,476	258	10,210	—	(61,078)	—
At 31st December, 2005	888,936	175,433	742,667	1,798,570	30,825	2,080,178	11,835	150,238	5,878,682
Currency realignment	40,362	1,646	20,703	66,748	1,018	46,887	—	2,402	179,766
Additions	14,289	25,966	68,459	79,585	4,173	138,709	64	141,915	473,160
Disposals	(54,540)	(9,661)	(16,186)	(40,285)	(2,428)	(180,563)	—	—	(303,663)
Reclassification	36,492	10,335	17,504	51,565	(459)	37,216	—	(152,653)	—
At 31st December, 2006	**925,539**	**203,719**	**833,147**	**1,956,183**	**33,129**	**2,122,427**	**11,899**	**141,902**	**6,227,945**
Depreciation and Amortization									
At 1st January, 2005	118,913	104,196	341,260	378,960	16,246	943,657	3,912	—	1,907,144
Currency realignment	(26,180)	(1,114)	(13,116)	(70,687)	(795)	(53,979)	—	—	(165,871)
Provided for the year	36,553	12,959	86,064	125,834	4,134	203,927	1,707	—	471,178
Acquisition of subsidiaries	187,560	5,568	139,396	995,950	3,952	747,099	—	—	2,079,525
Eliminated on disposals	(19,696)	(4,681)	(13,633)	(113,479)	(1,242)	(15,588)	—	—	(168,319)
Reclassification	(64)	—	(11,890)	11,886	—	68	—	—	—
At 31st December, 2005	297,086	116,928	528,081	1,328,464	22,295	1,825,184	5,619	—	4,123,657
Currency realignment	20,395	541	13,386	56,495	601	45,522	—	—	136,940
Provided for the year	31,807	17,387	87,844	116,227	3,282	193,020	1,711	—	451,278
Eliminated on disposals	(34,275)	(7,926)	(16,079)	(35,893)	(2,394)	(179,109)	—	—	(275,676)
Reclassification	—	26	864	(878)	(137)	125	—	—	—
At 31st December, 2006	**315,013**	**126,956**	**614,096**	**1,464,415**	**23,647**	**1,884,742**	**7,330**	**—**	**4,436,199**
Net Book Values									
At 31st December, 2006	**610,526**	**76,763**	**219,051**	**491,768**	**9,482**	**237,685**	**4,569**	**141,902**	**1,791,746**
At 31st December, 2005	591,850	58,505	214,586	470,106	8,530	254,994	6,216	150,238	1,755,025

Notes to the Consolidated Financial Statements

16. Property, Plant and Equipment *(continued)*

	Buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Office equipment, furniture and fixtures HK$'000	Plant and machinery HK$'000	Motor vehicles HK$'000	Moulds and tooling HK$'000	Total HK$'000
The Company							
Cost							
At 1st January, 2005	65,945	59,691	103,973	219,622	10,019	525,133	984,383
Additions	—	10,334	21,007	12,143	709	53,922	98,115
Transfer to subsidiaries	—	(1,544)	(1,398)	(91,800)	—	(81)	(94,823)
Disposals	—	—	(4)	(3,085)	(158)	(637)	(3,884)
At 31st December, 2005	65,945	68,481	123,578	136,880	10,570	578,337	983,791
Additions	—	16,062	16,120	14,943	920	37,109	85,154
Transfer from (to) subsidiaries	—	258	(879)	13,652	—	(39,171)	(26,140)
Disposals	—	—	(6)	(947)	(1,401)	(973)	(3,327)
At 31st December, 2006	**65,945**	**84,801**	**138,813**	**164,528**	**10,089**	**575,302**	**1,039,478**
Depreciation and Amortization							
At 1st January, 2005	20,759	54,025	77,845	178,276	8,575	431,480	770,960
Provided for the year	2,638	4,462	13,770	13,253	861	58,079	93,063
Transfer to subsidiaries	—	(1,303)	(921)	(71,739)	—	(27)	(73,990)
Eliminated on disposals	—	—	(4)	(2,712)	(158)	(200)	(3,074)
At 31st December, 2005	23,397	57,184	90,690	117,078	9,278	489,332	786,959
Provided for the year	2,638	6,136	16,576	13,883	774	43,442	83,449
Transfer to subsidiaries	—	—	(784)	(1,463)	—	(22,521)	(24,768)
Eliminated on disposals	—	—	(5)	(947)	(1,401)	(562)	(2,915)
At 31st December, 2006	**26,035**	**63,320**	**106,477**	**128,551**	**8,651**	**509,691**	**842,725**
Net Book Values							
At 31st December, 2006	**39,910**	**21,481**	**32,336**	**35,977**	**1,438**	**65,611**	**196,753**
At 31st December, 2005	42,548	11,297	32,888	19,802	1,292	89,005	196,832

16. Property, Plant and Equipment *(continued)*

The net book values of properties shown above comprise:

	The Group 2006 HK$'000	The Group 2005 HK$'000	The Company 2006 HK$'000	The Company 2005 HK$'000
Land and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	**570,616**	546,664	**—**	—
Medium-term lease	**39,910**	45,186	**39,910**	42,548
	610,526	591,850	**39,910**	42,548

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$137,833,000 and nil respectively (2005: HK$138,189,000 and Nil respectively) in respect of assets held under finance leases.

The gross carrying amount of the Group's and the Company's property, plant and equipment include amounts of approximately HK$1,890,000,000 and HK$249,000,000 respectively in respect of fully depreciated property, plant and equipment that is still in use.

17. Lease Prepayments

	The Group HK$'000	The Company HK$'000
Cost		
At 1st January, 2005	6,449	6,449
Currency realignment	(1,240)	—
Additions	63,674	—
At 31st December, 2005	68,883	6,449
Currency realignment	2,300	—
At 31st December, 2006	**71,183**	**6,449**
Amortization		
At 1st January, 2005	1,677	1,677
Currency realignment	(25)	—
Provided for the year	1,402	129
At 31st December, 2005	3,054	1,806
Currency realignment	68	—
Provided for the year	1,402	129
At 31st December, 2006	**4,524**	**1,935**
Net Book Values		
At 31st December, 2006	**66,659**	**4,514**
At 31st December, 2005	65,829	4,643

All lease prepayments are medium-term leases outside Hong Kong.

18. Goodwill

	The Group HK$'000
Cost	
At 1st January, 2005	653,504
Arising on acquisition of subsidiaries	3,277,624
Adjustments to consideration on acquisition of subsidiaries in prior years	12,807
At 31st December, 2005 (as originally stated)	3,943,935
Adjustments to provisional fair values of subsidiaries acquired in 2005	47,032
At 31st December, 2005 (as restated) and at 1st January, 2006	3,990,967
Currency realignment	5,466
Arising on acquisition of additional interest of subsidiaries	46,563
At 31st December, 2006	**4,042,996**

Particulars regarding impairment testing on goodwill are disclosed in Note 20.

19. Intangible Assets

	Deferred development costs HK$'000	Patents and trademarks HK$'000	Manufacturing know-how HK$'000	Total HK$'000
The Group				
Cost				
At 1st January, 2005	52,764	195,958	3,510	252,232
Currency realignment	(5,217)	(6,596)	—	(11,813)
Additions	173,939	87,131	—	261,070
Acquisition of subsidiaries	58,988	987,805	—	1,046,793
Written off in the year	(2,029)	(2,791)	—	(4,820)
At 31st December, 2005	278,445	1,261,507	3,510	1,543,462
Currency realignment	5,733	2,672	—	8,405
Additions	192,830	50,016	—	242,846
Written off in the year	—	(4,325)	—	(4,325)
At 31st December, 2006	**477,008**	**1,309,870**	**3,510**	**1,790,388**
Amortization				
At 1st January, 2005	—	17,537	1,814	19,351
Currency realignment	(701)	(2,042)	—	(2,743)
Provided for the year	21,965	24,417	702	47,084
Acquisition of subsidiaries	7,197	13,899	—	21,096
Eliminated on write off	—	(2,779)	—	(2,779)
At 31st December, 2005	28,461	51,032	2,516	82,009
Currency realignment	1,139	1,967	—	3,106
Provided for the year	59,815	28,900	702	89,417
Eliminated on write off	—	(4,325)	—	(4,325)
At 31st December, 2006	**89,415**	**77,574**	**3,218**	**170,207**
Carrying Amounts				
At 31st December, 2006	**387,593**	**1,232,296**	**292**	**1,620,181**
At 31st December, 2005	249,984	1,210,475	994	1,461,453

Notes to the Consolidated Financial Statements

19. Intangible Assets *(continued)*

	Deferred development costs HK$'000	Patents HK$'000	Total HK$'000
The Company			
Cost			
At 1st January, 2005	—	8,240	8,240
Additions	102,473	42,064	144,537
At 31st December, 2005	102,473	50,304	152,777
Additions	108,009	6,581	114,590
At 31st December, 2006	**210,482**	**56,885**	**267,367**
Amortization			
At 1st January, 2005	—	4,415	4,415
Provided for the year	—	9,783	9,783
At 31st December, 2005	—	14,198	14,198
Provided for the year	20,495	12,482	32,977
At 31st December, 2006	**20,495**	**26,680**	**47,175**
Carrying Amounts			
At 31st December, 2006	**189,987**	**30,205**	**220,192**
At 31st December, 2005	102,473	36,106	138,579

Deferred development costs are internally generated. All the patents and trademarks and manufacturing know-how were acquired from third parties.

The above intangible assets, other than trademarks, of the Group and the Company have definite useful lives and are amortized on a straight-line basis over 4 to 10 years.

The trademarks are considered by the management of the Group as having an indefinite useful life because they expected to contribute to net cash inflows indefinitely. The trademarks will not be amortized until their useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they may be impaired. Particulars of the impairment testing are disclosed in Note 20.

20. Impairment Testing on Goodwill and Intangible Assets with Indefinite Useful Lives

The carrying amounts of goodwill and trademarks with indefinite useful lives as at 31st December, 2006 allocated to the following cash-generating units ("CGUs") are as follows:

	Goodwill HK$'000	Trademarks HK$'000
Power Equipment	**3,421,716**	**234,000**
Floor Care	**621,280**	**—**
	4,042,996	**234,000**

During the year ended 31st December, 2006, management of the Group determined that there is no impairment of any of its CGUs containing goodwill or trademarks with indefinite useful lives.

The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarized below:

The recoverable amount of the CGUs are determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a five-year period, and discount rate at 5% and 12% and extrapolated using a steady 3% growth rate.

21. Investments in Subsidiaries

	The Company	
	2006 HK$'000	2005 HK$'000
Investments in unlisted shares, at cost	**630,546**	551,396

Particulars of the principal subsidiaries of the Company as at 31st December, 2006 are set out in Note 51.

22. Interests in Associates

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Unlisted shares, at cost less impairment loss recognized	**—**	—	**23,790**	23,790
Share of net assets	**14,499**	15,394	**—**	—
Net amounts due from associates	**178,490**	174,059	**160,848**	149,236
	192,989	189,453	**184,638**	173,026

Particulars of the associates as at 31st December, 2006 are set out in Note 52.

The amounts due from associates are unsecured, bear interest at LIBOR plus 2% and are repayable on demand. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current assets.

22. Interests in Associates *(continued)*

The summarized financial information in respect of the Group's associates is set out below:

	2006 HK$'000	2005 HK$'000
Total assets	**122,344**	160,742
Total liabilities	**(64,348)**	(99,165)
Net assets	**57,996**	61,577
Group's share of net assets of associates	**14,499**	15,394
Turnover	**234,634**	274,330
Loss for the year	**(15,005)**	(22,485)
Group's share of results of associates for the year	**(895)**	(6,463)

At the balance sheet date, amongst the associates, the Group held 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). The carrying value of the Group's interests in the Gimelli Group companies is nil at both 31st December, 2006 and 31st December, 2005.

23. Available-for-sale Investments

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Unlisted equity securities and club membership debentures, at cost less impairment loss recognized	**43,315**	15,558	**1,195**	1,195

As at the balance sheet date, all available-for-sale investments represent investments in unlisted equity securities and club membership debentures. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

24. Inventories

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Raw materials	**1,175,864**	1,139,478	**249,846**	225,745
Work in progress	**108,834**	104,442	**29,215**	38,443
Finished goods	**2,735,185**	2,727,296	**149,744**	69,495
	4,019,883	3,971,216	**428,805**	333,683

25. Trade and Other Receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aged analysis of trade receivables is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**3,143,989**	2,622,904	**41,553**	16,363
61 to 120 days	**230,131**	255,728	**977**	6,903
121 days or above	**103,977**	115,733	**2,133**	19,096
Total trade receivables	**3,478,097**	2,994,365	**44,663**	42,362
Other receivables	**348,941**	270,990	**—**	—
	3,827,038	3,265,355	**44,663**	42,362

The fair value of the Group's and the Company's trade and other receivables at 31st December, 2006 approximates the corresponding carrying amount.

26. Bills Receivable

The fair value of the Group's and the Company's bills receivable at 31st December, 2006 approximates the corresponding carrying amount.

All the Group's and Company's bills receivable at 31st December, 2006 is due within 120 days.

27. Amounts Due from (to) Subsidiaries

The fair value of the Company's amounts due from (to) subsidiaries at 31st December, 2006 approximates the corresponding carrying amount.

28. Trade Receivables from Associates

The fair value of the Group's trade receivable from associates at 31st December, 2006 approximates the corresponding carrying amount. All the Group's trade receivable from associates at 31st December, 2006 is due within 120 days.

29. Held-for-trading Investments in Hong Kong

The Group's held-for-trading investments in Hong Kong at 31st December, 2006 are carried at fair value.

30. Bank Balances, Deposits and Cash

Bank balances carry interest at market rates which range from 1.75% to 5.15%. Bank overdrafts carry interest at market rates which range from 4.58% to 6.19%.

Notes to the Consolidated Financial Statements

31. Trade and Other Payables

The aged analysis of trade payables is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
0 to 60 days	**1,345,473**	1,552,235	**403,583**	453,877
61 to 120 days	**91,696**	278,482	**36,838**	147,106
121 days or above	**30,547**	70,475	**2,947**	60,486
Total trade payables	**1,467,716**	1,901,192	**443,368**	661,469
Other payables	**1,650,404**	1,689,507	**196,016**	217,265
	3,118,120	3,590,699	**639,384**	878,734

The fair value of the Group's and the Company's trade and other payables at 31st December, 2006 approximates the corresponding carrying amount.

32. Bills Payable

The fair value of the Group's and the Company's bills payable at 31st December, 2006 approximates the corresponding carrying amount.

All the Group's and Company's bills payable at 31st December, 2006 is due within 120 days.

33. Warranty Provision

	The Group	
	2006	2005
	HK$'000	HK$'000
At 1st January	**338,211**	241,375
Currency realignment	**5,261**	(6,767)
Additional provision in the year	**607,031**	530,336
Acquisition of subsidiaries	**—**	94,426
Utilization of provision	**(580,865)**	(521,159)
At 31st December	**369,638**	338,211

The warranty provision represents management's best estimate of the Group's outstanding liabilities on products sold. It is expected that the majority of this expenditure will be incurred in the next financial year.

34. Trade Payable to an associate/Amounts Due to Associate

The fair value of the Group's and the Company's trade payable to an associate at 31st December, 2006 approximates the corresponding carrying amount.

35. Obligations under Finance Leases

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases, with lease terms ranging from 3 years to 20 years. Interest rates underlying all obligations under finance leases are fixed at the respective contract dates. No arrangements have been entered into for contingent rental payments.

The maturity of obligations under finance leases is as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
The Group				
Amounts payable under finance leases:				
Within one year	**20,453**	20,341	**18,535**	18,107
In more than one year but not more than two years	**16,585**	18,464	**13,614**	15,686
In more than two years but not more than three years	**14,116**	14,175	**11,309**	11,411
In more than three years but not more than four years	**13,701**	13,248	**10,989**	10,188
In more than four years but not more than five years	**13,682**	12,284	**11,063**	8,903
More than five years	**127,567**	108,892	**78,554**	79,279
	206,104	187,404	**144,064**	143,574
Less: future finance charges	**(62,040)**	(43,830)	**—**	—
Present value of lease obligations	**144,064**	143,574	**144,064**	143,574
Less: Amount due within one year shown under current liabilities			**(18,535)**	(18,107)
Amount due after one year			**125,529**	125,467

The fair value of the Group's finance lease obligations, determined based on the present value of the estimated future cash flows discounted using the prevailing market rate at 31st December, 2006, approximates their carrying amount.

36. Discounted Bills with Recourse

Bills discounted with a bank at an effective interest rate of 5.88% per annum (2005: 4.32% per annum) have a maturity profile of less than 120 days.

37. Convertible Bonds

On 16th June, 2004, the Group announced the issue of 5-year Zero Coupon Convertible Bonds at par, due in July, 2009 (the "Bonds"), for an aggregate principal amount of US$140,000,000 (approximately HK$1,092,000,000). The Bonds are convertible, at the option of bondholders, into ordinary shares of HK$0.10 each of the Company at an initial conversion price of US$2.1247 per share at any time from 7th August, 2005 to 1st July, 2009. Unless previously redeemed, converted or purchased and cancelled, the Company will redeem each Bond at 107.76% of its principal amount on the maturity date of 8th July, 2009. However, on or after 8th July, 2007 and prior to the maturity date, the bondholders may, at their option, require the Company to redeem all or some of the Bonds at 104.59% of the principal amount.

The Bonds contain two components, a liability and an equity element. Upon the application of HKAS 32 Financial Instruments: Disclosure and Presentation, the Bonds were split between the liability and equity elements, on a retrospective basis. The equity element is presented in equity as "Convertible bonds equity reserve". The effective interest rate of the liability component is 2.11%.

Notes to the Consolidated Financial Statements

37. Convertible Bonds *(continued)*

The movement of the liability component of the Bonds for the year is set out below:

	The Group and the Company	
	2006	2005
	HK$'000	HK$'000
Liability component at the beginning of the year	**1,078,307**	1,051,257
Interest charge	**27,527**	27,050
Liability at the end of the year	**1,105,834**	1,078,307

The fair value of the liability component of the Bonds at 31st December, 2006, determined based on the present value of the estimated future cash outflows discounted at the prevailing market interest rate at the balance sheet date, was approximately HK$885,158,000.

38. Unsecured Borrowings

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Trust receipt loans	**152,416**	127,672	**—**	—
Bank loans	**2,094,643**	1,891,735	**272,223**	234,000
Bank borrowings	**2,247,059**	2,019,407	**272,223**	234,000
Fixed interest rate notes (Note)	**2,639,143**	2,640,353	**—**	—
Total borrowings	**4,886,202**	4,659,760	**272,223**	234,000

The borrowings of the Group and the Company are repayable as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
On demand or within one year	**421,849**	434,349	**38,889**	234,000
In more than one year but not more than two years	**240,672**	18,181	**233,334**	—
In more than two years but not more than three years	**1,584,538**	1,566,877	**—**	—
In more than three years but not more than four years	**—**	—	**—**	—
More than five years	**2,639,143**	2,640,353	**—**	—
	4,886,202	4,659,760	**272,223**	234,000
Less: Amount due within one year shown under current liabilities	**(421,849)**	(434,349)	**(38,889)**	(234,000)
Amount due after one year	**4,464,353**	4,225,411	**233,334**	—

38. Unsecured Borrowings *(continued)*

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2006	2005
Effective interest rate:		
Fixed-rate borrowings	**4.09% to 5.44%**	4.09% to 5.44%
Variable-rate borrowings	**4.49% to 6.77%**	3.07% to 5.67%

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are set out below:

	HKD'000	AUD'000	NZD'000	EUR'000
As at 31 December 2006	**2,042,955**	**12,178**	**3,750**	**5,000**
As at 31 December 2005	1,921,672	14,025	3,500	—

Note: In 2003, the Group issued fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$145,000,000. The notes were issued in two fixed rate tranches, being US$120,000,000 for 10 years at 4.7% per annum and US$25,000,000 for 7 years at 4.09% per annum. The proceeds were used to refinance existing medium term debts and for general working capital purposes.

In 2005, the Group issued other fixed interest rate notes, through its wholly-owned entity in the USA, for an aggregate principal amount of US$200,000,000. The notes were issued in two fixed rate tranches of US$150,000,000 for 10 years at 5.44% per annum and US$50,000,000 for 7 years at 5.17% per annum. The proceeds were used to finance the acquisition of subsidiaries.

The carrying amount of bank borrowings approximates their fair value as the weighted average interest rates approximate the contracted market rates.

39. Share Capital

	2006	2005	2006	2005
	Number of shares		HK$'000	HK$'000
Ordinary shares				
Authorized:				
Shares of HK$0.10 each	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
Shares of HK$0.10 each at 1st January	**1,461,720,652**	1,352,304,652	**146,172**	135,230
Issued on share placement	**—**	96,000,000	**—**	9,600
Issued on exercise of share options	**3,503,000**	13,416,000	**350**	1,342
Shares of HK$0.10 each at 31st December	**1,465,223,652**	1,461,720,652	**146,522**	146,172

On 8th September, 2005, the Group placed an aggregate of 96,000,000 shares to independent investors at a price of HK$19.25 per share. The new shares placed represent approximately 7.05% of the issued share capital of the Company of 1,361,898,652 shares at the date of placement and approximately 6.58% of the issued capital of the Company of 1,457,898,652 shares as enlarged by the placement.

The shares issued during the year rank pari passu in all respects with the existing shares.

Details of the share options are set out in Note 47.

40. Reserves

	Share premium HK$'000	Convertible bonds equity reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000
The Company					
At 1st January, 2005	810,611	26,334	—	2,018,991	2,855,936
Premium on shares issued	1,956,700	—	—	—	1,956,700
Transaction costs attributable to issue of new shares	(34,502)	—	—	—	(34,502)
Recognition of equity-settled share based payment	—	—	6,703	—	6,703
Profit for the year	—	—	—	524,432	524,432
Final dividend — 2004	—	—	—	(169,651)	(169,651)
Interim dividend — 2005	—	—	—	(81,818)	(81,818)
At 1st January, 2006	2,732,809	26,334	6,703	2,291,954	5,057,800
Premium on shares issued	22,040	—	—	—	22,040
Recognition of equity-settled share based payment	—	—	7,091	—	7,091
Profit for the year	—	—	—	584,849	584,849
Final dividend — 2005	—	—	—	(184,609)	(184,609)
Interim dividend — 2006	—	—	—	(95,236)	(95,236)
At 31st December, 2006	**2,754,849**	**26,334**	**13,794**	**2,596,958**	**5,391,935**

As at 31st December, 2006, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$2,596,958,000 (2005: HK$2,291,954,000).

41. Retirement Benefits Obligations

	2006 HK$'000	2005 HK$'000
Pension plan obligations (Note i)	**672,117**	621,737
Post-retirement, medical, dental and life insurance plan obligations (Note ii)	**146,965**	151,770
Others	**15,005**	12,830
	834,087	786,337

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December, 2000.

The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

41. Retirement Benefits Obligations *(continued)*

Note i: Pension plan obligations

The pension plan obligations are provided in the German operations and includes a plan that pays retirement benefits on service and final pay. Under the plan, the employees are entitled to retirement benefits varying between 10.00 and 20.00 per cent of final salary on attainment of a retirement age of 65. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on 1st January 2007 by BDO Deutsche Warentreuhand Aktiengesellschaft, Germany.

Note ii: Post-retirement, medical, dental and life insurance plan obligations

Milwaukee Electric Tool Corporation, a subsidiary of the Group in the USA, operates unfunded post-retirement, medical benefits, dental and life insurance plans. The most recent actuarial valuations of the present value of the obligations were carried out on 1st January, 2007 by Mercer Human Resource Consulting. There are no assets segregated and restricted for these benefits and the plans are funded on a pay-as-you-go basis.

The main actuarial assumptions used were as follows:

	Pension plan 2006	Post-retirement medical, dental and life insurance plan 2006
Discount rate	**4.00%**	**5.80%**
Expected rate of salary increases	**2.00%**	**N/A**
Future pension increases	**2.00%**	**N/A**
Medical cost inflation (ultimate)	**N/A**	**5.00%**

Amounts recognized in profit or loss in respect of the plans are as follows:

	Pension plan		Post-retirement medical, dental and life insurance plan	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Current service cost	**(2,952)**	5,198	**4,389**	4,329
Actuarial gain	**—**	—	**(1,619)**	—
Interest cost	**14,591**	29,879	**6,693**	8,471
	11,639	35,077	**9,463**	12,800

The charge for the year has been included in staff costs.

41. Retirement Benefits Obligations *(continued)*

The amount included in the balance sheet arising from the Group's obligation in respect of the plans is as follows:

	Pension plan		Post-retirement medical, dental and life insurance plan	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Present value of unfunded obligations	**672,117**	621,737	**146,965**	151,770

Movements in the net liability in the current year were as follows:

	Pension plan	Post-retirement medical, dental and life insurance plan
	2006	2006
	HK$'000	HK$'000
At 1st January	**621,737**	**151,770**
Net liabilities acquired on acquisition of subsidiaries		
Exchange differences	**73,904**	**(425)**
Current service cost	**(2,952)**	**4,389**
Actuarial gain	**—**	**(1,619)**
Interest cost	**14,591**	**6,693**
Benefits paid	**(35,163)**	**(13,843)**
At 31st December	**672,117**	**146,965**

One World Technologies, Inc., a subsidiary of the Group in the USA operates another defined benefit scheme. The pension costs of this defined benefit scheme are assessed in accordance with an actuarial valuation as at 1st January, 2007 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. No medical trend rate assumption is necessary as at 31st December, 2006 and 2005 since all retirees are assumed to be affected by the fixed dollar subsidy and a discount rate of 5.80% (2005: 5.50%) was assumed for calculating the actuarial valuation.

There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under this scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the overseas subsidiary has set up a receivable and an accrued benefit cost of the same amount of approximately HK$22,000,000 (2005: HK$23,000,000) as at 31st December, 2006.

42. Deferred Tax Assets (Liabilities)

The following are the major deferred tax assets and liabilities recognized and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Warranty provision HK$'000	Convertible bonds equity reserve HK$'000	Employee related provision HK$'000	Tax losses HK$'000	Others HK$'000	Total HK$'000
The Group							
At 1st January, 2005	(29,677)	70,925	(5,586)	29,927	147,486	75,088	288,163
Acquisition of subsidiaries	(119,720)	27,920	—	125,890	19,483	(251,430)	(197,857)
Currency realignment	2,616	(876)	—	(10,276)	(8,680)	(17,099)	(34,315)
(Charge) credit to income for the year	43,579	(2,445)	—	10,082	40,838	(16,498)	75,556
At 1st January, 2006	(103,202)	95,524	(5,586)	155,623	199,127	(209,939)	131,547
Currency realignment	(2,536)	(6,028)	—	10,860	19,210	(1,743)	19,763
(Charge) credit to income for the year	24,315	12,038	—	(9,885)	(22,774)	53,023	56,717
At 31st December, 2006	**(81,423)**	**101,534**	**(5,586)**	**156,598**	**195,563**	**(158,659)**	**208,027**

	Accelerated tax depreciation HK$'000	Convertible bonds equity reserve HK$'000	Total HK$'000
The Company			
At 1st January, 2005	(14,410)	(5,586)	(19,996)
Charge to income for the year	(338)	—	(338)
At 1st January, 2006	(14,748)	(5,586)	(20,334)
Credit to income for the year	4,840	—	4,840
At 31st December, 2006	**(9,908)**	**(5,586)**	**(15,494)**

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	**2006 HK$'000**	2005 HK$'000
Deferred tax assets	**706,493**	646,758	**—**	—
Deferred tax liabilities	**(498,466)**	(515,211)	**(15,494)**	(20,334)
	208,027	131,547	**(15,494)**	(20,334)

At the balance sheet date, the Group has unused tax losses of HK$1,156 million (2005: HK$1,170 million) available for the offset against future profits that may be carried forward indefinitely. No deferred tax asset has been recognized in respect of the tax losses of HK$38 million (2005: HK$32 million) due to the unpredictability of future profit streams.

43. Acquisition of Subsidiaries

The Group completed the purchase from Atlas Copco AB ("ATCO") all of ATCO's electric power tools and accessories business ("the Business") conducted under the brand names "Milwaukee®" and "AEG®" as well as the "DreBo®" accessories businesses, ("the Acquired Companies"), with unanimous approval by all the shareholders present in person or by proxy at the Company's Extraordinary General Meeting on 3rd January, 2005.

The purchase price for the Business, which was paid in cash at the closing of the transaction, was US$627 million (approximately HK$4,887 million), consisting of the pre-adjustment purchase price of US$713 million (approximately HK$5,560 million), reduced by an agreed pre-closing adjustment of US$86 million (approximately HK$672 million) in respect of a portion of the accrued and unfunded post-retirement liabilities of certain of the Acquired Companies and adjustments with respect to related deferred asset accounts and to certain accruals. The purchase price was calculated on the basis of the Acquired Companies having no indebtedness or cash and their net tangible assets (excluding, among other things, cash and amounts in respect of pre-agreed adjustments) being US$285 million (approximately HK$2,223 million). On 31st October, 2005, the Group and ATCO concluded that there will be no adjustments to the purchase price and the acquisition completed.

	Acquiree's carrying amount before combination HK$'000	Fair value adjustments HK$'000	Fair value HK$'000
Net Assets Acquired			
Property, plant and equipment	951,927	(17,462)	934,465
Intangible assets	88,948	936,749	1,025,697
Deferred tax assets	293,484	—	293,484
Inventories	873,050	10,163	883,213
Trade and other receivables, deposits and prepayments	1,153,104	—	1,153,104
Bills receivables	71,874	—	71,874
Tax recoverable	2,176	—	2,176
Bank balances and cash	211,585	—	211,585
Trade and other payables	(1,185,318)	—	(1,185,318)
Tax payable	(79,263)	—	(79,263)
Warranty provision	(94,426)	—	(94,426)
Obligations under finance leases	(147,948)	—	(147,948)
Deferred tax liabilities	(491,341)	—	(491,341)
Retirement benefit obligations	(874,012)	—	(874,012)
	773,840	929,450	1,703,290
Goodwill arising on acquisition			3,277,624
Cash consideration paid during the year			4,980,914
Net cash outflow arising on acquisition:			
Cash consideration paid during the year			(4,980,914)
Bank balances and cash acquired			211,585
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries			(4,769,329)

43. Acquisition of Subsidiaries *(continued)*

The goodwill arising on the acquisition of the subsidiaries is attributable to the anticipated profitability of the distribution of the Group's products in the new markets and the anticipated future operating synergies from the combination.

The subsidiaries acquired contributed approximately HK$5,940,957,000 to the Group's turnover, and approximately HK$354,605,000 to the Group's profit before taxation and interest for the period between the date of acquisition and the balance sheet date as at 31st December, 2005.

44. Major Non-cash Transactions

During the year, the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the finance leases of HK$1,418,000 (2005: HK$7,900,000).

45. Lease Commitments

At the balance sheet date, the Group and the Company had outstanding commitments under non-cancellable operating leases, which would fall due as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	**174,848**	167,654	**15,786**	18,022
In the second to fifth year inclusive	**337,931**	368,848	**9,855**	25,575
After five years	**132,132**	175,124	**16,094**	16,160
	644,911	711,626	**41,735**	59,757

Operating lease payments represent rentals payable by the Group and the Company for certain of its plant and machinery, motor vehicles, office properties and other assets. Leases are negotiated for a term ranging from 1 year to 10 years.

46. Contingent Liabilities

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**36,026**	30,654	**36,026**	30,654

In addition, the Company has given guarantees to banks and independent third parties in respect of general facilities granted to its subsidiaries. The extent of such facilities utilized by the subsidiaries as at 31st December, 2006 amounted to HK$5,546,886,000 (2005: HK$5,467,275,000).

47. Share Options

Scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 ("Scheme B")

In accordance with the Company's share option scheme adopted pursuant to a resolution passed on 25th May, 2001, the Board of Directors of the Company may grant share options to eligible persons, including full-time officers, Executive Directors and full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The purpose of the scheme is to provide incentives or rewards to directors and eligible persons.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date which the offer of share options is accepted to the fifth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the share option.

The maximum number of shares in respect of which share options may be granted under Scheme B is not permitted to exceed 10% of the issued share capital of the Company from time to time. No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for more than 25% of the aggregate number of shares for the time being issued and issuable under Scheme B.

Scheme B was terminated on 28th March, 2002 pursuant to a resolution passed on that date.

Scheme adopted on 28th March, 2002 ("Scheme C")

Following the termination of Scheme B, a new share option scheme was adopted pursuant to a resolution passed on 28th March, 2002 for recognition of the contribution to the development and growth of the Group by the eligible persons. Under Scheme C, the Board of Directors of the Company may grant share options to the following eligible persons (and their wholly owned companies) of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

(i) employees; or

(ii) Non-executive Directors (including Independent Non-executive Directors); or

(iii) suppliers or customers; or

(iv) any person or entity that provides research, development or other technological support; or

(v) shareholders.

Share options granted must be taken up within 21 days of the date of grant, upon payment of HK$1 in cash by way of consideration for the grant thereof. Share options may be exercised at any time from the date of grant to the fifth anniversary thereof. The subscription price is set at the highest of the closing price of the shares on the date of offer of the share option; or the average closing price of shares as stated in the daily quotations sheets issued by the Stock Exchange for the five trading days immediately preceding the date of offer; or the nominal value of shares on the date of offer.

The maximum number of shares in respect of which share options may be granted under Scheme C is not permitted to exceed 30% of the issued share capital of the Company from time to time or 10% of shares in issue as at the adoption date of Scheme C. No person shall be granted an option which exceeds 1% of the shares in issue as at the date of offer in any 12-month period up to the date thereof.

Scheme C expired on 27th March, 2007.

47. Share Options *(continued)*

The following table discloses movements in the Company's share options during the year:

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Directors								
Mr Horst Julius Pudwill	28.6.2002	Scheme C	25,728,000	—	—	25,728,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	400,000	12.170	25.2.2004 - 24.2.2009
Dr Roy Chi Ping Chung JP	28.6.2002	Scheme C	12,864,000	—	—	12,864,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	Scheme C	560,000	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	400,000	—	—	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	1.3.2004	Scheme C	1,000,000	—	—	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	Scheme C	1,000,000	—	—	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	500,000	—	—	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	Scheme C	1,000,000	—	—	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	Scheme C	500,000	—	—	500,000	12.525	1.3.2004 - 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	Scheme C	100,000[1]	—	—	100,000	12.525	1.3.2004 - 28.2.2009
Mr Joel Arthur Schleicher	30.4.2002	Scheme C	100,000	—	100,000	—	3.200	30.4.2002 - 29.4.2007
	17.7.2003	Scheme C	200,000	—	—	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick Langley OBE	17.7.2003	Scheme C	200,000	—	100,000	100,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	Scheme C	100,000	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	Scheme C	100,000	—	—	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			**45,412,000[1]**	**—**	**200,000**	**45,212,000**		

47. Share Options *(continued)*

Share option holders	Date of share options granted	Share option scheme category	Outstanding at beginning of the year	Granted during the year	Exercised during the year	Outstanding at end of the year	Subscription price HK$	Exercise period
Employees	23.7.2001	Scheme B	300,000	—	300,000	—	1.058	23.7.2001 - 22.7.2006
	30.4.2002	Scheme C	1,880,000	—	665,000	1,215,000	3.200	30.4.2002 - 29.4.2007
	5.7.2002	Scheme C	500,000	—	500,000	—	3.350	5.7.2002 - 4.7.2007
	17.7.2003	Scheme C	3,470,000	—	796,000	2,674,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	Scheme C	204,000	—	—	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	Scheme C	6,879,000[1]	—	982,000	5,897,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	Scheme C	200,000	—	—	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	Scheme C	300,000	—	—	300,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	Scheme C	200,000	—	—	200,000	12.000	7.6.2004 - 6.6.2009
	18.8.2004	Scheme C	60,000	—	60,000	—	11.250	18.8.2004 - 17.8.2009
	2.10.2004	Scheme C	1,000,000	—	—	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	Scheme C	250,000	—	—	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	Scheme C	150,000	—	—	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	Scheme C	100,000	—	—	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	Scheme C	200,000	—	—	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	Scheme C	25,000	—	—	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	Scheme C	200,000	—	—	200,000	17.200	10.5.2005 - 9.5.2010
	1.6.2005	Scheme C	20,000	—	—	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	Scheme C	250,000	—	—	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	Scheme C	500,000	—	—	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	Scheme C	—	300,000	—	300,000	18.690	1.1.2006 - 31.12.2010
	1.3.2006	Scheme C	—	3,564,000	—	3,564,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	Scheme C	—	150,000	—	150,000	14.350	10.3.2006 - 9.3.2011
	25.4.2006	Scheme C	—	20,000	—	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	Scheme C	—	200,000	—	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	Scheme C	—	350,000	—	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	Scheme C	—	25,000	—	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	Scheme C	—	75,000	—	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	Scheme C	—	1,500,000	—	1,500,000	11.252	1.11.2006 - 31.10.2011
	3.11.2006	Scheme C	—	100,000	—	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	Scheme C	—	30,000	—	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	Scheme C	—	150,000	—	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	Scheme C	—	20,000	—	20,000	10.560	13.12.2006 - 11.12.2011
Total for employees			16,688,000[1]	6,484,000	3,303,000	19,869,000		
Total for all categories			**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**		
							Percentage to total Company's shares in issue at end of the year	
Total under Scheme B			300,000	—	300,000	—	0.00%	
Total under Scheme C			61,800,000	6,484,000	3,203,000	65,081,000	4.44%	
Total			**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**	**4.44%**	

47. Share Options *(continued)*

The following table discloses details of the Company's share options held by employees (including directors) and movements in such holdings during the year:

Option type	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 31.12.2006
Scheme B	300,000	—	300,000	—	—
Scheme C	61,800,000	6,484,000	3,203,000	—	65,081,000
	62,100,000	6,484,000	3,503,000	—	65,081,000

Option type	Outstanding at 1.1.2005	Granted during the year	Exercised during the year	Lapsed or cancelled during the year	Outstanding at 31.12.2005
Scheme B	600,000	—	300,000	—	300,000
Scheme C	73,455,000	1,545,000	13,116,000	84,000	61,800,000
	74,055,000	1,545,000	13,416,000	84,000	62,100,000

Details of the share options held by the directors included in the above table are as follows:

	Outstanding at 1st January	Granted during the year	Exercised during the year	Reclassification	Outstanding at 31st December
2006	**45,312,000**	**—**	**200,000**	**100,000***	**45,212,000**

	Outstanding at 1st January	Granted during the year	Exercised during the year	Outstanding at 31st December
2005	47,412,000	100,000	2,200,000	45,312,000

The weighted average closing price of the Company's shares immediately before various dates on which the share options were exercised was HK$14.81.

No option lapsed or was cancelled during the year.

* Mr Stephan Horst Pudwill has been appointed as a Group Executive Director of the Company since 22nd May, 2006. The 100,000 share options held by him was classified under the category of "Employees" previously.

47. Share Options *(continued)*

The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Exercise price	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
1.1.2006	18.6900	3 years	35%	4.060%	1.5%
1.3.2006	13.9700	3 years	35%	4.100%	1.5%
10.3.2006	14.3500	3 years	35%	4.225%	1.5%
25.4.2006	13.7000	3 years	35%	4.309%	1.5%
15.6.2006	10.2700	3 years	35%	4.560%	1.5%
17.6.2006	10.5500	3 years	35%	4.572%	1.5%
3.7.2006	10.7000	3 years	35%	4.571%	1.5%
4.10.2006	11.6300	3 years	35%	3.791%	1.5%
1.11.2006	11.2500	3 years	35%	3.692%	1.5%
3.11.2006	11.4800	3 years	35%	3.727%	1.5%
8.11.2006	12.2000	3 years	35%	3.774%	1.5%
4.12.2006	10.9500	3 years	35%	3.548%	1.5%
13.12.2006	10.5600	3 years	35%	3.563%	1.5%

All the share options are fully vested at grant date.

For the purposes of the calculation of fair value, no adjustment has been made in respect of share options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

The weighted average closing price of the Company's shares on various dates of grant was HK$13.00 per option.

Expected volatility was determined by using the historical volatility of the Company's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimated, for the effects of non transferability, exercise restrictions and behavioural considerations.

The Group recognized total expense of HK$7,091,000 for the year ended 31st December, 2006 (2005: HK$6,703,000) in relation to share options granted by the Company.

The fair values of the share options granted in the current year measured as at various dates of grant ranged from HK$2.46 to HK$4.72 (2005: ranged from HK$3.78 to HK$4.71) per option. The weighted average fair value of the share options granted in the current year was HK$3.03 per option.

48. Capital Commitments

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Capital expenditure in respect of the purchase of property, plant and equipment:				
Contracted for but not provided	**516,648**	199,554	**22,446**	59,349
Authorized but not contracted for	**103,443**	68,957	**—**	—

49. Post Balance Sheet Event

On 21st December, 2006, the Group entered into a purchase agreement to acquire the Hoover floor care business from Whirlpool Corporation.

The total consideration for the purchase consists of the payment of US$107 million (HK$832 million) in cash and certain assumed obligations. The transaction, which is subject to regulatory and antitrust clearance and customary closing conditions, was closed as of 31st January, 2007.

Hoover offers a comprehensive line of products for general and special-purpose vacuuming and carpet washing, including full-size uprights and canisters, deep cleaners, and hard-floor cleaners.

50. Related Party Transactions

During the year, the Group entered into the following transactions with related parties:

	2006	2005
	HK$'000	HK$'000
Management fee income	**464**	456
Management fee expenses	**420**	420
Interest income received	**9,911**	7,138
Sales income	**91,308**	402
Equipment charge income	**2,166**	897
Commission income received	**—**	17,287
Royalty income	**46,800**	—

The remuneration of directors and other members of key management during the year was as follows:

	2006	2005
	HK$'000	HK$'000
Short-term benefits	**122,314**	129,998
Post-employment benefits	**2,510**	9,446
Termination benefits	**6,240**	13,175
Share-based payments	**5,976**	4,653
	137,040	157,272

Details of the balances with related parties are set out in the consolidated balance sheet, balance sheet and Note 22.

Notes to the Consolidated Financial Statements

51. Particulars of Principal Subsidiaries

Particulars of the principal subsidiaries of the Company as at 31st December, 2006 are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
A&M Electric Tools GmbH	Germany	€20,451,675	—	100	Trading and manufacture of power equipment products
Digiwireless Limited	Hong Kong	HK$2	100	—	Investment holding
DreBo Werkzeugfabrik GmbH	Germany	€1,000,000	—	100	Trading and manufacture of power equipment products
Homelite Asia (Dongguan) Company Limited	PRC	US$17,700,000	—	100	Manufacture of outdoor power equipment products
Homelite Asia Ltd.	British Virgin Islands ("BVI")	US$1	—	100	Investment holding
Homelite Consumer Products, Inc.	USA	US$10	—	100	Trading of outdoor power equipment products
Homelite Far East Company Limited	Hong Kong	HK$2	100	—	Trading of outdoor power equipment products
Homelite Technologies Ltd.	Bermuda	US$12,000	100	—	Investment holding
MacEwen Property Co. Inc.	USA	US$100	100	—	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	—	Trading of household electronic and electrical products
Milwaukee Electric Tool Corporation	USA	US$50,000,000	—	100	Trading and manufacture of power equipment products
One World Technologies, Inc.	USA	US$10	—	100	Investment holding
OWT France SAS	France	€1,750,000	—	100	Investment holding
OWT Industries, Inc.	USA	US$10	—	100	Manufacture of electric components and power equipment products
Royal Appliance International GmbH	Germany	€2,050,000	100	—	Trading of household electronic and electrical products
Royal Appliance Mfg. Co.	USA	US$1	—	100	Trading and manufacture of floor care products

51. Particulars of Principal Subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Ryobi Technologies Canada Inc.	Canada	C$600,000	—	100	Trading of electric power equipment products
Ryobi Technologies GmbH	Germany	€500,000	100	—	Trading of electric power equipment products
Ryobi Technologies S.A.S.	France	€14,919,832	—	100	Trading of electric power equipment products
Ryobi Technologies (UK) Limited	United Kingdom	£4,000,000	—	100	Trading of electric power equipment products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Manufacture of metallic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	—	Manufacture of electronic products
Techpower Engineering Company Limited	Hong Kong	HK$2	100	—	Manufacture of components
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	—	100	Trading and manufacture of floor care products
Techtronic Appliances International Ltd.	BVI	US$1	—	100	Investment holding
Techtronic Industries Australia Pty. Ltd.	Australia	A$5,500,000	100	—	Trading of electric power equipment products
Techtronic Industries (Dongguan) Co. Ltd.	PRC	US$12,500,000	—	100	Manufacture of power equipment products
Techtronic Industries N.Z. Ltd.	New Zealand	NZ$1,165,500	100	—	Trading of electric power equipment products
Techtronic Industries North America, Inc.	USA	US$10	98.4	1.6	Investment holding
Techtronic Industries (Taiwan) Co. Ltd.	Taiwan	NT$5,000,000	100	—	Provision of inspection services
TTI Investments (Dongguan) Company Limited	Hong Kong	HK$2	100	—	Investment holding
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care products
Vax Limited	United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care products

51. Particulars of Principal Subsidiaries *(continued)*

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year, or at any time during the year.

52. Particulars of Associates

Particulars of the associates as at 31st December, 2006 are as follows:

Name of associate	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Principal activities
Gimelli International (Holdings) Limited	The Cayman Islands	US$6,250	40.8	Investment holding
Precision Technology Industries Limited	Bermuda	US$12,000,000	25	Manufacture of power equipment products

53. US Dollar Equivalents

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.80 to US$1.00.

54. Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation of the financial statements.

Financial Summary

Results

	Year ended 31st December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Turnover	9,492,938	13,182,808	16,304,140	22,358,387	**21,822,597**
Profit before share of results of associates and taxation	495,780	769,228	1,076,344	1,223,344	**1,263,981**
Share of results of associates	121	(987)	(845)	(6,463)	**(895)**
Profit before taxation	495,901	768,241	1,075,499	1,216,881	**1,263,086**
Taxation	(70,246)	(66,811)	(108,829)	(157,714)	**(184,017)**
Profit for the year	425,655	701,430	966,670	1,059,167	**1,079,069**
Attributable to:					
Equity holders of the parent	413,414	673,973	926,356	1,018,984	**1,071,864**
Minority interests	12,241	27,457	40,314	40,183	**7,205**
Profit for the year	425,655	701,430	966,670	1,059,167	**1,079,069**
Basic earnings per share	33.24 cents	51.56 cents	69.28 cents	73.53 cents	**73.18 cents**

Assets and Liabilities

	At 31st December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	6,423,105	9,646,268	13,903,324	20,374,741	**21,320,301**
Total liabilities	4,576,251	7,087,010	10,367,476	14,141,732	**14,242,326**
	1,846,854	2,559,258	3,535,848	6,233,009	**7,077,975**
Equity attributable to equity holders of the parent	1,827,937	2,512,884	3,453,816	6,112,339	**6,996,530**
Minority interests	18,917	46,374	82,032	120,670	**81,445**
	1,846,854	2,559,258	3,535,848	6,233,009	**7,077,975**

Corporate Information

Board of Directors

Group Executive Directors
Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Dr Roy Chi Ping Chung JP
Vice Chairman

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan
Mr Stephan Horst Pudwill

Non-executive Director
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley OBE
Mr Manfred Kuhlmann

Financial Calendar 2007

18th April:	Announcement of 2006 annual results
23rd May:	Last day to register for 2006 final dividend
25th - 29th May:	Book closure period
29th May:	Annual General Meeting
5th July:	Final dividend payment
30th June:	Six months interim period end
31st December:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com

Earning results, annual/interim reports are available online.

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (stock code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (symbol: TTNDY)

Share Registrar and Transfer Office

Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong
Tel: (852) 2980 1888

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Hang Seng Bank Ltd.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Qualified Accountant

Mr Frank Chi Chung Chan

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks used are intellectual property of their respective owners and are protected under trademark law.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools.

Sears®, Craftsman® and Kenmore® brands are registered trademarks of Sears Brands, LLC.

RYOBI®

ONE BATTERY

POWERS OVER





ONE+TOOLS

RYOBI

ONE+


5
6
7
8
12
13
14
19
20
25
26
27
28
29
RYOBI
AEG
18v
NOMAD
40cc

15 Dirt Devil® Reaction™ D2 Dual-Cyclonic Technology™ Upright Vacuum

16 2 Channel Rechargeable Baby Monitor

17 18v One+™ System CornerCat™ Finish Sander – Ryobi® branded

18 18v One+™ System 5-1/2" Circular Saw with Laser – Ryobi® branded

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www.ttigroup.com



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

RECEIVED
2007 MAY 17 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form of Proxy

Form of proxy for use at the Annual General Meeting of the Company on 29th May 2007 and at any adjournment thereof

I/We[1] ____

of ____,

being the registered holder(s) of[2] ______________________________ shares of HK$0.10 each in the capital of **Techtronic Industries Company Limited** (the "Company"), HEREBY APPOINT[3] the Chairman of the meeting or[3] ______________________________ of

____,

as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong, on 29th May 2007 at 9:30 a.m., for the purpose of considering and, if thought fit, passing, with or without amendments, the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us in my/our name(s) in respect of the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	Ordinary Resolutions	For [4]	Against [4]
1.	To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2006.		
2.	To declare a final dividend of HK12.60 cents per share for the year ended 31st December 2006.		
3.	(a) To re-elect Dr. Roy Chi Ping Chung JP as Group Executive Director.		
	(b) To re-elect Mr. Christopher Patrick Langley OBE as Independent Non-executive Director.		
	(c) To re-elect Mr. Manfred Kuhlmann as Independent Non-executive Director.		
	(d) To re-elect Mr. Stephan Horst Pudwill as Group Executive Director.		
	(e) To authorise the Board of Directors of the Company to fix the Directors' remuneration for the year ending 31st December 2007.		
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorise the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding, (i) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution; and (ii) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution (less any shares allotted and issued pursuant to (i) above).*		
6.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution.*		
7.	Conditional on the passing of Resolution Nos. 5 and 6, to grant a general mandate to the Directors to add the shares repurchased pursuant to Resolution No. 6 to the amount of issued share capital of the Company which may be allotted pursuant to Resolution No. 5.*		
8.	To approve and adopt the 2007 Share Option Scheme.*		
	Special Resolution	**For [4]**	**Against [4]**
9.	To amend the Articles of Association of the Company.*		

* *The full text of the resolutions is set out in the notice of the Annual General Meeting which is included in the circular of the Company despatched to the members of the Company on 4th May 2007.*

Date: ______________________ Signature[5]: ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares in which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. You are requested to lodge this form of proxy, together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof).
7. In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and return of the form of proxy will not preclude you from attending and voting at the said meeting if you so wish.



創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

代表委任表格

本公司訂於二零零七年五月二十九日舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等(附註1) ____________________

地址為 ____________________

為創科實業有限公司(「本公司」)股本中每股面值0.10港元股份(附註2) ____________________ 股之登記持有人，

茲委任(附註3)大會主席或(附註3) ____________________

地址為 ____________________，

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零七年五月二十九日上午九時三十分假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行之股東週年大會或其任何續會，藉以考慮並酌情通過(不論有否修訂)召開上述大會通告內所載之決議案，並於該大會或其任何續會上代表本人／吾等以本人／吾等之名義按以下指示對上述決議案進行投票；如無作出指示，則由本人／吾等之代表自行酌情投票。

	普通決議案	贊成(4)	反對(4)
1.	省覽截至二零零六年十二月三十一日止年度之賬目與董事會及核數師報告書。		
2.	宣派截至二零零六年十二月三十一日止年度之末期股息每股12.60港仙。		
3.	(a) 重選鍾志平博士太平紳士為集團執行董事。		
	(b) 重選Christopher Patrick Langley先生OBE為獨立非執行董事。		
	(c) 重選Manfred Kuhlmann先生為獨立非執行董事。		
	(d) 重選Stephan Horst Pudwill先生為集團執行董事。		
	(e) 授權本公司董事會釐訂截至二零零七年十二月三十一日止年度董事酬金。		
4.	續聘德勤•關黃陳方會計師行為本公司之核數師並授權董事會釐訂其酬金。		
5.	授予董事一般授權以配發、發行及處理額外股份，(i)倘屬配發及發行股份以換取現金，其數額以不超過決議案通過日期本公司已發行股本面值總額之10%為限；及(ii)倘屬配發及發行股份以換取現金以外之代價，其數額以不超過決議案通過日期本公司已發行股本面值總額(減去依據上文(i)項配發及發行之任何股份)之20%為限。*		
6.	授予董事一般授權以購回不超過決議案通過日期本公司已發行股本面值總額10%之股份。*		
7.	待第5項及第6項決議案獲通過後，授予董事一般授權將根據第6項決議案所購回股份加入根據第5項決議案可能配發之本公司已發行股本數額內。*		
8.	批准並採納二零零七年優先認股權計劃。*		
	特別決議案	贊成(4)	反對(4)
9.	修訂本公司之組織章程細則。*		

* *決議案全文載入本公司於二零零七年五月四日寄發予本公司股東之通函內之股東週年大會通告。*

日期：____________________　　　　簽署(附註5)：____________________

附註：

1. 用正楷填上全名及地址。
2. 請填上本代表委任表格所代表以　閣下名義登記之股份數目。倘無填上股數，則本代表委任表格將視為代表所有以　閣下名義登記之本公司股份。
3. 如擬委任大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄填上所擬委任代表之姓名及地址。本代表委任表格之每項更改，均需由簽署人簡簽示可。
4. 重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內加上「√」號。　閣下如欲投票反對決議案，請在「反對」欄內加上「√」號。如無在欄內加上任何「√」號，則　閣下之受委代表有權自行酌情投票。對召開大會通告所載以外但正式提呈大會之任何決議案，　閣下之受委代表亦有權自行酌情投票。
5. 本代表委任表格必須由　閣下或　閣下以書面正式授權之代理人簽署；如股東為法人團體，則必須加蓋公司印鑑或由公司負責人或獲正式授權之代理人簽署。
6. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。
7. 如屬任何股份之聯名持有人，任何一名該等人士均可於會上親身或由受委代表就該等股份投票，猶如彼為唯一有權投票者；如有一名以上之聯名持有人親身或由受委代表出席大會，則上述出席大會人士當中只有在股東名冊內就該等股份排名於首位者，方有權就該等股份投票。
8. 受委代表毋須為本公司股東，惟必須親身代表　閣下出席大會。填妥及交回本代表委任表格後，　閣下仍可依願親身出席上述大會，並於會上投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Techtronic Industries Company Limited (the "Company"), you should at once hand this circular with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


TTi

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

PROPOSALS INVOLVING RE-ELECTION OF DIRECTORS, GRANT OF GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES, ADOPTION OF THE 2007 SHARE OPTION SCHEME, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

RECEIVED
2007 MAY 17 A 9:33

The notice convening the annual general meeting of the Company (the "Annual General Meeting") to be held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 29th May 2007 at 9:30 a.m, at which, among other things, the above proposals will be considered is set out on pages 26 to 31 of this circular.

Whether or not you propose to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return the same to the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting if you so wish.

4th May 2007

CONTENTS

Definitions 1

Letter from the Board

Introduction 4

Final dividend and book closure 5

Re-election of Directors 5

General mandate to issue new Shares and repurchase Shares 5

General mandate to repurchase Shares 6

Adoption of the 2007 Share Option Scheme 6

Amendments to the Articles of Association 8

Annual General Meeting 8

Procedure for demanding a poll 9

Recommendation 9

Documents available for inspection 9

Appendix I — Explanatory statement 10

Appendix II — Details of Directors proposed to be re-elected 13

Appendix III — Summary of the 2007 Share Option Scheme 17

Appendix IV — Notice of Annual General Meeting 26

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"2007 Share Option Scheme"	the share option scheme proposed to be adopted at the Annual General Meeting, principal terms and the rules of which are set out in Appendix III to this circular
"Annual General Meeting"	the annual general meeting of the Company to be held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 29th May 2007 at 9:30 a.m.
"Articles of Association"	the articles of association of the Company
"associates"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"business day"	a day (excluding Saturday) on which banks are open for general banking business in Hong Kong
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Techtronic Industries Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange
"connected persons"	has the meaning ascribed to it in the Listing Rules
"Convertible Bonds"	the zero coupon convertible bonds due 2009 in the aggregate principal amount of US$140.00 million (approximately HK$1,092.00 million) issued by the Company
"Directors"	the directors of the Company
"Employee"	any employee or proposed employee (whether full time or part time) of any member of the Group or any Invested Entity, including any executive director of any member of the Group or any Invested Entity
"Expired Share Option Schemes"	all share option schemes (including, but not limited to, Scheme B and Scheme C) previously adopted by the Company, and which have been terminated or expired before the Latest Practicable Date
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds an equity interest
"Latest Practicable Date"	30th April 2007, being the latest practicable date prior to the printing of this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time
"Notice"	the notice of Annual General Meeting set out on pages 26 to 31 of this circular
"Participant"	(i) any eligible person, being: (a) an Employee; (b) a non-executive director and any independent non-executive director or officer of any member of the Group and of any controlling shareholder; (c) a Secondee; (d) a shareholder of any member of the Group or Invested Entity or controlling shareholder or any holder of any securities issued by any member of the Group or any Invested Entity or by any controlling shareholder who, in the opinion of the Directors, has contributed to the development of the business of any member of the Group or controlling shareholder; (e) business partner, agent, consultant or representative of any member of the Group or of any controlling shareholder; (f) supplier of goods or services to any member of the Group or to any controlling shareholder or any director or employee of any such supplier; (g) customer of any member of the Group or of any controlling shareholder or any director or employee of any such customer; (h) person or entity that provides research, development or other technological support or any advisory, consultancy or professional services to any member of the Group or to any controlling shareholder or any director or employee of any such entity; and (ii) a trust for the benefit of any eligible person mentioned above or his immediate family members and/or a company controlled by such person and/or by his immediate family members
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 6 as set out in the Notice
"Scheme B"	the share option scheme adopted by the Shareholders on 25th May 2001 and terminated on 28th March 2002 by the Company

"Scheme C"	the share option scheme adopted by the Shareholders on 28th March 2002, which expired on 27th March 2007
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Share Options"	the share options granted under the relevant share option schemes adopted by the Company, entitling holders thereof to subscribe for new Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Code on Takeovers and Mergers and Share Repurchases published by the Securities and Futures Commission
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

Group Executive Directors:
Mr. Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Dr. Roy Chi Ping Chung JP
(Vice Chairman)
Mr. Patrick Kin Wah Chan
Mr. Frank Chi Chung Chan
Mr. Stephan Horst Pudwill

Non-executive Director:
Mr. Vincent Ting Kau Cheung

Independent Non executive Directors:
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley OBE
Mr. Manfred Kuhlmann

Registered Office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

4th May 2007

To the Shareholders and

for information only, to the holders of the Share Options and Convertible Bonds

Dear Sir or Madam,

PROPOSALS INVOLVING
RE-ELECTION OF DIRECTORS,
GRANT OF GENERAL MANDATES
TO ISSUE NEW SHARES
AND
TO REPURCHASE SHARES,
ADOPTION OF THE 2007 SHARE OPTION SCHEME,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals involving the re-election of Directors, the grant of general mandates to issue new Shares and repurchase the Shares, the adoption of the 2007 Share Option Scheme and the amendments to the Articles of Association.

FINAL DIVIDEND AND BOOK CLOSURE (RESOLUTION NO. 2 OF THE NOTICE)

The Board has recommended a final divided for the year ended 31st December 2006 of HK12.60 cents per Share and if such dividend is approved by the Shareholders at the Annual General Meeting, it is expected to be paid on or about 5th July 2007 to those Shareholders whose names appear on the register of Shareholders on 29th May 2007.

The register of members of the Company will be closed from 25th May 2007 to 29th May 2007, both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 23rd May 2007.

RE-ELECTION OF DIRECTORS (RESOLUTION NO. 3 OF THE NOTICE)

As at the Latest Practicable Date, the Board comprised five Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann.

Pursuant to article 103 of the Articles of Association, Dr. Roy Chi Ping Chung JP, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann and pursuant to article 94 of the Articles of Association, Mr. Stephan Horst Pudwill shall retire from office at the Annual General Meeting and they being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

GENERAL MANDATE TO ISSUE NEW SHARES AND REPURCHASE SHARES (RESOLUTIONS NOS. 5 AND 7 OF THE NOTICE)

At the annual general meeting of the Company held on 22nd May 2006, general mandates were granted by the Company to the Directors to exercise the powers of the Company to issue new Shares and repurchase Shares. Such mandates will lapse at the conclusion of the Annual General Meeting. The Directors, therefore, propose to seek your approval of two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding, (i) in the case of an allotment and issue of Shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution; and (ii) in the case of an allotment and issue of Shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution (less any Shares allotted and issued for cash) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of passing the Repurchase Resolution.

The Directors have no present intention to issue new Shares or repurchase Shares pursuant to the mandates proposed to be granted to them at the Annual General Meeting.

GENERAL MANDATE TO REPURCHASE SHARES (RESOLUTION NO. 6 OF THE NOTICE)

At the annual general meeting of the Company held on 22nd May 2006, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. The Directors, therefore, propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Resolution is set out in Appendix I to this circular.

ADOPTION OF THE 2007 SHARE OPTION SCHEME (RESOLUTION NO. 8 OF THE NOTICE)

Scheme B was adopted on 25th May 2001, which was terminated on 28th March 2002 upon the adoption of Scheme C, which itself expired on 27th March 2007. The Directors confirmed that no further Share Options have been offered or granted under the Expired Share Option Schemes since the dates of their respective termination or expiration, however, the provisions of the Expired Share Option Schemes shall remain in full force and effect in other respects.

In view of the expiration of Scheme C and in order to enable the Group to grant Share Options to selected participants as incentives or rewards for their contributions to the Group, the Directors propose to recommend to Shareholders at the Annual General Meeting to approve the adoption of the 2007 Share Option Scheme. As at the Latest Practicable Date, the Company has no unexpired share option scheme other than the Expired Share Option Schemes.

It is proposed that, subject to the approval of the Shareholders for the adoption of the 2007 Share Option Scheme at the Annual General Meeting, and subject to the approval of the Stock Exchange, the 2007 Share Option Scheme will take effect on the date of its adoption at the Annual General Meeting Operation of the 2007 Share Option Scheme will commence after all conditions precedent have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Employees of appropriate qualifications and with the necessary experience to work for the Group, it is important that the Group should continue to provide such Employees with an additional incentive by offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long term success of the business of the Group.

The Directors further consider that in order to enable the Group to motivate Participants (other than the Employees) to optimise their performance and efficiency for the benefit of the Group and to attract and retain or otherwise maintain on-going business relationships with such Participants whose contributions are or will be beneficial to the long term growth of the Group, it is important that the Group should be permitted to provide them, where appropriate, with an additional incentive by also offering them an opportunity to obtain an ownership interest in the Company and to reward them for contributing to the long term success of the business of the Group. By offering the Share Options to the Participants (other than the Employees) upon such terms as may be permitted under the 2007 Share Option Scheme, such Participants may exercise their Share Options at any time within the option period (where applicable, subject to any terms of the grant of such Share Options) to acquire a monetary gain or ownership interest in the Company which may in turn provide a further incentive to them for advancing their performance.

It is therefore proposed that the 2007 Share Option Scheme for the benefit of the Participants be adopted at the Annual General Meeting. A summary of the principal terms of the 2007 Share Option Scheme is set out in Appendix III to this circular.

As at the Latest Practicable Date, there were 1,466,458,652 Shares in issue. The particulars of the Share Options granted under the Expired Share Option Schemes are set out below:

Number of Share Options originally granted	Percentage of the Share Options originally granted in the issued share capital as at the Latest Practicable Date	Number of Share Options exercised	Percentage of the Share Options exercised in the issued share capital as at the Latest Practicable Date	Number of Share Options lapsed	Percentage of the Share Options lapsed in the issued share capital as at the Latest Practicable Date	Number of Share Options outstanding as at the Latest Practicable Date	Percentage of the Share Options outstanding in the issued share capital as at the Latest Practicable Date
126,353,000	8.62%	52,325,000	3.57%	2,809,000	0.19%	71,219,000	4.86%

Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the 2007 Share Option Scheme, the number of Shares that may be issued pursuant to the 2007 Share Option Scheme will be 146,645,865 Shares, being approximately 10% of the Company's issued share capital as at the Latest Practicable Date.

In respect of the operation of the 2007 Share Option Scheme, the Company will comply with all relevant requirements under Chapter 17 of the Listing Rules.

The Company has not appointed any parties as trustees of the 2007 Share Option Scheme.

Value of Options

The Directors consider that it is not appropriate to state the value of all Share Options that can be granted under the 2007 Share Option Scheme, as if they had been granted on the Latest Practicable Date, as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include the subscription price, option period, lock up period (if any), performance targets set (if any) and other relevant variables. The Directors believe that any calculation of the value of the Share Options as at the Latest Practicable Date would be based on a great number of speculative assumptions and would therefore not be meaningful and could be misleading to the Shareholders.

Conditions of the Adoption of the 2007 Share Option Scheme

The adoption of the 2007 Share Option Scheme is subject to the following conditions:

(i) the Shareholders passing an ordinary resolution to approve the 2007 Share Option Scheme at the Annual General Meeting; and

(ii) the Stock Exchange granting approval for the 2007 Share Option Scheme and the subsequent granting of options thereunder, the listing of and permission to deal in the Shares in the Company to be issued and allotted pursuant to the exercise of the Share Options in accordance with the terms and conditions of the 2007 Share Option Scheme.

Application will be made to the Stock Exchange for obtaining the approval abovementioned.

Responsibility Statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION (RESOLUTION 9 OF THE NOTICE)

In view of the implementation of the total abolition of the requirement for issuers on the Main Board of the Stock Exchange to publish announcements in newspapers for the purpose of the Listing Rules which, preceding by a transitional period starting from 25th June 2007, will become fully effective on 25th June 2008 and that the Company currently maintains its own website (being www.ttigroup.com) for the purpose of disseminating corporate information (including without limitation, announcements, circulars, financial information and other corporate governance information), the Directors propose to make certain amendments to the Articles of Association by way of a special resolution to provide the Company with greater flexibility in disseminating corporate information, while ensuring the dissemination method will comply with all relevant requirements of the Listing Rules, the Companies Ordinance and other applicable laws.

Accordingly, a special resolution will be proposed at the Annual General Meeting to amend the existing Articles of Association. The proposed amendments are set out as resolution no. 9 in Appendix IV to this circular.

ANNUAL GENERAL MEETING

Notice has been set out on pages 26 to 31 of this circular.

There is enclosed a form of proxy for use at the Annual General Meeting. A member entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote instead of him. Whether or not you intend to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting if you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member of members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting;

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(v) by the chairman of the meeting of any director in circumstances where voting by poll is required by the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require.

RECOMMENDATION

The Board considers that the proposals mentioned above, including the proposals for the re-election of Directors, the grant of general mandates to issue new Shares and repurchase the Shares, the adoption of the 2007 Share Option Scheme and the amendments to the Articles of Association, are in the interest of the Company and the Shareholders as a whole. Accordingly, the Board recommends that the Shareholders to vote in favour of the resolutions to be proposed at the Annual General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the memorandum and Articles of Association of the Company and a draft of the 2007 Share Option Scheme will be available for inspection during normal business hours on any week days (except public holidays) at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong up to and including 29th May 2007 and will also be available for inspection at the Annual General Meeting.

Yours faithfully,
For and on behalf of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

This appendix serves as an explanatory statement, as required under Rule 10.06(b) of the Listing Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution. This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

(1) REPURCHASE PROPOSAL

Resolution no. 6 to be proposed at the Annual General Meeting relates to the granting of a general mandate to the Directors to repurchase Shares representing up to a maximum of 10% of the issued share capital of the Company as at the date of the passing of the Repurchase Resolution.

The Shares that may be purchased by the Company pursuant to the Repurchase Resolution have to be fully paid up Shares. As at the Latest Practicable Date, the number of Shares in issue was 1,466,458,652. Subject to the passing of the Repurchase Resolution and on the assumption that no additional Shares will be issued and/or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed under the mandate to repurchase a maximum of 146,645,865, representing approximately 10% of the issued share capital of the Company.

The Directors believe that the Repurchase Resolution is in the interest of the Company and its Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase Shares can be beneficial to those Shareholders who retain their investment in the Company since their possible percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

(2) FUNDING OF REPURCHASES

Repurchases of Shares would be financed entirely from the Company's available cashflow or working capital facilities. Any repurchases of Shares will be made out of funds of the Company legally available for such purpose in accordance with its memorandum and Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts for the year ended 31st December 2006 in the event that the Repurchase Resolution was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Resolution to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(3) UNDERTAKING OF DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

(4) DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Resolution in the event that the Repurchase Resolution is approved by the Shareholders.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, nor that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Resolution is approved by the Shareholders.

(5) EFFECT OF TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Resolution, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Mr. Horst Julius Pudwill together with his spouse and his controlled corporations were beneficially interested in 301,029,294 Shares (excluding Share Options) representing approximately 20.53% of the issued share capital of the Company and Dr. Roy Chi Ping Chung JP together with his spouse were beneficially interested in 113,677,948 Shares (excluding Share Options and excluding the 37,075,030 Shares held by Cordless Industries Company Limited, which is a company beneficially owned by Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP and which Shares, were included in the shareholdings of Mr. Horst Julius Pudwill's controlled corporations as aforesaid) representing approximately 7.75% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Resolution, the shareholdings of Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP, together with their respective spouse and controlled corporations, in the Company would be increased to approximately 22.81% and 8.61% of the issued share capital of the Company respectively, which would constitute an aggregate shareholding of approximately 31.42% of the issued share capital of the Company. In the opinion of the Directors, an increase in such an aggregate shareholding shall give rise to an obligation on the part of both of Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP, whom shall be considered as parties acting in concert pursuant to the Takeovers Code, to make a mandatory offer in accordance with rule 26 of the Takeovers Code. The Directors have, at present, no intention to exercise the power to repurchase Shares to such extent which would result in Mr. Horst Julius Pudwill and Dr. Roy Chi Ping Chung JP and parties acting in concert with them becoming obliged to make a mandatory offer pursuant to rule 26 of the Takeovers Code. Furthermore, the Company may not repurchase Shares which would result in the amount of Shares held by the public being reduced to less than 25%.

(6) MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months are as follows:

	Prices of Shares	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	14.40	14.20
May	14.00	13.75
June	11.35	10.80
July	11.80	10.20
August	11.50	9.00
September	12.18	10.42
October	11.86	10.84
November	12.60	10.02
December	10.80	9.80
2007		
January	12.24	10.04
February	12.40	10.64
March	10.98	9.01
April	11.38	9.00

(7) PURCHASES OF SHARES MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months prior to the date of this circular, whether on the Stock Exchange or otherwise.

The Directors have no present intention to exercise the power to purchase the Shares under the Repurchase Resolution in the event that the Repurchase Resolution is approved by the Shareholders to such extent as to result in the amount of Shares held by the public being reduced to less than 25%.

Details of Directors proposed to be re-elected at the Annual General Meeting are as follows:

Dr. Roy Chi Ping Chung JP — Vice Chairman, Group Executive Director

Dr. Roy Chi Ping Chung JP, aged 54, a co-founder of the Company, previously the Group Managing Director since 1985, has been appointed as the Vice Chairman of the Company with effect from 18th April 2007. Dr. Chung will continue in his capacity as a Group Executive Director and is responsible for the corporate and business management of the Group. He holds a Master of Science Degree in Engineering Business Management from the University of Warwick, United Kingdom.

Possessing nearly 30 years of solid experience in the electrical appliances and electronics industries, Dr. Chung holds a strong interest in these business sectors and actively participates in nurturing the growth of these industries and developing the next generation of industry leaders. Dr. Chung was awarded an Honorary Doctorate Degree by the University of Newcastle in New South Wales, Australia in 2006. He was also appointed as Justice of Peace by the Hong Kong SAR Government effective on 1st July 2005 and won the Hong Kong Young Industrialists Award in 1997. Dr. Chung is an active member of many Government commissions. He is currently a non-official member of the Committee on Economic Development and Economic Cooperation with the Mainland — Commission on Strategic Development and a member of the Home Affairs Bureau — Sports Commission. He also serves as the Vice Chairman of the Federation of Hong Kong Industries and the Chairman of Electronics/Electrical Appliances Industry Advisory Committee of the Hong Kong Trade Development Council. He is also the Deputy Council Chairman of Hong Kong Polytechnic University (2002–2007) and Council Member of Vocational Training Council. Dr. Chung is also an independent non-executive director of Kin Yat Holdings Limited and Daka Designs Limited. Save as disclosed herein, Dr. Chung had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Dr. Chung had personal interests of 113,541,948 Shares, family interests of 136,000 Shares, corporate interests of 37,075,030 Shares owned via Cordless Industries Company Limited (a company which Dr. Chung is a shareholder holding 30% of the issued share capital), and had personal interests in Share Options to subscribe for 13,824,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Other than these Shares and Share Options, Dr. Chung does not have any other interest (within the meaning of Part XV of the SFO) in the Shares of the Company. Save as disclosed herein, Dr. Chung does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Dr. Chung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's remuneration payable to Dr. Chung as an executive Director of the Company will be fixed by the Board after recommendation by the Remuneration Committee of the Board with reference to his experience and the Company's performance. For the year ended 31st December 2006, Dr. Chung received director's emoluments in the amount of approximately HK$8,453,000.

Save for the information disclosed above, the Board and Dr. Chung have indicated that there is no other information to be disclosed pursuant to any of the requirements under rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Mr. Christopher Patrick Langley OBE — Independent Non-executive Director

Mr. Christopher Patrick Langley OBE, aged 62, was appointed as an independent non-executive Director in May 2001. Mr. Langley does not hold any position in other members of the Group. He was formerly an Executive Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Langley is also an independent non-executive director of Dickson Concepts (International) Limited and Winsor Properties Holdings Limited and a non-executive director of Lei Shing Hong Limited, and was an independent non-executive director of The Wharf (Holdings) Limited (retired in May 2005), all of which are companies listed on the Stock Exchange. Mr. Langley was also a non-executive director of Wing Tai Holdings Limited, which is listed on the Singapore Stock Exchange, until he retired in October 2006. Save as disclosed herein, Mr. Langley had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Langley had personal interests of 500,000 Shares and had personal interests in Share Options to subscribe for 200,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Other than these Shares and Share Options, Mr. Langley does not have any other interest (within the meaning of Part XV of the SFO) in the Shares of the Company. Mr. Langley does not have any relationship with any other director's, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Langley. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's remuneration payable to Mr. Langley, which includes basic director's fee, committee membership fee and Board or committee meeting attendance fee, will be fixed by the Board after recommendation by the Remuneration Committee of the Board with reference to his experience and the prevailing market conditions in respect of directors' fee for independent non-executive directors. For the year ended 31st December 2006, Mr. Langley received a director's remuneration in the amount of approximately HK$592,000.

Save for the information disclosed above, the Board and Mr. Langley have indicated that there is no other information to be disclosed pursuant to any of the requirements under rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Mr. Manfred Kuhlmann — Independent Non-executive Director

Mr. Manfred Kuhlmann, aged 62, was appointed as an independent non-executive Director in September 2004 and does not hold any position in other members of the Group. Mr. Kuhlmann was a General Manager of Dresdner Bank AG Hong Kong Branch during the period from 1994 to 1998 and was a General Manager of Dresdner Bank AG Dubai before his retirement in August 2004. Mr. Kuhlmann was a graduate of Banking Academy, Hamburg and has extensive experience in the finance and banking industry. Recently, he joined a European based private equity/alternative investment firm as a partner. Save as disclosed herein, Mr. Kuhlmann had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Kuhlmann had personal interests in Share Options to subscribe for 100,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Other than these Share Options, Mr. Kuhlmann does not have any other interest (within the meaning of Part XV of the SFO) in the Shares of the Company. Mr. Kuhlmann does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Kuhlmann. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's remuneration payable to Mr. Kuhlmann, which includes basic director's fee, committee membership fee and Board or committee meeting attendance fee, will be fixed by the Board after recommendation by the Remuneration Committee of the Board with reference to his experience and the prevailing market conditions in respect of directors' fee for independent non-executive directors. For the year ended 31st December 2006, Mr. Kuhlmann received a director's remuneration in the amount of approximately HK$592,000.

Save for the information disclosed above, the Board and Mr. Kuhlmann have indicated that there is no other information to be disclosed pursuant to any of the requirements under rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Mr. Stephan Horst Pudwill — Group Executive Director

Mr. Stephan Horst Pudwill, aged 30, joined the Group in 2004 and was appointed as an Executive Director in May 2006. He is mainly responsible for managing, improving and monitoring internal operations and identifying synergistic opportunities within the Group. Mr. Pudwill presently serves on the board of directors for A&M Electric Tools GmbH, headquartered in Germany and which is part of the Group.

Mr. Pudwill holds a Bachelor of Arts degree from the University of British Columbia. Prior to joining the Group, Mr. Pudwill held managerial positions at Daimler Chrysler AG where he was charged with product marketing and strategic planning for the Mercedes-Benz car group. Save as disclosed herein, Mr. Pudwill had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Pudwill had personal interests of 4,054,500 Shares and had personal interests in Share Options to subscribe for 100,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Other than these Shares and Share Options, Mr. Pudwill does not have any other interest (within the meaning of Part XV of the SFO) in the Shares of the Company.

Mr. Pudwill is a son of Mr. Horst Julius Pudwill, the Chairman and the Chief Executive Officer of the Company. Save as disclosed herein, Mr. Pudwill does not have any other relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Pudwill. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's remuneration payable to Mr. Pudwill as an executive Director of the Company will be fixed by the Board after recommendation by the Remuneration Committee of the Board with reference to his experience and the Company's performance. For the year ended 31st December 2006, Mr. Pudwill received a director's emoluments in the amount of approximately HK$1,707,000.

Save for the information disclosed above, the Board and Mr. Pudwill have indicated that there is no other information to be disclosed pursuant to any of the requirements under rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

This Appendix sets out further information of the 2007 Share Option Scheme and also summarise the rules of the 2007 Share Option Scheme but does not form part of nor is it intended to be, part of the 2007 Share Option Scheme nor should it be taken as affecting the interpretation of the rules of the 2007 Share Option Scheme. The Directors reserve the right at any time prior to the Annual General Meeting to make such amendments to the 2007 Share Option Scheme as they may consider necessary or appropriate provided that such amendments do not conflict in any material respect with the summary in this Appendix.

2007 SHARE OPTION SCHEME — SUMMARY OF TERMS

The following is a summary of principal terms of the 2007 Share Option Scheme proposed to be approved by a resolution of the Shareholders at the Annual General Meeting, notice of which is set out on pages 26 to 31 of this circular. The terms of the 2007 Share Option Scheme are in accordance with the provisions of Chapter 17 of the Listing Rules, where applicable.

Definitions:

"Adoption Date" — the date on which the 2007 Share Option Scheme was conditionally approved by the Shareholders;

"Grantee" — any Participant who accepts an offer in accordance with the terms of the 2007 Share Option Scheme, or (where the context so permits) the personal representatives of such Participant;

"Invested Entity" — an entity in which the Group holds any equity interest;

"Option Agreement" — the offer and acceptance letter between the Company and the Grantee evidencing the terms and conditions of a Share Option;

"Option Period" — the period during which a Share Option is expressed to be exercisable; and

"Vesting" — an Option becoming exercisable and "Vest" and "Vested" shall be construed accordingly.

(a) Purpose of the 2007 Share Option Scheme

The purpose of the 2007 Share Option Scheme is to enable the Company to grant Share Options to selected participants as incentives or rewards for their contributions to the Group or any Invested Entity.

(b) Who may join and basis of eligibility

The Board may, at its discretion and on such terms as it may think fit, grant an employee, a Director, a secondee, and any shareholder of any member of the Group or Invested Entity or controlling shareholder or any holder of any securities issued by any member of the Group, business partner, supplier, customer or advisers of the Group (being the Participants), a Share Option as it may determine in accordance with the terms of the 2007 Share Option Scheme.

The basis of eligibility of any participant to the grant of any Share Option shall be determined by the Board from time to time on the basis of his contribution or potential contribution to the development and growth of the Group.

(c) Duration and Administration

The 2007 Share Option Scheme will be valid and effective for a period of ten (10) years commencing on the Adoption Date, after which period no further Share Options will be offered or granted. The 2007 Share Option Scheme shall be subject to the administration of the Board whose decision (save as otherwise provided herein) shall be final and binding on all parties. The Board shall, subject to the rules of the 2007 Share Option Scheme and the Listing Rules, have the right and at its discretion and based on such factors as it shall consider relevant to:

(i) interpret and construe the provisions and terms and conditions of the 2007 Share Option Scheme and the Share Options;

(ii) grant Share Options to those Participants whom it shall select from time to time;

(iii) determine the date of the grant of Share Options;

(iv) determine the number of Shares to be subject to each Share Option;

(v) determine the terms and conditions of each Share Option, including:

(a) the subscription price;

(b) the Option Period, which shall not be greater than the period (if any) prescribed by the Listing Rules from time to time (which is, at the Adoption Date, not more than 10 years from the grant date);

(c) the minimum period, if any for which the Share Option must be held before it vests;

(d) performance, operating and financial targets and other criteria, if any, to be satisfied before the Share Option can be exercised;

(e) the amount, if any, payable on application or acceptance of the Share Option and the period within which payments or calls must or may be made or loans for such purposes must be repaid;

(f) the period, if any, during which Shares allotted and issued upon exercise of the Share Option shall be subject to restrictions on dealings, and the terms of such restrictions; and

(g) the notification period, if any, to be given to the Company of any intended sale of Shares allotted and issued upon exercise of the Share Option;

(vi) approve the form of Option Agreements;

(vii) prescribe, amend and rescind rules and regulations relating to the 2007 Share Option Scheme;

(viii) subject to the other provisions of the 2007 Share Option Scheme, make appropriate and equitable adjustments to the terms and conditions of any Option Agreement, including extending the Option Period (provided that it shall not be greater than the period (if any) prescribed by the Listing Rules from time to time (which is, at the Adoption Date, not more than 10 years from the grant date) and waiving or amending (in whole or in part) any conditions to which Share Options are subject; and

(ix) to make such other decisions or determinations as it shall deem appropriate in the administration of the 2007 Share Option Scheme.

(d) Share Options to be offered within 10 Years

The Board will be entitled at any time within ten (10) years after the Adoption Date and subject to such conditions as the Board may think fit make an Offer to any Participant as the Board may in its absolute discretion select.

(e) Terms and Conditions

The Board may grant Share Options on such terms and subject to such conditions as it thinks fit and may specify those circumstances, if any, in which such terms and conditions shall be waived or treated as waived. The Board may, in its absolute discretion, determine that Share Options will be subject to performance targets that must be achieved before Share Options can be exercised.

(f) Offer and Acceptance

An offer of an Option must be accepted within twenty-one (21) days from the date of the Offer, provided that no such Offer shall be open for acceptance after the tenth (10th) anniversary of the Adoption Date or after the 2007 Share Option Scheme has been terminated in accordance with its provisions. Any Offer may be accepted in respect of less than the number of Shares for which it is offered provided that it is accepted in respect of a board lot for the purposes of trading Shares on the Stock Exchange or an integral multiple thereof. To the extent that the Offer is not accepted within the prescribed time period, it will be deemed to have been irrevocably declined.

(g) Offers made to Directors, Chief Executive, Substantial Shareholders and their respective Associates

Insofar as the Listing Rules require and subject to the terms of the 2007 Share Option Scheme, where any Offer proposed to be made to a Director or a Chief Executive or a Substantial Shareholder of the Company or any of his, her or its associates (as defined by the Listing Rules) must be approved by the independent non-executive Directors (excluding an independent non-executive Director who is the proposed Grantee of Share Options in question).

(h) Subscription Price for Share Options

The subscription price payable on the exercise of a Share Option shall be a price determined by the Board at its absolute discretion at the time of its grant and may be fixed at different prices for different periods during the Option Period, provided that it shall not be less than the highest of:

(i) the closing price of the Shares as stated in the daily quotations sheet issued by the Stock Exchange on the date of grant;

(ii) the average of the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five (5) business days immediately preceding the date of grant; or

(iii) the nominal value of the Shares.

(i) Transfer

A Share Option shall be personal to the Grantee and shall not be sold, transferred, assigned, charged, mortgaged or encumbered by the Grantee nor shall the Grantee create any interest in favour of any third party over or in relation to any Share Option, unless under the circumstances permitted by the 2007 Share Option Scheme.

(j) Option Period

Subject to the due compliance with the Listing Rules and all applicable laws and other regulations and with the terms of the 2007 Share Option Scheme, a Share Option may be exercised at any time during the Option Period, provided that:

(i) if the Grantee of a Share Option is an Employee and ceases to be an Employee by reason of his or her death before exercising the Share Options in full and none of the events referred to in paragraph (k)(iv) below as ground for termination of his or her employment by the Group or the Invested Entity arises, his or her personal representative(s) may exercise the Share Option (to the extent not already exercised) within a period of twelve (12) months thereafter, failing which it will lapse;

(ii) if the Grantee of a Share Option is an Employee and ceases to be an Employee for any other reason, his or her Share Option may be exercised within three (3) months following the date of such cessation, which date shall be the last actual working date with the Group or the Invested Entity, whether salary is paid in lieu of notice or not;

(iii) in the event of a general offer (other than by way of scheme of arrangement referred to below) being made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Share Option, the Grantee (or his or her legal personal representatives) shall be entitled to exercise the Share Option in full (to the extent not already exercised) at any time within one (1) month of the notice given by the offeror to acquire the remaining Shares;

(iv) in the event of a general offer by way of scheme of arrangement being made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the Grantee (or his or her personal representatives) may thereafter (but before such time as shall be notified by the Company) exercise the Share Option (to the extent not already exercised) to its full extent or to the extent specified in such notice;

(v) in the event a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee (or his or her legal personal representatives) may by notice in writing to the Company (such notice to be received by the Company not later than four (4) business days prior to the proposed Shareholders' meeting) exercise the Share Option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise; and

(vi) other than a scheme of arrangement referred to in paragraph (j)(iv) above, in the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the Grantee (or his or her personal representatives) may by notice in writing to the Company accompanied by the remittance for the subscription price in respect of the relevant Share Option (such notice to be received by the Company not later than four (4) business days prior to the proposed meeting) exercise the Share Option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise credited as fully paid and registered the Grantee as holder thereof.

(k) Lapse of Share Options

Subject to the discretion of the Board to extend the Option Period, an Option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of the periods referred to in paragraph (j)(i) or (j)(ii);

(iii) subject to the compromise or arrangement becoming effective, the expiry of the period referred to in paragraph (j)(vi);

(iv) where the grantee of an option is an Employee, the date on which he or she ceases to be an Employee by reason of the termination of his or her employment on grounds including, but not limited to, that he or she has been guilty of serious misconduct, or has committed any act of bankruptcy or has become bankrupt or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty;

(v) the date of the commencement of the winding up of the Company;

(vi) the date on which the grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to the Share Option in breach of the 2007 Share Option Scheme;

(vii) the expiry of the period referred to in paragraphs (j)(iii) and (j)(iv) provided that if any court of competent jurisdiction makes an order the effect of which is to prevent the offeror from acquiring shares in the offer, the relevant period within which Share Options may be exercised shall not begin to run until the discharge of the order in question or unless the offer lapses or is withdrawn before that date; or

(viii) the date on which the grantee commits a breach of any terms or conditions attached to the grant of the Share Option, unless otherwise resolved to the contrary by the Board.

(l) Cancellation of Share Options

Any cancellation of any Share Options which has been duly granted in accordance with the 2007 Share Option Scheme but not exercised or lapsed in accordance with the terms of the 2007 Share Option Scheme shall be conditional upon the approval of the Board and the Grantee concerned.

(m) Maximum Number of Shares Available for Subscription

(i) Overriding Limit

Subject to the Listing Rules, the overall limit on the number of Shares under options from time to time under the 2007 Share Option Scheme and any other schemes must not, in aggregate, exceed 30 per cent. of the Shares in issue from time to time. No Share Options may be granted under the 2007 Share Option Scheme or any other schemes if this will result in this overriding limit being exceeded.

(ii) Mandate Limit

Subject to the Overriding Limit and to paragraphs (m)(iii) and (m)(iv) below, the total number of Shares available for issue or transfer in satisfaction of all options which may be granted under the 2007 Share Option Scheme and any other schemes of the Company must not, in aggregate, exceed 10 per cent. of the Shares in issue as at the Adoption Date.

(iii) Refreshing of Mandate Limit

Subject to the Overriding Limit and to paragraph (m)(iv), the Company may refresh the Mandate Limit at any time subject to Shareholders' approval by ordinary resolution in general meeting. However, the Mandate Limit as refreshed must not exceed 10 per cent of the Shares in issue as at the date of the aforesaid Shareholders' approval (the "**Refreshed Limit**") or such other limits imposed by the Stock Exchange. Share Options previously granted under the 2007 Share Option Scheme and any other schemes of the Company (including those outstanding, cancelled, exercised or lapsed in accordance with such schemes) will not be counted for the purpose of calculating the Refreshed Limit.

(iv) Grant of Share Options Limit

Subject to the Overriding Limit, the Company may also seek separate Shareholders' approval by ordinary resolution in general meeting for granting Share Options beyond the Mandate Limit provided that the Share Options in excess of the Mandate Limit are granted only to Participants specifically identified by the Company before such approval is sought.

(v) Limit for each Participant

The total number of Shares issued and to be issued upon exercise of Share Options granted and to be granted to each Participant or Grantee (including exercised, cancelled and outstanding Share Options) in any twelve (12)-month period up to the date of offer shall not exceed 1 per cent. of the Shares in issue at the date of grant (the "**Individual Limit**"). Any further grant of Share Options in excess of the Individual Limit must be subject to Shareholders' approval by ordinary resolution in general meeting with such Participant or Grantee and his, her or its associates abstaining from voting. The number and terms (including the Subscription Price) of the Share Options to be granted to such Participant or Grantee must be fixed before the date of the relevant Shareholders' meeting and the date of the relevant Board meeting for proposing the Offer should be taken as the date for the purpose of calculating the Subscription Price.

(n) Grant to Substantial Shareholders and Independent Non-executive Directors

Where any Offer proposed to be made to a Substantial Shareholder or an independent non-executive Director of the Company or any of his, her or its associates would result in the total number of Shares issued and to be issued upon exercise of all Share Options already granted and to be granted to such person in the twelve (12) month period up to and including the date of offer:

(i) representing in aggregate over 0.1 per cent. of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of offer, in excess of HK$5 million,

then such offer and any acceptance thereof must be subject to approval of the Shareholders in general meeting taken on a poll and all connected persons (as defined in the Listing Rules) of the Company must abstain from voting in favour at such general meeting. In addition, Shareholders' approval as described above is also required for any change in the terms of the Share Options already granted to a Grantee who is a substantial shareholder or an independent non-executive Director of the Company or any of his, her or its associates.

(o) Ranking of Shares

Shares shall be allotted and issued upon the exercise of a Share Option subject to all the provisions of the memorandum and Articles of Association of the Company from time to time in force and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date on which Shares are allotted to a Grantee pursuant to a Share Option or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members.

(p) Reorganization of Capital Structure

(i) In the event of any alteration in the capital structure of the Company whilst any Share Option remains exercisable, whether by way of capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital of the Company, such corresponding alterations (if any) shall be made to:

(a) the number and/or nominal amount of Shares subject to outstanding Share Options; and/or

(b) the Subscription Price of each outstanding Share Option; and/or

(c) the Overriding Limit and the Mandate Limit,

as the Company's auditors shall certify in writing to the Board to be in their opinion to be fair and reasonable, provided that:

(a) any such alterations shall give a Grantee on exercise of his Share Options the same proportion of the issued Shares to which he would have been entitled if he were to have exercised such Share Options immediately prior to the event giving rise to the adjustment; and

(b) no such alteration will be made if the effect of it would be to require a Share to be issued at less than its nominal value.

(ii) In respect of any such alterations, other than any made under a capitalisation issue, the Company's auditors shall also confirm to the Board in writing that such alterations satisfy the requirements of Rule 17.03(13) of the Listing Rules and the note thereto.

(iii) The capacity of the Company's auditors in this paragraph (p) is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Grantees. The costs of the Company's auditors shall be borne by the Company.

(q) Alteration of the 2007 Share Option Scheme

The 2007 Share Option Scheme may subject to the Listing Rules be altered in any respect by resolution of the Board except that the provisions of the Scheme as to:

(i) the purposes of the 2007 Share Option Scheme;

(ii) the definitions of "Participant" and "Grantee" and the basis for determining their eligibility;

(iii) the limits on the number of Shares which may be issued under the 2007 Share Option Scheme and the individual limit for each Participant; and

(iv) the provisions of paragraphs 4.2(v)(b), 5.1, 6, 8, 9, 10.1 to 10.5, 11.1, 11.2, 14.3, 15 and 16.1 in the full 2007 Share Option Scheme document,

shall not be altered to the advantage of Grantees or prospective Grantees except with the prior sanction of a resolution of the Company in general meeting (with all Grantees, prospective Grantees and their associates abstaining from voting), provided that no such alteration shall operate to affect adversely the terms of issue of any Share Options granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the Shareholders under the articles of association for the time being of the Company for a variation of the rights attached to the Shares and provided further that any alteration to the terms and conditions of the 2007 Share Option Scheme which are of a material nature or any change to the terms of Share Options granted must be approved by the Shareholders at a general meeting, except where such alterations take effect automatically under the existing terms of the 2007 Share Option Scheme. Any change to the authority of the Board in relation to any alteration to the terms of the 2007 Share Option Scheme must be approved by the Shareholders at a general meeting. In addition, any alteration to the terms of the 2007 Share Option Scheme must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(r) Termination

The Company by ordinary resolution in general meeting or the Board may at any time terminate the operation of the 2007 Share Option Scheme and in such event no further Share Options will be offered or granted but in all other respects the provisions of the 2007 Share Option Scheme shall remain in full force and effect. All Share Options granted prior to such termination and not exercised at the date of termination shall remain valid.



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 669)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on [illegible]9th May 2007 at 9:30 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2006.

2. To declare a final dividend of HK12.60 cents per share for the year ended 31st December 2006 to shareholders whose names appear on the Register of Members of the Company on 2[illegible]th May 2007.

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix the Directors' remuneration.

4. To re-appoint Auditors and to authorise the Board of Directors of the Company to fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions, as indicated below:

ORDINARY RESOLUTIONS

5. **"THAT:**

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the share capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and it is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers during and after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii)

the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures and securities which are convertible into shares of the Company; or (iii) the exercise of any options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of options to subscribe for, or rights to acquire, shares of the Company; or (iv) an issue of shares by way of scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed:

(A) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; and

(B) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution (less any shares allotted and issued pursuant to sub-paragraph (A) above),

provided that any shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 5% to the Benchmarked Price (as hereinafter defined) of the shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the shares of the Company as stated in the daily quotations sheet of the Stock Exchange (as hereinafter defined) on the date of signing of the agreement to which the transaction relates; and

(ii) the average closing price of the shares of the Company as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the shares of the Company to be issued pursuant to the transaction is fixed;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to overseas shareholders or fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

6. **"T IAT:**

(a, subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the share capital of the Company on the Stock Exchange (as hereinafter defined) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

7. **"THAT** conditional upon the passing of the ordinary resolutions numbered 5 and 6 in the notice convening the annual general meeting of the Company at which this resolution is proposed, the aggregate nominal amount of the shares in the capital of the Company which are purchased by the Company pursuant to and in accordance with the said resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the said resolution numbered 5."

8. **"THAT** conditional upon The Stock Exchange of Hong Kong Limited granting the approval for the 2007 Share Option Scheme referred to in the circular despatched to the shareholders on the same day as the notice convening the annual general meeting of the Company, the terms of which are set out in the printed document marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof and subject to such amendments to the 2007 Share Option Scheme as The Stock Exchange of Hong Kong Limited may request, the 2007 Share Option Scheme be and is hereby approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the 2007 Share Option Scheme, notwithstanding that they or any of them may be interested in the same."

9. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended by:

(a) with respect to Article 2,

deleting the existing definition of "newspaper" in its entirety;

(b) with respect to Article 27,

(i) deleting the words "notice to be inserted once in The Hongkong Government Gazette and once at least in an English language newspaper (in English) and in a Chinese language newspaper (in Chinese)"; and

(ii) replacing it with "notifying such person in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require";

(c) with respect to Article 67A,

(i) deleting the words "Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong"; and

(ii) replacing it with "Notice of the date, time and place of the rearranged meeting shall, if practicable, also be given to any member in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require";

(d) with respect to Article 171,

(i) deleting the existing paragraph (iv); and

(ii) replacing it with "(iv) by publishing it in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require"; and

(e) with respect to Article 182,

(i) deleting the words "by advertisement in an English language newspaper (in English) and in a Chinese language (in Chinese) newspaper as he shall deem appropriate" and replacing it with "in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require"; and

(ii) deleting the words "the advertisement appears or" in the last line of the paragraph."

By order of the Board
Chi Chung Chan
Company Secretary

Hong Kong
4th May 2007

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy, together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if the members so wish. In such event, the instrument appointing proxy shall be deemed to be revoked.

4. The register of members of the Company will be closed from 25th May 2007 to 29th May 2007, both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 23rd May 2007.

5. The Directors standing for re-election under Resolution no. 3 are Dr. Roy Chi Ping Chung JP, Mr. Christopher Patrick Langley OBE, Mr. Manfred Kuhlmann and Mr. Stephan Horst Pudwill.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandates to issue new shares and to repurchase shares of the Company, the adoption of the 2007 Share Option Scheme and the amendments to the Articles of Association has been sent to the members of the Company.

As at the date hereof, the Board comprised five Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung, and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann.

閣下如對本通函任何方面或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有創科實業有限公司(「本公司」)之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任


TTI

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

建議重選董事、
授出發行新股份及購回股份
之一般授權、
採納二零零七年優先認股權計劃、
修訂組織章程細則
及
股東週年大會通告

本公司謹訂於二零零七年五月二十九日上午九時三十分假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行股東週年大會(「股東週年大會」)，議程包括提呈上述建議以供考慮，大會通告載於本通函第26頁至第31頁。

不論　閣下能否出席股東週年大會與否，務請盡快按照隨附之代表委任表格上列印之指示填妥該表格，並無論如何最遲須於股東週年大會或其任何續會指定舉行時間四十八小時前，交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會或其任何續會，並於會上投票。

二零零七年五月四日

釋義 1

董事會函件

緒言 4

末期股息及暫停辦理股份過戶登記 5

重選董事 5

發行新股份及購回股份之一般授權 5

購回股份之一般授權 6

採納二零零七年優先認股權計劃 6

修訂組織章程細則 8

股東週年大會 8

要求按股數投票表決之程序 9

推薦意見 9

備查文件 9

附錄一 — 說明函件 10

附錄二 — 建議重選董事之詳情 13

附錄三 — 二零零七年優先認股權計劃概要 17

附錄四 — 股東週年大會通告 26

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零七年優先認股權計劃」	指	建議於股東週年大會上採納之優先認股權計劃，其主要條款及規則載列於本通函附錄三
「股東週年大會」	指	本公司謹訂於二零零七年五月二十九日上午九時三十分假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行之股東週年大會
「組織章程細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則賦予該詞彙之涵義
「董事會」	指	本公司之董事會
「營業日」	指	香港銀行辦理一般銀行業務之日子(星期六除外)
「公司條例」	指	公司條例(香港法例第32章)
「本公司」	指	創科實業有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	具上市規則賦予該詞彙之涵義
「可換股債券」	指	於二零零九年到期，本公司發行本金額合共140,000,000美元(約10.92億港元)之零息可換股債券
「董事」	指	本公司董事
「僱員」	指	本集團任何成員公司或任何獲注資實體之任何僱員或建議聘用之僱員(不論屬全職或兼職)，包括本集團任何成員公司或任何獲注資實體之任何執行董事
「已屆滿的優先認股權計劃」	指	所有本公司曾採納，並於最後實際可行日期前已終止或屆滿，之優先認股權計劃(包括但不限於B計劃及C計劃)
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獲注資實體」	指	本集團持有其股本權益之任何實體
「最後實際可行日期」	指	二零零七年四月三十日，即本通函付印前之最後實際可行日期

「上市規則」	指	聯交所不時作出修訂之證券上市規則
「通告」	指	載列於本通函第26至第31頁的股東週年大會通告
「參與者」	指	(i) 任何合資格人士，須為： (a) 僱員； (b) 本集團任何成員公司及任何控股股東之非執行董事及任何獨立非執行董事或高級人員； (c) 借調職員； (d) 董事認為對本集團任何成員公司或控股股東之業務發展有所貢獻的本集團任何成員公司或獲注資實體或控股股東之股東，或由本集團任何成員公司或獲注資實體或控股股東發出之任何證券之持有人； (e) 本集團任何成員公司或任何控股股東之業務合作夥伴、代理人、顧問或代表； (f) 向本集團任何成員公司或任何控股股東提供貨品或服務之供應商，或任何該等供應商之任何董事或僱員； (g) 本集團任何成員公司或任何控股股東之客戶，或任何該等客戶之任何董事或僱員； (h) 向本集團任何成員公司或任何控股股東提供研究、開發或其他技術支援或任何諮詢、顧問或專業服務之人士或實體，或任何該等實體之任何董事或僱員；及 (ii) 為上述任何合資格人士或其直系親屬之利益而設立之信託及／或由其本人及／或其直系親屬控制之公司
「購回決議案」	指	就通告內第6項決議案所提呈之普通決議案
「B計劃」	指	股東於二零零一年五月二十五日採納而本公司於二零零二年三月二十八日終止之優先認股權計劃

「C計劃」	指	股東於二零零二年三月二十八日採納而於二零零七年三月二十七日屆滿之優先認股權計劃
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「優先認股權」	指	按本公司採納之有關優先認股權計劃授出而賦與持有人認購新股份之權利之優先認股權
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會刊發之公司收購、合併及股份購回守則
「港元」	指	港元，香港法定貨幣
「美元」	指	美元，美國法定貨幣
「%」	指	百分率



創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

集團執行董事：
Horst Julius P dwill先生
(主席兼行政總裁)
鍾志平博士太平紳士
(副主席)
陳建華先生
陳志聰先生
Stephan Horst Pudwill先生

非執行董事：
張定球先生

獨立非執行董事：
Joel Arthur Sc leicher先生
Christopher Patrick Langley先生OBE
Manfred Kuhlmann先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

建議重選董事、
授出發行新股份及購回股份
之一般授權、
採納二零零七年優先認股權計劃、
修訂組織章程細則
及
股東週年大會通告

緒言

本通函旨在向閣下提供有關建議重選董事、授出發行新股份及購回股份之一般授權、採納二零零七年優先認股權計劃及修訂組織章程細則之資料。

末期股息及暫停辦理股份過戶登記(通告內第2項決議案)

董事會建議派付截至二零零六年十二月三十一日止年度之末期股息每股12.60港仙,如該股息於股東週年大會上獲股東批准,預期將於二零零七年七月五日或該日前後派付予於二零零七年五月二十九日名列股東名冊之股東。

本公司將於二零零七年五月二十五日至二零零七年五月二十九日(包括首尾兩日)期間暫停辦理股份過戶登記手續,期內將不會登記任何股份轉讓。如欲獲派發該建議末期股息,所有過戶文件連同有關股票最遲須於二零零七年五月二十三日下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司辦理過戶登記手續,地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

重選董事(通告內第3項決議案)

於最後實際可行日期,董事會包括五名集團執行董事:主席兼行政總裁Horst Julius Pudwill先生、副主席鍾志平博士太平紳士、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生;一名非執行董事張定球先生;以及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。

依據組織章程細則第103條,鍾志平博士太平紳士、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生,及依據組織章程細則第94條,Stephan Horst Pudwill先生均須於股東週年大會上退任,惟彼等符合資格並願意於股東週年大會上膺選連任。擬於股東週年大會上膺選連任之董事之詳情載於本通函附錄二。

發行新股份及購回股份之一般授權(通告內第5及第7項決議案)

於二零零六年五月二十二日舉行之本公司股東週年大會上,本公司向董事授出可行使本公司權力發行新股份及購回股份之一般授權。該等授權之有效期將於股東週年大會結束時屆滿。因此,董事擬徵求 閣下分別批准兩項普通決議案,向董事授出可配發、發行及處理股份之一般授權,(i)倘屬配發及發行股份以換取現金而言,其數額以不超過該決議案獲通過當日本公司已發行股本面值總額之10%為限;及(ii)倘屬配發及發行股份以換取現金以外之代價而言,則其數額以不超過該決議案獲通過當日本公司已發行股本面值總額之20%,減去任何用以換取現金而配發及發行之股份為限,並將相當於授出上述一般授權後本公司所購回股份面值總額之任何股份,加入授予董事之一般授權範圍內,惟購回數額以購回決議案獲通過當日本公司已發行股本之10%為限。

董事目前並無意依據於股東週年大會上建議授予彼等之授權發行新股份或購回股份。

購回股份之一般授權(通告內第6項決議案)

於二零零六年五月二十二日舉行之本公司股東週年大會上，本公司向董事授出可行使本公司權力購回股份之一般授權。該項授權之有效期將於股東週年大會結束時屆滿。因此，董事擬徵求閣下批准於股東週年大會上提呈之購回決議案。按照上市規則所規定須提供有關購回決議案所需資料之說明函件載於本通函附錄一。

採納二零零七年優先認股權計劃(通告內第8項決議案)

B計劃乃於二零零一年五月二十五日獲採納，並於二零零二年三月二十八日採納C計劃時遭終止，而C計劃亦已於二零零七年三月二十七日屆滿。董事確認，自已屆滿的優先認股權計劃各自的屆滿或終止日以來並無進一步據此提出要約或授出優先認股權，惟已屆滿的優先認股權計劃之條文在其他方面仍然具有十足效力。

鑑於C計劃已經屆滿，並為了讓本集團向經選定之參與者授予優先認股權以就彼等對本集團所作出之貢獻作出獎勵或回報，董事建議於股東週年大會上，推薦股東批准採納二零零七年優先認股權計劃。截至最後實際可行日期，除已屆滿的優先認股權計劃外，本公司並無任何尚未屆滿之優先認股權計劃。

現建議待股東於股東週年大會上批准採納二零零七年優先認股權計劃後，並在聯交所之批准作實下，二零零七年優先認股權計劃將由其於股東週年大會上獲採納之日起生效。待所有先決條件均獲達成後，二零零七年優先認股權計劃將開始運作。

董事認為，為吸引及挽留具備合適資歷及本集團工作所需經驗之僱員，本集團應透過給予僱員取得擁有本公司之權益之機會從而繼續為該等僱員提供額外鼓勵，同時作為對彼等對本集團之業務長期取得佳績作出貢獻之獎勵。

此外，董事認為，為推動參與者(僱員除外)發揮最佳表現及提高效率從而使本集團受惠，同時吸引及挽留對本集團之長期增長作出貢獻或有利之參與者或與彼等保持長久業務關係，本集團應獲准在適當時機透過給予參與者取得擁有本公司之權益之機會作為額外鼓勵，同時作為對彼等對本集團之業務長期取得佳績作出貢獻之獎勵。透過根據二零零七年優先認股權計劃允許之條款授予參與者(僱員除外)優先認股權，該等參與者可於優先認股權之有效期限內(如適用，視乎授出該等優先認股權之條款而定)隨時行使優先認股權以取得經濟得益或擁有本公司之權益，從而進一步鼓勵彼等致力提升表現。

因此，現建議於股東週年大會上採納惠及參與者之二零零七年優先認股權計劃。二零零七年優先認股權計劃之主要條款概要載於本通函附錄三。

截至最後實際可行日期，合共有1,466,458,652股已發行股份。根據已屆滿的優先認股權計劃授出之優先認股權之詳情如下：

原先授出之優先認股權數目	原先授出之優先認股權佔於最後實際可行日期已發行股本之百分比	已獲行使之優先認股權數目	已獲行使之優先認股權佔於最後實際可行日期已發行股本之百分比	已作廢之優先認股權數目	已作廢之優先認股權佔於最後實際可行日期已發行股本之百分比	於最後實際可行日期尚未行使之優先認股權數目	尚未行使之優先認股權佔於最後實際可行日期已發行股本之百分比
126,353,000	8.62%	52,325,000	3.57%	2,809,000	0.19%	71,219,000	4.86%

假設已發行股本於最後實際可行日期起至二零零七年優先認股權計劃獲採納之日止期間並無變動，則依據二零零七年優先認股權計劃可予發行之股份數目將為146,645,865股，即佔截至最後實際可行日期本公司已發行股本約10%。

本公司在二零零七年優先認股權計劃之運作方面將會遵守上市規則第17章之所有相關規定。

本公司並無委任任何人士擔任二零零七年優先認股權計劃之受託人。

優先認股權之價值

董事認為不宜註明根據二零零七年優先認股權計劃可予授出之所有優先認股權(猶如該等優先認股權已於最後實際可行日期授出)之價值，理由為對計算優先認股權之價值具關鍵作用之多項變數仍未能確定。該等變數包括認購價、優先認股權之有效期限、凍結期(如有)、釐定之表現目標(如有)及其他相關變數。董事相信，由於在計算優先認股權於最後實際可行日期之價值時會基於眾多推斷作出假設，故此不具意義並會對股東造成誤導。

採納二零零七年優先認股權計劃之條件

二零零七年優先認股權計劃之採納須待下列條件均獲達成方可作實：

(i) 股東於股東週年大會上通過有關批准二零零七年優先認股權計劃之普通決議案；及

(ii) 聯交所批准二零零七年優先認股權計劃及其後根據該計劃授出的優先認股權，以及批准任何按二零零七年優先認股權計劃之條款及細則授出之優先認股權獲行使而將予發行及配發之本公司股份上市及買賣。

本公司將向聯交所申請取得上述批准。

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及確信，本通函並無遺漏任何其他事實，致令其內容有所誤導。

修訂組織章程細則(通告內第9項決議案)

鑑於聯交所將完全廢除聯交所主板發行人須根據上市規則在報章刊發公告之規定，其實施過渡期自二零零七年六月二十五日開始，並將於二零零八年六月二十五日全面生效，而本公司現時亦設有其網站(即www.ttigroup.com)以發布企業資訊(包括(但不限於)公告、通函、財務資料及其他企業管治資料)，董事建議透過特別決議案方式對組織章程細則作出若干修訂，以為本公司在發布企業資訊時提供更大彈性，同時確保其發布方法會符合上市規則、公司條例及其他適用法律的所有相關規定。

因此，本公司將於股東週年大會上提呈特別決議案，修訂現時的組織章程細則。建議修訂載於本通函附錄四第9項決議案。

股東週年大會

通告載於本通函第26頁至第31頁。

隨函附奉適用於股東週年大會之代表委任表格。凡有權出席股東週年大會並於會上投票之股東可委任一名或以上受委代表代其出席大會及投票。不論　閣下擬出席大會與否，務請盡快按照代表委任表格上印列之指示填妥該表格，並無論如何最遲須於股東週年大會或其任何續會指定舉行時間四十八小時前，交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會或其任何續會，並於會上投票。

要求按股數投票表決之程序

根據組織章程細則第74條，於任何股東大會上，提呈大會表決之決議案須以舉手方式決定，除非下列人士於宣布舉手表決結果之時或之前或於撤回任何其他按股數投票表決要求之時，要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 最少三名當時有權於大會投票之親身出席股東或受委代表；或

(iii) 任何一名或多名代表擁有大會投票權之全體股東投票權總額不少於十分一之親身出席股東或受委代表；

(iv) 任何一名或多名持有賦予大會投票權股份而該等股份之實繳股款總額不少於所有賦予該權利股份之實繳股款總額十分一之親身出席股東或受委代表；或

(v) 倘本公司上市之指定證券交易所不時頒佈之規例，或本公司適用之司法管轄區之法例規定須按股數投票表決，則由大會主席或任何董事提出。

推薦意見

董事會認為上述建議，包括重選董事、授出發行新股份及購回股份之一般授權、採納二零零七年優先認股權計劃以及修訂組織章程細則之建議，均符合本公司及股東整體利益。故此，董事會推薦股東投票贊成將於股東週年大會上提呈之決議案。

備查文件

本公司之組織章程大綱及細則之副本及二零零七年優先認股權計劃之初稿，由即日起至二零零七年五月二十九日止期間之任何週日(公眾假期除外)之一般辦公時間內，可於本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓供查閱，亦可於股東週年大會上查閱。

此致

列位股東 台照

優先認股權及可換股債券持有人 參照

代表
創科實業有限公司
公司秘書
陳志聰
謹啟

二零零七年五月四日

本附錄為按照上市規則第10.06(b)條規定須發出之說明函件，向　閣下提供所需資料以便考慮批准購回股份建議，數額以購回決議案獲通過當日本公司已發行股本之10%為限。此外，本附錄亦構成公司條例第49BA(3)條規定須編製之備忘。

(1) 購回建議

於股東週年大會上提呈之第6項決議案乃有關授予董事購回股份之一般授權，數額以購回決議案獲通過當日本公司已發行股本10%之股份為限。

本公司根據購回決議案下可購回之股份須為已繳足股份。截至最後實際可行日期，已發行股份數目為1,466,458,652股。待購回決議案獲通過後，假設於最後實際可行日期至股東週年大會舉行之日止期間再無發行及／或購回其他股份，則本公司根據授權將可購回最多146,645,865股股份，約相當於本公司已發行股本之10%。

董事相信，購回決議案符合本公司及其股東之利益。近年，聯交所交投情況有時頗為波動，偶爾股份成交價較其相關資產淨值出現大幅折讓。購回股份或可提高本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力對保留在本公司投資之股東有利，因為彼等可能佔本公司資產之權益百分比將會因應本公司購回股份之數目而按比例遞增。

(2) 購回股份之資金

購回股份所需資金將全數從本公司可動用之流動現金或營運資金撥付。上述資金須為根據本公司之組織章程大綱及細則與香港法例依法可撥作此用途之資金，包括可另行分派之溢利。根據公司條例，公司之可分派溢利指過往未曾透過分派或資本化而動用之累計變現溢利，扣除過往未曾正式透過削減或重組股本而撇銷之累計變現虧損後之金額。

倘於建議購回股份授權之有效期內任何時候全面行使購回決議案，可能會對本公司之營運資金或資本與負債比率構成負面影響(相對本公司截至二零零六年十二月三十一日止年度經審核賬目所披露之財政狀況)。然而，倘行使購回決議案對本公司營運資金需求或董事不時認為對本公司屬恰當之資本與負債比率構成重大不利影響，董事將不會建議行使購回決議案。

(3) 董事之承諾

董事已向聯交所承諾，行使本公司購回股份之權力時將會依據購回決議案及遵守上市規則及香港適用法例。

(4) 董事、彼等之聯繫人士及關連人士

各董事及據彼等作出一切合理查詢後所知之任何聯繫人士，目前概無意在購回決議案獲股東批准後根據購回決議案向本公司出售股份。

本公司未接獲其任何關連人士通知，表示彼等現擬在購回決議案獲股東批准後向本公司出售任何股份，或承諾不會向本公司出售彼等持有之任何股份。

(5) 收購守則之影響

倘依據購回決議案行使購回股份權力後，某股東佔本公司具投票權股本之權益百分比增加，上述權益比例之增加就收購守則第32條而言將被視為構成一項收購。因此，一名股東或一群一致行動之股東可藉此取得或鞏固對本公司之控制權，因而須根據收購守則第26及32條提出強制性收購建議。

截至最後實際可行日期，Horst Julius Pudwill先生連同彼之配偶及受控法團實益擁有301,029,294股股份(不包括優先認股權)，約佔本公司已發行股本之20.53%；而鍾志平博士太平紳士連同彼之配偶實益擁有113,677,948股股份(不包括優先認股權及不包括由Horst Julius Pudwill先生與鍾志平博士太平紳士實益擁有之公司Cordless Industries Company Limited所持有並已計入上述Horst Julius Pudwill先生的受控法團所持之37,075,030股股份)，約佔本公司已發行股本之7.75%。倘若董事根據購回決議案全面行使購回股份權力，Horst Julius Pudwill先生及鍾志平博士太平紳士連同彼等各自之配偶及受控法團持有之本公司股權將會分別增至約佔本公司已發行股本之22.81%及8.61%，合共佔本公司已發行股本約31.42%。據董事之意見，此等總持股量之增加將會導致Horst Julius Pudwill先生及鍾志平博士太平紳士(根據收購守則，彼等被認為屬一致行動人士)須根據收購守則第26條之規定提出強制性收購建議。董事目前無意在會導致Horst Julius Pudwill先生及鍾志平博士太平紳士及與彼等一致行動之人士須根據收購守則第26條提出強制性收購建議之範圍內行使權力購回股份。此外，公司亦未必會購回股份而導致公眾持股量下降至不足25%。

(6) 市價

過去十二個月內，股份每月在聯交所之最高及最低成交價如下：

	股份價格	
	最高	最低
	港元	*港元*
二零零六年		
四月	14.40	14.20
五月	14.00	13.75
六月	11.35	10.80
七月	11.80	10.20
八月	11.50	9.00
九月	12.18	10.42
十月	11.86	10.84
十一月	12.60	10.02
十二月	10.80	9.80
二零零七年		
一月	12.24	10.04
二月	12.40	10.64
三月	10.98	9.01
四月	11.38	9.00

(7) 本公司購買股份

本通函刊發日期前過往六個月內，本公司概無在聯交所或其他證券交易所購買股份。

董事目前並無意在購回決議案獲股東批准後，根據購回決議案行使購入股份權力，致使公眾持股量下降至不足25%。

擬於股東週年大會重選董事之詳情如下：

鍾志平博士太平紳士 — 副主席，集團執行董事

鍾志平博士太平紳士，現年五十四歲，為本公司之共同創辦人，自一九八五年開始擔任集團董事總經理，於二零零七年四月十八日起被委任為本公司之副主席。鍾博士會繼續擔任集團執行董事，並負責集團之企業及業務管理。彼擁有由英國華威大學頒授之工程業務管理學碩士學位。

鍾博士在電器產品及電子業中擁有近三十年之豐富經驗，對此等行業有著濃厚興趣，對推動工業發展不遺餘力，更積極培育新一代的工業人材。鍾博士於二零零六年榮獲澳洲新南威爾斯省紐卡素大學榮譽博士學位；於二零零五年七月一日被香港特別行政區政府委任為太平紳士；於一九九七年榮獲香港青年工業家獎。鍾博士熱心社會事務，分別擔任多個政府委員會及諮詢團體成員。彼為策略發展委員會經濟發展及內地經濟非官方委員和民政事務局體育委員會會員；亦現任香港工業總會副主席和香港貿易發展局電子及家電業諮詢委員會主席。彼亦為香港理工大學校董會副主席(二零零二年至二零零七年)和職業訓練局委員。鍾博士亦為建滔集團有限公司及特嘉發展有限公司之獨立非執行董事。

於最後實際可行日期，鍾博士於本公司113,541,948股股份中擁有個人權益、136,000股股份中擁有家族權益、透過Cordless Industries Company Limited(鍾博士為該公司股東，佔該公司30%的已發行股本)於37,075,030股股份中擁有公司權益及於可認購13,824,000股股份之優先認股權中擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。除上述股份及優先認股權外，鍾博士並無任何其他公司股權權益(按證券及期貨條例第XV部之定義)。除本通函所披露者外，鍾博士與本公司任何其他董事、高層管理人員、主要股東或控股股東概無任何關係。

本公司與鍾博士並無訂有服務合約。彼並無特定任期，惟須按照組織章程細則規定輪席退任及膺選連任。鍾博士就擔任本公司執行董事收取之董事酬金乃董事會根據董事會屬下之薪酬委員會參照彼之經驗及本公司之表現作出之推薦意見而釐訂。截至二零零六年十二月三十一日止年度，鍾博士已收取之董事酬金約為8,453,000港元。

除上述披露之資料外，董事會及鍾博士已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

Christopher Patrick Langley先生OBE — 獨立非執行董事

Christopher Patrick Langley先生OBE現年六十二歲，於二零零一年五月獲委任為獨立非執行董事。Langley先生並無於本集團之其他成員公司擔任任何職位，彼曾為香港上海滙豐銀行有限公司之執行董事，Langley先生同時為聯交所上市公司迪生創建(國際)有限公司及南聯地產控股有限公司之獨立非執行董事及利星行有限公司之非執行董事，亦曾為九龍倉集團有限公司之獨立非執行董事(於二零零五年五月退任)。Langley先生，至二零零六年十月退任為止，亦曾任新加坡證券交易所上市公司Wing Tai Holdings Limited之非執行董事。除此披露外，於最後實際可行日期前三年內，Langley先生並無在任何其他上市公司擔任任何董事職務。

於最後實際可行日期，Langley先生於500,000股股份中擁有個人權益及於可認購200,000股股份之優先認股權擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。除上述股份及優先認股權外，Langley先生並無任何其他公司股權權益(按證券及期貨條例第XV部之定義)。Langley先生與本公司任何其他董事、高層管理人員、主要股東或控股股東概無任何關係。

本公司與Langley先生並無訂有服務合約。彼並無特定任期，惟須按照組織章程細則規定輪席退任及膺選連任。支付予Langley先生之董事袍金(包括基本董事袍金、委員會成員袍金、及董事會或委員會會議出席袍金)，乃董事會根據董事會屬下之薪酬委員會參照彼之經驗及獨立非執行董事收取董事袍金之當前市況作出之推薦意見而釐訂。截至二零零六年十二月三十一日止年度，Langley先生已收取之董事袍金約為592,000港元。

除上述披露之資料外，董事會及Langley先生已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

Manfred Kuhlmann先生— 獨立非執行董事

Manfred Kuhlmann先生現年六十二歲，於二零零四年九月獲委任為獨立非執行董事，且並無在本集團其他成員公司擔任任何職位。Kuhlmann先生曾於一九九四年至一九九八年間擔任Dresdner Bank AG香港分行總經理，並於二零零四年八月退休前擔任Dresdner Bank AG杜拜分行總經理。Kuhlmann先生畢業於漢堡銀行學院，在財經及銀行業擁有豐富經驗。最近，彼加入一間以歐洲為基地的私人資產／非傳統類投資公司任合夥人。除此披露外，於最後實際可行日期前三年內，Kuhlmann先生並無在任何其他上市公司擔任任何董事職務。

於最後實際可行日期，Kuhlmann先生於可認購100,000股股份之優先認股權中擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。除上述優先認股權外，Kuhlmann先生並無任何其他公司股權權益(按證券及期貨條例第XV部之定義)。Kuhlmann先生與本公司任何其他董事、高層管理人員、主要股東或控股股東概無任何關係。

本公司與Kuhlmann先生並無訂有服務合約。彼並無特定任期，惟須按照組織章程細則規定輪席退任及膺選連任。支付予Kuhlmann先生之董事袍金(包括基本董事袍金、委員會成員袍金、及董事會或委員會會議出席袍金)，乃董事會根據董事會屬下之薪酬委員會參照彼之經驗及獨立非執行董事收取董事袍金之當前市況作出之推薦意見而釐訂。截至二零零六年十二月三十一日止年度，Kuhlmann先生已收取之董事袍金約為592,000港元。

除上述披露之資料外，董事會及Kuhlmann先生已表明，並無其他資料須根據上市規則第13.51(2) (h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

Stephan Horst Pudwill先生 — 集團執行董事

Stephan Horst Pudwill先生現年30歲，於二零零四年加入本集團及於二零零六年五月獲委任為執行董事，其主要職責包括管理、改善及監察本公司之內部運作及促成各部門間之協同機會。Pudwill先生現任A&M Electric Tools GmbH之董事，為本集團位於德國之附屬公司。

Pudwill先生獲英屬哥倫比亞大學頒授文學士學位，加入本集團前，Pudwill先生曾於Daimler Chrysler AG擔任管理層職位，負責平治車系之產品推廣及策劃工作。除此披露外，於最後實際可行日期前三年內，Pudwill先生並無在任何其他上市公司擔任任何董事職務。

於最後實際可行日期，Pudwill先生於4,054,500股股份中擁有個人權益及於可認購100,000股股份之優先認股權中擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。除上述股份及優先認股權外，Pudwill先生並無任何其他公司股權權益(按證券及期貨條例第XV部之定義)。

Pudwill先生為本公司主席兼行政總裁Horst Julius Pudwill先生的兒子。除上文所披露者外，Pudwill先生與本公司任何其他董事、高層管理人員、主要股東或控股股東概無關連。

本公司與Pudwill先生並無訂有服務合約。彼並無特定任期，惟須按照組織章程細則規定輪席退任及膺選連任。Pudwill先生就擔任本公司執行董事收取之董事酬金乃董事會根據董事會屬下之薪酬委員會參照彼之經驗及本公司之表現作出之推薦意見而釐訂。截至二零零六年十二月三十一日止年度，Pudwill先生已收取之董事酬金約為1,707,000港元。

除上述披露之資料外，董事會及Pudwill先生已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

本附錄列載二零零七年優先認股權計劃之進一步資料，並概述二零零七年優先認股權計劃之規則，惟並不構成亦不擬作為二零零七年優先認股權計劃之一部份，亦不應視之為會對二零零七年優先認股權計劃規則之詮釋產生影響。董事保留權利可於股東週年大會舉行前隨時對二零零七年優先認股權計劃作出彼等認為必需或適當之修訂，惟該等修訂不會與本附錄內之概要存在任何重大抵觸。

二零零七年優先認股權計劃 — 條款概要

以下為將於股東週年大會上向股東提呈以決議案方式批准之二零零七年優先認股權計劃之主要條款概要，大會通告載於本通函第26頁至第31頁。二零零七年優先認股權計劃之條款皆符合上市規則第十七章之規定(如適用)。

釋義：

「採納日期」	指	股東有條件地批准二零零七年優先認股權計劃之日期；
「承受人」	指	任何根據二零零七年優先認股權計劃之條款接受要約之參與者或(若文意允許)其個人代表；
「獲注資實體」	指	本集團持有其股本權益之任何實體;
「優先認股權協議」	指	本公司與承受人訂立證明優先認股權之條款及細則之要約及接納函件；
「優先認股權期限」	指	優先認股權訂明可予行使之期間；及
「歸屬」	指	優先認股權成為可予行使。

(a) 二零零七年優先認股權計劃之目的

二零零七年優先認股權計劃旨在讓本公司可向經選定之參與者授予優先認股權，以就彼等對本集團或任何獲注資實體所作出之貢獻給予鼓勵或回報。

(b) 參與資格及資格釐定基準

董事會可根據二零零七年優先認股權計劃之條款酌情並按照其認為合適之條款，向本集團任何成員公司、獲注資實體或控股股東之僱員、董事、借調職員及任何股東，或本集團任何成員公司發行之任何證券之任何持有人、本集團之業務合夥人、供應商、客戶或顧問(作為參與者)授出優先認股權。

任何參與者獲授任何優先認股權之資格基準，須由董事會不時按其對本集團發展及增長所作出之貢獻或潛在貢獻而釐定。

(c) 期限及管理

二零零七年優先認股權計劃將自採納日期起計十(10)年內有效及生效，此後不得再行提出要約或授出任何優先認股權。二零零七年優先認股權計劃將由董事會管理，其所作之決定(除本文另有規定者外)將為最終決定，且對各方均具約束力。在二零零七年優先認股權計劃規則及上市規則之規限下，董事會有權並可酌情及基於其認為相關之因素進行以下事項：

(i) 詮釋及解釋二零零七年優先認股權計劃及優先認股權之條款及細則；

(ii) 授出優先認股權予其不時選定之參與者；

(iii) 決定授出優先認股權之日期；

(iv) 決定每份優先認股權所涉及之股份數目；

(v) 決定每份優先認股權之條款及細則，包括：

(a) 優先認股權之認購價；

(b) 優先認股權期限，惟此期限不可超逾上市規則不時指定之期限(如有)(即自採納日期起計於授出日期後10年內)；

(c) 於優先認股權歸屬前之最短持有期限(如有)；

(d) 於行使優先認股權前須達到之表現、經營及財務目標及其他基準(如有)；

(e) 於申請或接納優先認股權時應支付之金額(如有)，及必須或可能支付有關款項或發出催繳款項，或償還就此而提供之貸款之期間；

(f) 於優先認股權獲行使後配發及發行之股份須受買賣限制之期間(如有)，與及該等限制之條款；及

(g) 在任何擬出售因行使優先認股權而獲配發及發行之股份時應給予本公司之通知期(如有)；

(vi) 批准優先認股權協議之形式；

(vii) 訂明、修訂及撤銷有關二零零七年優先認股權計劃之規則及規例；

(viii) 在符合其他二零零七年優先認股權計劃條文之前提下，就任何優先認股權協議之條款及細則作出合適及公正之調整，包括延長優先認股權期限(惟此期限不可超逾上市規則不時指定之期限(如有)(即自採納日期起計於授出日期後10年以內))，及豁免或修訂(全部或部份)優先認股權之任何細則；及

(ix) 作出其就二零零七年優先認股權計劃之管理而言乃屬合適之其他決定或判斷。

(d) 於10年內提出之優先認股權要約

董事會將有權於採納日期後十(10)年內，並在董事會認為適合之條件之規限下，向董事會全權酌情選定之任何參與者提出要約。

(e) 條款及條件

董事會有權按其認為適當之條款及條件授出優先認股權，並可訂明該等條款及條件可獲豁免或被視為已獲豁免之有關情況(如有)。董事會可全權酌情決定優先認股權可行使前必須達到之表現目標。

(f) 要約與接納

優先認股權之要約必須於要約提出之日期起計二十一日(21)內獲接納，惟不得於採納日期之十(10)週年後或於二零零七年優先認股權計劃根據其條文遭終止後才接納此等要約。參與者可接納較要約內提呈數目為少之股份數目，惟所接納之有關股份數目必須為於聯交所買賣股份之每手股份數目或其完整倍數。倘要約並無在指定期間內獲接納，則其將被視為不可撤銷地被拒絕。

(g) 向董事、行政總裁、主要股東及彼等各自之聯繫人士提出之要約

根據上市規則之規定及在二零零七年優先認股權計劃之條款之規限下，任何向本公司董事、行政總裁或主要股東或彼等之任何聯繫人士(定義見上市規則)建議提出的要約均須先經獨立非執行董事(不包括身為有關優先認股權之建議承受人之任何獨立非執行董事)批准。

(h) 優先認股權之認購價

行使優先認股權時應付之認購價須為董事會於授出優先認股權時全權酌情釐定之價格，並可就優先認股權期限內之不同期限釐定不同價格，惟不得少於下列中之最高者：

(i) 於授出日期聯交所發出之每日報表所報股份之收市價；

(ii) 緊接授出日期前五(5)個營業日聯交所發出之每日報表所報股份之平均收市價；或

(iii) 股份之面值。

(i) 轉讓

優先認股權屬承受人個人所有，除非在二零零七年優先認股權計劃准許之情況下，否則承受人不得將任何優先認股權出售、轉讓、出讓、抵押、用作按揭或產權負擔，亦不得設立以第三方為受益人之相關權益。

(j) 優先認股權期限

在妥為遵守上市規則、所有適用法例及其他規例和二零零七年優先認股權計劃條款之規限下，優先認股權可於優先認股權期限內隨時行使，惟：

(i) 倘若優先認股權之承受人為僱員，惟於全數行使其優先認股權前因身故而不再為僱員，而且並無發生任何下文(k)(iv)段所述可導致其被本集團或獲注資實體終止聘用之事件，則其個人代表可於該承受人身故後之十二(12)個月內行使優先認股權(以尚未獲行使者為限)，逾期優先認股權將作廢；

(ii) 倘若優先認股權之承受人為僱員，惟基於任何其他理由而不再為僱員，則其優先認股權可於該承受人被終止受聘之日起計三(3)個月內行使，而終止受聘之日乃指該僱員在本集團或獲注資實體之最後一個實際工作日而不論有否發出代通知金；

(iii) 倘若向全體股份持有人(或除收購人、由收購人所控制之任何人士及與收購人聯合行動或一致行動之任何人士以外之全體股份持有人)提出全面收購建議(透過下文所述之協議計劃方式除外)，而於有關優先認股權期限屆滿前該收購建議成為或宣布為無附帶條件，則承受人(或其法定個人代表)可於收購人發出有關收購餘下股份之通告起計一(1)個月內隨時全數行使優先認股權(以尚未獲行使者為限)；

(iv) 倘若透過協議計劃方式向全體股份持有人提出全面收購建議，並已於有關會議上獲所需數目之股份持有人批准，則承受人(或其個人代表)可於其後(惟須於本公司發出通知訂出之期限前)全數行使或按該通知上註明之數額行使優先認股權(以尚未獲行使者為限)；

(v) 倘若本公司向股東發出通知召開股東大會藉以考慮並酌情批准有關本公司自動清盤之決議案，則本公司須於發出上述通知之同日通知所有承受人有關事宜，而承受人(或其法定個人代表)可以書面通知本公司(本公司須不遲於建議召開之股東大會舉行前四(4)個營業日收到上述通知)全數行使或按該通知上註明之數額行使優先認股權(以尚未獲行使者為限)，而本公司須盡快並無論如何在不遲於緊接建議召開之股東大會舉行前之該個營業日配發及發行按行使上述優先認股權而須發行該數目之股份予該承受人；及

(vi) 除上文(j)(iv)段所述之協議計劃外，倘若本公司與其股東或債權人就本公司之重組或合併計劃而達成和解協議或安排，則本公司須於向其股東或債權人發出為考慮協議計劃而召開會議之通告之同日，通知全體承受人有關事宜，而承受人(或其個人代表)可以書面通知本公司(本公司須不遲於建議召開之會議舉行前四(4)個營業日收到上述通知)全數行使或按該通知上註明之數額行使優先認股權(以尚未獲行使者為限)並附上行使有關優先認股權須支付之認購價款額，而本公司須盡快並無論如何在不遲於緊接建議召開之會議舉行前之該個營業日以入賬列作繳足股款方式配發及發行按行使上述優先認股權而須發行該數目之股份予該承受人，並登記該承受人為有關股份之持有人。

(k) 優先認股權失效

除非董事會酌情決定延長優先認股權期限，否則優先認股權將於下列情況(以最早發生者為準)下自動失效及不得被行使(以尚未行使者為限)：

(i) 優先認股權期限屆滿時；

(ii) (j)(i)或(j)(ii)段分別所述之期限屆滿時；

(iii) (j)(vi)段所述之期限屆滿時，惟和解協議或安排必須生效方可作實；

(iv) 倘若優先認股權之承受人為僱員，彼因下列理由(包括惟不限於)：犯嚴重過失、破產、無償債能力及被裁定觸犯任何刑事罪名成立而被終止受聘為僱員之日；

(v) 本公司開始清盤之日；

(vi) 承受人因將優先認股權出售、轉讓、抵押、按揭、附以償權或以任何第三方作為受益人從而違反二零零七優先認股權計劃之日；

(vii) (j)(iii)及(j)(iv)段所述之期限屆滿，惟倘若任何具有適當司法管轄權之法院頒布指令以制止收購人收購有關股份，則優先認股權之相關行使期須延至上述指令獲解除時方開始計算，惟收購建議在上述日期前已作廢或被撤回之情況下除外；或

(viii) 承受人違反授予優先認股權所附帶之任何條款或細則之日，惟董事會作出決議達成相反意見者除外。

(l) 撤銷優先認股權

凡撤銷任何按照二零零七年優先認股權計劃正式授出而並無根據二零零七年優先認股權計劃之條款行使或失效之優先認股權，必須獲董事會與有關承受人批准方可作實。

(m) 可供認購之最高股份數目

(i) 最高上限

在上市規則之規限下，根據二零零七年優先認股權計劃及任何其他計劃不時授出之優先認股權項下之股份數目整體上限合共不得超逾不時已發行股份之30%。倘會導致超逾此最高上限，則不會根據二零零七年優先認股權計劃或任何其他計劃授出任何優先認股權。

(ii) 授權上限

在最高上限及下文第(m)(iii)及(m)(iv)段之規限下，為根據二零零七年優先認股權計劃及本公司任何其他計劃可予授出之所有優先認股權而可供發行或轉讓之股份總數合共不得超逾採納日期當日已發行股份之10%。

(iii) 更新授權上限

在最高上限及第(m)(iv)段之規限下，本公司可在股東於股東大會上以普通決議案批准後隨時更新授權上限。然而，更新後之授權上限不得超逾上述股東批准日期當日已發行股份之10%(「**更新上限**」)，或由聯交所制訂之其他上限。就計算更新上限而言，以往根據二零零七年優先認股權計劃及本公司任何其他計劃授出之優先認股權(包括根據該等計劃尚未行使、已註銷、已行使或已失效之優先認股權)將不會被計算在內。

(iv) 授出優先認股權上限

在最高上限之規限下，本公司亦可透過在股東大會上另行尋求股東以普通決議案批准授出超逾授權上限之優先認股權，惟超逾授權上限之優先認股權僅可授予在尋求上述批准前本公司特別指明之參與者。

(v) 每名參與者之上限

每名參與者或承受人在截至要約日止任何十二(12)個月期間獲授或將獲授之優先認股權(包括已行使、已註銷及尚未行使之優先認股權)予以行使時已經及將予發行之股份總數，不得超過授出日當日已發行股份之1%(「**個人上限**」)。任何超逾個人上限所進一步授出之優先認股權必須經股東於股東大會上以普通決議案批准，而該參與者或承受人及其聯繫人士一律不得投票。將授予該參與者或承受人之優先認股權之數目及條款(包括認購價)，必須於有關股東大會舉行日期前釐訂，而計算認購價之日期應為提出該要約之有關董事會會議舉行當日。

(n) 向主要股東及獨立非執行董事授出優先認股權

倘建議向本公司主要股東或獨立非執行董事或其任何聯繫人士提出要約，會導致於截至要約日(包括該日)止十二(12)個月內已經及將予授出之所有優先認股權獲行使時已經及將予發行之股份總數：

(i) 合共佔已發行股份超過0.1%；及

(ii) 根據股份於要約日當日之收市價，總值超過5,000,000港元，

則該要約及任何有關接納須經股東在股東大會上透過投票表決方式批准，而本公司之所有關連人士(定義見上市規則)須於該股東大會上放棄投贊成票。此外，承受人若屬本公司之主要股東或獨立非執行董事或其任何聯繫人士，則優先認股權條款之任何更改亦必須經由股東以上述方式批准。

(o) 股份地位

因行使優先認股權而配發及發行之股份須受本公司不時生效之組織章程大綱及細則之一切條文約束，並在各方面均與於根據優先認股權配發股份予承受人之日期或(倘該日為本公司暫停辦理股份登記之日)重新辦理股份登記首日，現有已發行之實繳股份享有同等地位。

(p) 資本架構重組

(i) 倘本公司之資本結構在任何優先認股權仍然可予行使期間，因資本化發行、供股、股份拆細或合併或削減本公司股本而出現任何變動，則須對以下各項作出相應修訂(如有)：

(a) 尚未行使之優先認股權涉及之股份數目及／或面值；及／或

(b) 每份尚未行使優先認股權之認購價；及／或

(c) 最高上限及授權上限，

均須由本公司之核數師向董事會書面證明彼等認為公平合理，惟：

(a) 於承受人行使其優先認股權時給予彼原先有權可得之相同已發行股份比例，猶如彼已於緊獲導致調整之事件前行使該等購股權；及

(b) 倘作出該修訂會導致股份將按低於其面值之價格發行，則不得作出該修訂。

(ii) 就任何該等修訂而言，除根據資本化發行作出之任何修訂外，本公司之核數師亦須向董事會書面確認該等修訂符合上市規則第17.03(13)條及有關附註之規定。

(iii) 本公司之核數師在此(p)段之資格乃為專家而非仲裁者，而彼等之證明在並無重大錯誤下將為最終，並對本公司及承受人具有約束力。本公司之核數師之成本須由本公司承擔。

(q) 二零零七年優先認股權計劃之修訂

在上市規則之規限下，二零零七年優先認股權計劃的任何方面均可以董事會決議案方式作出修訂，惟該計劃有關以下方面之條文：

(i) 二零零七年優先認股權計劃之目的；

(ii) 「參與者」及「承受人」之釋義及釐定其資格之基準；

(iii) 根據二零零七年優先認股權計劃可予發行之股份數目上限及每名參與者之個人上限；及

(iv) 二零零七年優先認股權計劃的正式文件內的第4.2(v)(b)、5.1、6、8、9、10.1至10.5、11.1、11.2、14.3、15及16.1段條文，

除非於本公司之股東大會(所有承受人、準承受人及彼等之聯繫人士一律不得投票)上以決議案方式獲得事先批准，否則均不得被修訂以致令承受人或準承受人得益，且該修訂不得對於修訂前經已授出或同意將授出之任何優先認股權之發行條款造成不利影響，除非取得本公司當時之組織章程細則規定股東更改股份附帶權利之大多數承受人同意或批准，則作別論。此外，二零零七年優先認股權計劃之條款及細則之任何重大修訂或已授出優先認股權之條款有任何更改，必須經股東於股東大會上批准，除非該修訂根據二零零七年優先認股權計劃之現有條款自動生效，則作別論。董事會有關修訂二零零七年優先認股權計劃之條款之授權如有任何更改，必須經股東於股東大會上批准。此外，二零零七年優先認股權計劃條款之任何修訂仍必須遵守上市規則第17章之有關規定。

(r) 終止

本公司可於股東大會上以普通決議案方式或董事會可隨時終止二零零七年優先認股權計劃之運作，在此情況下不得進一步提出要約或授出任何優先認股權，惟二零零七年優先認股權計劃之條文在所有其他方面將維持十足效力。於終止前授出而於終止日期尚未行使之所有優先認股權將仍然有效。



創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

茲通告本公司謹訂於二零零七年五月二十九日上午九時三十分假座香港中環干諾道中3號香港麗嘉酒店3樓海景廳舉行股東週年大會，議程如下：

1. 省覽截至二零零六年十二月三十一日止年度之賬目與董事會及核數師報告書。

2. 宣派截至二零零六年十二月三十一日止年度之末期股息每股12.60港仙予於二零零七年五月二十九日名列本公司股東名冊之股東。

3. 重選董事及授權本公司董事會釐訂董事酬金。

4. 續聘核數師及授權本公司董事會釐訂其酬金。

作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

普通決議案

5. 「**動議**：

   (a) 在下文(c)段之規限下，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司之一切權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授予將會或可能須行使該項權力之建議、協議及優先認股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

   (b) 上文(a)段之批准授權本公司董事於有關期間作出或授予將會或可能須於有關期間內及屆滿後行使該項權力之建議、協議及優先認股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

   (c) 本公司董事根據上文(a)段之批准配發或有條件或無條件同意配發(不論是否根據優先認股權或以其他形式配發)及發行之股本面值總額，除根據(i)配售新股(定義見下文)；或(ii)根據本公司發行之任何認股權證或任何債券、票據、債權證及可兌換為本公司股份之證券之條款而行使認購權或換股權；或(iii)當時採納藉以

授出或發行可認購本公司股份之優先認股權或購入本公司股份之權利之任何優先認股權計劃或類似安排項下授出之優先認股權獲行使；或(iv)依據本公司當時之組織章程細則藉以股代息方式發行股份以外：

(A) 倘屬配發及發行股份以換取現金，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%；及

(B) 倘屬配發及發行股份以換取現金以外之代價，不得超過於本決議案獲通過日期本公司已發行股本面值總額之20%，減依據上文(A)分段所配發及發行之任何股份，

惟依據上文(a)段之批准而將予配發及發行之任何股份，不得按較股份基準價(定義見下文)折讓5%以上之價格發行，而上述批准須受到相應限制；及

(d) 就本決議案而言：

「基準價」指下列兩者中之較高價格：

(i) 於簽署相關交易協議日期，聯交所(定義見下文)每日報價表所示本公司股份收市價；及

(ii) 緊接下列中最早日期前五個交易日，聯交所每日報價表所示本公司股份之平均收市價：

(A) 簽署相關交易協議日期；

(B) 宣布相關交易日期；或

(C) 依據交易釐訂將予發行之本公司股份價格之日期；

「有關期間」指本決議案獲通過之日起至下列中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之組織章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；

「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人，按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份，惟本公司董事可就海外股東或零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或該等地區任何認可監管機構或任何證券交易所之規定後，作出彼等認為必須或權宜之行動，以取消若干股東在此方面之權利或另作安排；及

「聯交所」指香港聯合交易所有限公司。」

6. **「動議**：

(a) 在下文(b)段之規限下，根據所有適用法例及規例，一般及無條件批准本公司董事於有關期間(定義見下文)行使本公司一切權力，在聯交所(定義見下文)或本公司股份可能上市並獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.10港元之股份；

(b) 本公司根據上文(a)段之批准於有關期間購買或有條件或無條件同意購買本公司股本之面值總額，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

(c) 就本決議案而言：

「有關期間」指本決議案獲通過之日起至下列中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之組織章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；及

「聯交所」指香港聯合交易所有限公司。」

7. 「**動議**待提呈本決議案之本公司股東週年大會通告內第5及6項普通決議案獲通過後，將本公司根據及按照上述第6項決議案所購買本公司股本中之股份面值總額，加入本公司董事根據及按照上述第5項決議案可能配發或有條件或無條件同意配發之本公司股本面值總額內。」

8. 「**動議**在獲得香港聯合交易所有限公司批准於召開本公司股東週年大會通告發出之同日寄發予股東之通函內所述之二零零七年優先認股權計劃(其條款載於註明「A」記號現提呈本大會並由大會主席簽署以資識別之文件印本內)之條件下，並因應香港聯合交易所有限公司之要求對二零零七年優先認股權計劃作出修訂後，批准及採納二零零七年優先認股權計劃作為本公司之新優先認股權計劃，並且授權本公司之董事會辦理一切必需或適當之事項以及訂立一切必需或適當之交易與安排，使二零零七年優先認股權計劃得以生效而不論董事或其中任何一位董事可能與二零零七年優先認股權計劃有利益關係。」

9. 作為特別事項，考慮並酌情通過下列決議案為特別決議案：

特別決議案

「**動議**對本公司之組織章程細則作出以下修訂：

(a) 就細則第2條而言，

完全刪除「報章」之現有釋義；

(b) 就細則第27條而言，

(i) 刪除「於香港政府憲報刊登通告及於一份英文報章(以英文)及一份中文報章(以中文)至少一次」之字句；及

(ii) 以「按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式(如有)通知有關人士」取代；

(c) 就細則第67A條而言，

(i) 刪除「如屬可行，有關重新安排大會之日期、時間及地點之通告，亦應最少於香港一份英文報章及一份中文報章刊登」之字句；及

(ii) 以「如屬可行，有關重新安排大會之日期、時間及地點之通告，亦應按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式(如有)送達任何股東」取代；

(d) 就細則第171條而言，

(i) 刪除現有第(iv)段；及

(ii) 以「(iv)按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式(如有)刊發」取代；及

(e) 就細則第182條而言，

(i) 刪除「於彼認為適合之一份英文報章(以英文)及一份中文報章(以中文)上刊登廣告或」之字句，並以「按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式(如有)」取代；及

(ii) 刪除該段最後一行「廣告登出或」之字詞。」

承董事會命
公司秘書
陳志聰

香港
二零零七年五月四日

附註：

1. 凡有權出席大會並於會上投票之股東可委任一名或以上受委代表代彼出席大會，並在以按股數表決時代彼投票。受委代表毋須為股東。

2. 隨函附奉之大會適用之代表委任表格。代表委任表格連同簽署表格之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。

3. 填妥及交回代表委任表格後，股東仍可依願親身出席大會或其任何續會並於會上投票。在此情況下，委任代表之文據將被視作撤銷。

4. 本公司將於二零零七年五月二十五日至二零零七年五月二十九日(包括首尾兩日)期間暫停辦理股份過戶登記手續。如欲獲派發建議之末期股息，所有過戶文件連同有關股票最遲須於二零零七年五月二十三日下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓以便辦理過戶登記手續。

5. 第3項決議案所述建議重選之董事為鍾志平博士太平紳士、Christopher Patrick Langley先生OBE、Manfred Kuhlmann先生及Stephan Horst Pudwill先生。

6. 載有(其中包括)有關建議重選董事、發行股份及購回本公司股份之一般授權、採納二零零七年優先認股權計劃及修訂組織章程細則之資料之通函，已寄發予本公司股東。

於本通告刊發之日期，董事會包括五名集團執行董事：主席兼行政總裁Horst Julius Pudwill先生、副主席鍾志平博士太平紳士、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；以及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。



2006年 年報

RECEIVED
2007 MAY 17 A 9:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



強勁品牌
創新產品
優秀人才

股份代號：66


TTi
Milwaukee
AEG
RYOBI
Homelite
HOOVER
Dirt Devil

集團簡介

本集團矢志成為業界翹楚。創科實業是領導全球的家居裝修及建造業之消費性及專業產品生產商。創科實業生產各式各樣的創新產品，包括電動工具及電動工具配件、戶外園藝電動工具、地板護理以及激光儀及電子產品。

本集團產品以包括Milwaukee®、AEG®、Ryobi®、Homelite®、Hoover®、Dirt Devil®及Vax®的領先品牌，透過家居用品中心、主要零售商、工具總匯分銷商及其他渠道分銷世界各地。此外，創科實業與北美洲及歐洲的名牌公司及自有零售品牌合作，承包其重要生產業務。

本集團的成功有賴強勁品牌、創新產品及優秀人才。二零零六年營業額達21,800,000,000港元，連續十二年錄得盈利增長。

目錄

1 財務摘要
2 主席報告書
16 業務回顧
• 電動工具
• 地板護理
• 激光儀及電子
36 副主席之言
38 董事會
40 環球管理人員
42 管理層討論與分析
47 企業管治報告
57 董事會報告書
69 獨立核數師報告書
70 綜合財務報表
78 綜合財務報表附註
127 財務概要
128 公司資料

財務摘要

	2006 百萬港元	2005 百萬港元	2006 百萬美元	2005 百萬美元	變動 %
業務營運					
營業額	**21,823**	22,358	**2,798**	2,866	–2.39
毛利	**6,893**	6,942	**884**	890	–0.71
除利息、稅項、折舊及攤銷前盈利	**2,098**	1,989	**269**	255	+5.49
母公司權益持有人應佔溢利	**1,072**	1,019	**137**	131	+5.19
每股基本盈利（港仙／美仙）	**73.18**	73.53	**9.38**	9.43	–0.48
每股股息（港仙／美仙）	**19.10**	18.60	**2.45**	2.38	+2.69
截至年結日之財務狀況					
資產總值	**21,320**	20,375	**2,733**	2,612	+4.64
流動資產淨值	**5,642**	4,839	**723**	620	+16.60
母公司權益持有人應佔權益	**6,997**	6,112	**897**	784	+14.47
資產開支	**473**	597	**61**	77	–20.73
每股賬面淨值（港元／美元）	**4.78**	4.18	**0.61**	0.54	+14.35

母公司權益持有人應佔溢利
百萬港元


2006
1,072
1,019
926
674
413

每股賬面淨值
港元


2006
4.78
4.18
2.55
1.90
1.42

毛利率
%


2006
31.59
31.05
30.30
29.57
25.99

除利息、稅項、折舊及攤銷前盈利率
%

2006
9.61
8.90
9.13
8.77
8.69

主席報告書

“強勁品牌、創新產品、優秀人才及
最佳價值乃創科實業的增長動力。”



Horst Julius Pudwill
主席兼行政總裁

二零零六年業績摘要

- 溢利連續十二年獲得增長及再創新高
- 收購Hoover®後，本集團晉身全球地板護理業的領導者
- 專業電動工具品牌業務錄得增幅
- 毛利率及經營利潤上升
- 強化全球管理架構



2006
19.10
18.60
17.00
12.50
8.00

每股股息
(港仙)

創科實業矢志成為業界翹楚。本集團致力實踐業務策略，以強勁品牌、創新產品、優秀人才及最佳價值的實力，爭取市場領導地位。在此等戰略性增長動力的推動下，本集團目標業務的業績不斷提升，為客戶及股東持續增值，這正是本集團的宗旨，並為二零零六年度再創新高的驕人業績奠下基礎。

二零零六年母公司權益持有人應佔溢利破紀錄達到1,072,000,000港元，較去年度增加5.19%，連續第十二年錄得增長。憑著領先品牌、創新產品及致力提升成本效益，本集團的淨利潤比率由二零零五年的4.56%提升至4.91%。業務整合及持續改進計劃(CIP)所節省的成本，抵銷了全球商品價格及融資成本上漲帶來的影響，集團的毛利率由上年度的31.05%改善至31.59%，經營溢利比率由去年7.05%提升至7.59%。計及二零零五年九月股份配售的全面攤薄影響後，每股基本盈利為每股73.18港仙，較二零零五年的73.53港仙稍低。

二零零六年，本集團營業額為21,820,000,000港元，較二零零五年微降2.39%。二零零六年上半年營業額錄得強勁增長，繼受美國宏觀經濟放緩影響，本集團下半年面對更多挑戰。承接上半年的增長勢頭，本集團持續在北美洲以外地域擴展業務，並於下半年及全年度取得接近雙位數字的增長。本集團的地板護理業務於下半年回升，營業額錄得正面增長。本集團宣佈收購Hoover®地板護理業務，與現有地板護理業務合併後，創科實業已成為全球地板護理行業的領導者。

本集團欣然宣佈，董事會建議派發末期股息每股12.60港仙。連同中期股息每股6.50港仙合計，全年度合共派息每股19.10港仙，二零零五年則為每股18.60港仙，增幅達2.69%。

業務回顧

與去年相比，本集團電動工具業務營業額增長平穩，但本集團的專業電動工具及配件品牌Milwaukee®及AEG®全年營業額均錄得正面增長，歐洲業務亦繼續維持擴充動力。Milwaukee®V28™及嶄新的V18™鋰離子充電式工具和Ryobi®品牌的 One +™ System深受市場歡迎，大大改變了零售商及用戶對電動工具的傳統觀念。二零零六年，該等產品在北美洲以外地區市場成功推出，意義深遠。本集團推出超過75種新產品，其中過半數新產品屬於Ryobi®品牌的 One +™ System系列，擴大了本集團的電動工具產品種類。Milwaukee®整合計劃將繼續減低本集團專業工具的生產成本。

過去十二個月，本集團戶外園藝電動工具業務效率進度理想，本集團更於年內將汽油推動產品的生產移師至中國。於二零零六年年內，有賴推出Ryobi®品牌的新高壓清洗機及鏈鋸，抵銷了歐洲上半年銷售淡季造成的影響，令戶外產品業務取得個位數字增長。於年底時，在世界各地推出新Homelite® MightyLite™輕巧汽油剪草機、割草機、吹風機及籬笆修剪機。此項業務具備有利條件，可持續締造營運效益，為市場不斷創造嶄新產品。

利潤比率不斷提升


毛利率
31.59
EBITDA率
9.61
8.90
EBIT率
7.13
5.79
5.44
純利率
4.91
4.56
2006
2005

地板護理業務於下半年在多個市場表現出色，全年收益較二零零五年減少2.16%。在北美洲，配備D2 Dual-Cyclonic Technology™的Dirt Devil® Reaction™吸塵機乃針對要求較高的用戶而設計，深受客戶歡迎，有助擴大產品種類，提高品牌帶來的盈利。此外，獨一無二的Dirt Devil® KONE™產品不單止外型美觀，亦相當實用，在強大市場推廣活動的攻勢下，營業額節節上升。Vax®品牌持續滲透英國地板護理市場，強化其身為英國第二大品牌之地位，歐洲營業額續見上揚。本集團採取之一貫品牌策略，是在市場推出針對終端用戶的高增值新產品，創新產品及強勁品牌可締造機會，帶動盈利持續增長。

二零零六年十二月，本集團宣佈收購Hoover®（交易已於二零零七年一月三十一日完成），令既有的強勢品牌組合再添一員。收購此品牌的戰略意義重大，此舉將可使本集團在全球地板護理市場上進佔領導地位，並為未來擴充業務提供優異的品牌平台。Hoover®為地板護理行業內歷史最悠久的品牌；時至今日，Hoover®仍為全球各地享負盛名的名牌之一。創科實業具備超卓的營運效率，能夠迅速推出創新產品並擁有最佳成本供應鏈，與Hoover®品牌優勢結合後，勢可達致最佳的協同效益。本集團的地板護理業務將坐擁強勁的品牌組合、創新產品、全球規模及廣闊的客戶基礎，凡此種種均為盈利增長打造堅穩平台。

以市場地區劃分之營業額


北美洲
74%
歐洲及世界其他地區
26%

創科實業一直著重以最佳價值生產產品及提供服務。本集團藉著強化各業務單位的全球採購功能，透過推出CIP，達致節省成本的目的。此等最佳價值措施充分發揮了本集團的直接及間接採購規模，有助擴大本集團的業務改善計劃。此等措施對抵銷年內商品價格升幅大有幫助。業務改善計劃於二零零六年展開，本集團將於二零零七年調整目標、調動資源以加快發展步伐，持續於各層面大力推進此項計劃。

創科實業之增長動力

以下四項策略性動力乃創科實業在競爭市場內不斷增長的平台。

強勁品牌 領先品牌可在市場上爭佔優勢，故需作出品牌投資。產品表現能夠經歷時間的考驗，可打造客戶對品牌的忠誠度，繼而保持強勁的毛利率，於零售市場佔據有利位置。

創新產品 本集團深信創意是持續錄得盈利及推動業務增長的火車頭。本集團將會透過開發創新產品，專注發展尖端技術，致力迎合用戶的需求，從而達致高價值品牌及優質產品的目標。

優秀人才 本集團不斷投放資源積極培育人才。本集團上下全體成員由高級管理層以至廠房員工，皆富工作熱誠、純熟技能及智慧，藉以帶動本集團進佔目標市場內的龍頭地位。

最佳價值 置身第一位意味要以最高水平、最具競爭力的成本及最佳價值實踐各方面業務。本集團銳意通過持續改善計劃（CIP）、全球採購及供應鏈管理，提升業務各個層面的營運效益。

展望

本集團正制訂未來增長及提升利潤比率的進程。經過第二年整合二零零五年進行的電動工具收購活動後，本集團開始受益於綜合協同效益。本集團決心整合最近期的收購活動—Hoover®，於二零零七年從市場推廣及營運效益中獲益。本集團日後將專注於核心業務擴充和物色策略性收購，藉此提升本集團的營業額及利潤。

本集團的電動工具業務旗下的品牌組合深受專業人士及客戶信賴。本集團對二零零七年北美洲的電動工具業務仍然感到樂觀。本集團積極提升門市服務組織，藉此擴大銷售範圍，並推出Jobsite Solutions（工作地點解決方案）計劃以照顧專業電動工具的終端用戶，以及推行市場推廣計劃向終端

用戶推介本集團的新穎品牌及產品。就歐洲及世界其他地方的業務而言，本集團矢志在各主要渠道推出新產品及擴大地理版圖，達到雙位數字增長。本集團以全球產品平台為重心，系統化針對特定的最終用戶類別── 專業人士與消費者，進一步優化新品開發過程。此舉將為本集團的開發資源配置方面締造更大效益，提升本集團交付產品方案及創新意念以迎合終端用戶需要的能力，從而推動本集團業務增長。

地板護理業務呈正面增長，首要任務為收購Hoover®後之整合。本集團宣佈成立創科實業地板護理全球研發中心，預期於二零零七年下半年研發出新產品。北美洲市場計劃將可提高Hoover® FloorMate™、SteamVac™ All Terrain、WindTunnel™、Dirt Devil®、KONE™、Reaction™及Broom Vac®產品的知名度。隨著本集團於歐洲推出新產品、於加拿大及中東開展業務及於北美洲推出Sears® Kenmore®品牌吸塵機，地板護理業務勢可取得堅實增長。

本集團推出北美洲校園招聘及領袖培訓計劃，實踐本集團以優秀人才建立業務的核心戰略。本集團的羅致對象為具有領導熱忱及追求成功的人才。此外，本集團於全球各地增設行政職位，並聘請在銷售、市場推廣、產品開發、營運及高級管理等領域獨當一面的商業領袖出任該等職位，藉以強化本集團現時的管理團隊。本集團於產品開發、市場推廣及最佳成本營運績效方面生機勃勃、步伐急速，預計對本集團將大有助益。

本人再次衷心感謝集團員工專心致志推動本集團達成目標，協助本集團在核心業務上成為全球領導者。本人亦感謝董事會同仝年內對集團管治及長遠目標提出之真知灼見及深入分析。最後，本人謹感謝股東、客戶及合作夥伴之鼎力支持，令本集團於二零零六年再創佳績。

Horst Julius Pudwill
主席兼行政總裁

強勁品牌


Milwaukee

Homelite®

AEG

強勁品牌
領導市場

本集團相信可靠表現是品牌成功的首要條件。如果用戶信賴產品的表現，產品便成功。Milwaukee®、AEG®、Ryobi®、Homelite®、Dirt Devil®、Vax®等品牌深受市場愛戴，以及穩佔市場的領導地位逾百年的Hoover®，都是擁有強大實力的品牌，足以吸引各個市場成千上萬的用戶選用。

強勁的品牌能夠帶領市場。本集團在研發工作上作出進取投資，確保產品技術先進，而以策略為本的市場推廣活動既能擴充市場，亦能提高市場滲透率。品牌忠誠度是持續增長及提升盈利能力的基石，本集團的強勁品牌為現今未來增長打好基礎，乃本集團所有行動之指標。



創新產品


Milwaukee

產品創新 別無蹊徑

本集團投放大量資源從事消費者／終端用戶研究，以製訂市場為本的業務策略，並取得驕人成績。本集團率先於市場推出鋰離子電動工具，提高動力之餘，亦大大減輕電池重量。本集團亦首先在市場推出統一電池系統，使Ryobi®品牌之 One+™ System的各種工具均可使用同一種電池，方便用戶。

本集團亦於市場推出最輕巧的手提式汽油戶外園藝電動工具，包括剪草機、灌木修剪機、籬笆修剪機、吹風機。本集團發明無塵袋吸塵器技術，率先將之引入地板護理行業，並繼續開發全球最方便易用的吸塵器。本集團致力創新的精神，亦展現於生產營運、行政管理及客戶關係各方面。創新精神是保持盈利增長的關鍵，本集團對公司上下的創新文化精神引以為傲。

優秀人才


RYOBI



簡而言之，本集團矢志成為各個市場的領導者

本集團深信，一家機構必須釐清其策略、文化及價值。本集團旗下僱員超過20,000人，我們致力確保每位員工皆朝著共同目標進發。簡而言之，本集團矢志成為各個市場中之領導者。

要成為領導者，必須具備堅毅過人的鬥志。本集團員工深明成為領袖的必備條件，亦充滿鬥志及智慧，在各個領域領導群雄。由產品開發至供應鏈物流、由目標收購以至全面市場推廣活動，本集團皆以創新意念促進業務發展及盈利表現，務求冠絕同儕。


RYOBI

最佳價值

創新的意念亦須有效執行，才能推出市場

本集團的創新文化亦可見於集團致力成為締造最佳價值的生產商。締造最佳價值所指乃集團以最高水平、最具競爭力的價格及最佳價值經營業務的各個細節。本集團不時評估各營運範疇，致力推動營運不斷改善。創新的意念亦須有效執行才能推出市場。本集團的全球網絡為各營運單位締造機會，同時達到產品互動改良、分享市場研究及生產經濟規模三個作用。

本集團在營運上擁有靈活性，能夠對瞬息萬變的市況作出迅速反應，同時保持利用集團最佳成本供應商基礎的能力。有效的供應鏈管理令集團的營運更靈活，其所帶來的策略優勢大大提高集團的利潤。優質創新的產品結合最佳價值的營運效益，可發揮巨大協同效應。這讓我們全球的客戶及終端用戶能購買得到最物有所值的優質產品。

RYOBI

電動工具



業務回顧

摘要


Milwaukee

- 在成功的V28™系列中建立新V18™ 鋰離子充電式電動工具
- 擴大 Sawzall® 馬力鋸產品種類
- 於歐洲取得增長


RYOBI

- 北美洲以外地區取得雙位數字增長
- 推出One+™ System系列九種新產品


AEG

ELECTRIC TOOLS

- 營業額及經營溢利錄得增長
- 擴大地域版圖

Homelite®

- 推出 MightyLite ™
- 營運效率改善

電動工具

- 受惠於創新產品及營運效益，溢利創新高
- 專業電動工具品牌錄得增幅
- 嶄新鋰離子技術擴充本集團的專業充電式電動工具業務
- **Milwaukee®**遷徙計劃進展良好
- 營業額**17,120,000,000**港元，佔總營業額**79%**

本業務營業額


電動工具
79%
地板護理
20%
激光儀及電子
1%



電動工具業務包括電動工具、電動工具配件及戶外園藝工具，此項業務之經營溢利再創新高，主要來自本集團專業品牌Milwaukee®、AEG®及RIDGID®的強勁銷售表現。經營溢利達1,462,000,000港元，較二零零五年顯著增長18.16%。營業額為17,120,000,000港元，佔本集團營業額之79%。由於北美洲市場本年度下半年相對表現疲弱，全年營業額較上年度輕微下跌0.35%。儘管原材料成本持續上升導致經營環境困難，本集團溢利率仍可由去年7.20%改善至8.54%，實有賴本集團不斷創新產品，致力改善品質，加上實施全球供應鏈系統、產品轉移計劃及CIP，為集團的營運表現帶來正面影響。


AEG



回顧 • 電動工具及配件

二零零六年，Milwaukee®繼續開發更多專業用鋰離子充電式電動工具系列產品，成功領導市場。新的V18™系列產品已廣為市場認受，連同V28™鋰離子電動工具系列，擴闊充電式產品的種類。此外，Milwaukee®在Sawzall®全線刀片系列之支持下，致力推出嶄新產品，同時加強市場推廣，包括制訂特定行業擴充計劃，藉此鞏固Sawzall®之市場地位。此外，Milwaukee®通過不斷建立品牌知名度及擴大分銷網絡，歐洲業務獲可觀增長。

二零零六年通過推出新產品、增加現有市場的分銷渠道、擴充至東歐、中東及南非市場，加上受惠於創科實業整合帶來的協同效益，AEG®的業績大有改善，營業額上升，溢利達標。二零零六年重心轉為全球產品開發，據此將AEG®品牌旗下15種新產品推出市面，連同二零零七年增加新產品數目的計劃，充分體現協同效益。

儘管Ryobi®品牌於北美洲面對重重挑戰，但是在北美洲以外地區仍錄得接近雙位數字增長，其中One+™System乃首次於全年銷售。Ryobi®品牌旗下One+™System產品共43種，包括9種18伏特電池及充電式工具平台開發的新產品，如One+™多角度打磨機及One+™收音機。此系列One+™產品已建立強大銷售點，深受用家歡迎，需求節節上升，相信可帶動本集團遍佈全球各地主要零售夥伴之未來業務增長。

於北美洲，創科實業製造的RIDGID® 電動工具產品業務營業額再創新高，Max Select® 整個產品系列大受市場歡迎、創新推出的雙電壓（18v及24v）工具，以及標榜採用鋰離子電池技術的嶄新Xli™ 24v 工具組合，種種創新產品使RIDGID® 繼續成為舉足輕重、增長迅速的專業電動工具品牌。

至於Sears Holdings Corporation的 Craftsman® 電動工具及配件系列，本集團繼續致力提供頂級的新產品、進行產品創新及作出其他貢獻。二零零六年代表作包括推出全新的Craftsman® 數位深度刨鉋機及鑽床，使數位深度精密計算更為準確。另外亦推出了獨一無二的雙激光環形鋸機，配備創新的可調整前置激光，投射出虛擬邊緣指引線；還有配備「自動操作模式」自動鎖盤的14.4v充電式電鑽／起子機。

回顧年內，本集團於市場推出多項新穎及革新的電動工具配件。Milwaukee® 推出新一代滑座式鋸機刀片Ice Edge™，專為切割高硬度的金屬而設，以符合專業人士需求。AEG®推出 DrillConnect™ 旋轉風鑽鑽頭連接套，鑽頭延伸快捷、堅固。此外，Milwaukee® 推出Secure Grip™ 風鑽，適用於平柄及附有中耑保護包裝的充電式風鑽。本集團製造的超堅硬AEG® dyn.C TCT 萬能孔鋸，亦在歐洲掀起了熱潮。


Milwaukee ICE EDGE TORCH
USA SAWZALL BLADE
RIDGID


CRAFTSMAN

業務回顧

電動工具

二零零六年成功落實一項大型市場推廣計劃，對本集團的電動工具業務發揮長遠功效。Jobsite Solutions是一透過各項建立及促進品牌忠誠度的措施，針對專業電動工具終端用戶的 Milwaukee® 產品專注改良計劃。Jobsite Solutions不單只是產品解決方案範圍，還涉及到服務、付運、教育、維修、保用及其他增值服務，務求解決專業用戶的疑問。該計劃亦將為重要的人才培訓計劃，為Milwaukee®以至創科實業上下培育未來的管理人才。

二零零六年標誌著本集團的電動工具最佳成本計劃發展重要的一年。在Milwaukee®與AEG®整合下，本集團精簡全球研發及開發新產品的架構，以免資源重疊。產品開發資源現時按照產品種類、技術及品牌而分類管理，藉以建立專業性，而本集團亦因此而創立了高效率的全球產品開發團隊。隨著研發開支及新產品開發活動增加，二零零七年開發的新產品數量亦將會上升。

本集團藉著落實全球採購及CIP，締造最佳價值。此等高水平措施提升創科實業的規模，於材料成本上漲時期為本集團節省成本及締造營運效益，本集團將於二零零七年進一步擴大此等措施。年內，Milwaukee®遷徙計劃進行得如火如荼，本集團現時專心致志，利用中國生產設施製造品質專業的Milwaukee®充電式電動工具，產品分銷至世界各地的專業用戶。

展望未來 • 電動工具及配件

二零零六年下半年北美洲業務放緩，而本集團預期踏入二零零七年當地業務將會反彈回升，並已加強其電動工具之消費市場推廣計劃力度。本集團將於來年推出利用嶄新鋰離子電池技術生產之充電式電動工具產品，力求進一步提升創科實業於充電式電動工具之領先地位。本集團於歐洲及世界各地之業務持續穩健增長，新產品乃本集團營業額增長之主要來源，至於在核心地區及新發展市場開發新分銷渠道亦會為本集團帶來貢獻。Ryobi®品牌的One+™ System及Milwaukee® V18™系列均為本集團業務增長的重要產品。

本集團深信，憑藉我們轉向成立全球產品開發平台、Milwaukee®的遷徙計劃及創科實業的最佳價值措施，本集團的電動工具業務更具競爭優勢，投入更重要的投資於市場推廣方面。得到Milwaukee®為專業用戶推出的「Lighting Max Repair」(快速最佳維修)，旨在提供簡便快捷的產品維修方案等市場推廣計劃的支持下，Milwaukee®, AEG®及Ryobi®品牌表現強勁。另外一項重要計劃是本集團的北美洲門店服務團隊，該團隊現時與本集團培育未來領袖人才的領袖發展計劃(LDP)同步發展。LDP將可加強市場培訓，而該團隊每天為本集團零售夥伴的零售店帶來活力和創意，將可使本集團的零售夥伴受惠。

憑藉本集團的強勁品牌、創新產品、優秀人才及最佳產品價值策略下，電動工具業務的溢利大為改善，並為其奠下良好基礎，繼續追求達到全球第一領導地位。


AEG
RYOBI


Homelite
Lite
26b
HALF
CHOKE

回顧 • 戶外園藝工具

二零零六年，戶外園藝工具營業額錄得增長，Homelite®及Ryobi®品牌於北美洲以外地區之營業額持續錄得雙位數字增長。至於營運方面，集團專注改善成本效益，透過亞洲供應鏈提升新產品推出的效率及生產力，為集團於下半年締造良好收益。此外，本集團積極實施嚴謹的管理措施及採購系統，加上推出CIP減省不少成本，均為本集團減省成本之主要因素。此外，本集團亦投放資源開發創新產品，充分善用工程資源，擴大產品系列，促進業務增長。

加入全新的剪草機、修邊機、高壓清洗機和鏈鋸以擴大Ryobi®品牌產品系列，為主要市場帶來營業額增長，產品系列更為完備，同時亦可建立品牌知名度及忠誠度。Homelite® 開始生產新的MightyLite™系列汽油剪草機、剪邊機及吹風機，它們均獲業內定位為價格合理、體積最輕巧的戶外園藝產品。Homelite®及Ryobi®兩個品牌定位更為優越，同時定位為創新、易用兼可供DIY及輕型商業用途的工具，切合本集團按特質及價格劃分市場，以便終端用戶作出明智的產品選擇。

展望未來－戶外園藝工具

本集團期望二零零六年的市場佔有率增長將於二零零七年持續。汽油吹風機於二零零六年錄得雙位數字增長，加上已計劃的多個新產品，將有助帶動業績上揚。下年度，Homelite®將會在全球各地推出全新的MightyLite™系列。於北美洲，本集團成功開發創新產品系列及加強市場推廣實力後，預期現有分銷渠道及潛在新渠道將會同時增加。至於北美洲以外地區，本集團的產品及品牌已上了軌道，營業額將持續增長，並且積極擴大業務範圍至東歐、中東、南非及拉丁美洲等地。

二零零七年，所有的生產工序將在亞洲進行，加上CIP將可進一步控制成本，本集團勢將按照最佳價值策略，繼續獲得營運效益。推出眾多新產品、積極進取的市場推廣與促銷策略，加優越營運效率，締造了讓業務持續躍進的平台。


RYOBI
Homelite

地板護理

業務回顧
摘要


HOOVER

- 北美洲信譽最超著之地板護理品牌
- 高檔次及齊全地板護理產品系列
- FloorMate™, WindTunnel™及SteamVac™ All Terrain產品領先創新


Dirt Devil

- 高踞美國吸塵機品牌銷量第一
- 成功推出KONE™及Reaction™產品，反應熱烈，遠超預期


vax

- 英國第二大品牌
- 營業額錄得雙位數字增長

地板護理

- 首要任務乃完成與Hoover® 之業務整合
- 創新產品帶動下半年業務增長
- 享譽國際品牌及產品開發計劃
- 營業額**4,430,000,000**港元，佔總收入**20%**

本業務營業額


地板護理
20%
激光儀及電子產品
1%
電動工具
79%

於二零零六年，本集團地板護理業務成功建立推動未來業務發展的平台，包括收購Hoover®地板護理業務。本集團之強勁品牌組合陣容鼎盛，包括Hoover®、Dirt Devil®及Vax®。除此以外，本集團的地板護理業務亦擁有強勁的競爭優勢，包括強大的產品開發能力、具成本效益的供應鏈，以及全面的產品系列。本集團將繼續以創科品牌產品擴展北美洲以外地區之業務。

本集團成功開發多個自身品牌，因此地板護理業務於下半年在北美洲及歐洲均錄得增長。去年全年營業額為4,430,000,000港元，較上年度下調2.16%，佔本集團總營業額的20%。至於成本方面，儘管原材料價格不斷上漲，但本集團實施全球採購系統及CIP後經已抵銷部分不利影響。本集團同時致力推出嶄新產品，強化各主要市場之推廣活動。經營溢利下降至3.54%至157,000,000港元。

回顧 • 地板護理

憑藉強大的品牌優勢，地板護理業務將會不斷推陳出新，致力爭取最佳價值效益，組成一支人才濟濟的管理團隊。於二零零六年，本集團集中力量成功達到多項重要目標。首先，本集團不斷革新及改良現有技術，開創出獨一無二的產品，藉此提高終端用戶對集團產品的認受程度，同時滿足零售市場之需求，積極提高產品的利潤。此策略成效顯著，這從Dirt Devil® Reaction™、Broom Vac®及KONE™




HEPA
FILTER
HOOVER
WINDTUNNEL

地板護理

系列產品在北美洲的銷售表現相當突出已可見一斑。再者，即使面對全球成本不斷上漲壓力，在本集團有效實踐成本控制策略、全球採購措施及CIP加強供應鏈體系下，集團整個供應鏈成功運作，減省不少成本。至於中國製造業務方面，本集團主力發展核心品牌業務，並致力開發產品平台。經過一輪業務整頓後，本集團會繼續積極進一步精簡製造業務架構。建立品牌優勢一直是創科實業之基本發展策略，自從本集團於二零零六年加強Dirt Devil®及Vax®等核心品牌之市場推廣策略後，產品知名度日隆。收購Hoover®業務更令本集團如虎添翼，星級品牌組合令本集團實施終端用戶按品牌分類策略。此外，本集團積極招攬世界各地人才，匯聚傑出的管理人員，矢志建立一支專業的管理團隊。北美洲及亞洲的管理團隊經已準備就緒，負責整合Hoover®業務。本集團已於加拿大及中東等地增設區域業務部主管新職位，並計劃於其他地區增設有關職位。

於二零零六年，Dirt Devil®於美國的表現遠勝其他品牌競爭對手，吸塵機銷量高踞業內榜首。Dirt Devil®品牌強勁，本集團可借助此機會開發其他高價貨品，於市場推出更多嶄新產品，為產品的營業額及盈利建立平台推動增長。Hoover®乃針對高檔次優質吸塵機市場之品牌，可同時利用創科實業最佳成本控制供應鏈、最近成立之創科實業地板護理全球研發中心以及創科實業龐大的市場推廣及分銷力量，相信Hoover®將可因而受惠。加快與Hoover®整合乃本集團之首要任務，通過業務合併，兩者在銷售、市場推廣、工程及後勤支援都可產生協同效應，藉以取得優勢。本集團宣佈已開始整合Hoover®位於美國俄亥俄州的製造廠及營運業務。本集團深信地板護理業務經合併重整後，將會在北美洲市場處於領導地位，並在本集團引領下再創高峰。

至於北美洲以外地區，此項業務營業額錄得雙位數字增長，主要由本集團Vax®業務帶動。儘管市場競爭相當激烈，Vax®仍穩佔英國第二大品牌地位，其營業額取得雙位

數增長。Vax®E 推出逾五十種嶄新產品，成功擴大市場版圖。加入Hoove ®後，將可為Vax®業務締造新的產品發展契機。年內，D t Devil®在歐洲艱苦經營，新產品的受歡迎程度較預期緩慢。經重新改良產品系列後，全線新產品已開始獲用家接納，市場反應良好。整體而言，本集團於未來將會繼續開發北美洲以外地區之業務，積極推出嶄新產品，致力擴大地域市場。

展望未來 地板護理

二零零六年乃奠定地板護理業務迅速增長的一年，本集團目前擁有差不多所有最著名的地板護理產品品牌。Dirt Devil®已穩佔有利位置，繼續運用目前的策略，充分發揮製造業務方面的規模經濟效益，輔以快捷有效的供應鏈運作，推出獨有全新系列產品。展望來年，本集團計劃推出多項嶄新產品，包括KURV™及KRUZ™手提式吸塵機，以及新推出「i」™直立式吸塵機。二零零六年，由於本集團致力開發自身領先品牌，故此本集團旗下合約業務將會繼續經歷過渡期 相信自本集團於本年度上半年推出新一代Sears® Kenmore®吸塵機後，此項業務仍然可望於二零零七重拾升軌。

本集團已為Hoover®系列吸塵機定下一連串積極進取的發展大計，其中包括推出更多嶄新的優質產品，令Hoover®業務順利合併 成功與本集團位於世界各地的業務整合，最終達致規模經濟效益。本集團預期Hoover®將會繼續於高檔次吸塵機市場穩據一席，有效提升營運效益，大大降低經營成本。

此外，Vax®已為日後持續增長作好充分準備。二零零六年推出之新產品將可於二零零七年為集團帶來全年貢獻，集團亦已準備於年內推出更多全新產品。Dirt Devil®及Hoover®在全球多個市場經已爭佔領先位置，相信未來將會逐漸邁向國際化。與此同時，Hoover®品牌亦為本集團締造大好良機，作好準備進軍拉丁美洲市場。


NOMAD
Dirt Devil

激光儀及電子

業務回顧

摘要

RYOBI

RYOBI

- 推出 **AIRgrip™** 自動十字激光水平儀
- 積極推出手動及自動激光水平儀、超聲波探測儀、牆體金屬及電流探測器
- 推出先進創新的內置計算機及錄音功能之長波超聲量度儀

激光儀及電子

- 貢獻溢利
- 業務表現符合預期
- 營業額**279,000,000**港元，佔總營業額**1%**


本業務營業額
激光儀及電子
1%
地板護理
20%
電動工具
79%

激光儀及電子二零零六年之業績符合預期，營業額因激光產品市場持續調整而較去年下調。歐洲的營業額維持穩定，護嬰產品的銷售則上升。本集團藉著CIP及改善支出架構有效控制開支，故此錄得營業額279,000,000港元，佔本集團總營業額 1%，經營溢利為 37,000,000港元。

業務回顧 • 激光儀及電子

本集團在多個主要類別及市場中獨當一面。創科實業遵行專注產品創新的策略，在電子手提工具、太陽能照明燈及護嬰產品中，成功推出多項新產品。因應激光儀產品市場回復至正常存貨及銷售周期，集團亦在Ryobi®品牌下開發了全新AIRgrip™產品，以供稍後時間付運。

展望未來 • 激光儀及電子

從種種跡象顯示，二零零七年激光儀市場正開始緩慢地復甦。本業務在其他電子手提工具及探測器、太陽能照明燈及護嬰產品類別中，有機會錄得增長。新產品開發規劃已擴展至電子工具的新市場，包括數位恒溫器及濕度計、太陽能充電器及全新系列電子牆體探測器等等。


RYOBI

副主席之言

“上下一心 • 專心致志 • 共同目標”



鍾志平博士 *太平紳士*
副主席

上下一心

始於主席與本人創辦創科實業時，我們一直堅信團隊精神的重要性。假若缺乏團隊精神，即使人數再多，果效亦難與共同合作的精兵相比。經過多年發展，創科集團每位員工都依然堅守團隊合作的信念。時至今日，本集團於全球各地聘用超過20,000名員工，每位員工各來自不同背景、具備不同才能及知識。人才齊集創科實業，上下一心，奠定本集團穩步發展的基石。

專心致志

創科實業力臻完美，單憑團隊精神，難以達到集團理想。本集團深具遠見，勤勉克己，專心致志，我們擁有共同目標，凡事力臻完美。本集團致力發展旗下品牌，不斷開發更多創新產品，擁有最佳價值架構，聘用優秀人才。連續十二年錄得盈利增長的佳績，印證了本集團專注發展業務的豐碩成果。本集團上下一心，成功奠定堅穩基礎，共同專心致志發展業務，帶領公司再闖高峰。

共同目標

本人深信，憑藉創科實業各成員具備的團隊精神，分享共同理念，凝聚各人力量，我們定能達致創科實業創辦的共同目標：「矢志成為業界翹楚」。

讓我們攜手迎接未來，捉緊每個商機。

鍾志平博士 *太平紳士*
副主席

董事會

集團執行董事

Horst Julius Pudwill *MSc, 主席兼行政總裁*
Horst Julius Pudwill先生現年六十二歲，為創科實業之合伙創辦人，於一九八五年起出任主席兼行政總裁，負責制訂創科實業之發展策略，專注完善集團之架構、推廣產品，及服務與發展具盈利前景之業務，並致力調整集團之發展方向以迎合客戶要求。

Pudwill先生持有工程碩士學位及商業學士學位，彼擁有豐富的國際商業經驗。

鍾志平博士 *太平紳士, 副主席*
鍾志平博士*太平紳士*現年五十四歲，為創科實業之合伙創辦人，自一九八五年開始擔任集團董事總經理，於二零零七年四月十八日起改任為集團副主席，並繼續擔任集團執行董事，負責集團之企業及業務管理。鍾博士擁有英國華威大學頒授之工程業務管理之理學碩士學位。

鍾博士在電器產品及電子業中擁有近三十年之豐富經驗，對此等行業有著濃厚興趣，對推動工業發展不遺餘力，更積極培育新一代的工業人材。鍾博士於二零零六年榮獲澳洲新南威爾斯省紐卡素大學榮譽博士學位；於二零零五年七月一日被香港特別行政區政府委任為太平紳士；於一九九七年榮獲香港青年工業家獎。鍾博士熱心社會事務，分別擔任多個政府委員會及諮詢團體成員。彼為策略發展委員會經濟發展及內地經濟非官方委員和民政事務局體育委員會會員；亦現任香港工業總會副主席和香港貿易發展局電子及家電業諮詢委員會主席。彼亦為香港理工大學校董會副主席(二零零二年至二零零七年)和職業訓練局委員。鍾博士亦為建滔集團有限公司及特嘉發展有限公司之獨立非執行董事。

陳建華 *FCCA, FCPA, APVC, 業務營運董事*
陳建華先生現年四十七歲，於一九八八年加入本集團，並於一九九零年獲委任為執行董事，現時負責集團之生產營運業務。

陳先生為英國公認會計師公會及香港會計師公會之資深會員，並為香港工業專業評審局會員及香港電器製造業協會理事會委員。

陳志聰 *FCCA, FCPA, 執業會計師, 集團財務總監*
陳志聰先生現年五十三歲，於一九九一年加入本集團，並於一九九二年獲委任為執行董事，現時負責集團之企業事務及財務管理。

陳先生為英國公認會計師公會及香港會計師公會之資深會員、香港稅務學會會員，並在香港獲得執業會計師資格。

陳先生現為金山工業（集團）有限公司（為香港聯交所上市公司）之獨立非執行董事，以及捷榮國際控股有限公司（為新加坡證券交易所上市公司）之獨立董事。

Stephan Horst Pudwill *業務發展董事*
Stephan Horst Pudwill先生現年三十歲，於二零零四年加入本集團，並於二零零六年獲委任為執行董事。其主要職責包括管理、改善及監察本集團之內部運作及發揮各部門間之協同效益。加入本集團之前，Pudwill先生於DaimlerChrysler AG擔當不同管理職務，其中包括平治車系之產品推廣及策劃。

彼現任A&M Electric Tools GmbH之董事，該公司之總部設於德國，為創科實業集團旗下公司之一。Pudwill先生持有英屬哥倫比亞大學之文學士學位，為Horst Julius Pudwill先生之兒子。

非執行董事

張定球 *非執行董事*
張定球先生現年六十五歲，於一九九一年獲委任為董事。張先生為香港聯合交易所有限公司上市公司金山工業（集團）有限公司之非執行董事。

張先生畢業於倫敦大學學院法律系，自一九七零年起出任執業律師，具備香港及英國執業律師資格，現為張葉司徒陳律師事務所顧問。

獨立非執行董事

Christopher Patrick Langley *OBE, 獨立非執行董事*
Christopher Patrick Langley先生*OBE* 現年六十二歲，於二零零一年獲委任為獨立非執行董事。Langley先生曾為香港上海滙豐銀行有限公司之執行董事，現擔任多間上市公司之董事，與香港商界聯繫密切。

Joel Arthur Schleicher *CPA, BSB, 獨立非執行董事*
Joel Arthur Schleicher先生現年五十五歲，於一九九八年獲委任為獨立非執行董事。Schleicher先生在製造業及科技/電訊業累積達二十八年之管理經驗。

Schleicher先生現任Presidio, Inc.（前稱Integrated Solutions, Inc.）之創辦人、主席兼行政總裁，該公司為美國一間大型獨立尖端資訊科技基建解決方案公司。自一九八九年以來，彼曾於私人證券公司擔任顧問、諮詢人及董事會成員，並曾擔任多個管理職位，包括Interpath Communications, Inc.之主席兼行政總裁、Expanets, Inc.之行政總裁及Nextel Communications, Inc.之總裁兼總營運主管；Schleicher先生目前亦出任多間北美洲及國際公司之董事會成員。

Manfred Kuhlmann *獨立非執行董事*
Manfred Kuhlmann先生現年六十二歲，於二零零四年獲委任為獨立非執行董事。於一九九四年至一九九八年間，Kuhlmann先生曾擔任Dresdner Bank AG香港分行總經理，而於二零零四年八月退休前曾出任Dresdner Bank AG杜拜分行總經理。Kuhlmann先生畢業於漢堡銀行學院，擁有豐富財經及銀行業經驗。最近，彼加盟一間歐洲私人證券/非傳統類投資公司出任合夥人。

環球管理人員



亞洲

創科實業有限公司
David Butts
集團高級副總裁

陳子匡
集團總監

Alex Chunn
副總裁 — 產品概念開發

James Gough
內部審計主管

jur. Matthias Hartz 博士
高級副總裁
企業事務 — 創科集團

Marc Hill
部門高級副總裁
可攜式電動工具及配件業務

Thomas James 博士
高級副總裁 — 專業電動工具營運

李德文
司庫

Wong Sakh Hong
副總裁 — 生產

朗廣實業有限公司
Hughes Sanoner
主席兼行政總裁



北美洲

Techtronic Appliances Holdings Co. Ltd.
Joseph Galli
行政總裁

TTI 地板護理
Chris Gurreri
總裁

Trevor Deighton
行政副總裁 — 環球業務生產

John Remmers
行政副總裁及總經理 — 環球產品開發及工程

Craig Baxter
副總裁
銷售 — 加拿大

TTI 電動工具
Philippe Buisson
財務總監

Lee Sowell
總裁 — 戶外園藝電動工具

Robert Freitag
總裁 — 銷售及市場推廣
Ridgid及Ryobi電動工具品牌

Mike Farrah
副總裁 — 市場推廣
Ryobi品牌電動工具

Bryan Whiffen
副總裁 — 市場推廣
Ridgid品牌電動工具

Bob Gautsch
副總裁 — OEM銷售及市場推廣

Norman MacDonald
高級副總裁 — 業務營運

Ken Brazell
副總裁 — 產品概念開發

Matt DeFeo
副總裁 — 市場銷售

Milwaukee 工具
Steven Richman
總裁

Harry Peterson
營運總監

Patricia Grisham
財務總監

David Selby
副總裁 — 工程

Shane Moll
副總裁 — 工具及設備

Daryl Hendrix
高級副總裁 — 銷售及市場推廣

Tom Mastaler
副總裁 — 業務營運

Dyann Kostello
副總裁 — 法律顧問



澳大利西亞

TTI 澳洲
Herbert Hermens
董事總經理

Vax 澳洲
Eddy Baroni
行政主席



中東

TTI 中東
Robert Vos
副總裁兼董事總經理



歐洲

A & M Electric Tools GmbH
Erwin Trenn
董事總經理

Horst Garbrecht
聯席董事總經理

Dirk Biskup博士
副總裁 — 財務及會計

DreBo Werkzeugfabrik GmbH
Markus Dreps
董事總經理

Ryobi 法國
Alexander Thorn
總裁

Ryobi 德國
Walter Eichinger
董事總經理

Ryobi 英國
Mark Pearson
董事總經理

Royal Appliance International GmbH
Ralf Lindner
董事總經理兼行政總裁

Vax 歐洲
Simon Lawson
董事總經理

管理層討論與分析

財務業績

業績分析

本集團於本年度之營業額較去年度呈報之22,360,000,000港元減少2.39%至21,820,000,000港元。母公司權益持有人應佔溢利則較二零零五年呈報之1,019,000,000港元增加5.19%至1,072,000,000港元。利潤比率由去年的4.56%上升至4.91%。

除利息、税項、折舊及攤銷前盈利(EBITDA)增加5.49%至2,100,000,000港元,EBITDA比率為9.61%,去年則為8.90%。除利息及税項前盈利(EBIT)比率則由二零零五年之6.57%上升至7.13%。

計及於二零零五年九月配售股份之全面攤薄影響後,每股基本盈利為73.18港仙,稍低於二零零五年的73.53港仙。

毛利率

儘管原材料及元件成本持續上漲,惟毛利率由去年度之31.05%持續上升至31.59%。此乃受惠於本集團專注不斷向市場推出新產品之策略、理想產品組合、利用已擴大的業務量及本集團於各層面持續減省成本之效用。

經營費用

銷售、分銷、宣傳及保用費用維持與去年相若,為2,530,000,000港元(二零零五年:2,538,000,000港元)。因整合多項新收購業務及重整成本帶來之協同效益而導致之改善,部份受到年內較高之宣傳及促銷費用所抵銷。

本集團自有品牌業務繼續佔總營業額80.24%(二零零五年:79.96%)。本集團之長遠政策仍以發展及擴充自有品牌業務為重心。

產品設計及開發投資為428,000,000港元,佔本集團營業額之1.96%(二零零五年:2.20%),反映有效整合及建構研發資源,帶動效率提升。

行政費用減少29,000,000港元,改善幅度為1.18%。此乃主要受惠於已收購的Milwaukee®及AEG®業務帶來協同效益,以及集團內有效持續減省成本所致。

由於年內須就收購安排之貸款支付全部利息成本,二零零五年則只扣除九個月利息,加上利率整體上升,年內淨利息開支為300,000,000港元,相比二零零五年293,000,000港元僅增加2.58%。淨利對利息支出倍數(即除利息及税項前盈利相對於淨利息開支總額之倍數)維持於5.18倍(二零零五年:5.02倍)之穩健水平。

年內實際税率為14.57%,二零零五年則為12.96%。本集團將繼續利用其全球業務以進一步改善整體税務效益。

本集團之借貸主要以美元及港元計算。除定息票據及已發行的零息可換股債券外,借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之業務收入主要以美元計算,因而發揮自然對沖作用,故滙率風險相對較低。本集團之庫務團隊將繼續密切監察和管理滙率及利率風險。

流動資金及財政資源

股東資金

股東資金總額為7,000,000,000港元，較二零零五年呈報之6,110,000,000港元增加14.47%。每股賬面淨值由4.18港元增加至4.78港元。

財政狀況

本集團之淨負債比率(即淨借貸總額佔母公司權益持有人應佔權益之百分比)為74.14%，較二零零六年六月三十日呈報之76.24%有所改善。淨負債比率高於二零零五年之68.31%，主要原因為下半年市況較預期中更具挑戰性。惟本集團即使處於該淨負債比率仍能順暢運作，並預期在成功整合各項業務及專注營運資金管理後，可望持續改善淨負債比率。

銀行借貸

本集團繼續維持一個均衡及審慎之貸款組合。本集團得益於二零零三年及二零零五年發行的定息票據及其他長期借貸(佔本集團總借貸62.54%)，致令利率風險固定。本集團滿意現時之借貸狀況，藉以支持其長期業務發展策略。

營運資金

本集團之流動資產淨值上升16.60%至5,640,000,000港元。流動比率及速動比率分別進一步改善至1.78(二零零五年：1.66)及1.22(二零零五年：1.12)。

存貨總值增加1.23%至4,020,000,000港元。平均存貨周轉期增加12日，乃由於結算日之製成品存貨因付運及交付安排而處於較高水平。製成品存貨大部份已於二零零七年初交付。

由於歐洲業務量增加，該區之信貸期一般較長，導致銷售賬款周轉期增加8日。本集團已評估客戶組合質量，並對銷售賬款質量感到滿意。

採購賬款周轉期增至56日(二零零五年：53日)。

資本開支

本年度之資本開支為473,000,000港元。不計及就中國之廠房擴充計劃，本年度之經營資產資本開支，與集團資本撥款指引一致。

資本承擔及或然負債

於二零零六年十二月三十一日之資本承擔總額為620,000,000港元(二零零五年：269,000,000港元)，且並無重大或然負債或並未於資產負債表列賬之承擔。

抵押

本集團之資產概無用作抵押或附有任何產權負擔。

收購

二零零六年十二月七日，董事宣佈本公司已於二零零六年十二月六日(美國東部標準時間)訂立有條件買賣協議(「買賣協議」)，向惠而浦之若干附屬公司購買Hoover®地板護理業務。購買Hoover®資產及兩家營運附屬公司之總代價包括向Maytag Corporation(代表其本身及其他賣方)支付現金107,000,000美元(約831,000,000港元)。

為實行購買Hoover®地板護理業務，本公司將承擔於完成日期存在之若干承擔責任。根據惠而浦於二零零六年九月三十日提供之未經審核財務資料，承擔責任約128,000,000美元(約994,000,000港元)(包括應付賬款及其他累計負債約74,000,000美元(約577,000,000港元)及於轉移僱員在生時應付予彼等之長期退休後醫療及人壽保險福利約54,000,000美元(約417,000,000港元))。

Hoover®地板護理業務於二零零六年九月三十日之未經審核資產總值約為354,000,000美元(約2,747,000,000港元)。

據本集團於二零零七年一月三十日發表的公佈所述，買賣協議所載條件已全部達成，而該項交易已於二零零七年一月三十一日完成，代價於交易結束時以內部資源悉數支付。

董事相信，收購Hoover®地板護理業務將可使本公司加強其於地板護理行業之世界領導地位。通過是次收購，本公司將取得Hoover®之強勢品牌，以及其各類一般及專用真空吸塵器產品(包括各種尺寸之直立真空及真空罐吸塵器、深層清潔器及硬木地板清潔器)。董事相信Hoover®之工程及設計能力可補足本公司之現有產品組合。本公司預期將透過Hoover®與本公司之Royal®及Dirt Devil®業務合併及結合兩者之專利組合及精幹工程人員，受惠於眾多營運協同效益及提高效率。凡此種種，再加上本公司之高效生產平台，預期能透過其競爭之國際市場加強及擴展Hoover®品牌。

本集團已制定進取的業務整合計劃，以便達到上述之協同效益。

主要客戶及供應商

截至二零零六年十二月三十一日止年度

(i) 本集團最大客戶及五大供應商分別佔本集團總營業額約35.61%及49.95%；及

(ii) 本集團最大供應商及五大供應商分別佔本集團總採購額約2.75%及12.07%(不包括購買屬資本性質之項目)。

據董事所知，概無任何董事、彼等之聯繫人士或任何擁有創科實業股本5%以上之股東，於本集團之五大供應商客戶或供應商中擁有任何權益。

人力資源

本集團在香港及海外共聘用20,679名僱員(二零零五年：22,053名僱員)。本年度之員工成本總額為2,456,000,000港元，去年則為2,533,000,000港元。

本集團認為人才對業務之持續發展及盈利能力極為重要，並一直致力提升所有員工之質素、工作能力及技術水平，包括提供相關培訓及領袖發展計劃。本集團提供理想薪酬，並根據集團整體表現與個別員工表現向合資格員工酌情發放優先認股權及花紅。

購買、出售或贖回股份

本公司或其任何附屬公司於本年度內並無購買、出售或贖回本公司之股份。

審核委員會

董事會之審核委員會(「審核委員會」)於一九九九年成立，本公司董事會(「董事會」)於二零零六年四月十一日已就審核委員會之角色及功能採納書面職權，並登載於本公司網站www.ttigroup.com。審核委員會之角色及職能為協助董事會，確保內部監控制度行之有效、符合本集團根據上市規則及其他適用法例及規則須遵守之責任以及監察本公司財務報表之完整性。

審核委員會由本公司三名獨立非執行董事組成，包括Joel Arthur Schleicher先生(主席)、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。審核委員會全體成員均具備專業、財務或會計資歷。

審閱財務資料

審核委員會已經連同本集團高級管理層及德勤•關黃陳方會計師行審閱本集團所採納之會計原則及常規，以及討論內部監控及財務申報事宜，包括審閱截至二零零六年十二月三十一日止年度本集團之經審核綜合財務報表。董事會確認其編製本集團賬目之責任。

符合上市規則的《標準守則》

董事會已採納上市規則附錄十所載上市公司董事進行證券交易之標準守則(「標準守則」)條文。本公司確認，經向各董事作出特定查詢後，全體董事已確認彼等於截至二零零六年十二月三十一日止年度均符合標準守則。董事會亦採納操守守則，其條款並不較標準守則寬鬆，守則適用於所有可能會接觸有關本公司未公佈股價敏感資料之僱員進行證券交易，並登載於本公司網站www.ttigroup.com。

股息

董事會建議向二零零七年五月二十九日名列本公司股東名冊之股東派發截至二零零六年十二月三十一日止年度之末期股息每股12.60港仙(二零零五年:12.60港仙),惟須待本公司應屆股東週年大會上獲股東批准方可作實。預期建議末期股息將約於二零零七年七月五日派發。連同已於二零零六年九月二十八日派發之中期股息每股6.50港仙(二零零五年:6.00港仙),二零零六年全年合計派息總額將為每股19.10港仙(二零零五年:18.60港仙)。

暫停辦理股份過戶登記手續

本公司將於二零零七年五月二十五日星期五至二零零七年五月二十九日星期二(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲獲派建議的末期股息,須於二零零七年五月二十三日星期三下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處秘書商業服務有限公司,地址為香港皇后大道東28號金鐘匯中心26樓。

企業管治報告

本公司認為持續加強有效及高效率的企業管治常規，尤為重要。良好的管治常規可保障股東權益，提升董事會效能，並改善本公司業務及表現的透明度。

符合企業管治常規守則

本公司確認，除下列外，其已於整個年度遵守上市規則附錄十四所載企業管治常規守則中所有守則條文：

1. 主席及行政總裁之職位均由Horst Julius Pudwill先生擔任。鑑於董事會及本集團高級管理層因Pudwill先生之領導、支援及經驗而大有得益，故本公司現時無意劃分主席及行政總裁之職能。

2. 董事會於二零零六年四月十一日正式採納書面程序，以監管向本集團高級管理層授出日常管理責任及留待董事會處理之特定事項，此舉補充及改善董事會過往按個別情況授出本集團所訂立各重大協議授權簽署之慣例。審核委員會之工作將包括按持續基準審閱本集團內部監控系制度及授權，以及董事會與高級管理層間之報告程序。

3. 由於董事須根據本公司之公司組織章程細則輪值告退及膺選連任，因此，概無董事按特定任期委任。根據本公司之公司組織章程細則第103條，董事會三分一成員須於各股東週年大會退任及於符合資格之情況下膺選連任。

董事會

角色與職責

董事會負責及監督集團事務管理，以及專注處理影響集團整體策略政策、財務、股東利益及企業管治之事宜。

董事會保留就主要收購及出售、年度預算、全年及中期業績、委任董事及外聘核數師以及其他重大營運及財務事項，作出決定或考慮。

本公司已為董事安排合適的責任保險，保險範圍每年進行檢討。

董事會組成

董事會包括五名集團執行董事Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平博士太平紳士（副主席）、陳建華先生（業務營運董事）、陳志聰先生（集團財務總監）及Stephan Horst Pudwill先生（業務發展董事）；一名非執行董事張定球先生；及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生，各人之履歷詳情及相關關係載於本年報第38頁至第39頁董事會一節。本公司並無與任何董事訂立任何服務合約。

董事會已委任主席領導董事會制訂政策及業務方向。主席確保董事會有效運作及履行其責任，並及時就一切重要及適當問題進行討論。

董事會三分一成員為獨立非執行董事，獨立非執行董事為董事會議事過程中貢獻其判斷、知識及經驗。董事會另有一名具有法律與監管知識經驗的非執行董事。該等非執行董事聯合提供多行業的專業知識，擔當就策略管理提供意見之重要職能，以及作出制衡以保障本公司股東整體利益。

本公司已全部接獲三名獨立非執行董事的年度確認書，聲明其獨立於本公司的身份；董事會認為，根據上市規則，各獨立非執行董事截至本年報批核日期止均為獨立。

董事會程序

董事會預定一年召開四次會議，如有必要則召開更多會議。董事會全體成員獲提供有關集團事務之完整可靠資料，並就所有董事會會議獲公司秘書支援及可聯絡公司秘書。各董事履行其責任時，可要求聯絡集團高級管理層及尋求獨立專業意見，費用由本公司支付。全體董事均獲得所需的簡報及專業發展培訓，以確保彼等對集團業務及本身於法規及普通法下的職責均有適當的理解。

董事會於二零零六年曾舉行五次會議，本報告結尾的概要載有各董事的出席紀錄。二零零七年度的擬定董事會會議日期已於二零零六年最後一次召開的董事會會議上協定，以盡量提高董事出席率。會議議程由主席諮詢董事會成員後制訂。

董事會及委員會的會議紀錄應對所考慮事項及所討論的事務作出足夠詳細的紀錄，由本公司的公司秘書妥善保管，並發送董事以供紀錄及查閱。

進行證券交易之守則

董事會已採納上市規則附錄十所載上市公司董事進行證券交易的標準守則(「標準守則」)之條文。經向各董事作出具體查詢後，董事會確認全體董事一直遵守標準守則之規定。董事會亦採納條款不會較標準守則寬鬆之操守準則，適用於所有有關僱員之證券交易，而該等僱員可能掌握影響本集團股份價格之未發佈資料，有關標準守則資料現時於本集團網站(www.ttigroup.com)刊載。

董事會委員會

董事會已設立下列委員會，並訂明職權範圍，以轉授各項職責。各委員會大部分成員均為獨立非執行董事。此架構可確保董事於相關委員會會議上所表達的觀點及意見的獨立性。下列委員會須向董事會匯報其決定。

審核委員會：審核委員會於一九九九年成立。審核委員會按二零零六年四月十一日起採納的職權範圍運作，並刊載於本公司網站(www.ttigroup.com)。審核委員會之職責及職能為協助董事會，以確保內部監控制度有效運作，並符合集團於上市規則及其他適用法例及規例下之責任，以及監督本公司財務報表之完整性。

審核委員會由三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生組成，主席為Joel Arthur Schleicher先生。按上市規則要求，審核委員會均具備專業、財務或會計資歷。

審核委員會於二零零六年舉行四次會議，出席率達100%，會上與本集團財務總監、內部審計主管、其他高級管理層及外聘核數師審閱本集團重大財務事宜及內部監控，其中包括內部核數師及外聘核數師之審核結果。審核委員會於二零零六年度進行之其他工作包括審閱本公司的會計原則及實務、內部監控、風險管理及財務申報事宜(包括中期及全年業績以供董事會批核)。

審核委員會訂定於二零零七年舉行五次定期會議。

內部審核職能憲章訂明以積極監控及參與，以改善集團風險管理及內部監控結構。內部審計主管直接向審核委員會報告有關風險評估範圍及年度審核計劃之事宜，行政事宜則向行政總裁報告。內部審核職能之運作程序由審核委員會及行政總裁審批。內部審核職能採用風險評

估方式制定其年度審核計劃。任何視為高風險之審核實體須每年審閱，而低風險審核實體則於三年內輪流審閱。除定期之審計審閱外，內部審核亦可能不時應審核委員會及本公司管理層之要求進行特別審閱。二零零七年度審核計劃已於二零零六年十一月呈交審核委員會批核。

提名委員會：提名委員會於二零零六年四月成立，而董事會就提名委員會之職責及職能採納職權範圍書，並刊載於本公司網站(www.ttigroup.com)。提名委員會之職責及職能為確保董事會委任公平且具透明度，特別是協助董事會物色合適人選及作出推薦意見，以供董事會及股東考慮。

提名委員會由四名成員組成，主席為Horst Julius Pudwill先生(主席及行政總裁)，其他成員為非執行董事張定球先生及獨立非執行董事Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。在Horst Julius Pudwill先生於二零零六年九月一日出任提名委員會主席前，提名委員會主席為張定球先生。

提名委員會於二零零六年舉行兩次會議，出席率達100%。提名委員會於二零零六年五月審閱提名委任Stephan Horst Pudwill先生為董事會新成員以作為考慮董事會繼任人選計劃的一部分，該項提名乃經考慮Stephan Horst Pudwill先生之學歷及資格、業務發展及企業策略經驗、獲委任前之過往經驗及在本集團之參與程度後，才向董事會提出。提名委員會亦已審閱董事會之架構、規模及組成，以確保符合聯交所之董事會組成規則。

提名委員會訂定於二零零七年舉行兩次會議。

薪酬委員會：薪酬委員會於二零零五年成立。於二零零六年四月十一日，董事會就薪酬委員會之職責及職能採納職權範圍書，並刊載於本公司網站(www.ttigroup.com)。薪酬委員會之職責及職能為協助董事會就制定本集團整體人力資源策略及本集團董事與高級管理人員薪酬，設立及管理公平且具透明度之程序，並按僱員之優點、資歷及才能及參考本公司營運業績、個別員工表現及可資比較的市場數據後，釐定彼等之薪酬待遇。

薪酬委員會由三名成員組成，主席為非執行董事張定球先生，其他成員為獨立非執行董事Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。

薪酬委員會於二零零六年舉行三次會議，出席率達100%，會上審閱了二零零六年度董事與高級管理人員的報酬，並討論了本集團執行董事的薪酬方案組合。在訂定二零零六年度之薪酬指引時，薪酬委員會參考了獨立外聘顧問對從事類似業務公司所進行的薪酬調查。董事不得批核其本身的薪酬。本公司行政人員的薪酬方案主要包括基本薪金、酌情花紅及優先認股權，本公司非執行董事的薪酬方案包括董事袍金、委員會主席或成員酬金，及董事會或委員會會議出席酬金。因履行職務(包括出席公司本會議)產生的實付開支可獲退還。二零零六年度，本公司並無向董事授出任何優先認股權。

薪酬委員會訂定於二零零七年舉行兩次會議。

問責及核數

董事會確認其編製本公司賬目之責任。

內部監控

董事會確認其責任為確保內部監控系統維持穩固及有效。董事會負責批核及審閱主要內部監控政策，包括權力轉授、市場披露及投資者與媒體關係政策、非核數服務政策及庫務管理政策。管理層負責日常管理營運風險及推行舒緩措施。內部監控系統用於提供合理而非絕對之保證，以避免何重大錯誤陳述或損失，並管理及減低營運系統失敗的風險。主要監控程序包括：

- 設立訂明權責的架構及妥為劃分職責
- 監察策略計劃及表現
- 設計有效會計及資訊系統
- 監控股價敏感資料
- 確保作出即時行動及與本公司有關係人士及時溝通
- 由內部審核部門進行內部獨立審閱

董事會透過審核委員會對本集團內部監控系統的效率持續進行審核。以Committee of Sponsoring Organizations of the Treadway Commission(「COSO」)制訂的「內部監控－綜合框架」作為持續審閱的骨幹，二零零六年度審核委員會採取的工作綱領包括審閱以下各項：

- 組織架構及權力轉授
- 策略計劃、年度營運計劃及持續業務表現
- 會計及資訊系統的表現及充足性
- 風險管理過程，包括企業層面的正式風險評估
- 風險管理職能及其表現指標，包括與負責日常管理重大風險的高級管理層進行討論
- 集團的合規計劃
- 內部審核職能及其工作範圍

識別到任何值得關注的事項，將可持續更新、發展及改善現有內部監控系統，亦會納入本集團持續審閱計劃內作跟進。

就截至二零零六年十二月三十一日止年度而言，董事會已審閱本集團之內部監控系統。

外聘核數師

本集團的外聘核數師為德勤・關黃陳方會計師行。德勤・關黃陳方會計師行於二零零六年向本集團提供以下核數及非核數服務：

服務性質	金額(百萬港元)
外聘核數服務	18
稅務顧問服務	5
其他顧問服務	2

德勤•關黃陳方會計師行亦為本集團香港成員公司之稅務顧問。德勤•關黃陳方會計師行提供之其他顧問服務包括按協定程序，調查事實及作出報告之專業服務。

為進一步加強本集團外聘核數師的獨立匯報，獨立非執行董事與本集團的外聘核數師會面時，本集團管理層會避席。此外，外聘核數師就非審計服務及審計服務之性質及獲支付的年費比率須由審核委員會監察。外聘核數師的非核數服務政策已於二零零六年十一月七日獲採納，此政策包括禁止特定的非核數服務。其他非核數服務的酬金如被認為不會影響外聘核數師的獨立性，須事先取得審核委員會批准。

投資者關係及股東通訊

本公司瞭解到與股東及投資界有效通訊之重要性。董事會已採納有關市場披露、投資者及股東關係之政策，並刊載於本公司網站(www.ttigroup.com)，以確保本公司符合上市規則及其他適用法例及規例項下披露責任，且所有有關人士及有意投資人士均享有公平機會，以獲得及收取本公司發出之公開資料。

本公司一直與機構性股東及分析員保持定期會面，致力促進投資者關係及溝通。業績簡報記者招待會亦於本公司網站(www.ttigroup.com)作網上廣播。全體股東於股東週年大會召開前將獲二十一日通知，會上董事及委員會主席或其成員將回答提問。投票結果連同會議詳情(包括時間、地點及主要決議案)會於本公司網站上刊載。作為進一步推廣有效溝通的渠道，本公司網站會按時以電子方式發表公司公布、簡報、股東資料及其他相關財務或非財務資訊。

本公司二零零六年度股東週年大會已於二零零六年五月二十二日假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行。會上通過之決議案如下：

(a) 採納截至二零零五年十二月三十一日止年度的經審核財務報表、董事會及核數師報告書；

(b) 宣派截至二零零五年十二月三十一日止年度之末期股息每股12.60港仙；

(c) 重選陳建華先生為集團執行董事，陳志聰先生為集團執行董事及Joel Arthur Schleicher先生為獨立非執行董事，授權董事釐訂截至二零零六年十二月三十一日止年度董事薪酬；

(d) 續聘德勤•關黃陳方會計師行為本公司之核數師並授權董事釐訂其酬金；

(e) (i) 賦予董事一般授權以配發、發行及處理額外股份，(1)倘屬配發及發行股份以換取現金，其數額以不超過決議案日期本公司已發行股本面值總額之10%為限；及(2)倘屬配發及發行股份以換取現金以外之代價，其數額以不超過決議案日期本公司已發行股本面值總額（減去依據上文(i)項配發及發行之任何股份）之20%為限；

(ii) 批准賦予董事一般授權以購回不超過決議案日期本公司已發行股本面值總額10%之股份；

(iii) 授權董事配發及發行相等於本公司依據上文第(e)(ii)項決議案購回股份數目之額外股份；及

(f) 批准修訂本公司之公司章程細則。

股東權利

本公司的股東大會為股東與董事會的溝通平台。誠如本公司之公司章程細則第66條所述，董事會可酌情召開股東特別大會，而根據公司條例規定，股東特別大會亦可按要求召開，或如董事會未能妥為召開會議，則請求人可自行召開股東特別大會。

為進一步加強少數股東之權利，本公司已採取於股東週年大會及股東特別大會上提呈之所有決議案，須按股數投票表決。

本公司遵照上市規則規定，按照第13.39(4)條，於其召開股東大會之通函中披露股東享有要求按股數投票表決之權利及程序。

根據本公司之公司章程細則第74條，任何提呈大會投票表決的決議案須以舉手方式表決，惟於宣佈以舉手方式表決所得結果之前或之時，或撤回任何其他以投票方式表決之要求之時，以下人士可要求按股數投票表決：

(i) 該大會主席；或

(ii) 不少於當時有權在會上投票的三名親身出席的股東或受委代表；或

(iii) 佔全體有權在該會議上投票的所有股東總投票權不少於十分之一的一名或多名親身出席股東或其受委代表；或

(iv) 持有獲授予權利於會上投票的股份的一名或以上的親身出席股東或受委代表，而該等股份合計之繳足股本須不少於所有獲授予該等權利股份的繳足股本總額的十分之一；或

(v) 倘本公司上市之指定證券交易所不時頒佈之規例，或本公司適用司法權區法例可能規定須按股數投票表決，則由大會主席或任何董事提出。

下表詳述二零零六年度董事會及委員會會議的出席紀錄概要：

	二零零六年會議出席率／舉行會議數目			
	董事會	審核委員會	提名委員會	薪酬委員會
年內召開會議次數	5	4	2	3
集團執行董事				
Horst Julius Pudwill先生[1]	5/5		1/1	
鍾志平博士太平紳士	5/5			
陳建華先生	5/5			
陳志聰先生	5/5			
Stephan Horst Pudwill先生[2]	3/3			
非執行董事				
張定球先生[3]	4/5		2/2	3/3
獨立非執行董事				
Joel Arthur Schleicher先生[4]	4/5	4/4		
Christopher Partrick Langley先生OBE	5/5	4/4	2/2	3/3
Manfred Kuhlmann先生	5/5	4/4	2/2	3/3
會議日期	二零零六年四月十一日	二零零六年四月十一日	二零零六年五月二十二日	二零零六年五月二十二日
	二零零六年五月二十二日	二零零六年五月二十二日	二零零六年十一月七日	二零零六年八月十八日
	二零零六年八月二十二日	二零零六年八月二十一日		二零零六年十一月六日
	二零零六年十一月七日	二零零六年十一月六日		
	二零零六年十二月六日			

附註：

1. 獲委任為提名委員會主席，於二零零六年九月一日生效

2. 獲委任為本集團執行董事，於二零零六年五月二十二日生效

3. 薪酬委員會主席，自二零零六年九月一日起辭任提名委員會主席，但仍為提名委員會成員

4. 審核委員會主席

董事會報告書

董事會欣然向各股東提呈截至二零零六年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為投資控股公司，並製造與經銷電器及電子產品。

各主要附屬公司及聯營公司之主要業務分別載於綜合財務報表附註第51項及第52項。

業績及溢利分配

本集團截至二零零六年十二月三十一日止年度之業績載於第70頁之綜合收入報表。

本年度內曾向股東派發中期股息每股6.50港仙，合共95,236,000港元。

董事會現建議向二零零七年五月二十九日名列股東名冊之股東派發末期股息每股12.60港仙，合共約184,618,000港元。

物業、廠房及設備

本集團繼續擴充業務，於本年度內動用約138,709,000港元以購買鑄模及工具；約68,459,000港元以收購辦公室設備、傢俬及固定裝置；約79,585,000港元以購買廠房及機器。於本年度內，本集團及本公司之上述及其他物業、廠房及設備變動詳情載於綜合財務報表附註第16項。

股本

本公司於本年度內之股本變動詳情載於綜合財務報表附註第39項。

董事

以下為本年度及截至發表本報告書日期止之本公司董事：

集團執行董事：

Horst Julius Pudwill先生，*主席兼行政總裁*

鍾志平博士太平紳士，*副主席*

陳建華先生

陳志聰先生

Stephan Horst Pudwill先生（於二零零六年五月二十二日獲委任）

非執行董事：

張定球先生

獨立非執行董事：

Joel Arthur Schleicher先生

Christopher Patrick Langley先生OBE

Manfred Kuhlmann先生

根據本公司之公司組織章程細則第一零三條規定，鍾志平博士太平紳士、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生將於應屆股東週年大會上告退；根據本公司之公司組織章程細則第九十四條規定，Stephan Horst Pudwill先生將於應屆股東週年大會告退，惟彼等均已表示願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事，並無與本集團簽訂任何於一年內，在不給予補償（法定補償除外）之情況下不得終止之服務合約。

非執行董事及獨立非執行董事之任期

非執行董事及獨立非執行董事之任期至根據本公司之公司組織章程細則第一零三條規定輪值告退為止。

董事及主要行政人員之權益

於二零零六年十二月三十一日，本公司之董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債權證擁有依據證券及期貨條例第XV部第7及8分部已通知本公司之權益及淡倉（包括依據證券及期貨條例規定該董事或主要行政人員被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或依據香港聯合交易所有限公司證券上市規則（「上市規則」）附錄10所載上市公司董事進行證券交易的標準守則已通知本公司及香港聯合交易所有限公司之權益及淡倉如下：

董事姓名	身分／權益性質	股份權益（依據股本衍生工具而持有除外）[1]	依據股本衍生工具而持有之相關股份權益[1]	股份／相關股份權益總額	佔權益總額之概約百分比
Horst Julius Pudwill先生	實益擁有人	77,609,500	26,688,000	327,717,294	22.37%
	配偶權益	760,000	–		
	受控法團權益	222,659,794[2]	–		
鍾志平博士太平紳士	實益擁有人	113,541,948	13,824,000	164,576,978	11.23%
	配偶權益	136,000	–		
	受控法團權益	37,075,030[3]	–		
陳建華先生	實益擁有人	–	1,000,000	1,000,000	0.07%
陳志聰先生	實益擁有人	–	3,000,000	3,000,000	0.20%
Stephan Horst Pudwill先生	實益擁有人	4,054,500	100,000	4,154,500	0.28%
張定球先生	實益擁有人	1,920,000	–	1,920,000	0.13%
Joel Arthur Schleicher先生	實益擁有人	100,000	300,000	460,000	0.03%
	配偶權益	–	60,000[1]		
Christopher Patrick Langley先生OBE	實益擁有人	500,000	200,000	700,000	0.05%
Manfred Kuhlmann先生	實益擁有人	–	100,000	100,000	0.01%

附註：

(1) 上述股份及相關股份之權益均屬於本公司的好倉。

本公司之董事擁有依據由實益擁有人所持有之股本衍生工具而持有之相關股份權益，乃為依據本公司採納之優先認股計劃分別授予該等董事之優先認股權，有關詳情另行載於下文「優先認股權」一節。優先認股權以實物方式交收及屬於非上市。

Joel Arthur Schleicher先生之配偶擁有依據上市股本衍生工具而持有之相關股份權益，乃為依據12,000預託美國證券（每份相當於5股本公司股份）所持有之60,000股相關股份權益。

董事及主要行政人員之權益*(續)*

(2) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生擁有實益權益：

	股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) 此等股份由Cordless Industries Company Limited*持有，而鍾志平博士太平紳士在該公司擁有實益權益。

* Cordless Industries Company Limited由Horst Julius Pudwill先生擁有70%及鍾志平博士太平紳士擁有30%。

除上文所披露者外，於二零零六年十二月三十一日，本公司之董事及主要行政人員概無擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證之權益或淡倉。

優先認股權

於二零零一年五月二十五日採納並於二零零二年三月二十八日終止之計劃(「B計劃」)

根據本公司於二零零一年五月二十五日通過決議案採納之優先認股計劃，本公司董事會可向包括本公司及其附屬公司全職行政人員、執行董事及全職僱員之合資格人士，授出可認購本公司股份之優先認股權，計劃目的乃為向董事及合資格人士提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80.00%之較高者。

根據B計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10.00%。倘若某僱員獲賦予之優先認股權獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25.00%，則不得賦予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

優先認股權*(續)*

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作貢獻。根據C計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事(包括獨立非執行董事)；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1.00港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30.00%或於C計劃之採納日期已發行股份之10.00%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1.00%。

C計劃已於二零零七年三月二十七日屆滿。

優先認股權*(續)*

本年度內，本公司之優先認股權變動如下：

優先認股權持有人	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	於年終尚未行使	認購價 港元	行使期
董事								
Horst Julius Pudwill先生	28.6.2002	C計劃	25,728,000	—	—	25,728,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C計劃	560,000	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C計劃	400,000	—	—	400,000	12.170	25.2.2004 - 24.2.2009
鍾志平博士太平紳士	28.6.2002	C計劃	12,864,000	—	—	12,864,000	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C計劃	560,000	—	—	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C計劃	400,000	—	—	400,000	12.170	25.2.2004 - 24.2.2009
陳建華先生	1.3.2004	C計劃	1,000,000	—	—	1,000,000	12.525	1.3.2004 - 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	—	—	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C計劃	500,000	—	—	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C計劃	1,000,000	—	—	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C計劃	500,000	—	—	500,000	12.525	1.3.2004 - 28.2.2009
Stephan Horst Pudwill先生	1.3.2004	C計劃	100,000[1]	—	—	100,000	12.525	1.3.2004 - 28.2.2009
Joel Arthur Schleicher先生	30.4.2002	C計劃	100,000	—	100,000	—	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C計劃	200,000	—	—	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C計劃	100,000	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Christopher Patrick Langley先生OBE	17.7.2003	C計劃	200,000	—	100,000	100,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C計劃	100,000	—	—	100,000	12.170	25.2.2004 - 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C計劃	100,000	—	—	100,000	17.750	7.2.2005 - 6.2.2010
董事獲授總額			45,412,000[1]	—	200,000	45,212,000		

優先認股權（續）

優先認股權持有人	授予優先認股權日期	優先認股計劃類別	於年初尚未行使	年內授出	年內行使	於年終尚未行使	認購價 港元	行使期
僱員	23.7.2001	B計劃	300,000	—	300,000	—	1.058	23.7.2001 – 22.7.2006
	30.4.2002	C計劃	1,880,000	—	665,000	1,215,000	3.200	30.4.2002 – 29.4.2007
	5.7.2002	C計劃	500,000	—	500,000	—	3.350	5.7.2002 – 4.7.2007
	17.7.2003	C計劃	3,470,000	—	796,000	2,674,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	204,000	—	—	204,000	8.685	19.9.2003 – 18.9.2008
	1.3.2004	C計劃	6,879,000[1]	—	982,000	5,897,000	12.525	1.3.2004 – 28.2.2009
	14.4.2004	C計劃	200,000	—	—	200,000	12.950	14.4.2004 – 13.4.2009
	5.5.2004	C計劃	300,000	—	—	300,000	11.050	5.5.2004 – 4.5.2009
	7.6.2004	C計劃	200,000	—	—	200,000	12.000	7.6.2004 – 6.6.2009
	18.8.2004	C計劃	60,000	—	60,000	—	11.250	18.8.2004 – 17.8.2009
	2.10.2004	C計劃	1,000,000	—	—	1,000,000	15.350	2.10.2004 – 1.10.2009
	13.12.2004	C計劃	250,000	—	—	250,000	15.710	13.12.2004 – 12.12.2009
	17.1.2005	C計劃	150,000	—	—	150,000	16.520	17.1.2005 – 16.1.2010
	7.2.2005	C計劃	100,000	—	—	100,000	17.750	7.2.2005 – 6.2.2010
	7.4.2005	C計劃	200,000	—	—	200,000	17.210	7.4.2005 – 6.4.2010
	27.4.2005	C計劃	25,000	—	—	25,000	17.660	27.4.2005 – 26.4.2010
	10.5.2005	C計劃	200,000	—	—	200,000	17.200	10.5.2005 – 9.5.2010
	1.6.2005	C計劃	20,000	—	—	20,000	17.420	1.6.2005 – 31.5.2010
	17.6.2005	C計劃	250,000	—	—	250,000	17.950	17.6.2005 – 16.6.2010
	27.6.2005	C計劃	500,000	—	—	500,000	19.200	27.6.2005 – 26.6.2010
	1.1.2006	C計劃	–	300,000	—	300,000	18.690	1.1.2006 – 31.12.2010
	1.3.2006	C計劃	–	3,564,000	—	3,564,000	13.970	1.3.2006 – 28.2.2011
	10.3.2006	C計劃	–	150,000	—	150,000	14.350	10.3.2006 – 9.3.2011
	25.4.2006	C計劃	–	20,000	—	20,000	13.700	25.4.2006 – 24.4.2011
	15.6.2006	C計劃	–	200,000	—	200,000	10.270	15.6.2006 – 14.6.2011
	17.6.2006	C計劃	–	350,000	—	350,000	10.550	17.6.2006 – 16.6.2011
	3.7.2006	C計劃	–	25,000	—	25,000	10.700	3.7.2006 – 2.7.2011
	4.10.2006	C計劃	–	75,000	—	75,000	11.628	4.10.2006 – 3.10.2011
	1.11.2006	C計劃	–	1,500,000	—	1,500,000	11.252	1.11.2006 – 31.10.2011
	3.11.2006	C計劃	–	100,000	—	100,000	11.480	3.11.2006 – 2.11.2011
	8.11.2006	C計劃	–	30,000	—	30,000	12.200	8.11.2006 – 7.11.2011
	4.12.2006	C計劃	–	150,000	—	150,000	10.952	4.12.2006 – 3.12.2011
	13.12.2006	C計劃	–	20,000	—	20,000	10.560	13.12.2006 – 11.12.2011
僱員獲授總額			16,688,000[1]	6,484,000	3,303,000	19,869,000		
各類人士獲授總額			**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**		

	於年初尚未行使	年內授出	年內行使	於年終尚未行使	佔本公司於年終之已發行股份總數百分比
B計劃下總額	300,000	—	300,000	—	0.00%
C計劃下總額	61,800,000	6,484,000	3,203,000	65,081,000	4.44%
總額	**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**	**4.44%**

優先認股權(續)

緊接各個授出日期前，本公司股份之收市價介乎10.00港元至18.45港元。

於二零零六年及二零零五年所用於授出日期之優先認股權之加權平均收市價分別為13.00港元及17.94港元。

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價為14.81港元。

本年度內授出之優先認股權按於各個授出日期計算之公平價值介乎2.46港元至4.72港元。

年內概無優先認股權失效或註銷。

附註：

(1) Stephan Horst Pudwill先生於二零零六年五月二十二日獲委任為本公司之集團執行董事。彼所持有之100,000份優先認股權過往列入「僱員」分類。就披露上表所示Stephan Horst Pudwill先生所持有之此等100,000份優先認股權而言，已作出相應調整，猶如彼分別於二零零五年十二月三十一日及二零零六年一月一日以本公司董事身份持有此等100,000份優先認股權。

購買股份或債券之安排

除上文所披露者外，於本年度任何時間內本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本年度結算日或本年度任何時間內，本公司之董事並無於本公司或其任何附屬公司訂立之重大合約中直接或間接擁有重大權益。

主要股東之權益

於二零零六年十二月三十一日，依據證券及期貨條例第336條規定本公司須予保存之登記冊所記錄，下列人士（本公司之董事及主要行政人員除外）已依據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司之股份、相關股份及債權證之權益及淡倉如下：

名稱	股份權益總額[1]	佔權益總額之概約百分比
Commonwealth Bank of Australia[2]	103,264,800	7.05%
JPMorgan Chase & Co.[3]	108,201,129	7.38%

附註：

(1) 上述股份權益均屬於好倉。

(2) 澳洲聯邦銀行持有之股份權益分析如下：

名稱	備註	股份權益總額		佔權益之概約百分比
		直接持有之權益	被視為持有之權益	
Colonial First State Group Ltd.	(b)	—	103,264,800	7.05%
Colonial First State Investments Limited	(b)(d)	4,683,500	—	0.32%
Colonial Holding Company Limited	(b)	—	103,264,800	7.05%
Commonwealth Bank of Australia	(a)	—	103,264,800	7.05%
Commonwealth Insurance Holdings Limited	(b)	—	103,264,800	7.05%
First State (Hong Kong) LLC	(b)(c)(e)	—	23,804,800	1.62%
First State Investment Management (UK) Limited	(b)(c)(d)	57,863,800	24,418,200	5.62%
First State Investment Managers (Asia) Ltd.	(b)(c)	—	25,391,800	1.73%
First State Investments (Bermuda) Ltd.	(b)(c)	—	25,391,800	1.73%
First State Investments Holdings (Singapore) Limited	(b)(e)	—	4,601,500	0.31%
First State Investments (Hong Kong) Limited	(b)(c)(e)	23,804,800	—	1.62%
First State Investments International Limited	(b)	24,418,200	—	1.67%
First State Investments (Singapore)	(b)(e)	4,601,500	—	0.31%
First State Investments (UK Holdings) Limited	(b)(c)(d)	—	82,282,000	5.62%
SI Holdings Limited	(b)(c)(d)	—	82,282,000	5.62%

主要股東之權益*(續)*

備註：

(a) Commonwealth Bank of Australia於澳洲證券交易所上市。

Commonwealth Bank of Australia以受控法團身份持有103,264,800股股份。

(b) Colonial Holding Company Limited、Commonwealth Insurance Holdings Limited、Colonial First State Group Ltd.、First State Investment Managers (Asia) Ltd.、First State Investments (UK Holdings) Limited、Colonial First State Investments Limited、First State Investments (Bermuda) Ltd.、First State (Hong Kong) LLC、First State Investments (Hong Kong) Limited、First State Investments Holdings (Singapore) Limited、First State Investments (Singapore)、SI Holdings Limited、First State Investment Management (UK) Limited及First State Investments International Limited均為澳洲聯邦銀行之直接或間接附屬公司，基於證券及期貨條例規定，澳洲聯邦銀行被視為擁有此等附屬公司所持股份之權益。

(c) First State Investment Management (UK) Limited及First State Investments (Hong Kong) Limited直接持有之57,863,800股股份及23,804,800股股份分別包括該等附屬公司共同持有之4,489,500股股份。基於證券及期貨條例規定，First State Investments (UK Holdings) Limited、SI Holdings Limited、First State Investment Managers (Asia) Ltd.、First State Investments (Bermuda) Ltd.及First State (Hong Kong) LLC被視為擁有之權益亦包括該4,489,500股股份。

(d) First State Investment Management (UK) Limited及Colonial First State Investments Limited直接持有之57,863,800股股份及4,683,500股股份分別包括該等附屬公司共同持有之4,603,000股股份。基於證券及期貨條例規定，First State Investments (UK Holdings) Limited及SI Holdings Limited被視為擁有之權益亦包括該4,603,000股股份。

(e) First State Investments (Singapore)及First State Investments (Hong Kong) Limited直接持有之4,601,500股股份及23,804,800股股份分別包括該等附屬公司共同持有之3,014,500股股份。基於證券及期貨條例規定，First State Investments Holdings (Singapore) Limited及First State (Hong Kong) LLC被視為擁有之權益亦包括該3,014,500股股份。

主要股東之權益*(續)*

(3) JPMorgan Chase & Co.持有之股份權益分析如下：

名稱	備註	股份權益總額		佔權益之概約百分比
		直接持有之權益	被視為持有之權益	
Bank One International Holdings Corporation	(b)	—	2,404,000	0.16%
JF Asset Management Limited	(b)	52,654,500	—	3.59%
JF International Management Inc.	(b)	305,000	—	0.02%
J.P. Morgan Capital Holdings Limited	(b)	—	2,090,500	0.14%
J.P. Morgan Chase International Holdings Limited	(b)	—	2,090,500	0.14%
J.P. Morgan Chase (UK) Holdings Limited	(b)	—	2,090,500	0.14%
J.P. Morgan International Finance Limited	(b)	—	2,404,000	0.16%
J.P. Morgan International Inc.	(b)	—	2,404,000	0.16%
J.P. Morgan Investment Management Inc.	(b)	148,067	—	0.01%
J.P. Morgan Overseas Capital Corporation	(b)	—	313,500	0.02%
J.P. Morgan Securities Ltd.	(b)	2,090,500	—	0.14%
J.P. Morgan Whitefriars Inc.	(b)	313,500	—	0.02%
JPMorgan Asset Management (Asia) Inc.	(b)	—	52,959,500	3.61%
JPMorgan Asset Management Holdings Inc.	(b)	—	53,107,567	3.62%
JPMorgan Chase & Co.	(a)	—	108,201,129	7.38%
JPMorgan Chase Bank, N.A.	(b)	52,689,562	2,404,000	3.76%

備註：

(a) JPMorgan Chase & Co.於紐約證券交易所上市。

JPMorgan Chase & Co.以下列身份持有108,201,129股股份：2,404,000股股份以實益擁有人身份持有，53,107,567股股份以投資經理人身份持有及52,689,562股股份以託管人／核准借出代理人身份持有。

上述108,201,129股股份包括52,689,562股可供借出之股份。

(b) JPMorgan Chase Bank, N.A.、JPMorgan Asset Management Holdings Inc.、JP Morgan Asset Management (Asia) Inc.、J.P. Morgan Investment Management Inc.、JF International Management Inc.、JF Asset Management Limited、J.P. Morgan International Inc.、Bank One International Holdings Corporation、J.P. Morgan International Finance Limited、J.P. Morgan Capital Holdings Limited、J.P. Morgan Chase (UK) Holdings Limited、J.P. Morgan Chase International Holdings Limited、J.P. Morgan Securities Ltd.、J.P. Morgan Overseas Capital Corporation及J.P. Morgan Whitefriars Inc.均為JPMorgan Chase & Co.之直接或間接附屬公司；基於證券及期貨條例規定，JPMorgan Chase & Co.被視為擁有此等附屬公司所持股份之權益。

除上文所披露者外，於二零零六年十二月三十一日，概無其他人士擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露於本公司之股份、相關股份及債權證之權益或淡倉。

充足公眾持股量

截至二零零六年十二月三十一日止整個年度內，本公司一直保持充足之公眾持股量。

捐贈

本集團於本年度之慈善捐款及其他捐贈款額共達5,049,000港元。

結算日後事項

有關結算日後重大事項之詳情載於綜合財務報表附註49。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行為本公司核數師之決議案。

董事會代表

Horst Julius Pudwill

主席兼行政總裁

香港

二零零七年四月十八日

獨立核數師報告書

Deloitte.
德勤

致創科實業有限公司全體股東
(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核列載於第70至126頁創科實業有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)的綜合財務報表，包括於二零零六年十二月三十一日之綜合資產負債表及 貴公司資產負債表，以及截至該日止年度的綜合收入報表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照香港公司條例第141條規定只向整體股東作出報告，而不可用作其他用途。我們概不就本報告之內容對任何其他人士負上或承擔責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零六年十二月三十一日的財務狀況及截至該日止年度的溢利及現金流量，並已按照香港公司條例妥為編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零七年四月十八日

綜合收入報表

截至二零零六年十二月三十一日止年度

	附註	2006 千港元 53	2005 [illegible] 53	2006 千美元	2005 美
營業額	7	**21,822,597**	22,358,387	**2,797,769**	2,866,460
銷售成本		**(14,929,737)**	(15,416,176)	**(1,914,069)**	(1,976,433)
毛利總額		**6,892,860**	6,942,211	**883,700**	890,027
其他收入		**43,423**	46,630	**5,567**	5,978
利息收入	8	**91,454**	60,368	**11,725**	7,739
銷售、分銷、宣傳及保用費用		**(2,529,631)**	(2,537,555)	**(324,312)**	(325,328)
行政費用		**(2,414,135)**	(2,443,035)	**(309,504)**	(313,208)
研究及開發費用		**(428,311)**	(492,234)	**(54,912)**	(63,107)
財務成本	9	**(391,679)**	(353,041)	**(50,215)**	(45,262)
未計應佔聯營公司業績及稅項前溢利		**1,263,981**	1,223,344	**162,049**	156,839
應佔聯營公司業績		**(895)**	(6,463)	**(115)**	(829)
除稅前溢利		**1,263,086**	1,216,881	**161,934**	156,010
稅項	10	**(184,017)**	(157,714)	**(23,592)**	(20,220)
本年度溢利	11	**1,079,069**	1,059,167	**138,342**	135,790
應佔份額：					
母公司權益持有人		**1,071,864**	1,018,984	**137,418**	130,638
少數股東權益		**7,205**	40,183	**924**	5,152
		1,079,069	1,059,167	**138,342**	135,790
已付股息	14	**279,845**	251,469	**35,878**	32,240
每股盈利(港仙/ 美仙)	15				
基本		**73.18**	73.53	**9.38**	9.43
攤薄		**70.12**	69.75	**8.99**	8.94

綜合資產負債表

二零零六年十二月三十一日

	附註	2006 千港元 附註53	2005 千港元 附註53	2006 千美元	2005 千美元
資產					
非流動資產					
物業、廠房及設備	16	**1,791,746**	1,755,025	**229,711**	225,003
租賃預付款項	17	**66,659**	65,829	**8,546**	8,440
商譽	18	**4,042,996**	3,990,967	**518,333**	511,662
無形資產	19	**1,620,181**	1,461,453	**207,716**	187,366
於聯營公司應佔資產額	22	**192,989**	189,453	**24,742**	24,289
可供出售投資	23	**43,315**	15,558	**5,553**	1,994
遞延税項資產	42	**706,493**	646,758	**90,576**	82,918
		8,464,379	8,125,043	**1,085,177**	1,041,672
流動資產					
存貨	24	**4,019,883**	3,971,216	**515,370**	509,130
銷售賬款及其他應收賬	25	**3,827,038**	3,265,355	**490,646**	418,635
訂金及預付款項		**544,977**	466,030	**69,869**	59,748
應收票據	26	**578,560**	431,121	**74,174**	55,272
可退回税款		**150,312**	68,544	**19,271**	8,788
聯營公司銷售賬款	28	**8,554**	1,310	**1,097**	168
於香港持作買賣投資	29	**7,800**	—	**1,000**	—
銀行結餘、存款及現金	30	**3,718,798**	4,046,122	**476,769**	518,734
		12,855,922	12,249,698	**1,648,196**	1,570,475
流動負債					
採購賬款及其他應付賬	31	**3,118,120**	3,590,699	**399,759**	460,346
應付票據	32	**335,455**	550,964	**43,007**	70,636
保用撥備	33	**369,638**	338,211	**47,389**	43,360
聯營公司採購賬款	34	**11,811**	21,946	**1,514**	2,814
應繳税項		**168,769**	116,624	**21,637**	14,952
融資租約之承擔—於一年內到期	35	**18,535**	18,107	**2,376**	2,321
具追溯權之貼現票據	36	**2,501,155**	2,101,171	**320,661**	269,381
無抵押借款－於一年內到期	38	**421,849**	434,349	**54,083**	55,685
銀行透支		**268,725**	238,928	**34,452**	30,632
		7,214,057	7,410,999	**924,878**	950,127
流動資產淨值		**5,641,865**	4,838,699	**723,318**	620,348
資產總值減流動負債		**14,106,244**	12,963,742	**1,808,495**	1,662,020

綜合資產負債表

	附註	2006 千港元 附註53	2005 千港元 附註53	2006 千美元	2005 千美元
股本與儲備					
股本	39	**146,522**	146,172	**18,785**	18,740
儲備		**6,850,008**	5,966,167	**878,208**	764,895
母公司權益持有人應佔權益		**6,996,530**	6,112,339	**896,993**	783,635
少數股東權益		**81,445**	120,670	**10,442**	15,471
權益總額		**7,077,975**	6,233,009	**907,435**	799,106
非流動負債					
融資租約之承擔－於一年後到期	35	**125,529**	125,467	**16,093**	16,086
可換股債券	37	**1,105,834**	1,078,307	**141,774**	138,244
無抵押借款－於一年後到期	38	**4,464,353**	4,225,411	**572,353**	541,719
退休福利責任	41	**834,087**	786,337	**106,934**	100,812
遞延稅項負債	42	**498,466**	515,211	**63,906**	66,053
		7,028,269	6,730,733	**901,060**	862,914
		14,106,244	12,963,742	**1,808,495**	1,662,020

第70頁至第126頁之財務報表已於二零零七年四月十八日獲董事會通過及批准刊發，並由下列董事代表簽署：

陳志聰
集團執行董事

鍾志平博士太平紳士
副主席

資產負債表

二零零六年十二月三十一日

	附註	2006 千港元	2005 千港元
資產			
非流動資產			
物業、廠房及設備	16	**196,753**	196,832
租賃預付款項	17	**4,514**	4,643
無形資產	19	**220,192**	138,579
於附屬公司之投資	21	**630,546**	551,396
於聯營公司應佔資產額	22	**184,638**	173,026
可供出售投資	23	**1,195**	1,195
		1,237,838	1,065,671
流動資產			
存貨	24	**428,805**	333,683
銷售賬款及其他應收賬	25	**44,663**	42,362
訂金及預付款項		**406,444**	195,605
應收票據	26	**349,825**	200,754
可退回稅項		**—**	4,637
應收附屬公司之款項	27	**5,969,107**	5,608,841
銀行結餘、存款及現金	30	**1,347,008**	2,442,099
		8,545,852	8,827,981
流動負債			
採購賬款及其他應付賬	31	**639,384**	878,734
應付票據	32	**312,553**	482,758
應付附屬公司之款項	27	**17,934**	416,118
應付聯營公司之款項	34	**11,811**	21,946
應繳稅項		**10,126**	—
具追溯權之貼現票據	36	**1,859,874**	1,557,483
無抵押借款 — 於一年內到期	38	**38,889**	234,000
		2,890,571	3,591,039
流動資產淨值		**5,655,281**	5,236,942
資產總值減流動負債		**6,893,119**	6,302,613

資產負債表

	附註	2006 千港元	2005 千港元
股本與儲備			
股本	39	**146,522**	146,172
儲備	40	**5,391,935**	5,057,800
		5,538,457	5,203,972
非流動負債			
可換股債券	37	**1,105,834**	1,078,307
無抵押借款－於一年後到期	38	**233,334**	—
遞延税項負債	42	**15,494**	20,334
		1,354,662	1,098,641
		6,893,119	6,302,613

陳志聰
集團執行董事

鍾志平博士太平紳士
副主席

綜合權益變動表

截至二零零六年十二月三十一日止年度

	母公司權益持有人應佔權益								
	股本 千港元	股份溢價 千港元	可換股債券股本儲備 千港元	換算儲備 千港元	僱員股份補償儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零五年一月一日	135,230	810,611	26,334	71,498	—	2,439,011	3,482,684	82,032	3,564,716
換算海外業務之匯兌差額	—	—	—	(76,622)	—	—	(76,622)	(1,545)	(78,167)
分佔一家聯營公司儲備	—	—	—	(1,081)	—	—	(1,081)	—	(1,081)
直接於權益確認之淨虧損	—	—	—	(77,703)	—	—	(77,703)	(1,545)	(79,248)
本年度溢利	—	—	—	—	—	1,018,984	1,018,984	40,183	1,059,167
已確認本年度收入及開支總額	—	—	—	(77,703)	—	1,018,984	941,281	38,638	979,919
按溢價發行股份	10,942	1,956,700	—	—	—	—	1,967,642	—	1,967,642
源自發行新股份之交易成本	—	(34,502)	—	—	—	—	(34,502)	—	(34,502)
確認股本結算股份付款	—	—	—	—	6,703	—	6,703	—	6,703
末期股息－二零零四年	—	—	—	—	—	(169,651)	(169,651)	—	(169,651)
中期股息－二零零五年	—	—	—	—	—	(81,818)	(81,818)	—	(81,818)
於二零零五年十二月三十一日	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
換算海外業務之匯兌差額	—	—	—	62,691	—	—	62,691	146	62,837
直接於權益確認之淨收入	—	—	—	62,691	—	—	62,691	146	62,837
本年度溢利	—	—	—	—	—	1,071,864	1,071,864	7,205	1,079,069
已確認本年度收入及開支總額	—	—	—	62,691	—	1,071,864	1,134,555	7,351	1,141,906
按溢價發行股份	350	22,040	—	—	—	—	22,390	—	22,390
確認股本結算股份付款	—	—	—	—	7,091	—	7,091	—	7,091
末期股息－二零零五年	—	—	—	—	—	(184,609)	(184,609)	—	(184,609)
中期股息－二零零六年	—	—	—	—	—	(95,236)	(95,236)	—	(95,236)
中期股息－二零零六年，由一家附屬公司支付少數權益股東	—	—	—	—	—	—	—	(39,005)	(39,005)
增購一家附屬公司之權益	—	—	—	—	—	—	—	(7,571)	(7,571)
於二零零六年十二月三十一日	**146,522**	**2,754,849**	**26,334**	**56,486**	**13,794**	**3,998,545**	**6,996,530**	**81,445**	**7,077,975**

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	2006	2005	2006	2005
		千港元	千港元	千美元	千美元
		附註53	附註53		
經營活動					
除税前溢利		**1,263,086**	1,216,881	**161,934**	156,010
調整：					
無形資產攤銷／撇賬		**89,417**	49,125	**11,464**	6,298
租賃預付款項攤銷		**1,402**	1,402	**180**	180
物業、廠房及設備折舊		**451,278**	471,178	**57,856**	60,407
僱員股份付款開支		**7,091**	6,703	**909**	859
財務成本		**391,679**	353,041	**50,215**	45,262
已確認之證券投資減值虧損		**—**	13,830	**—**	1,773
利息收入		**(91,454)**	(60,368)	**(11,725)**	(7,739)
出售物業、廠房及設備之溢利		**(6,926)**	(2,690)	**(888)**	(345)
應佔聯營公司業績		**895**	6,463	**115**	828
營運資金變動前之經營現金流		**2,106,468**	2,055,565	**270,060**	263,533
存貨減少(增加)		**40,697**	(361,469)	**5,218**	(46,342)
銷售賬款及其他應收賬、訂金及預付款項(增加)減少		**(549,199)**	86,729	**(70,410)**	11,119
應收票據增加		**(133,105)**	(103,654)	**(17,065)**	(13,289)
聯營公司銷售賬款增加		**(7,244)**	(63)	**(929)**	(8)
於香港持作買賣投資增加		**(7,800)**	—	**(1,000)**	—
採購賬款及其他應付賬減少		**(522,540)**	(77,872)	**(66,992)**	(9,984)
應付票據(減少)增加		**(215,509)**	40,820	**(27,629)**	5,233
保用撥備增加		**26,164**	9,177	**3,354**	1,177
聯營公司採購賬款(減少)增加		**(10,135)**	353	**(1,299)**	45
退休福利責任減少		**(25,729)**	(87,675)	**(3,299)**	(11,240)
經營所得現金		**702,068**	1,561,911	**90,009**	200,244
已付利息		**(364,152)**	(325,991)	**(46,686)**	(41,794)
已付香港利得税		**(59,577)**	(109,349)	**(7,638)**	(14,019)
已付海外税項		**(227,893)**	(258,064)	**(29,217)**	(33,085)
獲退還香港利得税		**440**	—	**56**	—
獲退還海外税款		**17,902**	2,325	**2,295**	298
來自經營活動之現金淨額		**68,788**	870,832	**8,819**	111,644

	附註	2006	2005	2006	2005
		千港元	[illegible]	千美元	[illegible]
		[illegible]53	[illegible]53		
投資活動					
購買物業、廠房及設備		**(471,742)**	(525,334)	**(60,480)**	(67,351)
添置無形資產		**(242,846)**	(261,070)	**(31,134)**	(33,470)
收購一家附屬公司額外權益		**(54,074)**	—	**(6,933)**	—
過往年度收購附屬公司已付之額外代價	18	**—**	(12,807)	**—**	(1,642)
購買可供出售投資		**(27,757)**	(1,000)	**(3,559)**	(128)
聯營公司借款		**(4,431)**	(36,555)	**(568)**	(4,686)
已收利息		**91,454**	60,368	**11,725**	7,739
出售物業、廠房及設備所得款項		**34,913**	71,933	**4,476**	9,222
收購附屬公司(扣除所購入現金及現金等額)	43	**—**	(4,769,329)	**—**	(611,452)
租賃預付款項增加		**—**	(63,674)	**—**	(8,163)
用於投資活動之現金淨額		**(674,483)**	(5,537,468)	**(86,473)**	(709,931)
融資活動					
具追溯權之貼現票據增加(減少)		**399,984**	(1,107,793)	**51,280**	(142,025)
取得之新銀行貸款		**295,247**	5,202,095	**37,852**	666,935
信託收據貸款增加(減少)		**24,744**	(87,309)	**3,172**	(11,193)
發行股份所得款項		**22,390**	1,933,140	**2,871**	247,838
已派股息		**(279,845)**	(251,469)	**(35,878)**	(32,240)
償還銀行貸款		**(98,716)**	(4,135,671)	**(12,656)**	(530,214)
已付少數權益股東股息		**(39,005)**	—	**(5,001)**	—
償還融資租約之承擔		**(13,346)**	(11,397)	**(1,711)**	(1,461)
發行定息票據所得款項		**—**	1,538,458	**—**	197,238
來自融資活動之現金淨額		**311,453**	3,080,054	**39,929**	394,878
現金及現金等額減少淨額		**(294,242)**	(1,586,582)	**(37,725)**	(203,409)
年初之現金及現金等額		**3,807,194**	5,314,518	**488,102**	681,349
匯率變動之影響		**(62,879)**	79,258	**(8,060)**	10,162
年終之現金及現金等額		**3,450,073**	3,807,194	**442,317**	488,102
現金及現金等額結餘之分析					
可分為:					
銀行結餘、存款及現金		**3,718,798**	4,046,122	**476,769**	518,734
銀行透支		**(268,725)**	(238,928)	**(34,452)**	(30,632)
		3,450,073	3,807,194	**442,317**	488,102

綜合財務報表附註

截至二零零六年十二月三十一日止年度

1. 一般資料

本公司為在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司之註冊辦事處地址及主要營業地點位於香港新界荃灣青山公路388號中國染廠大廈24樓。

本集團之主要業務為製造與經銷電器及電子產品。

由於本公司乃一家於香港註冊成立的公眾有限公司，而本公司之主要營業地點位於香港，故綜合財務報表以港元列示。本公司之功能貨幣為美元。

2. 應用新訂香港財務報告準則

本集團於本年度首次採用香港會計師公會（「香港會計師公會」）頒佈之新準則、多項修訂及詮釋（「新訂香港財務報告準則」），該等準則於二零零五年十二月一日或二零零六年一月一日或以後開始之會計期間生效。採用新訂香港財務報告準則概無對本期間或以往會計期間之編製及呈列方式構成重大影響。因此，無需作出上一期間調整。

本集團並無提前採納下列已頒佈但尚未生效之新準則、修訂或詮釋。本公司董事預期，應用該等準則、修訂或詮釋將不會對本集團之業績及財務狀況之編製及呈列方式造成重大影響。

香港會計準則第1號（修訂）	資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分類[2]
香港（國際財務報告詮釋委員會）— 詮釋第7號	應用香港會計準則第29號「嚴重通脹經濟中的財務報告」下之重列方法[3]
香港（國際財務報告詮釋委員會）— 詮釋第8號	香港財務報告準則第2號之範圍[4]
香港（國際財務報告詮釋委員會）— 詮釋第9號	重新評估嵌入式衍生工具[5]
香港（國際財務報告詮釋委員會）— 詮釋第10號	中期財務報告及減值[6]
香港（國際財務報告詮釋委員會）— 詮釋第11號	香港財務報告準則第2號 — 集團及庫存股份交易[7]
香港（國際財務報告詮釋委員會）— 詮釋第12號	服務經營權安排[8]

1 於二零零七年一月一日或以後開始之年度期間生效
2 於二零零九年一月一日或以後開始之年度期間生效
3 於二零零六年三月一日或以後開始之年度期間生效
4 於二零零六年五月一日或以後開始之年度期間生效
5 於二零零六年六月一日或以後開始之年度期間生效
6 於二零零六年十一月一日或以後開始之年度期間生效
7 於二零零七年三月一日或以後開始之年度期間生效
8 於二零零八年一月一日或以後開始之年度期間生效

3. 主要會計政策

除若干金融工具按公平值計量(詳情見下文所載會計政策)外,綜合財務報表乃以歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒佈之香港財務報告準則編製。此外,綜合財務報表包括聯交所證券上市規則及公司條例規定之適用披露。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。倘本公司有能力監管實體之財務及營運政策以自其業務中獲利,則已取得控制權。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

如有需要,可就附屬公司財務報表作出調整,使其會計政策與本集團其他成員公司所採用者貫徹一致。

於本年度內所收購或出售之附屬公司之業績乃由收購或出售之生效日期(如適用)起列入綜合收入報表。

於綜合附屬公司資產淨值之少數股東權益與本集團於綜合附屬公司之權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額,以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損若超過少數股東於附屬公司所佔權益,超出部分分配予本集團權益,惟少數股東有具約束力之責任,並有能力作出額外投資以彌補該等虧損則除外。

於增購附屬公司權益時,商譽乃按照已就額外權益支付之代價與所收購附屬公司額外權益應佔淨資產公平值之差額乃借記入特別儲備。倘本集團於附屬公司淨資產之額外權益超過就額外權益支付之代價,則超出部分會即時於綜合收入報表確認。

商譽

於二零零五年一月一日前進行收購所產生商譽

協議日期為二零零五年一月一日前之收購附屬公司所產生商譽,乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產及負債公平價值權益的差額。

就收購所產生於早前撥充資本之商譽而言,本集團自二零零五年一月一日起已終止攤銷,而有關商譽會按年及倘有跡象顯示與商譽相關之現金產生單位可能出現減值時進行測檢。

3. 主要會計政策（續）

商譽（續）

於二零零五年一月一日或之後進行收購所產生商譽

協議日期為二零零五年一月一日或之後收購附屬公司所產生商譽，乃指收購成本超出本集團於收購當日於有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生撥充資本商譽於資產負債表分開呈列。

就減值檢測而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金流量單位或現金流量單位組別。獲分配商譽之現金產生單位會按年及倘有跡象顯示有關單位可能出現減值時進行測檢。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前進行減值檢測。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收入報表直接確認。商譽減值虧損不會於其後期間撥回。

於其後出售附屬公司時，在釐定其出售溢利或虧損時須計入應佔撥充資本商譽。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值虧損後列於本公司之資產負債表。附屬公司業績按已收及應收股息計入本公司賬目。

於聯營公司應佔資產額

聯營公司指投資者對其發揮重大影響力之實體，既不是附屬公司，亦不是合資企業。聯營公司之業績及資產與負債按權益會計法綜合計入此等綜合財務報表。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值變動之收購後變動調整，減任何已識別減值虧損。倘本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益（包括實際組成本集團於該聯營公司投資淨額之部分之任何長期權益），則本集團終止確認其應佔之進一步虧損。僅會於本集團產生法定或推定責任或代表該聯營公司支付款項之情況下，方會就分佔額外虧損作出撥備，並確認負債。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

無形資產

於初步確認時，個別收購及自業務合併產生之無形資產分別按成本及公平值確認。初步確認後，具有特定使用年期之無形資產按成本減任何累計攤銷及任何累計減值虧損入賬。具有特定使用年期之無形資產攤銷以直線法於其估計可使用年期攤銷。具特定可使用年期之無形資產以直線法於四至十年攤銷。另外，無特定可使用年期之無形資產按成本減任何其後累計減值虧損入賬。

剔除確認無形資產產生之收益或虧損按出售所得款項淨額與該資產賬面值之差額計量，並於該資產剔除確認時在收入報表確認。

3. 主要會計政策（續）

研發支出

研究工作之開支乃於其產生期間確認為開支。

自開發支出產生之內部產生無形資產，僅在能明確界定之項目所產生之開發成本預期可透過日後商業活動收回之情況下方予確認。就此產生之資產乃按其可用年限以直線法攤銷，並按成本值減其後累計攤銷及任何累計減值虧損列值。

倘無法確認內部產生無形資產，則開發支出於其產生期間自溢利或虧損扣除。

減值

具無特定可使用年期之無形資產每年透過比較其賬面值與其可收回金額以檢測減值，而不論是否有任何跡象顯示可能出現減值。倘若資產之可收回款額估計低於其賬面值，則該資產之賬面值會被遞減至可收回款額之水平。減值虧損會即時被確認為開支。

倘若其後撥回減值虧損，則該資產之賬面值增至其經修訂估計可收回款額。減值虧損之撥回即時確認為收入。

具有特定使用年期之無形資產於有跡象顯示該資產可能減值時檢測減值。

租約

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予承租人之租約，均列為融資租約。所有其他租約歸類為經營租約。

根據融資租約持有之資產按其於租約開始時之公平價值或按最低租賃款項之現值兩者之較低者確認為本集團之資產。該出租人之相應負債列入綜合資產負債表內作為融資租約之承擔。租約付款按比例分攤為融資費用及租約承擔減少，從而讓該等負債應付餘額以固定息率計算。融資費用直接於溢利或虧損內扣除。

經營租約之應付租金按有關租賃年期以直線法在溢利或虧損內扣除。

租賃預付款項

在租賃分類中，租賃土地及樓宇的土地與樓宇部分須分開計算。租約期限屆滿而預計業權不會轉予承租人之租賃土地歸類為經營租賃，除非租賃款項無法可靠地在土地及樓宇部分之間作出分配，在該情況下，整份租賃一般作為融資租賃處理。

3. 主要會計政策(續)

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除其後累計折舊及累計減值虧損列賬。

物業、廠房及設備(在建工程除外)之折舊乃計及其估計剩餘價值後,按其估計可用年限,以直線法撇銷其成本,所採用之年率如下:

永久業權土地	無
樓宇	4%
租約物業裝修	2.5% – 25%
辦公室設備、傢俬及裝置	10% – 33⅓%
廠房設備及機器	10% – 25%
汽車	18% – 25%
鑄模及工具	20% – 33⅓%
船舶	20%

興建中作為生產、出租或行政用途或仍未定出用途之物業,均按成本扣除任何確定減值虧損後列賬。成本包括按照本集團之會計政策已撥充資產之專業費用。此等資產採用與其他物業、廠房及設備相同之基準,於資產準備作預定用途時開始計算折舊。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者,採用與自置資產相同之基準計算折舊。

物業、廠房及設備項目於出售或當預期不能藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生收益或虧損乃按該項資產出售所得款項淨額與賬面值的差額計算計入該資產被剔除確認之該年度綜合收入報表內。

商譽以外之減值虧損及不確定年期之無形資產

於各結算日,本集團將審閱其有形及有確定年期無形資產之賬面值,以釐定該等資產是否存在任何減值虧損跡象。倘資產之可收回金額估計低於其賬面金額,則資產之賬面金額將下調至其可收回金額水平。減值虧損會即時確認為開支。

倘減值虧損於其後獲撥回,則資產之賬面金額將可增加至經調整之估計可收回金額水平。減值虧損之撥回會即時確認為收入。

3. 主要會計政策(續)

金融工具

倘集團實體成為金融工具合約發起訂約方時，財務資產及財務負債於資產負債表確認。財務資產及財務負債初步按公平值計量。因收購或發行財務資產及財務負債(於溢利或虧損按公平值列賬之財務資產及財務負債除外)而直接產生之交易成本，於初步確認時計入財務資產或財務負債(如適用)之公平值或自財務資產或財務負債(如適用)之公平值扣除。收購於溢利或虧損按公平值列賬之財務資產及財務負債直接產生之交易成本即時於溢利或虧損確認。

財務資產

可供出售投資

於活躍市場並無市場報價且未能可靠計算公平值之可供出售投資，乃於初步確認後在各結算日按成本值扣除任何可識別減值虧損計算。當有客觀證據顯示資產減值，減值虧損會於損益確認。減值虧損金額按資產賬面值與按類似財務資產現行市場回報率貼現之估計未來現金流量現值間之差額計算。該等減值虧損不可於其後期間撥回。

按公平值於溢利或虧損列賬之金融資產

按公平值於溢利或虧損列賬之金融資產包括持作買賣之投資。

於初步確認後之各結算日，按公平值於溢利或虧損列賬之金融資產乃按公平值計算，而公平值之變動乃於產生期間直接於溢利或虧損確認。

銷售賬款、票據及其他應收賬、應收聯營公司銷售賬款及銀行結餘

銷售賬款、票據及其他應收賬、應收聯營公司銷售賬款及銀行結餘初步按公平值確認，其後利用實際息率法按攤銷成本計算，減任何已識別減值虧損。當有客觀證據顯示資產減值，減值虧損會於損益確認。減值虧損及銀行結餘金額按資產賬面值與按原定實際利率貼現之估計未來現金流量現值間之差額計算。當資產可收回金額增加客觀而言與確認減值後發生之事件相關時，減值虧損會於其後期間撥回，並須以於減值撥回當日資產賬面值不超過減值未獲確認原應攤銷之成本所限。

財務負債及股本

集團實體發行之財務負債及股本工具乃根據合同安排之內容與財務負債及股本工具之定義分類。

股本工具乃集團於扣減其所有負債後之資產中剩餘之任何權益合同。

3. 主要會計政策(續)

金融工具(續)

財務負債及股本(續)

可換股債券

本公司所發行包含財務負債及股本部分之可換股債券於初步確認時獲獨立分類為相關負債及股本部分。於初步確認時,負債部分之公平值按類似非兌換債務之現行市場利率釐定。發行可換股債券所得款項與負債部分獲指派之公平值(指持有人可兌換債券為股本之包含認購期權)間差額已計入股本(可換股債券股本儲備)。

可換股債券之負債部分於其後期間利用實際權益法按攤銷成本列賬。股本部分指可兌換負債部分為本公司普通股之選擇權,將保留於可換股債券股本儲備,直至包含選擇權獲行使為止。倘該項選擇權於屆滿日期仍未行使,可換股債券股本儲備所示結餘將撥回保留溢利。該項選擇權獲兌換或屆滿時,相關盈虧不會於損益確認。

與發行可換股債券相關之交易成本按所得款項分配比例分配至負債及股本部分。股本部分相關之交易成本直接於股本扣除。負債部分相關之交易成本計入負債部分之賬面值,並利用實際利率法按可換股債券期間攤銷。

採購賬款、票據及其他應付賬、應付一家聯營公司採購賬款及借款

採購賬款、票據及其他應付賬、應付一家聯營公司採購賬款及借款初步按公平值計算,其後利用實際利率法按攤銷成本計算。

股本工具

本公司發行之股本工具按所收取款項扣除直接發行成本入賬。

衍生金融工具

本集團採用主要由遠期合約及貨幣掉期組成之衍生金融工具,以對沖其貨幣風險。該等衍生工具按公平值計算,惟獲指派為有效對沖工具則除外。

剔除確認

當收取資產現金流量權利屆滿或本集團已轉讓大致上所有財務資產之擁有權風險及回報時,會剔除確認財務資產。於剔除確認財務資產時,資產賬面值及已收代價與直接於股本確認之累計盈虧的總和已於損益確認。

當有關合約所訂明債務獲解除、註銷或屆滿時,財務負債會自資產負債表剔除。所剔除財務負債賬面值與代價間之差額於損益確認。

撥備

當本集團因過往事件承擔現有債務,且本集團可能須償付該項債務時,會確認撥備。撥備按董事所作最佳估計於結算日用作償還債務之開支計算,並於出現重大影響時貼現現值。

保用撥備於產品售出時按過往維修及更換程度數據所得估計成本確認。

3. 主要會計政策(續)

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本包括直接原料及(如適用)直接勞工成本及將存貨運至處於其現有位置及狀況所引致之開支。成本採用先入先出法計算。

收益確認

營業額乃本集團向外界客戶出售貨品,經扣除退貨及折扣後之已收及應收款項淨額之公平值,加上佣金收入及特許使用權收入。

當出售之貨品已付運及擁有權已轉移時,貨品銷售獲確認。

佣金收入於服務提供時確認。

特許使用權收入乃按照相關協議之內容按時間比例確認。

財務資產之利息收入於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過財務資產預計年期將估計日後收取之現金款項貼現至該項資產之賬面淨值。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税溢利計算。應課税溢利與綜合收入報表內呈報之溢利兩者差額乃基於其並無計入其他年度之應課税或可扣減收支項目,亦無計入毋須課税或不獲扣減之收入報表項目所致。本集團即期税項負債利用結算日頒佈或實際上頒佈之税率計算。

遞延税項乃為財務報表內資產及負債賬面值與計算應課税溢利所用相應税基間之差額,並採用資產負債表負債法入賬。遞延税項負債一般按所有應課税暫時差額予以確認,而遞延税項資產之確認額度以可用作抵銷可能產生應課税溢利之可扣減暫時差額為限。倘若暫時差額乃基於商譽或因一項不影響税務溢利或會計溢利之交易(業務合併除外)而開始確認其他資產及負債所引致,則有關資產及負債不予確認。

遞延税項負債按於附屬公司及聯營公司之投資所引致之應課税暫時差額而予以確認,惟本集團可控制撥回之暫時差額及可能不會於可見將來撥回之暫時差額除外。

遞延税項資產之賬面值會於每個結算日予以檢討,並在不可能再有充足應課税溢利之情況下,遞減至可收回全部或部分資產。

遞延税項按預計於償還負債或變現資產期間適用之税率計算。遞延税項於收入報表內扣除或計入,惟倘有關税項與直接扣自或計入股本之項目相關,於此情況下,遞延税項亦於股本處理。

3. 主要會計政策(續)

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率以功能貨幣(即該實體經營所在主要經濟地區之貨幣)記賬。於各結算日，以外幣列值之貨幣項目均按結算日之適用匯率重新換算。以外幣列值按公平值入賬之非貨幣項目按釐定公平值當日適用之匯率重新換算。非貨幣項目乃按外幣過往成本計算，毋須重新換算。

於結算及換算貨幣項目時產生之匯兌差額，均於其產生期間內於損益中確認。以公平值列值之非貨幣項目經重新換算後產生之匯兌差額，於該期間計入損益內，惟重新換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兌差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外業務之資產及負債乃按於結算日適用匯率換算為本公司之呈列貨幣(即港元)，而其收入與支出乃按該年度之平均匯率換算，除非匯率於該期間內出現動大波幅則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兌差額(如有)乃確認作權益之獨立部分(換算儲備)。該等匯兌差額乃於海外業務售出之期間內於損益確認。

於二零零六年一月一日或之後，於收購海外業務時產生之有關所收購可予識別資產之商譽及公平值調整乃視為該海外業務之資產及負債處理，並按於結算日之適用匯率換算。換算產生之匯兌差額乃於換算儲備內確認。

於二零零五年一月一日前，於收購海外業務時產生之商譽及公平值調整乃視為該收購者之非貨幣外幣項目處理，並按收購當日之適用過往匯率呈報。

借款成本

所有借款成本於產生期間內被確認為開支。

按權益結算以股份付款之交易

就本集團僱員獲授之購股權而所獲服務公平值乃按購股權授出日期釐定之公平值，於授出日期全數確認作開支，在授出優先認股權時即時歸屬，股本(僱員股份補償儲備)相應增加。

優先認股權獲行使時，先前於僱員股份補償儲備中確認之金額將轉移至股份溢價。當優先認股權遭沒收或於屆滿日仍未獲行使，則先前於優先認股權儲備中確認之金額將轉撥至保留盈利。

3. 主要會計政策(續)

退休福利計劃

退休福利安排乃按照相關法例及規定而制訂。對界定供款退休福利計劃之供款於到期支付時列作開支入賬。

就界定退休福利計劃而言，提供福利成本按預算單位信貸法釐定，並於各結算日進行精算估值。超出本集團退休金責任現值與計劃資產公平值之較高者10.00%之精算盈虧，按參與僱員預期平均餘下工作年期攤銷。過往服務成本會即時確認，直至有關福利獲歸屬為止，否則按平均期間以直線基準攤銷，直至經修訂福利獲歸屬為止。任何以此計算方法得出的資產，均限於未確認精算虧損及過往服務成本，加上未來計劃供款可動用退款及扣款現值。

於資產負債表確認之金額指就未確認精算盈虧及未確認過往服務成本作出調整並按計劃資產公平值削減之界定福利責任現值。

4. 關鍵會計判斷及不確定估計的主要來源

導致需對下一財政年度內之資產及負債賬面值作出重大調整之主要風險之有關未來主要假設，以及其他引致不確定性的重大估計來源披露如下。

估計商譽減值

釐定商譽是否出現減值須估計獲分配商譽之現金產生單位之使用價值。使用價值計算要求本集團估計預期產生自現金產生單位之日後現金流量及合適之折現率以計算現值。截至二零零六年十二月三十一日，商譽之賬面值為4,042,996,000港元。可收回金額計算方法之詳情於附註第20項披露。

無形資產估計減值

年內，管理層重新考慮其無形資產賬面值。管理層有信心資產賬面值將悉數撥回。管理層考慮到預期項目所得收益及預期產生自項目之日後現金流量，以及相關項目進展，以確定無形資產是否有減值。倘所產生實際收益和日後現金流量少於預期，重大的減值可能發生。管理層將密切注視此情況，倘日後市場情況顯示作出調整屬恰當，會於日後期間作出有關調整。

所得稅

於二零零六年十二月三十一日，有關未動用稅項虧損之195,563,000港元及有關僱員相關撥備之156,598,000港元之遞延稅項資產已於本集團資產負債表確認。遞延稅項資產之可變現情況主要取決於日後是否有足夠之未來溢利或應課稅暫時差額以供動用。倘所產生實際未來溢利少於預期，遞延稅項資產或會出現重大撥回。倘出現撥回，將於收入報表確認。

5. 財務風險管理目標及政策

本集團設有整體風險管理計劃，務求減低財務風險對本集團財務表現之潛在影響。

(a) 貨幣風險

本集團收益及成本主要以港元及美元列值。本公司多家海外附屬公司之銷售額及資產以外幣列值，令本集團面對外匯風險。為減輕外匯風險，本集團根據其風險管理政策，採用遠期外幣合約及期權對沖所承擔極有可能進行之外幣交易。儘管並未採用對沖會計法，但遠期外幣合約條款與相關交易極為吻合。

(b) 利率風險

(i) 現金流量利率風險

本集團之現金流量利率風險主要是關於其浮息銀行借款。就此等浮息借款而言，本集團之目標為保持若干借款在固定息率。為達致此目標，本集團維持浮息及固定息借款之均衡組合。管理層會持續監察利率波動，並於有需要時考慮對利率風險作對沖。

由於本集團之銀行結餘之現行市場利率波動，銀行結餘面對現金流量利率風險。董事認為本集團之短期銀行存款之利率風險不大，因附息銀行結餘於短期內到期。

(ii) 公平值利率風險

本集團的公平值利率風險乃關於定息利率票據。然而，管理層認為該風險對集團之影響不大。

(c) 信貸風險

倘交易方於二零零六年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認之財務資產所須承受之最大信貸風險已於綜合資產負債表列值之資產之賬面金額反映。本集團進行周全的信貸評估，與潛在客戶建立業務關係前評核其財務狀況。本集團透過信貸控制程序，定期監控及報告該等風險，令信貸風險減至最低。

銀行存款及銀行結餘之信貸風險不高，因該等款項乃存放於具有良好信貸評級之銀行。

本集團並無明顯的信貸集中風險，風險分佈至多個交易方及客戶。

(d) 流動資金風險

本集團透過借貸及股本組合撥付業務營運所需。本集團於結算日擁有龐大現金結餘及足夠銀行融資，維持穩健的流動資金狀況。本集團擁有充足財務資源，配合其承諾及營運資金所需。

5. 財務風險管理目標及政策(續)

(e) 金融工具之公平值

財務資產及財務負債之公平值按以下方式釐定：

- 具備標準條款及條件並於活躍流通量市場買賣之財務資產及財務負債之公平值乃分別參考市場買入及賣出價計算；及

- 其他財務資產及財務負債(不包括衍生工具)之公平值乃根據公認定價模式，並按折現現金流量分析，採用目前可觀察之市場交易價格計算。

6. 業務及市場分析資料

業務分析資料

在管理上而言，本集團從事製造與經銷電器及電子產品業務。分析資料乃按照產品種類作為主要分析資料披露。

收入報表

截至二零零六年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	激光儀及電子 千港元	對銷 千港元	綜合 千港元
營業額					
對外銷售	17,115,746	4,427,949	278,902	—	21,822,597
分部間銷售	14,914	188,768	18,331	(222,013)	—
合計	17,130,660	4,616,717	297,233	(222,013)	21,822,597

分部間銷售按現行市場價格計算。

業績					
分類業績	1,462,030	156,757	36,873	—	1,655,660
財務成本					(391,679)
分佔聯營公司業績					(895)
除税前溢利					1,263,086
税項					(184,017)
本年度溢利					1,079,069

6. 業務及市場分析資料(續)

業務分析資料(續)

資產負債表

二零零六年十二月三十一日

	電動工具 千港元	地板護理 千港元	激光儀及電子 千港元	綜合 千港元
資產				
分類資產	13,580,527	2,789,125	182,057	16,551,709
於聯營公司應佔資產額				192,989
未分配企業資產				4,575,603
綜合資產總值				21,320,301
負債				
分類負債	(5,756,797)	(1,393,539)	(172,345)	(7,322,681)
未分配企業負債				(6,919,645)
綜合負債總額				(14,242,326)

其他資料

截至二零零六年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	激光儀及電子 千港元	綜合 千港元
增添資本開支	665,394	89,826	12,815	768,035
折舊及攤銷	433,635	98,648	9,814	542,097

6. 業務及市場分析資料(續)

業務分析資料(續)

收入報表

截至二零零五年十二月三十一日止年度

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
營業額					
對外銷售	17,176,671	4,525,858	655,858	—	22,358,387
分部間銷售	187,074	25,718	221,922	(434,714)	—
合計	17,363,745	4,551,576	877,780	(434,714)	22,358,387

分部間銷售按現行市場價格計算。

業績					
分類業績	1,237,379	199,786	139,220	—	1,576,385
財務成本					(353,041)
分佔聯營公司業績					(6,463)
除稅前溢利					1,216,881
稅項					(157,714)
本年度溢利					1,059,167

資產負債表

二零零五年十二月三十一日

	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]
資產				
分類資產	16,758,492	2,229,624	481,870	19,469,986
於聯營公司應佔資產額				189,453
未分配企業資產				715,302
綜合資產總值				20,374,741
負債				
分類負債	(6,424,536)	(1,004,834)	(87,630)	(7,517,000)
未分配企業負債				(6,624,732)
綜合負債總額				(14,141,732)

6. 業務及市場分析資料(續)

業務分析資料(續)

其他資料

截至二零零五年十二月三十一日止年度

	電動工具 千港元	地板護理 千港元	激光及電子產品 千港元	綜合 千港元
增添資本開支	4,070,172	62,329	15,907	4,148,408
折舊及攤銷	415,105	96,126	8,433	519,664
已確認之投資證券減值虧損	13,830	—	—	13,830

市場分析資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額	
	2006 千港元	2005 千港元
以地域市場劃分：		
北美洲	**16,081,779**	17,122,079
歐洲及其他國家	**5,740,818**	5,236,308
	21,822,597	22,358,387

(ii) 以下為按資產所在地區劃分之分類資產和增添之物業、廠房及設備與無形資產分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	2006 千港元	2005 千港元	2006 千港元	2005 千港元
香港及中華人民共和國(「中國」)	**3,323,091**	5,846,462	**416,928**	535,583
北美洲	**9,619,512**	10,366,136	**155,701**	3,478,153
歐洲及其他國家	**3,609,106**	3,257,388	**195,406**	134,672
	16,551,709	19,469,986	**768,035**	4,148,408

7. 營業額

營業額乃本集團於本年度內向外界客戶出售貨品，經扣除退貨及折扣後之已收及應收款項淨額之公平值，加上佣金收入及特許使用權收入，分析如下：

	2006 千港元	2005 千港元
銷售貨品	**21,751,691**	22,320,353
佣金收入	**6,403**	12,222
特許使用權收入	**64,503**	25,812
	21,822,597	22,358,387

8. 利息收入

	2006 千港元	2005 千港元
銀行存款利息收入	**81,542**	53,230
聯營公司欠款利息收入	**9,912**	7,138
	91,454	60,368

9. 財務成本

	2006 千港元	2005 千港元
利息：		
須於五年內悉數償還之銀行貸款及透支	**129,075**	137,747
融資租約之承擔	**6,805**	8,142
定息票據	**228,272**	180,102
可換股債券實際利息開支	**27,527**	27,050
	391,679	353,041

10. 稅項

	2006 千港元	2005 千港元
現行稅項：		
香港利得稅	**52,813**	67,955
以往年度不足（超額）撥備	**3,272**	(3,499)
	56,085	64,456
本年度溢利之海外稅項	**187,453**	163,776
以往年度不足撥備	**(2,804)**	5,038
	184,649	168,814
遞延稅項：		
本年度（附註42）	**(56,717)**	(75,556)
	184,017	157,714

香港利得稅乃根據兩個年度估計應課稅溢利按17.5%之稅率計算。

其他司法權區之稅項按有關司法權區之適用稅率計算。

本年度之稅項開支對賬如下：

	2006 千港元	2005 千港元
除稅前溢利	**1,263,086**	1,216,881
按香港利得稅率計算之稅項	**221,040**	212,954
其他司法權區營運附屬公司不同稅率之影響	**75,955**	48,505
稅務上不可扣減開支之稅項影響	**37,306**	20,757
稅務上毋須課稅收入之稅項影響	**(153,758)**	(124,272)
未確認稅項虧損之稅項影響	**14,448**	16,307
確認以往未確認稅項虧損	**(10,500)**	(18,098)
以往年度不足（超額）撥備	**468**	1,539
其他	**(942)**	22
本年度稅項開支	**184,017**	157,714

遞延稅項詳情載於附註第42項。

11. 本年度溢利

	2006 千港元	2005 千港元
本年度溢利已扣除(計入)下列各項：		
無形資產攤銷	**89,417**	47,084
核數師酬金	**18,234**	15,934
租賃預付款項攤銷	**1,402**	1,402
物業、廠房及設備折舊		
自置資產	**441,970**	456,449
根據融資租約持有之資產	**9,308**	14,729
滙兌(收益)／虧損	**(8,438)**	10,235
出售物業、廠房及設備之溢利	**(6,926)**	(2,690)
可供銷售投資之減值虧損	**—**	13,830
已確認經營租約支出：		
物業	**125,756**	114,300
汽車	**39,439**	38,582
廠房設備及機器	**21,299**	20,884
其他資產	**23,794**	24,312
員工成本		
董事酬金		
袍金	**1,000**	566
其他酬金	**48,900**	38,785
其他員工	**2,006,026**	2,024,449
退休金計劃供款(董事酬金內已包括者除外)		
界定供款計劃	**93,331**	103,840
界定福利計劃	**21,102**	47,877
	2,170,339	2,215,517

上文披露之員工成本並不包括研究及開發活動金額285,968,000港元(二零零五年：317,788,000港元)，該金額列入研究及開發費用內。

12. 董事酬金

已付予或應付予九名(二零零五年：九名)董事之酬金如下：

截至二零零六年十二月三十一日止年度

		其他酬金			
	袍金 千港元	薪金及 其他福利 千港元	退休金 計劃供款 千港元	股份付款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	**—**	**25,516**	**12**	**—**	**25,528**
鍾志平博士太平紳士	**—**	**8,441**	**12**	**—**	**8,453**
陳建華先生	**—**	**5,977**	**12**	**—**	**5,989**
陳志聰先生	**—**	**6,039**	**12**	**—**	**6,051**
Stephan Horst Pudwill先生	**—**	**1,695**	**12**	**—**	**1,707**
張定球先生	**250**	**183**	**—**	**—**	**433**
Joel Arthur Schleicher先生	**250**	**305**	**—**	**—**	**555**
Christopher Patrick Langley先生OBE	**250**	**342**	**—**		**592**
Manfred Kuhlmann先生	**250**	**342**	**—**	**—**	**592**
總額	**1,000**	**48,840**	**60**	**—**	**49,900**

截至二零零五年十二月三十一日止年度

		其他酬金			
	袍金 千港元	薪金及 其他福利 千港元	退休金 計劃供款 千港元	股份付款 千港元	酬金總額 千港元
Horst Julius Pudwill先生	10	18,989	12	—	19,011
鍾志平博士太平紳士	10	7,868	12	—	7,890
陳建華先生	10	5,726	12	—	5,748
陳志聰先生	10	5,737	12	—	5,759
張定球先生	10	—	—	—	10
浦上彰夫博士	—	—	—	—	—
Joel Arthur Schleicher先生	172	—	—	—	172
Christopher Patrick Langley先生OBE	172	—	—	—	172
Manfred Kuhlmann先生	172	—	—	417	589
總額	566	38,320	48	417	39,351

13. 僱員酬金

本集團五位最高薪酬人士其中四位（二零零五年：四位）為本公司之集團董事，彼等之酬金載於上文附註第12項。其餘一位（二零零五年：無）之酬金如下：

	2006 千港元	2005 千港元
薪金及其他福利	**4,863**	2,665
退休金計劃供款	**23**	12
	4,886	2,677

截至二零零六年及二零零五年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為鼓勵其加入或加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

14. 已付股息

	2006 千港元	2005 千港元
已派末期股息：		
二零零五年：每股12.60港仙（二零零四年：每股12.50港仙）	**184,609**	169,651
已派中期股息：		
二零零六年：每股6.50港仙（二零零五年：每股6.00港仙）	**95,236**	81,818
	279,845	251,469

董事建議就本財政年度派發末期股息每股12.60港仙（二零零五年：每股12.60港仙），惟尚須待股東週年大會上獲股東通過。

15. 每股盈利

母公司普通權益持有人應佔之每股基本及攤薄盈利乃根據以下數據計算：

	2006 千港元	2005 千港元
用作計算每股基本盈利之盈利：		
母公司權益持有人應佔本年度溢利	**1,071,864**	1,018,984
潛在普通股產生之攤薄影響：		
可換股債券實際利息	**22,710**	22,316
用作計算每股攤薄盈利之盈利	**1,094,574**	1,041,300
用作計算每股基本盈利之普通股加權平均數	**1,464,595,829**	1,385,789,675
潛在普通股產生之攤薄影響：		
優先認股權	**30,435,277**	41,186,410
可換股債券	**65,922,585**	65,922,585
用作計算每股攤薄盈利之普通股加權平均數	**1,560,953,691**	1,492,898,670

16. 物業、廠房及設備

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
本集團									
成本									
於二零零五年一月一日	431,135	154,653	482,832	515,175	21,170	1,129,394	11,835	40,796	2,786,990
匯兌調整	(55,048)	(1,745)	(19,337)	(80,404)	(1,087)	(58,083)	—	(2,266)	(217,970)
添置	1,278	22,769	112,911	127,517	7,430	178,914	—	82,415	533,234
收購附屬公司	571,356	14,549	168,688	1,327,128	4,977	836,921	—	90,371	3,013,990
出售	(74,713)	(14,793)	(13,633)	(115,322)	(1,923)	(17,178)	—	—	(237,562)
重新歸類	14,928	—	11,206	24,476	258	10,210	—	(61,078)	—
於二零零五年十二月三十一日	888,936	175,433	742,667	1,798,570	30,825	2,080,178	11,835	150,238	5,878,682
匯兌調整	40,362	1,646	20,703	66,748	1,018	46,887	—	2,402	179,766
添置	14,289	25,966	68,459	79,585	4,173	138,709	64	141,915	473,160
出售	(54,540)	(9,661)	(16,186)	(40,285)	(2,428)	(180,563)	—	—	(303,663)
重新歸類	36,492	10,335	17,504	51,565	(459)	37,216	—	(152,653)	—
於二零零六年十二月三十一日	**925,539**	**203,719**	**833,147**	**1,956,183**	**33,129**	**2,122,427**	**11,899**	**141,902**	**6,227,945**
折舊及攤銷									
於二零零五年一月一日	118,913	104,196	341,260	378,960	16,246	943,657	3,912	—	1,907,144
匯兌調整	(26,180)	(1,114)	(13,116)	(70,687)	(795)	(53,979)	—	—	(165,871)
本年度準備	36,553	12,959	86,064	125,834	4,134	203,927	1,707	—	471,178
收購附屬公司	187,560	5,568	139,396	995,950	3,952	747,099	—	—	2,079,525
出售時撤除	(19,696)	(4,681)	(13,633)	(113,479)	(1,242)	(15,588)	—	—	(168,319)
重新歸類	(64)	—	(11,890)	11,886	—	68	—	—	—
於二零零五年十二月三十一日	297,086	116,928	528,081	1,328,464	22,295	1,825,184	5,619	—	4,123,657
匯兌調整	20,395	541	13,386	56,495	601	45,522	—	—	136,940
本年度準備	31,807	17,387	87,844	116,227	3,282	193,020	1,711	—	451,278
出售時撤除	(34,275)	(7,926)	(16,079)	(35,893)	(2,394)	(179,109)	—	—	(275,676)
重新歸類	—	26	864	(878)	(137)	125	—	—	—
於二零零六年十二月三十一日	**315,013**	**126,956**	**614,096**	**1,464,415**	**23,647**	**1,884,742**	**7,330**	**—**	**4,436,199**
賬面淨值									
於二零零六年十二月三十一日	**610,526**	**76,763**	**219,051**	**491,768**	**9,482**	**237,685**	**4,569**	**141,902**	**1,791,746**
於二零零五年十二月三十一日	591,850	58,505	214,586	470,106	8,530	254,994	6,216	150,238	1,755,025

16. 物業、廠房及設備(續)

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
本公司							
成本							
於二零零五年一月一日	65,945	59,691	103,973	219,622	10,019	525,133	984,383
添置	—	10,334	21,007	12,143	709	53,922	98,115
轉讓至附屬公司	—	(1,544)	(1,398)	(91,800)	—	(81)	(94,823)
出售	—	—	(4)	(3,085)	(158)	(637)	(3,884)
於二零零五年十二月三十一日	65,945	68,481	123,578	136,880	10,570	578,337	983,791
添置	—	16,062	16,120	14,943	920	37,109	85,154
轉讓自(至)附屬公司	—	258	(879)	13,652	—	(39,171)	(26,140)
出售	—	—	(6)	(947)	(1,401)	(973)	(3,327)
於二零零六年十二月三十一日	**65,945**	**84,801**	**138,813**	**164,528**	**10,089**	**575,302**	**1,039,478**
折舊及攤銷							
於二零零五年一月一日	20,759	54,025	77,845	178,276	8,575	431,480	770,960
本年度準備	2,638	4,462	13,770	13,253	861	58,079	93,063
轉讓至附屬公司	—	(1,303)	(921)	(71,739)	—	(27)	(73,990)
出售時撇除	—	—	(4)	(2,712)	(158)	(200)	(3,074)
於二零零五年十二月三十一日	23,397	57,184	90,690	117,078	9,278	489,332	786,959
本年度準備	2,638	6,136	16,576	13,883	774	43,442	83,449
轉讓至附屬公司	—	—	(784)	(1,463)	—	(22,521)	(24,768)
出售時撇除	—	—	(5)	(947)	(1,401)	(562)	(2,915)
於二零零六年十二月三十一日	**26,035**	**63,320**	**106,477**	**128,551**	**8,651**	**509,691**	**842,725**
賬面淨值							
於二零零六年十二月三十一日	**39,910**	**21,481**	**32,336**	**35,977**	**1,438**	**65,611**	**196,753**
於二零零五年十二月三十一日	42,548	11,297	32,888	19,802	1,292	89,005	196,832

16. 物業、廠房及設備(續)

上述所列物業之賬面淨值包括：

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
香港境外土地及樓宇之分析如下：				
永久業權	**570,616**	546,664	**—**	—
中期租約	**39,910**	45,186	**39,910**	42,548
	610,526	591,850	**39,910**	42,548

本集團與本公司物業、廠房及設備之賬面淨值包括根據融資租約持有之資產分別約為137,833,000港元及零港元(二零零五年：138,189,000港元及零港元)。

本集團及本公司之物業、廠房及設備總帳面額包括目前仍然使用及全數折舊之物業、廠房及設備金額分別為約1,890,000,000港元及249,000,000港元。

17. 租賃預付款項

	本集團	本公司
	千港元	千港元
成本值		
於二零零五年一月一日	6,449	6,449
匯兑調整	(1,240)	—
增加	63,674	—
於二零零五年十二月三十一日	68,883	6,449
匯兑調整	2,300	—
於二零零六年十二月三十一日	**71,183**	**6,449**
攤銷		
於二零零五年一月一日	1,677	1,677
匯兑調整	(25)	—
本年度撥備	1,402	129
於二零零五年十二月三十一日	3,054	1,806
匯兑調整	68	—
本年度撥備	1,402	129
於二零零六年十二月三十一日	**4,524**	**1,935**
賬面淨值		
於二零零六年十二月三十一日	**66,659**	**4,514**
於二零零五年十二月三十一日	65,829	4,643

所有租賃預付款項均為香港境外中期租約。

18. 商譽

	[illegible] 千港元
成本	
於二零零五年一月一日	653,504
收購附屬公司時產生	3,277,624
過往年度收購附屬公司代價之調整	12,807
於二零零五年十二月三十一日（按原先呈列）	3,943,935
於二零零五年收購附屬公司暫定公平值調整	47,032
於二零零五年十二月三十一日（經重列）及二零零六年一月一日	3,990,967
滙兌調整	5,466
收購附屬公司額外權益時產生	46,563
於二零零六年十二月三十一日	**4,042,996**

有關商譽減值檢測之詳情於附註第20項披露。

19. 無形資產

	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]
本集團				
成本				
於二零零五年一月一日	52,764	195,958	3,510	252,232
匯兌調整	(5,217)	(6,596)	—	(11,813)
添置	173,939	87,131	—	261,070
收購附屬公司	58,988	987,805	—	1,046,793
本年度撇銷	(2,029)	(2,791)	—	(4,820)
於二零零五年十二月三十一日	278,445	1,261,507	3,510	1,543,462
匯兌調整	5,733	2,672	—	8,405
添置	192,830	50,016	—	242,846
本年度撇銷	—	(4,325)	—	(4,325)
於二零零六年十二月三十一日	**477,008**	**1,309,870**	**3,510**	**1,790,388**
攤銷				
於二零零五年一月一日	—	17,537	1,814	19,351
匯兌調整	(701)	(2,042)	—	(2,743)
本年度準備	21,965	24,417	702	47,084
收購附屬公司	7,197	13,899	—	21,096
撇銷時撇除	—	(2,779)	—	(2,779)
於二零零五年十二月三十一日	28,461	51,032	2,516	82,009
匯兌調整	1,139	1,967	—	3,106
本年度準備	59,815	28,900	702	89,417
撇銷時撇除	—	(4,325)	—	(4,325)
於二零零六年十二月三十一日	**89,415**	**77,574**	**3,218**	**170,207**
賬面淨值				
於二零零六年十二月三十一日	**387,593**	**1,232,296**	**292**	**1,620,181**
於二零零五年十二月三十一日	249,984	1,210,475	994	1,461,453

19. 無形資產(續)

	遞延開發費用 千港元	商標 千港元	總計 千港元
本公司			
成本			
於二零零五年一月一日	—	8,240	8,240
添置	102,473	42,064	144,537
於二零零五年十二月三十一日	102,473	50,304	152,777
添置	108,009	6,581	114,590
於二零零六年十二月三十一日	**210,482**	**56,885**	**267,367**
攤銷			
於二零零五年一月一日	—	4,415	4,415
本年度準備	—	9,783	9,783
於二零零五年十二月三十一日	—	14,198	14,198
本年度準備	20,495	12,482	32,977
於二零零六年十二月三十一日	**20,495**	**26,680**	**47,175**
賬面淨值			
於二零零六年十二月三十一日	**189,987**	**30,205**	**220,192**
於二零零五年十二月三十一日	102,473	36,106	138,579

遞延開發費用由內部產生。所有專利權及商標與生產技術均收購自第三方。

本集團及本公司之上述無形資產(商標除外)均有確定可供使用年期，並按四年至十年以直線法攤銷。

本集團管理層認為，由於預期現金流入淨額貢獻無限期，商標並無確定的可供使用年期。除非商標的可供使用年期可予確認，方予以攤銷，否則每年及在商標出現減值跡象時檢測商標減值。減值檢測詳情於附註第20項披露。

20. 商譽減值檢測及無確定可供使用年期之無形資產

於二零零六年十二月三十一日，無確定可供使用年期之商譽及商標之賬面值分配至下列現金產生單位之情況如下：

	商譽 千港元	商標 千港元
電動工具	**3,421,716**	**234,000**
地板護理	**621,280**	**—**
	4,042,996	**234,000**

截至二零零六年十二月三十一日止年度，本集團管理層認為，其擁有無確定可供使用年期商譽或商標之任何現金產生單位並無出現減值跡象。

上述現金產生單位可收回款項之基準及其主要相關假設概述如下：

現金產生單位的可收回金額乃按照使用價值計算而釐定，該計算根據管理層批准之五年期財務預算為基準，採用現金流量預測，按貼現率5%及12%計算及按穩定增長率3%推算。

21. 於附屬公司之投資

	本公司 2006 千港元	 2005 千港元
非上市股份投資，成本	**630,546**	551,396

本公司於二零零六年十二月三十一日之主要附屬公司詳情載於附註第51項。

22. 於聯營公司應佔資產額

	本集團 2006 千港元	 2005 千港元	本公司 2006 千港元	 2005 千港元
非上市股份，成本扣除已確認減值虧損	**—**	—	**23,790**	23,790
所佔資產淨值	**14,499**	15,394	**—**	—
聯營公司之欠款淨額	**178,490**	174,059	**160,848**	149,236
	192,989	189,453	**184,638**	173,026

於二零零六年十二月三十一日聯營公司之詳情載於附註第52項。

聯營公司之欠款乃無抵押及須按倫敦銀行同業拆息加2厘計息且須應要求償還。董事會認為，由於上述款項於未來十二個月內不會償還，因此上述款項被列為非流動資產。

22. 於聯營公司應佔資產額*(續)*

有關本集團聯營公司之財務資料概要載列如下：

	2006 千港元	2005 千港元
資產總值	**122,344**	160,742
負債總額	**(64,348)**	(99,165)
資產淨值	**57,996**	61,577
本集團應佔聯營公司之資產淨值	**14,499**	15,394
營業額	**234,634**	274,330
本年度虧損	**(15,005)**	(22,485)
本集團應佔聯營公司本年度業績	**(895)**	(6,463)

於結算日，本集團在各聯營公司中持有Gimelli International (Holdings) Limted及其附屬公司（統稱「Gimelli集團公司」）之股份40.8%。於二零零六年十二月三十一日及二零零五年十二月三十一日，本集團應佔Gimelli集團公司權益之賬面值均為零。

23. 可供出售投資

	本集團		本公司	
	2006 千港元	2005 千港元	2006 千港元	2005 千港元
非上市股本證券及會籍債券，成本減已確認減值虧損	**43,315**	15,558	**1,195**	1,195

於結算日，所有可供出售投資指非上市股本證券投資及會籍債券。由於該等證券之估計合理公平值幅度變化很大，本公司董事認為其公平值不能可靠計量，故其按成本值扣減減值計量。

24. 存貨

	本集團		本公司	
	2006 千港元	2005 千港元	2006 千港元	2005 千港元
原料	**1,175,864**	1,139,478	**249,846**	225,745
在製品	**108,834**	104,442	**29,215**	38,443
製成品	**2,735,185**	2,727,296	**149,744**	69,495
	4,019,883	3,971,216	**428,805**	333,683

25. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
零至六十日	**3,143,989**	2,622,904	**41,553**	16,363
六十一日至一百二十日	**230,131**	255,728	**977**	6,903
一百二十一日或以上	**103,977**	115,733	**2,133**	19,096
銷售賬款總額	**3,478,097**	2,994,365	**44,663**	42,362
其他應收賬	**348,941**	270,990	**—**	—
	3,827,038	3,265,355	**44,663**	42,362

於二零零六年十二月三十一日，本集團及本公司之銷售賬款及其他應收賬之公平值與相應賬面值相若。

26. 應收票據

本集團及本公司於二零零六年十二月三十一日之應收票據之公平值與相應賬面值相若。

本集團及本公司於二零零六年十二月三十一日之應收票據之到期日為一百二十日內。

27. 應收(付)附屬公司款項

本公司於二零零六年十二月三十一日之應收(付)附屬公司款項之公平值與相應賬面值相若。

28. 聯營公司銷售賬款

本集團於二零零六年十二月三十一日之聯營公司之應收款公平值與相應賬面值相若。本集團於二零零六年十二月三十一日之所有聯營公司應收款之到期日為一百二十日內。

29. 於香港持作買賣投資

本集團於二零零六年十二月三十一日於香港持作買賣投資乃按公平值列賬。

30. 銀行結餘、按金及現金

銀行結餘按市場利率介乎1.75%至5.15%計息。銀行透支按市場利率介乎4.58%至6.19%計息。

31. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	2006	2005	2006	2005
	千港元	千港元	千港元	千港元
零至六十日	**1,345,473**	1,552,235	**403,583**	453,877
六十一日至一百二十日	**91,696**	278,482	**36,838**	147,106
一百二十一日或以上	**30,547**	70,475	**2,947**	60,486
採購賬款總額	**1,467,716**	1,901,192	**443,368**	661,469
其他應付賬	**1,650,404**	1,689,507	**196,016**	217,265
	3,118,120	3,590,699	**639,384**	878,734

於二零零六年十二月三十一日，本集團及本公司之採購賬款及其他應付賬之公平值與相應賬面值相若。

32. 應付票據

本集團及本公司於二零零六年十二月三十一日之應付票據公平值與相應賬面值相若。

本集團及本公司於二零零六年十二月三十一日之全部應付票據到期日為一百二十日內。

33. 保用撥備

	本集團	
	2006	2005
	千港元	千港元
於一月一日	**338,211**	241,375
滙兑調整	**5,261**	(6,767)
本年度額外撥備	**607,031**	530,336
收購附屬公司	**—**	94,426
已動用之撥備	**(580,865)**	(521,159)
於十二月三十一日	**369,638**	338,211

保用撥備乃指管理層就本集團銷售產品所須承擔責任之最佳估計。預計此開支大部分將於下一個財政年度內產生。

34. 聯營公司採購賬款／應付聯營公司款項

本集團及本公司於二零零六年十二月三十一日之應付聯營公司款與相應公平值相若。

35. 融資租約之承擔

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備，租約期介乎三年至二十年。融資租約之所有承擔相關息率於各合約日期釐訂。並無就或然租賃款項訂立任何安排。

融資租約之承擔還款期如下：

	最低支付租金額		最低支付租金額之現值	
	2006	2005	**2006**	2005
	千港元	[illegible]	**千港元**	[illegible]
本集團				
融資租約之還款額：				
一年內	**20,453**	20,341	**18,535**	18,107
一年後兩年內	**16,585**	18,464	**13,614**	15,686
兩年後三年內	**14,116**	14,175	**11,309**	11,411
三年後四年內	**13,701**	13,248	**10,989**	10,188
四年後五年內	**13,682**	12,284	**11,063**	8,903
五年以上	**127,567**	108,892	**78,554**	79,279
	206,104	187,404	**144,064**	143,574
減：日後財務費用	**(62,040)**	(43,830)	**—**	—
租賃承擔之現值	**144,064**	143,574	**144,064**	143,574
減：一年內到期列作流動負債款項			**(18,535)**	(18,107)
一年後到期款項			**125,529**	125,467

本集團融資租約承擔之公平值乃根據於二零零六年十二月三十一日之當時市場利率折現之估計未來現金流量之現值釐定，與賬面值相若。

36. 具追溯權之貼現票據

按實際年利率5.88%(二零零五年:年利率4.32%)之銀行貼現票據之期限為不少於120日。

37. 可換股債券

於二零零四年六月十六日，本集團宣佈按面值發行於二零零九年七月到期之五年期零息可換股債券(「債券」)。債券總本金額為140,000,000美元(約1,092,000,000港元)。債券持有人可於二零零五年八月七日至二零零九年七月一日期間隨時按每股2.1247美元之初步換股價，將債券兌換為本公司每股面值0.10港元之普通股。除非提前被贖回、轉換或購回及註銷，本公司將於二零零九年七月八日到期日按本金額之107.76%贖回每份債券。然而，於二零零七年七月八日或之後及到期日之前，債券持有人可選擇要求本公司按本金額之104.59%贖回全部或部分債券。

債券共有兩個組成部分：債務及股本部分。應用香港會計準則第32號金融工具：披露及呈報後，債券已按追溯基準劃分為債務及股本部分。股本部分以「可換股債券股本儲備」之股本呈報。債務部分之實際利率為2.11%。

37. 可換股債券(續)

債券之債務部分於年內之變動載列如下：

	本集團及本公司	
	2006	2005
	千港元	千港元
年初之債務部分	**1,078,307**	1,051,257
利息支出	**27,527**	27,050
年終之債務部分	**1,105,834**	1,078,307

於二零零六年十二月三十一日，債券債務部分之公平值約為885,158,000港元，乃按於結算日之當時市場利率折現之估計未來現金流量之現值釐定。

38. 無抵押借款

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
信託收據貸款	**152,416**	127,672	**—**	—
銀行貸款	**2,094,643**	1,891,735	**272,223**	234,000
銀行借款	**2,247,059**	2,019,407	**272,223**	234,000
定息票據(附註)	**2,639,143**	2,640,353	**—**	—
借款總額	**4,886,202**	4,659,760	**272,223**	234,000

本集團及本公司借款之償還期如下：

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
即時或一年內	**421,849**	434,349	**38,889**	234,000
一年後兩年內	**240,672**	18,181	**233,334**	—
兩年後三年內	**1,584,538**	1,566,877	**—**	—
三年後四年內	**—**	—	**—**	—
五年以上	**2,639,143**	2,640,353	**—**	—
	4,886,202	4,659,760	**272,223**	234,000
減：一年內到期列作流動負債款項	**(421,849)**	(434,349)	**(38,889)**	(234,000)
一年後到期款項	**4,464,353**	4,225,411	**233,334**	—

38. 無抵押借款(續)

本集團借款實際利率與訂約利率相等，範圍如下：

	2006	2005
實際利率:		
定息借款	**4.09%至5.44%**	4.09%至5.44%
浮息借款	**4.49%至6.77%**	3.07%至5.67%

本集團借款以有關集團實體功能貨幣列之貨幣計值，現載列如下：

	千港元	千澳元	千紐元	千[illegible]元
於二零零六年十二月三十一日	**2,042,955**	**12,178**	**3,750**	**5,000**
於二零零五年十二月三十一日	1,921,672	14,025	3,500	—

附註：於二零零三年，本集團透過其美國全資公司發行定息票據，總本金額為145,000,000美元。發行之定息票據分為兩批：金額為120,000,000美元之票據，年期10年，年息率為4.7%；以及金額為25,000,000美元之票據，年期7年，年息率為4.09%。發行票據所得款項用作為現有中期債務之再融資，以及撥作一般營運資金用途。

於二零零五年，本集團透過其美國全資公司另行發行定息票據，總本金額為200,000,000美元。發行之定息票據分為兩批：金額為150,000,000美元之票據，年期10年，年息率為5.44%；以及金額為50,000,000美元之票據，年期7年，年息率為5.17%。發行票據所得款項用作收購附屬公司之資金。

銀行借款賬面值與公平值相若，加權平均利率則與已訂約市場利率相若。

39. 股本

	2006	2005	2006	2005
	股數		千港元	[illegible]
普通股				
法定股本：				
每股面值0.10港元之股份	**2,400,000,000**	2,400,000,000	**240,000**	240,000
已發行及繳足股本：				
於一月一日每股面值0.10港元之股份	**1,461,720,652**	1,352,304,652	**146,172**	135,230
按股份配售發行股份	**—**	96,000,000	**—**	9,600
按行使優先認股權發行股份	**3,503,000**	13,416,000	**350**	1,342
於十二月三十一日每股面值0.10港元之股份	**1,465,223,652**	1,461,720,652	146,522	146,172

於二零零五年九月八日，本集團按每股19.25港元之價格向獨立投資者配售合共96,000,000股股份。所配售新股份相當於本公司於配售日期之已發行股本1,361,898,652股股份約7.05%及本公司經配售擴大之已發行股本1,457,898,652股股份約6.58%。

年內發行之股份在各方面與既有之股份享有同等權益。

優先認股權之詳情載於附註第47項。

40. 儲備

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
本公司					
於二零零五年一月一日	810,611	26,334	—	2,018,991	2,855,936
因發行股份所得之溢價	1,956,700	—	—	—	1,956,700
發行新股份之交易成本	(34,502)	—	—	—	(34,502)
確認股本結算股份付款	—	—	6,703	—	6,703
本年度溢利	—	—	—	524,432	524,432
末期股息—二零零四年	—	—	—	(169,651)	(169,651)
中期股息—二零零五年	—	—	—	(81,818)	(81,818)
於二零零六年一月一日	2,732,809	26,334	6,703	2,291,954	5,057,800
因發行股份所得之溢價	22,040	—	—	—	22,040
確認股本結算股份付款	—	—	7,091	—	7,091
本年度溢利	—	—	—	584,849	584,849
末期股息 — 二零零五年	—	—	—	(184,609)	(184,609)
中期股息 — 二零零六年	—	—	—	(95,236)	(95,236)
於二零零六年十二月三十一日	**2,754,849**	**26,334**	**13,794**	**2,596,958**	**5,391,935**

本公司於二零零六年十二月三十一日可分派予股東之儲備中包括保留溢利2,596,958,000港元（二零零五年：2,291,954,000港元）。

41. 退休福利責任

	2006 **千港元**	2005 [illegible]
退休金計劃承擔（附註i）	**672,117**	621,737
退休後福利、醫療、牙科及人壽保險計劃承擔（附註ii）	**146,965**	151,770
其他	**15,005**	12,830
	834,087	786,337

自二零零零年十二月起，本公司及其在香港之營運附屬公司參加根據強制性公積金計劃條例註冊之強制性公積金計劃（「強積金計劃」）。

本集團之海外附屬公司設立多項界定供款計劃及界定福利計劃，涵蓋其絕大部分僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

41. 退休福利承擔(續)

附註i： 退休金計劃承擔

退休金計劃承擔於德國業務撥備，包括支付服務之退休福利及最終工資之計劃。根據計劃，僱員於年屆退休年齡65歲時享有介乎最終薪金10.00至20.00%之退休福利。界定福利承擔現值之最近期精算估值於二零零七年一月一日由德國BDO Deutsche Warentreuhand Aktiengesellschaft進行。

附註ii： 退休後福利、醫療、牙科及人壽保險計劃承擔

本集團美國附屬公司Milwaukee Electric Tool Corporation設有無供款退休後福利、醫療、牙科及人壽保險計劃。承擔現值之最近期精算估值於二零零七年一月一日由Mercer Human Resource Consulting進行。並無就此等福利劃撥資產，而計劃按到期即付方式提供資金。

所用主要精算假設如下：

	退休金計劃	退休後醫療、牙科及人壽保險計劃
	2006	2006
貼現率	4.00%	5.80%
預期薪金升幅	2.00%	不適用
日後退休金升幅	2.00%	不適用
醫療成本通脹(最終)	不適用	5.00%

就計劃於收益確認之款額如下：

	退休金計劃		退休後醫療、牙科及人壽保險計劃	
	2006	2005	2006	2005
	千港元	千港元	千港元	千港元
現行服務成本	(2,952)	5,198	4,389	4,329
精算收益	—	—	(1,619)	—
利息成本	14,591	29,879	6,693	8,471
	11,639	35,077	9,463	12,800

本年度支出計入員工成本。

41. 退休福利承擔(續)

本集團就計劃產生之承擔計入資產負債表款額如下：

	退休金計劃		退休後醫療、牙科及人壽保險計劃	
	2006	2005	2006	2005
	千港元	千港元	千港元	千港元
無供款承擔現值	**672,117**	621,737	**146,965**	151,770

本年度負債淨額變動如下：

	退休金計劃	退休後醫療、牙科及人壽保險計劃
	2006	2006
	千港元	千港元
於一月一日	**621,737**	**151,770**
收購附屬公司購入負債淨額		
滙兑差額	**73,904**	**(425)**
現有服務，按成本	**(2,952)**	**4,389**
精算收益	**—**	**(1,619)**
利算成本	**14,591**	**6,693**
已付福利	**(35,163)**	**(13,843)**
於十二月三十一日	**672,117**	**146,965**

本集團美國附屬公司One World Technologies, Inc.設有另一項界定福利計劃。該項界定福利計劃退休金成本按照僱員福利顧問集團Aon Consulting採用預計單位記賬法於二零零七年一月一日進行之精算估值釐訂。由於假定所有退休人士收取定額美元補貼，而計算精算估值時假定之貼現率為5.80%(二零零五年：5.50%)，故毋須作出於二零零六年及二零零五年十二月三十一日之醫療趨向比率假定。

上述福利並無獲劃撥任何資產，而該計劃乃以到期即付方式提供資金。該海外附屬公司一名前股東根據一項承擔責任、償付及賠償保證之轉讓協議，將償付該計劃下之累計福利成本。就此，該海外附屬公司就截至二零零六年十二月三十一日訂定應收之同等金額累計福利成本約為22,000,000港元(二零零五年：23,000,000港元)。

42. 遞延稅項資產(負債)

以下為本年度及以往年度獲確認入賬之主要遞延稅項資產及負債與其變動：

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
本集團							
於二零零五年一月一日	(29,677)	70,925	(5,586)	29,927	147,486	75,088	288,163
收購附屬公司	(119,720)	27,920	—	125,890	19,483	(251,430)	(197,857)
匯兌調整	2,616	(876)	—	(10,276)	(8,680)	(17,099)	(34,315)
(扣除)計入本年度之收入	43,579	(2,445)	—	10,082	40,838	(16,498)	75,556
於二零零六年一月一日	(103,202)	95,524	(5,586)	155,623	199,127	(209,939)	131,547
匯兌調整	(2,536)	(6,028)	—	10,860	19,210	(1,743)	19,763
(扣除)計入本年度之收入	24,315	12,038	—	(9,885)	(22,774)	53,023	56,717
於二零零六年十二月三十一日	**(81,423)**	**101,534**	**(5,586)**	**156,598**	**195,563**	**(158,659)**	**208,027**

	[illegible]	[illegible]	[illegible]
本公司			
於二零零五年一月一日	(14,410)	(5,586)	(19,996)
扣除本年度之收入	(338)	—	(338)
於二零零六年一月一日	(14,748)	(5,586)	(20,334)
扣除本年度之收入	4,840	—	4,840
於二零零六年十二月三十一日	**(9,908)**	**(5,586)**	**(15,494)**

編列資產負債表時，若干遞延稅項資產及負債已互相抵銷。以下為編製財務報告時遞延稅項結餘之分析：

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
遞延稅項資產	**706,493**	646,758	**—**	—
遞延稅項負債	**(498,466)**	(515,211)	**(15,494)**	(20,334)
	208,027	131,547	**(15,494)**	(20,334)

於結算日，本集團可供抵銷可無限期結轉之未來溢利之未動用稅項虧損為1,156,000,000港元(二零零五年:1,170,000,000港元)。由於未能預測未來溢利來源，故並無就稅項虧損38,000,000港元(二零零五年:32,000,000港元)確認遞延稅項資產。

43. 收購附屬公司

本集團完成向Atlas Copco AB(「ATCO」)購入以「Milwaukee®」、「AEG®」及「DreBo®」等品牌(「收購公司」)經營之全盤電動工具及配件業務(「該業務」)。該交易已於二零零五年一月三日舉行之本公司股東特別大會上獲全體親身或委派代表出席之股東一致通過。

該業務之收購價已於該交易完成時以現金支付,金額為627,000,000美元(約4,887,000,000港元),包括調整前收購價713,000,000美元(約5,560,000,000港元),減去有關若干間收購公司之部分應計及未撥款支付之退休後福利及就相關之遞延資產賬和若干應計項目作出調整之協定完成前調整金額86,000,000美元(約672,000,000港元)。收購價乃按收購公司並無負債或現金及其有形資產淨值(當中並不包括現金及有關協定前調整款額在內) 285,000,000美元(約2,223,000,000港元)計算。於二零零五年十月三十一日,本集團及ATCO認為將不會調整收購價,而收購亦已完成。

	合併前收購方之賬面值 千港元	公平值調整 千港元	公平值 千港元
收購之資產淨值			
物業、廠房及設備	951,927	(17,462)	934,465
無形資產	88,948	936,749	1,025,697
遞延税項資產	293,484	—	293,484
存貨	873,050	10,163	883,213
銷售賬款及其他應收賬、訂金及預付款項	1,153,104	—	1,153,104
應收票據	71,874	—	71,874
可退回税款	2,176	—	2,176
銀行結餘及現金	211,585	—	211,585
採購賬款及其他應付賬	(1,185,318)	—	(1,185,318)
應繳税項	(79,263)	—	(79,263)
保用撥備	(94,426)	—	(94,426)
融資租約之承擔	(147,948)	—	(147,948)
遞延税項負債	(491,341)	—	(491,341)
退休福利承擔	(874,012)	—	(874,012)
	773,840	929,450	1,703,290
收購時產生之商譽			3,277,624
本年度支付之現金代價			4,980,914
收購引致之淨現金流出:			
本年度支付之現金代價			(4,980,914)
所購入之銀行結餘及現金			211,585
收購附屬公司相關之現金及現金等額流出淨額			(4,769,329)

43. 收購附屬公司(續)

收購附屬公司所產生商譽源自於新市場分銷本集團產品之預期盈利能力及預料合併就日後營運帶來之協同效益。

購入之附屬公司於收購日期至結算日期間，為本集團帶來營業額約5,940,957,000港元，而其佔本集團除税及利息前溢利約354,605,000港元。

44. 主要非現金交易

於本年度內，本集團簽訂關於資產之融資租約安排，於簽訂融資租約時之總資本值為1,418,000港元(二零零五年：7,900,000港元)。

45. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
一年內	**174,848**	167,654	**15,786**	18,022
兩年後但五年內	**337,931**	368,848	**9,855**	25,575
五年後	**132,132**	175,124	**16,094**	16,160
	644,911	711,626	**41,735**	59,757

經營租約付款乃指本集團及本公司須支付其若干廠房及機器、汽車、辦公室物業及其他資產之租金。該等租約磋商之租期介乎一年至十年。

46. 或然負債

	本集團		本公司	
	2006	2005	**2006**	2005
	千港元	千港元	**千港元**	千港元
就聯營公司動用之信貸融資而向銀行提供擔保	**36,026**	30,654	**36,026**	30,654

此外，本公司就給予其附屬公司之一般信貸融資而向銀行及獨立第三者提供擔保。於二零零六年十二月三十一日，附屬公司已動用之信貸融資額為5,546,886,000港元(二零零五年：5,467,275,000港元)。

47. 優先認股權

於二零零一年五月二十五日採納及於二零零二年三月二十八日終止之計劃(「B計劃」)

根據本公司於二零零一年五月二十五日通過決議案採納之優先認股計劃，本公司董事會可向包括本公司及其附屬公司全職行政人員、執行董事及全職僱員之合資格人士，授出可認購本公司股份之優先認股權，其計劃目的乃為向董事及合資格人士提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於接納日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份在聯交所收市價平均值之80%之較高者。

根據B計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權獲全數行使時，將導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得授予該僱員優先認股權。

B計劃已於二零零二年三月二十八日通過決議案予以終止。

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後，本公司於二零零二年三月二十八日通過決議案採納另一項新訂優先認股計劃，以肯定合資格人士對本集團之業務發展及增長所作貢獻。該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司董事會可授予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事(包括獨立非執行董事)；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須就獲授之優先認股權支付現金1港元作為代價。優先認股權可於授出日期起計直至屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日聯交所每日報價表註明股份之平均收市價；或於授出日期股份之面值。

根據C計劃授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。直至授出日期止十二個月內，任何人士獲授之優先認股權可認購之股份數目不得超過於授出日期已發行股份之1%。

C計劃已於二零零七年三月二十七日屆滿。

47. 優先認股權(續)

本年度內，本公司之優先認股權變動如下：

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible] 港元	[illegible]
董事								
Horst Julius Pudwill先生	28.6.2002	C計劃	25,728,000	—	—	25,728,000	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	—	—	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	—	—	400,000	12.170	25.2.2004 – 24.2.2009
鍾志平博士太平紳士	28.6.2002	C計劃	12,864,000	—	—	12,864,000	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C計劃	560,000	—	—	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	400,000	—	—	400,000	12.170	25.2.2004 – 24.2.2009
陳建華先生	1.3.2004	C計劃	1,000,000	—	—	1,000,000	12.525	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C計劃	1,000,000	—	—	1,000,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C計劃	500,000	—	—	500,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C計劃	1,000,000	—	—	1,000,000	12.170	25.2.2004 – 24.2.2009
	1.3.2004	C計劃	500,000	—	—	500,000	12.525	1.3.2004 – 28.2.2009
Stephan Horst Pudwill先生	1.3.2004	C計劃	100,000[1]	—	—	100,000	12.525	1.3.2004 – 28.2.2009
Joel Arthur Schleicher先生	30.4.2002	C計劃	100,000	—	100,000	—	3.200	30.4.2002 – 29.4.2007
	17.7.2003	C計劃	200,000	—	—	200,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	—	—	100,000	12.170	25.2.2004 – 24.2.2009
Christopher Patrick Langley先生OBE	17.7.2003	C計劃	200,000	—	100,000	100,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C計劃	100,000	—	—	100,000	12.170	25.2.2004 – 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C計劃	100,000	—	—	100,000	17.750	7.2.2005 – 6.2.2010
董事獲授總額			**45,412,000[1]**	—	**200,000**	**45,212,000**		

47. 優先認股權(續)

優先認股權持有人	授予優先認股權日期	優先認股權計劃類別	於年初尚未行使	年內授出	年內行使	於年終尚未行使	認購價	行使期
僱員	23.7.2001	B計劃	300,000	—	300,000	—	1.058	23.7.2001 - 22.7.2006
	30.4.2002	C計劃	1,880,000	—	665,000	1,215,000	3.200	30.4.2002 - 29.4.2007
	5.7.2002	C計劃	500,000	—	500,000	—	3.350	5.7.2002 - 4.7.2007
	17.7.2003	C計劃	3,470,000	—	796,000	2,674,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C計劃	204,000	—	—	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	C計劃	6,879,000[1]	—	982,000	5,897,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	C計劃	200,000	—	—	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	C計劃	300,000	—	—	300,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	C計劃	200,000	—	—	200,000	12.000	7.6.2004 - 6.6.2009
	18.8.2004	C計劃	60,000	—	60,000	—	11.250	18.8.2004 - 17.8.2009
	2.10.2004	C計劃	1,000,000	—	—	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	C計劃	250,000	—	—	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	C計劃	150,000	—	—	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	C計劃	100,000	—	—	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	C計劃	200,000	—	—	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	C計劃	25,000	—	—	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	C計劃	200,000	—	—	200,000	17.200	10.5.2005 - 9.5.2010
	1.6.2005	C計劃	20,000	—	—	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	C計劃	250,000	—	—	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	C計劃	500,000	—	—	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	C計劃	—	300,000	—	300,000	18.690	1.1.2006 - 31.12.2010
	1.3.2006	C計劃	—	3,564,000	—	3,564,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	C計劃	—	150,000	—	150,000	14.350	10.3.2006 - 9.3.2011
	25.4.2006	C計劃	—	20,000	—	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	C計劃	—	200,000	—	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	C計劃	—	350,000	—	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	C計劃	—	25,000	—	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	C計劃	—	75,000	—	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	C計劃	—	1,500,000	—	1,500,000	11.252	1.11.2006 - 31.10.2011
	3.11.2006	C計劃	—	100,000	—	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	C計劃	—	30,000	—	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	C計劃	—	150,000	—	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	C計劃	—	20,000	—	20,000	10.560	13.12.2006 - 11.12.2011
僱員獲授總額			16,688,000[1]	6,484,000	3,303,000	19,869,000		
各類人士獲授總額			**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**		
								佔公司年終發行之股票百份比
B計劃下總額			300,000	—	300,000	—		0.00%
C計劃下總額			61,800,000	6,484,000	3,203,000	65,081,000		4.44%
總額			**62,100,000**	**6,484,000**	**3,503,000**	**65,081,000**		**4.44%**

47. 優先認股權(續)

下表披露於本年度內僱員(包括董事)持有之本公司優先認股權及其變動詳情：

優先認股權類別	於二零零六年一月一日尚未行使	年內授出	年內行使	年內失效或註銷	於二零零六年十二月三十一日尚未行使
B計劃	300,000	—	300,000	—	—
C計劃	61,800,000	6,484,000	3,203,000	—	65,081,000
	62,100,000	6,484,000	3,503,000	—	65,081,000

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
B計劃	600,000	—	300,000	—	300,000
C計劃	73,455,000	1,545,000	13,116,000	84,000	61,800,000
	74,055,000	1,545,000	13,416,000	84,000	62,100,000

列於上表之董事所持優先認股權詳情如下：

	於一月一日尚未行使	年內授出	年內行使	重新歸類	於十二月三十一日尚未行使
2006	**45,312,000**	**—**	**200,000**	**100,000***	**45,212,000**

	[illegible]	[illegible]	[illegible]		[illegible]
2005	47,412,000	100,000	2,200,000		45,312,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價為14.81港元。

年內概無優先認股權失效或註銷。

* Stephan Horst Pudwill先生自二零零六年五月二十二日獲委任為本公司之集團執行董事。彼持有之100,000份優先認股權之前分類列為「僱員」。

47. 優先認股權(續)

公平值按Black-Scholes定價模式計算，有關模式所用之主要假設如下：

授出日期	行使價	優先認股權預計年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
1.1.2006	18.6900	3年	35%	4.060%	1.5%
1.3.2006	13.9700	3年	35%	4.100%	1.5%
10.3.2006	14.3500	3年	35%	4.225%	1.5%
25.4.2006	13.7000	3年	35%	4.309%	1.5%
15.6.2006	10.2700	3年	35%	4.560%	1.5%
17.6.2006	10.5500	3年	35%	4.572%	1.5%
3.7.2006	10.7000	3年	35%	4.571%	1.5%
4.10.2006	11.6300	3年	35%	3.791%	1.5%
1.11.2006	11.2500	3年	35%	3.692%	1.5%
3.11.2006	11.4800	3年	35%	3.727%	1.5%
8.11.2006	12.2000	3年	35%	3.774%	1.5%
4.12.2006	10.9500	3年	35%	3.548%	1.5%
13.12.2006	10.5600	3年	35%	3.563%	1.5%

所有優先認股權已於授出日期全數歸屬。

就計算公平值而言，由於缺乏過往數據，故並無就預期將予沒收之優先認股權作出任何調整。

Black-Scholes定價模式要求採用極為主觀之假設，包括股價波幅。由於採用該等主觀假設之變動可重大影響公平值估值，因此董事認為現行模式未必能可靠地作為計量優先認股權公平值之唯一方式。

本公司股份於授出日期之加權平均收市價介乎每份優先認股權為13.00港元。

預計波幅按本公司股價於過往三年之歷史波幅釐定。模式所用預計年限已就不可轉讓性、行使限制及行為考慮因素加以調整，按管理層最佳預計作出。

截至二零零六年十二月三十一日止年度，本集團就本公司所授出優先認股權確認開支總額7,091,000港元(二零零五年：6,703,000港元)。

本年度授出之優先認股權公平值按多個授出日期介乎每份優先認股權2.46港元至4.72港元(二零零五年：介乎3.78港元至4.71港元)計量。於本年度授出之優先認股權加權平均公平值為每份優先認股權3.03港元。

48. 資本承擔

	本集團		本公司	
	2006	**2005**	**2006**	**2005**
	千港元	千港元	**千港元**	千港元
有關購買物業、廠房及設備之資本開支：				
已訂約但未作出撥備	**516,648**	199,554	**22,446**	59,349
已批准但未訂約	**103,443**	68,957	**—**	—

49. 結算日後事項

於二零零六年十二月二十一日，本集團訂立一份購買協議向Whirlpool Corporation購入Hoover地板護理服務。

是次收購之總代價為現金付款107,000,000美元（832,000,000港元）及若干已承諾責任。是次交易已於二零零七年一月三十一日完成，惟須符合監管及達致反信託清關條件後方可作實。

Hoover提供一系列一般及指定用途之吸塵機及地毯清洗器，包括直立式吸塵機及密封瓶、深層清潔器及硬地板清潔器。

50. 有關連方交易

本年度內，本集團與有關連方進行下列交易：

	2006	**2005**
	千港元	千港元
行政管理費收入	**464**	456
行政管理費支出	**420**	420
已收利息收入	**9,911**	7,138
銷售收入	**91,308**	402
設備使用費收入	**2,166**	897
已收佣金收入	**—**	17,287
特許使用權收入	**46,800**	—

董事及主要管理人員其他成員年內酬金如下：

	2006	**2005**
	千港元	千港元
短期福利	**122,314**	129,998
僱用後福利	**2,510**	9,446
終止福利	**6,240**	13,175
股份付款	**5,976**	4,653
	137,040	157,272

有關連方交易結餘詳情載於綜合資產負債表、資產負債表及附註第22項。

51. 主要附屬公司詳情

於二零零六年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
A&M Electric Tools GmbH	德國	20,451,675歐羅	–	100	經銷及製造電動工具產品
Digiwireless Limited	香港	2港元	100	–	投資控股
DreBo Werkzeugfabrik GmbH	德國	1,000,000歐羅	–	100	經銷及製造電動工具產品
東莞厚街鴻亮機電設備有限公司	中國	17,700,000美元	–	100	製造戶外園藝電動工具
Homelite Asia Ltd.	英屬處女群島	1美元	–	100	投資控股
Homelite Consumer Products, Inc.	美國	10美元	–	100	經銷戶外園藝電動工具產品
鴻亮遠東有限公司	香港	2港元	100	–	經銷戶外園藝電動工具產品
Homelite Technologies Ltd.	百慕達	12,000美元	100	–	投資控股
MacEwen Property Co. Inc.	美國	100美元	100	–	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	–	經銷家庭電子及電器產品
Milwaukee Electric Tool Corporation	美國	50,000,000美元	–	100	經銷及製造電動工具產品
One World Technologies, Inc.	美國	10美元	–	100	投資控股
OWT France SAS	法國	1,750,000歐羅	–	100	投資控股
OWT Industries, Inc.	美國	10美元	–	100	製造電器部件及電動工具產品
Royal Appliance International GmbH	德國	2,050,000歐羅	100	–	經銷家庭電子及電器產品
Royal Appliance Mfg. Co.	美國	1美元	–	100	經銷及製造地板護理產品

51. 主要附屬公司詳情（續）

附屬公司名稱	註冊成立營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率		主要業務
			直接 %	間接 %	
Ryobi Technologies Canada Inc.	加拿大	600,000加元	–	100	經銷電動工具產品
Ryobi Technologies GmbH	德國	500,000歐羅	100	–	經銷電動工具產品
Ryobi Technologies S.A.S.	法國	14,919,832歐羅	–	100	經銷電動工具產品
Ryobi Technologies (UK) Limited	英國	4,000,000英鎊	–	100	經銷電動工具產品
創德實業有限公司	香港	1,000,000港元	100	–	製造塑膠零件
Santo Industries Limited	香港	2,000,000港元	100	–	製造金屬零件
朗廣實業有限公司	香港	2,000,000港元	75.725	–	製造電子產品
Techpower Engineering Company Limited	香港	2港元	100	–	製造部件
創科電業製品（香港）有限公司	香港	2港元	–	100	經銷及製造地板護理產品
Techtronic Appliances International Ltd	英屬處女群島	1美元	–	100	投資控股
Techtronic Industries Australia Pty. Ltd.	澳洲	5,500,000澳元	100	–	經銷電動工具產品
東莞創機電業制品有限公司	中國	12,500,000美元	–	100	製造電動工具產品
Techtronic Industries N.Z. Ltd.	紐西蘭	1,165,500紐元	100	–	經銷電動工具產品
Techtronic Industries North America, Inc.	美國	10美元	98.4	1.6	投資控股
Techtronic Industries (Taiwan) Co. Ltd.	台灣	5,000,000新台幣	100	–	提供檢查服務
TTI Investments (Dongguan) Company Limited	香港	2港元	100	–	投資控股
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	–	裝配及分銷地板護理產品
Vax Limited	英國	33,000英鎊	100	–	裝配、採購及分銷地板護理產品

51. 主要附屬公司詳情(續)

依董事會之意見，上表列舉者主要為影響本集團業績或資產之附屬公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內任何時間，附屬公司概無任何發行在外之債務證券。

52. 聯營公司詳情

於二零零六年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率直接 %	主要業務
Gimelli International (Holdings) Limited	開曼群島	6,250美元	40.8	投資控股
Precision Technology Industries Limited	百慕達	12,000,000美元	25	製造電動工具產品

53. 美元等同金額

所示美元款額僅供參考，以7.80港元兌1.00美元之固定匯率計算。

54. 比較數字

若干比較數字已重新歸類以符合本年度財務報表之列賬形式。

財務概要

業績

	截至十二月三十一日止年度				
	2002 千港元	2003 千港元	2004 千港元	2005 千港元	**2006** **千港元**
營業額	9,492,938	13,182,808	16,304,140	22,358,387	**21,822,597**
未計應佔聯營公司業績及稅項前溢利	495,780	769,228	1,076,344	1,223,344	**1,263,981**
應佔聯營公司業績	121	(987)	(845)	(6,463)	**(895)**
除稅前溢利	495,901	768,241	1,075,499	1,216,881	**1,263,086**
稅項	(70,246)	(66,811)	(108,829)	(157,714)	**(184,017)**
本年度溢利	425,655	701,430	966,670	1,059,167	**1,079,069**
應佔份額：					
母公司權益持有人	413,414	673,973	926,356	1,018,984	**1,071,864**
少數股東權益	12,241	27,457	40,314	40,183	**7,205**
本年度溢利	425,655	701,430	966,670	1,059,167	**1,079,069**
基本每股盈利	33.24仙	51.56仙	69.28仙	73.53仙	**73.18仙**

資產及負債

	於十二月三十一日				
	2002 千港元	2003 千港元	2004 千港元	2005 千港元	**2006** **千港元**
資產總值	6,423,105	9,646,268	13,903,324	20,374,741	**21,320,301**
負債總額	4,576,251	7,087,010	10,367,476	14,141,732	**14,242,326**
	1,846,854	2,559,258	3,535,848	6,233,009	**7,077,975**
母公司權益持有人應佔權益	1,827,937	2,512,884	3,453,816	6,112,339	**6,996,530**
少數股東權益	18,917	46,374	82,032	120,670	**81,445**
	1,846,854	2,559,258	3,535,848	6,233,009	**7,077,975**

公司資料

董事會

集團執行董事
Horst Julius Pudwill先生
主席兼行政總裁

鍾志平博士太平紳士
副主席

陳建華先生
陳志聰先生
Stephan Horst Pudwill先生

非執行董事
張定球先生

獨立非執行董事
Joel Arthur Schleicher先生
Christopher Patrick Langley先生OBE
Manfred Kuhlmann先生

二零零七年財務事項日誌

四月十八日：	公佈二零零六年全年業績
五月二十三日：	獲派二零零六年度末期股息之股東截止登記日期
五月二十五日至二十九日：	暫停辦理股東登記手續
五月二十九日：	股東週年大會
七月五日：	派發末期股息
六月三十日：	六個月中期期間結算日
十二月三十一日：	財政年度結算日

投資者關係聯絡處

投資者關係及企業傳訊部
創科實業有限公司
香港新界荃灣
青山道388號
中國染廠大廈24樓
電郵：ir@tti.com.hk

網址

www.ttigroup.com

盈利業績、年報／中期報告於公司網站刊載。

上市資料

香港聯合交易所有限公司
普通股(股份編號：669)
二零零九年到期之零息可換股債券(編號：2591)
第一級美國預託證券收據(代號：TTNDY)

股份過戶登記處

秘書商業服務有限公司
香港皇后大道東28號
金鐘匯中心26樓
電話：(852) 2980 1888

美國預託證券託管商

The Bank of New York

主要往來銀行

香港上海滙豐銀行有限公司
花旗銀行
渣打銀行
恒生銀行

律師

張葉司徒陳律師事務所

核數師

德勤•關黃陳方會計師行

合資格會計師

陳志聰先生

公司秘書

陳志聰先生

商標

所有商標均為其各自擁有人之知識產權及受商標法保護。

本集團採用Ryobi®商標乃依據Ryobi Limited授出之特許使用權。

RIDGID®乃Ridgid, Inc.之註冊商標。Ridgid, Inc.乃位於美國聖路易斯的Emerson集團(紐約證券交易所：EMR)旗下的Emerson Professional Tools的業務之一。此等產品上所用橙色及橙灰混合色彩乃為RIDGID®品牌電動工具之商標。

Sears®、Craftsman®及Kenmore®品牌均為Sears Brands, LLC之註冊商標。

RYOBI®

POWERS

30

ONE+TOOLS

RYOBI

ONE+


5
6
7
8
RYOBI
12
AEG
13
14
19
20
RYOBI
27
25
26
28
AEG
29

15 Dirt Devil® Reaction™ D2 Dual-Cyclonic Technology™ 雙氣筒直立式吸塵機

16 充電式雙頻嬰兒監視器

17 18v One+™ 系列CornerCat™ 砂光機 – Ryobi® 品牌

18 18v One+ ™系列5-1/2" 帶激光功能圓鋸 – Ryobi® 品牌

19 BackPack 25.4cc 汽油商業級 25.4cc吹風機 – Ryobi® 品牌

20 RCS-4046C 40cc 汽油鏈鋸 – Ryobi® 品牌

21 AEG® PM10E電鎬

22 Homelite® MightyLite™ 26CC 汽油輕巧吹風機

23 Dirt Devil® Broom Vac®充電式吸塵拖把

24 Dirt Devil® KONE™ 充電式手提吸塵機

25 7 hp 3000 PSI 高壓清洗機 – Ryobi® 品牌

26 Hoover® WindTunnel™ 2 直立免袋式地板吸塵機

27 Hoover® FloorMate™ SpinScrub™ 800 乾濕兩用吸塵機

28 AEG® WS 21-230 GVX-2100W 角向磨機

29 Vax® VZL-702 Performance Zero 免袋圓筒式吸塵機


1
2
3
4
9
10
11
15
16
17
18
21
22
23
24
RYOBI
AEG
18v

1 AIRgrip™ 雷射水平儀 – Ryobi® 品牌

2 AIRgrip™ CrossIt™ 自流平電子交錯雷射水平垂直儀 – Ryobi® 品牌

3 超聲波測距儀 – Ryobi® 品牌

4 Milwaukee® V28™ 充電式鋰離子Sawzall® 馬力鋸

5 Craftsman® ½", 專業手槍柄設計電鑽

6 Milwaukee® V18™ 充電式鋰離子衝擊鑽

7 18v One+™ 系列18v起子機 – Ryobi®品牌

8 RLT 5030AH – 500 伏特電線割草機 – Ryobi® 品牌

9 Homelite® MightyLite™ 26CC 彎桿汽油割草機

10 Milwaukee® Tilt-Lok™ 7-1/4吋AC圓鋸

11 18v One+™ 系列2速衝擊鑽 – Ryobi®品牌

12 AEG® 18v BSB 18 STX 衝擊鑽

13 RIDGID® 18v 1/2" 充電式衝擊鑽

14 Nomad® 12v汽車供電式輕便高壓射水清潔器

Design: The Design Associates www.tda.com.hk Copy by: Coates & Coates Photography by: Dennis Fung/Alfred Ko/Torque Creative Printed by: Cre 8 (Greater China) Limited

強勁品牌
創新產品
優秀人才



www.ttigroup.com



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2006

HIGHLIGHTS	2006 *HK$'million*	2005 *HK$'million*	Changes
Turnover	21,823	22,358	-2.39%
EBITDA	2,098	1,989	+5.49%
Profit attributable to equity holders of the parent	1,072	1,019	+5.19%
Earnings per share — basic (HK cents)	73.18	73.53	-0.48%
Final dividend per share (HK cents)	12.80	12.60	0.00%

- Record profit and twelfth consecutive year of growth
- Acquisition of Hoover® propels us to global floor care leader
- Growth in professional power tool brands
- Gross margin and operating margin improvements
- Strengthened our global management organization

COMPANY'S STATEMENT

FINANCIAL REVIEW

[illegible]

For the year ended 31st December, 2005

	Power Equipment HK$'000	[illegible] HK$'000	[illegible] HK$'000	Eliminations HK$'000	Consolidated HK$'000
Revenue					
External sales	17,174,671	[illegible]	[illegible]	—	[illegible]
Inter-segment sales	[illegible]	[illegible]	[illegible]	[illegible]	—
Total	17,363,749	[illegible]	[illegible]	[illegible]	[illegible]
Result					
Segment results	1,237,379	[illegible]	[illegible]	—	[illegible]
[illegible]					[illegible]
[illegible]					[illegible]
Profit before taxation					[illegible]
Taxation					(197,714)
Profit for the year					[illegible]

[illegible]

	2006 HK$'000	2005 HK$'000
Hong Kong Profits Tax	[illegible]	[illegible]
Overseas Tax	[illegible]	[illegible]
Deferred Tax	[illegible]	[illegible]
	[illegible]	197,714

[illegible]



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2006

HIGHLIGHTS	2006 *HK$'million*	2005 *HK$'million*	Changes
Turnover	21,823	22,358	-2.39%
EBITDA	2,098	1,989	+5.49%
Profit attributable to equity holders of the parent	1,072	1,019	+5.19%
Earnings per share — basic (HK cents)	73.18	73.53	-0.48%
Final dividend per share (HK cents)	12.60	12.60	0.00%

- **Record profit and twelfth consecutive year of growth**
- **Acquisition of Hoover® propels us to global floor care leader**
- **Growth in professional power tool brands**
- **Gross margin and operating margin improvements**
- **Strengthened our global management organization**

CHAIRMAN'S STATEMENT

At TTI we have the vision to be number one in the industries we serve. Our passion for capturing market leadership is achieved through powerful brands, innovative products, best cost, superior execution, and exceptional people. These are the strategic driving forces that continue to improve performance in our targeted businesses delivering consistent value to our customers and shareholders. This is our mission and the basis for our record profit results in 2006.

Profit attributable to equity holders of the parent for 2006 reached a record level of HK$1,072 million, an increase of 5.19% over the prior year, our twelfth consecutive year of growth. Our leading brands, product innovations, and cost improvement efforts delivered a healthier net profit margin of 4.91%, up from 4.56% in 2005. Notably, gross margins improved to 31.59% from 31.05% last year and profit margins from operations grew to 7.59% from 7.05% in the prior year, benefiting from ongoing business integrations and Continuous Improvement Program (CIP) savings, which offset increases in global commodity prices and financing costs. Basic earnings per share, having accounted for the full dilution effect of the share placement in September 2005, was at HK73.18 cents per share, marginally lower than HK73.53 cents reported in 2005.

2006 turnover for the Group was HK$21.82 billion, a small decline of 2.39% over 2005. After delivering solid turnover growth in the first half of 2006, the second half proved to be more challenging with softer macro economic environment in the United States. The Group's expansion efforts outside of North America continued the first half momentum with near double digit turnover growth for the second half and full year. Our Floor Care business rebounded with positive turnover growth in the second half. We announced the acquisition of the Hoover® floor care business, which when combined with our existing Floor Care business now positions TTI as the leader in the global floor care industry.

DIVIDEND

The Directors have recommended a final dividend of HK12.60 cents per share for the year ended 31st December, 2006 (2005: HK12.60 cents) payable to the Company's shareholders whose names appear on the register of members of the Company on 29th May, 2007. Subject to the approval of the shareholders at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on or about 5th July, 2007. This payment, together with the interim dividend of HK6.50 cents per share (2005: HK6.00 cents) paid on 28th September, 2006, makes a total payment of HK19.10 cents per share for 2006 (2005: HK18.60 cents).

BUSINESS REVIEW

Power Equipment

The Power Equipment business, which includes power tools, power tools accessories, and outdoor power equipment, produced record profit from operations, with growth from our professional brands, Milwaukee® and AEG® as well as strong sales from RIDGID® professional power tools manufactured by TTI. Profit from operations was HK$1,462 million, a significant increase of 18.16% over 2005. Turnover reached HK$17.12 billion, accounting for 79% of total Group turnover. Full year turnover was marginally down 0.35% from last year due to a sluggish North American market in the second half of the year. We improved profit margins to 8.54% from 7.20% last year in a difficult economic environment of rising raw material costs. Innovative new products, quality improvement initiatives, global procurement activities, product transfer programs, and CIP have positively impacted our operational performance.

Power Tools and Accessories

For the year 2006, Milwaukee® expanded by continuing to lead the industry in the development of a broader line of lithium ion battery-based power tools aimed at professionals. The new V18™ line of products gained acceptance in the marketplace and combined with the V28™ lithium ion range, added incrementally to the cordless product category. Milwaukee® also strengthened its Sawzall® market position with new product introductions and marketing support, including specialized industry outreach programs, and supported by a full Sawzall® blades range. In addition, Milwaukee® grew in Europe as it continued to build recognition and expand distribution geographically.

The Ryobi® brand faced a challenging year in North America, but produced near double digit growth in turnover outside of North America with the first full year of the One+™ System distribution. The One+™ System under the Ryobi® brand offers 43 products including 9 new products such as the One+™ Angle Grinder and the One+™ Radio using the 18-volt battery & charger platform. The One+™ program has established a strong merchandising presence with growing end user demand that will drive future growth in our key retail partners across the globe.

We expect our North American business to rebound after a slowdown in the second half of last year. Business is on a positive trend for the beginning of 2007 and we have increased the consumer power tool promotion plans and marketing support over prior year levels. Innovative lithium ion cordless products will be launched throughout the year, further enhancing TTI's leading position in the cordless category. Our European and rest of world businesses are continuing to track healthy growth. New products are the primary drivers, but new distribution in core territories and new geographies are also adding incremental turnover. The Ryobi® branded One+™ System and Milwaukee® V18™ programs are notable product ranges that are feeding the expansion.

Outdoor Power Equipment

Outdoor Power Equipment turnover expanded in 2006. Turnover outside North America continued to make double digit gains primarily from the Homelite® and Ryobi® brands. The operational focus to improve our cost position delivered positive gains in the second half, marked by new product launch efficiency and productivity in our Asia supply chain. Manufacturing gains through rigorous application of management techniques, procurement programs, and savings from CIP were key factors to improving our cost position. The business benefited from investments to expand new product development engineering resources and product range rationalization.

We expect the market gains made in 2006 to continue into 2007. The gas-driven blower category, which experienced double digit growth in 2006, will help drive turnover going forward with several new introductions planned. Homelite®'s new MightyLite™ range will be globally distributed for the full year. In North America, expectations are to grow both in existing channels and potential new channels, driven by innovative new products already in the development pipeline and improved marketing. Outside of North America our products and brands remain on track for turnover growth. The business has geographic expansion opportunities mirroring those of our Power Tool businesses in Eastern Europe, Middle East, South Africa, and Latin America.

Floor Care

In 2006 our Floor Care business established the platforms for future growth, including the acquisition of the Hoover® floor care business. The powerful brand portfolio now includes Hoover®, Dirt Devil® and Vax®. In addition to the brands, the business is competitively positioned with an increased new product development capability, best cost supply chain scale, and full product category coverage. Distribution reach outside of North America will continue to expand geographically with our brands.

The Floor Care business completed the transition to focus on our own brands and as a result reported second half growth in North America and Europe. Turnover for the full year was HK$4.43 billion, down 2.16% from last year, and accounting for 20% of the Group's total turnover. On the cost side, challenging raw material pricing was partially offset by our global sourcing programs and CIP savings. We promoted our innovative products with increased advertising support in key markets. Profit from operations was down to HK$157 million, a margin of 3.54% of turnover.

In the United States, Dirt Devil® sold more vacuums than any other brand in 2006. The strength of the Dirt Devil® brand created the opportunity to migrate to higher price point products setting the stage for top and bottom line growth with additional introductions. Hoover® is a premium, best-in-class, vacuum and extraction brand. It will gain from the TTI best cost supply chain, the newly established TTI Floor Care global R&D center, and the combined marketing and distribution scale of TTI. Speed to integrate Hoover® with TTI is a priority. Sales, marketing, engineering, and back office synergies from a combined business are underway. We announced the closure of Hoover®'s North Canton manufacturing plant and operational integrations have begun. We are excited that the combined floor care business will hold the leadership position in North America and we are ready to bring this business to new levels.

Outside North America, the business reported double digit turnover growth primarily driven by the strength of our Vax® business. Vax® strengthened its position as the number two vacuum brand in the UK delivering double digit top line growth in a very competitive market. Vax® launched over 50 new products and made geographic expansion efforts. The addition of Hoover® will provide new and incremental product opportunities for the Vax® business. Dirt Devil® in Europe faced a difficult year with a slower acceptance of new products than expected. A completely refreshed range is already launched with positive end user acceptance being seen. Overall, new products and an expanding geographic reach will continue to drive the business outside of North America forward.

2006 set the stage for growth in the floor care business. We now possess the most recognized brands in virtually all floor care categories. Dirt Devil® is positioned to continue its introduction of unique products through its ease of use strategy and advantages in manufacturing scale and supply chain efficiencies. There are multiple new product introductions planned for 2007 including the KURV™ and the KRUZ™, both hand held vacuums and a new "i"™ upright vacuum. Our contract business remained in transition in 2006 as we increased our commitment to our own leading brands. This is still on track to rebound in 2007 as we begin delivering the new line of Sears® Kenmore® brand of vacuums in the first half.

Laser and Electronics

The Laser and Electronics business result for 2006 was according to expectations, with a top line decline from the prior year due to the continuing correction in the laser based products market. Turnover in Europe was stable and infant care products delivered growth. Expenses were controlled through CIP programs while addressing the overhead expenses structure. Consequently, turnover was HK$279 million, accounting for 1% of total Group turnover, and profit from operations was HK$37 million.

There are signs that the laser market is beginning a slow recovery in 2007. The business has opportunities to grow in other electronic hand tools and detectors, solar lighting, and infant care products. New product development planning has expanded into new markets of electronic tools including digital thermometers and moisture meters, solar powered chargers, and a new range of electronic wall scanners, to name a few.

OUTLOOK

We are setting the stage for growth and profit margin enhancement. After a second year of consolidating the 2005 power tool acquisitions, we are starting to benefit from the integration synergies. We are moving decisively to consolidate our latest acquisition, Hoover®, and derive gains in marketing and operational efficiencies in 2007. Our attention will be focused on both core business expansion and the search for strategic acquisitions that will enhance both our top line and bottom line.

Our Power Equipment business possesses the brand portfolio that professionals and consumers trust. We remain optimistic on the North American power tool business in 2007. We are aggressively upgrading our store service organization, expanding our sales coverage, introducing a "jobsite solutions" program to reach end users of professional power tools, and driving marketing programs that will bring our exciting brands and products closer to the end users. The European and rest of world businesses are aimed at double digit growth through new product introductions in their core channels and geographic expansion. Further refinement of our New Product Development process is focused on global product platforms systematically targeting specific professional and consumer end user segments. This will bring better efficiency to our deployment of development resources and enhance our ability to deliver product solutions and innovations that end users want, thereby driving our growth.

Our Floor Care business is showing positive growth and has a first priority of integrating the Hoover® acquisition. We announced the establishment of a TTI floor care global R&D center and expect new products to begin flowing as early as the second half of 2007. North American marketing programs will drive awareness of the innovative Hoover® FloorMate™, SteamVac™, All-Terrain™, and Wind-Tunnel™, plus the Dirt Devil® KONE™, Reaction™, and Broom Vac® products. Floor Care is set to deliver solid incremental business from new product introductions in Europe, the newly established presences in Canada and the Middle East, and the North American launch of the Sears® Kenmore® brand of vacuums.

Our core strategy to build our business with exceptional people is being fueled by the introduction of a North American campus recruiting and Leadership Development Program. We target talented individuals with a passion to lead and deliver results. Additionally, we have strengthened our current management team by creating new executive positions across the globe and filling them with talented business leaders in important areas of sales, marketing, product development, operations, and senior management. We anticipate benefits in our dynamic and fast paced culture across product development, marketing, and best cost operational performance.

ACQUISITION

On 7th December, 2006, the Directors announced that the Company has on 6th December, 2006 (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase the Hoover® floor care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of the Hoover Assets and two operating subsidiaries consists of the payment of US$107.0 million (approximately HK$831.4 million) in cash to Maytag Corporation (on behalf of itself and the other Sellers).

To effect the purchase of the Hoover® floor care business, the Company will assume certain Assumed Obligations as they exist at the Closing Date. Based on unaudited financial information provided by Whirlpool as at 30th September, 2006, the Assumed Obligation was approximately US$127.9 million (approximately HK$993.8 million) (consisting of approximately US$74.3 million (approximately HK$577.3 million) of accounts payable and other accrued liabilities, and approximately US$53.6 million (approximately HK$416.5 million) of long-term post-retirement medical and life insurance benefits for the Transferred Employees which shall be payable over the lifetimes of such employees).

The total unaudited asset value of the Hoover® floor care business as of 30th September, 2006 was approximately US$353.5 million (approximately HK$2,746.7 million).

All of the conditions set out in the PSA have been fulfilled as per our announcement dated 30th January, 2007 and the transaction was completed on January 31, 2007, and was fully settled at the closing of the transaction by internal resources.

The Directors believe that the acquisition of the Hoover® floor care business will enable the Company to enhance its position in the floor care industry on a world wide basis. Through this acquisition, the Company will acquire Hoover®'s strong brand name, as well as its comprehensive line of products for general and special purpose vacuuming, including full-size uprights and canisters, deep cleaners, and hard-floor cleaners. The Directors believe that Hoover®'s engineering and design capability can be leveraged across the Company's existing product portfolio. The Company expects to benefit from many operational synergies and efficiencies through the combination of Hoover® with its Royal® and Dirt Devil® business and technological synergies through the combination of their patent portfolios and able engineering staffs. These, in conjunction with the Company's efficient manufacturing platform, are expected to strengthen and expand the Hoover® brand throughout the international markets in which it competes.

The Group is already preparing aggressive plans to integrate the business to reap the synergies as described above.

FINANCIAL REVIEW

Financial Results

Result Analysis

The Group's turnover for the year was at HK$21.82 billion, 2.39% lower than the HK$22.36 billion reported last year. Profit attributable to equity holders of the parent amounted to HK$1,072 million, an increase of 5.19% on HK$1,019 million reported in 2005, with margin improved to 4.91% compared to 4.56% last year.

EBITDA increased by 5.49% to HK$2.10 billion, representing a margin of 9.61% as compared to the 8.90% reported last year. EBIT margin also improved to 7.13% as compared to 6.57% in 2005.

Basic earnings per share for the year, having accounted for the full dilution effect of the share placement in September 2005 was at HK73.18 cents per share, marginally lower than HK73.53 cents reported in 2005.

Gross Margin

Despite the continuous increase in raw material and component costs, gross margin continued to improve to 31.59% as compared to 31.05% reported last year. The improvement was the result of the Group's focused strategy of introducing a constant supply of new products to the market, favorable product mix, leveraging on the expanded volume of business and the results of the continuous cost improvement programs at all levels within the Group.

Operating Expenses

Selling, distribution, advertising and warranty expenses remained comparable to that of last year at HK$2,529 63 million (2005: HK$2,537.56 million). Improvements as a result of synergies created amongst various newly acquired operations through integration and cost rationalization were partially offset by higher advertising and promotion spending during the year.

The Group's own brand business continues to account for 80 24% (2005 79 96%) of total turnover The long term strategy of the Group remains focused on developing and expanding its own brand business

Investments in product design and development amounted to HK$428 31 million representing 1.96% (2005 2 20%) of the Group's turnover, reflecting the efficiency improvements from the consolidated, effectively structured R&D resources

Administrative expenses reduced by HK$28 90 million, an improvement of 1.18% The improvement was mainly due to the synergies created with the acquired Milwaukee® and AEG® operations together with effective continuous cost improvement programs within the Group.

Net interest expenses for the year amounted to HK$300.23 million as compared to HK$292 67 million in 2005, an increase of only 2.58% The increase was mainly due to full interest costs for the loans arranged for the acquisition for the year whereas only 9 months of interest was charged in 2005, and the overall increase in interest rates. Interest coverage, expressed as multiple of earnings before interest and tax to total net interest, remained at a healthy level of 5.18 times (2005- 5 02 times).

Effective tax rate for the year was at 14 57% as compared to 12.96% in 2005 The Group will continue to leverage its global operation to further improve the overall tax efficiencies.

The Group's major borrowings are in US Dollars and HK Dollars Other than the fixed interest rate notes and the zero coupon convertible bonds outstanding, all borrowings are either LIBOR or Hong Kong best lending rates based There's a natural hedge mechanism in place as the Group's major revenue are in US Dollars and currency exposure is relatively low The Group's treasury team will continue to closely monitor and manage its currency and interest rate exposure

Liquidity and Financial Resources

Shareholders' Funds

Total shareholders' funds amounted to HK$7.00 billion as compared to HK$6 11 billion in 2005, representing an increase of 14 47%. Book value per share increased to HK$4 78 as compared to HK$4 18 as reported last year.

Financial Position

The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to equity holders of the parent was at 74.14%, improved from the 76 24% as reported in 30th June, 2006. The net gearing was higher than the 68 31% in 2005, mainly due to a more challenging market condition than expected in the second half of the year. The Group, however, remains comfortable even at this gearing level and expects continuous improvements through the successful integration of various operations and a focus on working capital management.

Bank Borrowings

The Group continues to maintain a well balanced and structured loan portfolio. We benefited from its fixed interest rate exposure through the fixed rate notes issued in 2003 and 2005 and other long term borrowings, which account for over 62.54% of the Group's total borrowing. The Group is comfortable with the current position to support its long term growth strategy

Working Capital

The Group's net current assets increased by 16.60% to HK$5 64 billion Current ratio and quick ratio further improved to 1.78 (2005: 1 66) and 1 22 (2005: 1.12) respectively

Total inventory value increased by 1.23% to HK$4.02 billion. Average inventory days increased by 12 days, the increase in number of days was because of higher finished goods inventory at balance sheet date due to shipment and deliveries arrangements A major portion of the finished goods inventory was delivered in early 2007.

Trade receivables turnover days increased by 8 days due to the increased volume of business in Europe, which normally carries a longer credit term. The Group has evaluated the quality of the customer portfolio and remains comfortable with the quality of the trade receivables carried.

Average trade and other payable days increased to 56 days (2005. 53 days)

Capital Expenditure

Capital expenditure for the year amounted to HK$473 million. Excluding the factory expansion plan in China, the capital expenditure during the year on operating assets was in line with the Group's capital appropriate guideline.

Capital Commitment and Contingent Liability

As of 31st December, 2006 total capital commitment amounted to HK$620 million (2005 HK$269 million) and there were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to encumbrance

Human Resources

The Group employed a total of 20,679 employees (2005: 22,053 employees) in Hong Kong and overseas. Total staff cost for the year under review amounted to HK$2,456 million as compared to HK$2,533 million last year.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed in improving the quality, competence and skills of all employees and providing related training and leadership development programs. The Group offers competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee

AUDIT COMMITTEE

An Audit Committee of the Board (the "Audit Committee") was established in 1999 and on 11th April, 2006, the Board of Directors of the Company (the "Board") adopted written terms of reference for the role and function of the Audit Committee and published these on the Company's website, www ttigroup com The role and function of the Audit Committee is to assist the Board in ensuring that an effective system of internal control and compliance with the Group's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Company.

The Audit Committee is comprised of three independent non-executive directors of the Company, namely Mr. Joel Arthur Schleicher (Chairman), Mr. Christopher Patrick Langley OBE and Mr Manfred Kuhlmann All members of the Audit Committee have professional, financial or accounting qualifications.

REVIEW OF FINANCIAL INFORMATION

Disclosure of financial information in this preliminary announcement complies with Appendix 16 of the Rules Governing the Listing of Securities in the Stock Exchange of Hong Kong Limited (the "Listing Rule") The Audit Committee has reviewed with senior management of the Group and Messrs. Deloitte Touche Tohmatsu the accounting principles and practices adopted by the Company and has discussed internal controls and financial reporting matters, including the review of the audited financial statements of the Company for the year ended 31st December, 2006 The Board acknowledges its responsibility for the preparation of the accounts of the Company.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in this preliminary announcement in respect of the Company's consolidated balance sheet, consolidated income statement and the related notes thereto for the year ended 31st December, 2006 have been agreed by the Company's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Company's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this preliminary announcement.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company confirms that it has complied with all the code provisions of the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules throughout the year ended 31st December, 2006, save that-

1. The roles of Chairman and the Chief Executive Officer are both performed by Mr Horst Julius Pudwill The Group does not currently propose to separate the functions of Chairman and Chief Executive Officer, as both the Board and senior management of the Group has significantly benefited from the leadership, support, and experience of Mr Horst Julius Pudwill.

2. The Board formally adopted written procedures on 11th April, 2006 to govern the delegation of daily management responsibilities to the senior management of the Group and the reservation to the Board of specifically identified matters. This supplemented and enhanced the prior practice of the Board of delegating signing authority on a case-by-case basis for each significant agreement entered into by the Group The work of the Audit Committee will include reviewing on an ongoing basis the Group's internal controls and the delegation and reporting procedures between the Board and senior management.

3 None of the directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company Under Article 103 of the Articles of Association of the Company, one third of the Board must retire by rotation at each annual general meeting of the Company and, if eligible, offer themselves for re-election.

COMPLIANCE WITH THE MODEL CODE OF THE LISTING RULES

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules (the "Model Code"). The Company confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code during the year ended 31st December, 2006. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, which applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Company's shares, and which has been published on the Company's website, www.ttigroup.com.

PURCHASE, SALE OR REDEMPTION OF SHARES

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the year

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 25th May, 2007 to Tuesday, 29th May, 2007, both days inclusive. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4 00 p m on Wednesday, 23rd May, 2007.

ANNUAL GENERAL MEETING

The annual general meeting of the Company will be held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 29th May, 2007 at 9:30 a m The notice of the annual general meeting will be published in The Standard and Hong Kong Economic Times and dispatched to the shareholders of the Company on or about 30th April, 2007.

APPRECIATION

Once again, I would like to close by thanking our employees for their passion and commitment in moving us forward in our vision of being the world leader in our core businesses. My fellow directors provided insight and thoughtful analysis throughout the year guiding our governance and vision Finally we truly appreciate the support of our shareholders, customers, and partners for helping deliver another record year in 2006

By order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 18th April, 2007

This results announcement is published on the websites of the Company (www.ttigroup.com) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) The annual report will be dispatched to the shareholders of the Company and available to the same websites on or about 30th April, 2007

As at the date of this announcement the Board comprises five Group Executive Directors, namely Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr Roy Chi Ping Chung JP (Vice Chairman), Mr Patrick Kin Wah Chan, Mr Frank Chi Chung Chan and Mr Stephan Horst Pudwill, one Non-executive Director, namely Mr Vincent Ting Kau Cheung, and three Independent Non-executive Directors, namely Mr Joel Arthur Schleicher, Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann

All trademarks used are intellectual property of their respective owners and are protected under trademark law.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St Louis-based Emerson (NYSE: EMR) The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools

Sears®, Craftsman® and Kenmore® brands are registered trademarks of Sears Brands, LLC.

RESULTS SUMMARY

Consolidated Income Statement

For the year ended 31st December, 2006

	Notes	2006 HK$'000 (Note 13)	2005 HK$'000 (Note 13)	2006 US$'000	2005 US$'000
Turnover	2	21,822,597	22,358,387	2,797,769	2,866,460
Cost of sales		(14,929,737)	(15,416,176)	(1,914,069)	(1,976,433)
Gross profit		6,892,860	6,942,211	883,700	890,027
Other income		43,423	46,630	5,567	5,978
Interest income		91,454	60,368	11,725	7,739
Selling, distribution, advertising and warranty expenses		(2,528,831)	(2,537,555)	(324,312)	(325,328)
Administrative expenses		(2,414,135)	(2,443,035)	(309,504)	(313,208)
Research and development costs		(428,311)	(492,234)	(54,912)	(63,107)
Finance costs	3	(391,679)	(353,041)	(50,215)	(45,262)
Profit before share of results of associates and taxation		1,263,901	1,223,344	162,049	156,839
Share of results of associates		(895)	(6,463)	(115)	(829)
Profit before taxation		1,263,006	1,216,881	161,934	156,010
Taxation	4	(184,017)	(157,714)	(23,592)	(20,220)
Profit for the year	5	1,079,089	1,059,167	138,342	135,790
Attributable to:					
Equity holders of the parent		1,071,864	1,018,984	137,418	130,638
Minority interests		7,205	40,183	824	5,152
		1,079,089	1,059,167	138,342	135,790
Dividends paid		278,845	251,469	35,878	32,240
Earnings per share (HK/US cents)	6				
Basic		73.18	73 53	9.38	9.43
Diluted		70.12	69 75	8.99	8 94

Consolidated Balance Sheet

As at 31st December, 2006

	Notes	2006 HK$'000 (Note 13)	2005 HK$'000 (Note 13)	2006 US$'000	2005 US$'000
ASSETS					
Non-current assets					
Property, plant and equipment	7&11	1,781,746	1,755,025	228,711	225,003
Lease prepayments		68,059	65,829	8,546	8,440
Goodwill		4,042,898	3,990,967	518,333	511,662
Intangible assets		1,620,181	1,461,453	207,718	187,366
Interests in associates		192,989	189,453	24,742	24,289
Available-for-sale investments		43,315	15,558	5,553	1,994
Deferred tax assets		706,493	646,758	90,576	82,918
		8,464,370	8,125,043	1,085,177	1,041,672
Current assets					
Inventories		4,018,883	3,971,216	515,370	509,130
Trade and other receivables	8	3,827,038	3,265,355	490,646	418,635
Deposits and prepayments		544,877	466,030	69,869	59,748
Bills receivable		578,580	431,121	74,174	55,272
Tax recoverable		150,312	68,544	19,271	8,788
Trade receivables from associates		8,554	1,310	1,097	168
Held for-trading investments in Hong Kong		7,800	—	1,000	—
Bank balances, deposits and cash		3,718,788	4,046,122	476,768	518,734
		12,855,922	12,249,698	1,648,198	1,570,475
Current liabilities					
Trade and other payables	9	3,118,120	3,590,699	399,759	460,346
Bills payable		335,455	550,964	43,007	70,636
Warranty provision		369,038	338,211	47,308	43,360
Trade payable to an associate		11,811	21,946	1,514	2,814
Tax payable		168,769	116,624	21,637	14,952
Obligations under finance leases — due within one year		18,535	18,107	2,376	2,321
Discounted bills with recourse		2,501,155	2,101,171	320,661	269,381
Unsecured borrowings — due within one year		421,849	434,349	54,083	55,685
Bank overdrafts		268,725	238,928	34,452	30,632
		7,214,057	7,410,999	924,878	950,127
Net current assets		5,641,865	4,838,699	723,318	620,348
Total assets less current liabilities		14,106,244	12,963,742	1,808,495	1,662,020

	Notes	2006 HK$'000 (Note 13)	2005 HK$'000 (Note 13)	2006 US$'000	2005 US$'000
CAPITAL AND RESERVES					
Share capital	10	146,522	146,172	18,785	18,740
Reserves		6,850,008	5,966,167	878,208	764,895
Equity attributable to equity holders of the parent		6,996,530	6,112,339	896,993	783,635
Minority interests		81,445	120,670	10,442	15,471
Total equity		7,077,975	6,233,009	907,435	799,106
NON-CURRENT LIABILITIES					
Obligations under finance leases					
— due after one year		125,529	125,467	16,093	16,086
Convertible bonds		1,105,834	1,078,307	141,774	138,244
Unsecured borrowings					
— due after one year		4,464,353	4,225,411	572,353	541,719
Retirement benefit obligations		834,087	786,337	106,934	100,812
Deferred tax liabilities		498,466	515,211	63,906	66,053
		7,028,269	6,730,733	901,080	862,914
		14,106,244	12,963,742	1,808,495	1,662,020

NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of Preparation and Accounting Policies**

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are either effective for accounting periods beginning on or after 1st December, 2005 or 1st January, 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on how the results and the financial position of the Group are prepared and presented.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC)-Int 8	Scope of HKFRS 2[4]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[6]
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions[7]
HK(IFRIC)-Int 12	Service Concession Arrangements[8]

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st January, 2009
[3] Effective for annual periods beginning on or after 1st March, 2006
[4] Effective for annual periods beginning on or after 1st May, 2006
[5] Effective for annual periods beginning on or after 1st June, 2006
[6] Effective for annual periods beginning on or after 1st November, 2006
[7] Effective for annual periods beginning on or after 1st March, 2007
[8] Effective for annual periods beginning on or after 1st January, 2008

2. **Segment Information**

Income Statement

For the year ended 31st December, 2006

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover					
External sales	17,115,746	4,427,949	278,892	—	21,822,587
Inter-segment sales	14,914	188,768	18,331	(222,013)	—
Total	17,130,660	4,616,717	297,223	(222,013)	21,822,587

Inter-segment sales are charged at prevailing market rates.

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result					
Segment results	1,462,830	198,757	38,873	—	[illegible]
Finance costs					(391,879)
Share of results of associates					(895)
Profit before taxation					1,283,066
Taxation					(184,017)
Profit for the year					1,079,049

For the year ended 31st December, 2005

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover					
External sales	17,176,671	4,525,858	655,858	—	22,358,387
Inter-segment sales	187,074	25,718	221,922	(434,714)	—
Total	17,363,745	4,551,576	877,780	(434,714)	22,358,387

Inter-segment sales are charged at prevailing market rates.

	Power Equipment HK$'000	Floor Care HK$'000	Laser and Electronics HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result					
Segment results	1,237,379	199,786	139,220	—	1,576,385
Finance costs					(353,041)
Share of results of associates					(6,463)
Profit before taxation					1,216,881
Taxation					(157,714)
Profit for the year					1,059,167

	Turnover 2006 HK$'000	Turnover 2005 HK$'000	Contribution to results from ordinary activities before taxation 2006 HK$'000	Contribution to results from ordinary activities before taxation 2005 HK$'000
By geographical market location				
North America	16,081,779	17,122,079	1,383,832	1,385,239
Europe and other countries	5,740,818	5,236,308	271,828	191,146
	21,822,587	22,358,387	[illegible]	1,576,385
Finance costs			(391,879)	(353,041)
Share of results of associates			(895)	(6,463)
Profit before taxation			1,283,066	1,216,881

3. **Finance Costs**

	2006 HK$'000	2005 HK$'000
Interests on:		
Bank loans and overdrafts wholly repayable within five years	179,075	137,747
Obligations under finance leases	6,808	8,142
Fixed interest rate notes	228,272	180,102
Effective interest expense on convertible bonds	77,527	27,050
	391,879	353,041

4. **Taxation**

	2006 HK$'000	2005 HK$'000
The total tax charge (credit) comprises:		
Hong Kong Profits Tax	86,083	64,456
Overseas Tax	164,646	168,814
Deferred Tax	(66,717)	(75,556)
	184,017	157,714

Hong Kong profits tax is calculated at 17.5% of the estimated assessable profits for both years.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

5. **Profit for the Year**

	2006 HK$'000	2005 HK$'000
Profit for the year has been arrived at after charging:		
Depreciation on property, plant and equipment	481,278	471,178
Amortization of lease prepayments	1,402	1,402
Amortization of intangible assets	89,417	47,084
Staff costs	2,170,339	2,215,517

6. **Earnings per Share**

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data.

	2006 HK$'000	2005 HK$'000
Earnings for the purpose of basic earnings per share:		
Profit for the year attributable to equity holders of the parent	1,871,864	1,018,984
Effect of dilutive potential ordinary shares:		
Effective interest on convertible bonds	22,710	22,316
Earnings for the purpose of diluted earnings per share	1,894,574	1,041,300
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,464,565,829	1,385,789,675
Effect of dilutive potential ordinary shares		
Share options	30,435,277	41,186,410
Convertible bonds	85,327,385	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,580,853,891	1,492,898,670

7. **Additions of Property, Plant and Equipment**

During the year, the Group spent approximately HK$473 million (2005: HK$533 million) on the acquisition of property, plant and equipment.

8. **Trade and Other Receivables**

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aged analysis of trade receivables is as follows:

	2006 HK$'000	2005 HK$'000
0 to 60 days	3,143,889	2,622,904
61 to 120 days	238,131	255,728
121 days or above	103,877	115,733
Total trade receivables	3,478,887	2,994,365
Other receivables	348,841	270,990
	3,827,038	3,265,355

9. **Trade and Other Payables**

The aged analysis of trade payables is as follows:

	2006 HK$'000	2005 HK$'000
0 to 60 days	1,345,473	1,552,235
61 to 120 days	81,890	278,482
121 days or above	38,347	70,475
Total trade payables	1,467,710	1,901,192
Other payables	1,650,404	1,689,507
	3,118,129	3,590,699

10. **Share Capital**

	Number of shares 2006	Number of shares 2005	Share capital 2006 HK$'000	Share capital 2005 HK$'000
Ordinary shares				
Authorised:				
Shares of HK$0.1 each	2,400,000,000	2,400,000,000	240,000	240,000
Issued and fully paid:				
Shares of HK$0.1 each at 1st January	1,461,720,652	1,352,304,652	146,172	135,230
Issued on share placement	—	96,000,000	—	9,600
Issued on exercise of share options	3,503,000	13,416,000	350	1,342
Shares of HK$0.1 each at 31st December	1,465,223,652	1,461,720,652	146,522	146,172

The shares issued during the year rank pari passu in all respects with the existing shares.

11. **Capital Commitments**

	2006 HK$'000	2005 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment and licence	816,648	199,554
Capital expenditure authorised but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	103,443	68,957

12. **Contingent Liabilities**

	2006 HK$'000	2005 HK$'000
Guarantees given to banks in respect of credit facilities utilised by associates	36,876	30,654

13. **US Dollar Equivalents**

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

14. **Comparative Figures**

Certain comparative figures have been reclassified to conform with the current year's presentation of the financial statements.

24/F, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.
Tel: (852) 2402 6888 Fax: (852) 2413 8071
Website: www.ttigroup.com

創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

截至二零零六年十二月三十一日止年度之業績公佈

摘要	2006 百萬港元	2005 百萬港元	增減
營業額	21,823	22,358	-2.39%
除利息、稅項、折舊及攤銷前盈利	2,090	1,989	+5.49%
本公司股東應佔溢利	1,072	1,019	+5.19%
每股盈利－基本(港仙)	73.19	73.53	-0.46%
每股末期股息(港仙)	12.80	12.80	0.00%

- 溢利連續十二年取得增長及再創新紀錄
- 收購Hoover®後，本集團晉身全球地板護理先鋒
- 專業電動工具品牌增長
- 毛利率及經營利潤改善
- 強化全球組織

主席報告書

[illegible]

財務回顧

[illegible]

業績

綜合收入報表

截至二零零六年十二月三十一日止年度

	附註	2006 千港元 (附註13)	2005 千港元 (附註13)	2006 千美元	2005 千美元
營業額	2	21,823,987	22,358,387	2,797,760	2,866,460
銷售成本		(14,929,737)	(15,416,176)	(1,914,000)	(1,976,433)
毛利		[illegible]	6,942,211	[illegible]	890,087
其他收入		43,423	46,630	[illegible]	5,978
利息收入		91,404	60,388	11,720	7,736
[illegible]		(2,829,831)	(2,537,555)	[illegible]	(325,320)
行政費用		(2,414,136)	(2,443,035)	[illegible]	(313,209)
研究及開發費用		(428,311)	(482,234)	[illegible]	(62,107)
財務成本	3	(391,679)	(353,041)	[illegible]	(45,262)
[illegible]		1,363,801	1,223,344	[illegible]	156,839
[illegible]		[illegible]	(6,463)	[illegible]	(829)
除稅前溢利		1,363,806	1,216,881	[illegible]	156,010
稅項	4	(184,817)	(157,714)	[illegible]	(20,220)
本年度溢利	5	[illegible]	1,059,167	136,349	135,790
應佔溢利：					
本公司股東應佔		1,071,864	1,018,984	137,416	130,638
少數股東權益		7,306	40,183	934	5,152
		[illegible]	1,059,167	138,342	135,790
已付股息		[illegible]	251,465	35,979	32,240

[illegible]

RECEIVED

2007 MAY 17 A 9:

OFFICE OF INTERNATIONAL

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


TTi

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 669)

DISCLOSEABLE TRANSACTION

COMPLETION OF ACQUISITION OF ASSETS COMPRISING THE HOOVER® FLOOR-CARE BUSINESS FROM SUBSIDIARIES OF WHIRLPOOL CORPORATION ON 31 JANUARY 2007

Financial Adviser to the Company


Merrill Lynch

Merrill Lynch (Asia Pacific) Limited

The Board is pleased to announce that all the conditions set out in the PSA have been fulfilled and that completion of the Transaction will take place on 31 January 2007 (US Eastern Standard Time). Upon completion, the Hoover Floor-Care Business will be combined with the Company's existing Dirt Devil® and Royal® operations in Glenwillow, Ohio, USA to create a division of the Company called TTI Floor Care, which will be the largest floor care business in North America.

Reference is made to the Company's announcement dated 7 December 2006 (the "Announcement") and circular dated 21 December 2006 (the "Circular") in respect of the Transaction. Unless otherwise stated, terms defined in the Announcement and the Circular shall have the same meaning when used herein.

The Board is pleased to announce that all of the conditions set out in the PSA have been fulfilled and that completion of the Transaction will take place on 31 January 2007 (US Eastern Standard Time) (the "Closing Date"). Upon completion, the Hoover Floor-Care Business will be combined with the Company's existing Dirt Devil® and Royal® operations in Glenwillow, Ohio, USA to create a division of the Company called TTI Floor Care, which will be the largest floor care business in North America.

On the Closing Date, the Consideration of US$107.0 million (approximately HK$831.4 million) in cash will be paid to Maytag (on behalf of itself and the other Sellers). The Consideration shall be satisfied by the application of the deposit of US$15.0 million (approximately HK$116.6 million) which was paid at the signing of the PSA and the payment by the Company of the remaining balance of US$92.0 million (approximately HK$714.8 million) to Maytag (on behalf of itself and the other Sellers).

In accordance with the terms of the PSA and as previously disclosed in the Announcement and the Circular, the parties have determined and agreed that a further US$410,000 (approximately HK$3.2 million) will be paid to Maytag (on behalf of itself and the other Sellers) on the Closing Date which represents 75% of the absolute value of the negative cash flow of the Hoover Floor-Care Business for the period from the first business day after the Antitrust Trigger Date through and including the Closing Date.

By order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 30 January 2007

Note:

An exchange rate of US$1.00 to HK$7.77 has been used for the conversion of US Dollars into HK Dollars for the purpose of this announcement.

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung JP (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley OBE, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公告全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



創科實業有限公司

(於香港註冊成立之有限公司)
(股份代號：669)

須予披露交易

於二零零七年一月三十一日完成向WHIRLPOOL CORPORATION之附屬公司收購包括HOOVER® 地板護理業務在內之資產

本公司之財務顧問

美林

美林(亞太)有限公司

董事會欣然宣布，買賣協議所載之所有條件均已達成，而交易將於二零零七年一月三十一日(美國東部標準時間)完成。於交易完成後，Hoover地板護理業務將與本公司現時於美國俄亥俄州Glenwillow之Dirt Devil®及Royal®業務合併以組成本公司名為TTI地板護理的業務，並將成為北美洲最大的地板護理業務。

謹此提述本公司分別於二零零六年十二月七日及二零零六年十二月二十一日就交易刊發之公告(「該公告」)及通函(「該通函」)。除文義另有所指外，該公告及該通函內所界定之詞彙應與本公告所用者具有相同涵義。

董事會欣然宣布，買賣協議所載之所有條件均已達成，而交易將於二零零七年一月三十一日(美國東部標準時間)(「完成日期」)完成。於交易完成後，Hoover地板護理業務將與本公司現時於美國俄亥俄州Glenwillow之Dirt Devil®及Royal®業務合併以組成本公司名為TTI地板護理的業務，並將成為北美洲最大的地板護理業務。

於完成日期，將向Maytag(代表其本身及其他賣方)支付107,000,000美元(約831,400,000港元)的現金代價。該代價將透過應用於簽訂買賣協議時已支付之按金15,000,000美元(約116,600,000港元)及本公司將向Maytag(代表其本身及其他賣方)支付之餘額92,000,000美元(約714,800,000港元)予以清償。

按買賣協議之條款及誠如該公告及該通函之前所披露，買賣雙方已決定及同意將於完成日期向Maytag(代表其本身及其他賣方)額外支付410,000美元(約3,200,000港元)，金額相等於按Hoover地板護理業務於反壟斷觸發日期後首個營業日至完成日期(包括該日)之負現金流絕對值之75%。

承董事會命
創科實業有限公司
陳志聰
公司秘書

香港，二零零七年一月三十日

附註：

就本公告而言，美元兌換為港元按1.00美元等於7.77港元兌換率折算。

於本公告日期，董事會包括五名集團執行董事Horst Julius Pudwill先生(主席兼行政總裁)、鍾志平先生JP(董事總經理)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；及三名獨立非執行董事Christopher Patrick Langley先生OBE、Joel Arthur Schleicher先生及Manfred Kuhlmann先生。

RECEIVED
2007 MAY 17 A
FICE OF INTERNATI
CORPORATE FINA



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

RE-DESIGNATION OF DR. ROY CHI PING CHUNG *JP* AS VICE CHAIRMAN

The Board announces Dr. Roy Chi Ping Chung *JP* has been re-designated as the Vice Chairman of the Company and shall step down as the Managing Director of the Company with effect from 18 April 2007.

RE-DESIGNATION OF DR. ROY CHI PING CHUNG *JP* AS VICE CHAIRMAN

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") is pleased to announce the re-designation of Dr. Roy Chi Ping Chung *JP* as the Vice Chairman of the Company with effect from 18 April 2007. Dr. Chung shall step down as the Managing Director of the Company with effect from the same date.

As Dr. Chung's re-designation as the Vice Chairman of the Company is considered as a change in the Company's directorate under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules"), information regarding Dr. Chung and other information prescribed under Rule 13.51(2) of the Listing Rules are set out below in this announcement. No change to the director's remuneration payable to Dr. Chung by the Company, nor any change to his functions and executive responsibilities, are proposed in relation to his re-designation as the Vice Chairman of the Company.

Dr. Roy Chi Ping Chung *JP*, aged 54, a co-founder of the Company, has been the Managing Director since 1985. He is responsible for the corporate and business management of the Group. He holds a Master of Science Degree in Engineering Business Management from the University of Warwick, United Kingdom.

He was appointed as Justice of Peace by the Hong Kong SAR Government effective on 1 July 2005. He was further awarded an Honorary Doctor by the University of Newcastle, New South Wales, Australia in 2006. Dr. Chung won the 1997 Hong Kong Young Industrialists Award, and is currently Vice-Chairman of the Federation of Hong Kong Industries, a non-official member of Committee on Economic Development and Economic Cooperation with the Mainland – Commission on Strategic Development, a member of Home Affairs Bureau – Sports Commission, Council Member of Vocational Training Council, Council Member of the University of Warwick, Chairman of Electronics/Electrical Appliances Industry Advisory Committee of Hong Kong Trade Development Council, a Council Member of Employers' Federation of Hong Kong, Elected Council Member and Executive Committee Member of Hong Kong Management Association, a member of the Advisory Board for Lingnan University's Faculty of Business, Director of The Hong Kong Safety Institute Limited and The Hong Kong Standards and Testing Center Limited, Director of Hong Kong Applied Science and Technology Research Institute Company Limited (ASTRI), Director of Hong Kong Design Center Limited, Vice-Chairman of the Governing Board of the Dongguan City Association of Enterprises with Foreign Investment. He is also an independent non-executive director of Kin Yat Holdings Limited and Daka Designs Limited. Save as disclosed herein, Dr. Chung had not held any directorship in any other listed companies during the three years preceding the date of this announcement.

As at the date of this announcement, Dr. Chung had personal interests of 113,541,948 shares of the Company, family interests of 136,000 shares of the Company, corporate interests of 37,075,030 shares of the Company owned via Cordless Industries Company Limited (a company in which Dr. Chung is a shareholder holding 30% of the issued share capital), and had personal interests in share options to subscribe for 13,824,000 shares of the Company. Such interests are required to be notified to The Stock Exchange of Hong Kong Limited pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). Other than these shares and share options, Dr. Chung does not have any other interest (within the meaning of Part XV of the SFO) in the shares of the Company. Save as disclosed above, Dr. Chung does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Dr. Chung. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the articles of association of the Company. The director's remuneration payable to Dr. Chung as an executive director of the Company will be fixed by the Board after recommendation by the Remuneration Committee of the Board with reference to his experience and the Company's performance. For the year ended 31 December 2006, Dr. Chung received director's emoluments in the amount of HK$8,453,375.

Save for the information disclosed above, the Board and Dr. Chung have indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board and Dr. Chung are not aware of any other matters that need to be brought to the attention of shareholders of the Company in relation to his re-designation as the Vice Chairman of the Company and his cessation to act as the Managing Director of the Company.

The Board would like to express its sincere appreciation to Dr. Chung for his valuable contribution to the Company during his tenure of office as the Managing Director of the Company. The Board believes that his continuing involvement with the Company as our Vice Chairman will be beneficial and in the best interests of the shareholders and the Company as a whole.

For and on behalf of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 18 April 2007

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley OBE, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.



創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

鍾志平博士太平紳士改任為副主席

董事會宣佈，自二零零七年四月十八日起，鍾志平博士太平紳士已改任為本公司副主席；彼將於同日退任本公司董事總經理一職。

鍾志平博士太平紳士改任為副主席

創科實業有限公司(「本公司」)董事會(「董事會」)欣然宣佈，自二零零七年四月十八日起，鍾志平博士太平紳士已改任為本公司副主席。鍾博士將於同日退任本公司董事總經理一職。

根據香港聯合交易所有限公司證券上市規則(「上市規則」)，鍾博士改任為本公司副主席被視為本公司董事之變動，故須於本公告內載列有關鍾博士之資料及按上市規則第13.51(2)條規定須予披露之其他資料。概無就鍾博士改任為本公司副主席而建議更改本公司支付予鍾博士之董事酬金，亦無建議更改其職能及行政責任。

鍾志平博士太平紳士，現年五十四歲，為本公司之創辦人，自一九八五年開始擔任董事總經理，負責集團之企業及業務管理。鍾博士擁有由英國華威大學頒授之工程業務管理理學碩士學位。

鍾博士於二零零五年七月一日被香港特別行政區政府委任為太平紳士，更於二零零六年榮獲澳洲新南威爾斯省紐卡素大學榮譽博士學位。鍾博士於一九九七年榮獲香港青年工業家獎，現任香港工業總會副主席、策略發展委員會經濟發展及內地經濟非官方委員、民政事務局體育委員會會員、職業訓練局委員、英國華威大學理事會委員、香港貿易發展局電子及家電業諮詢委員會主席、香港僱主聯合會理事會委員、香港管理專業協會理事會及行政委員會委員、嶺南大學商學院諮詢委員會委員、香港安全認證中心及香港標準及檢定中心董事、香港應用科技研究院有限公司董事、香港設計中心有限公司董事、東莞市外商投資企業協會副監事長。鍾博士亦為建滔集團有限公司及特嘉發展有限公司之獨立非執行董事。除本公告所披露者外，鍾博士並無於本公告日期前三年內在任何其他上市公司擔任任何董事職務。

於本公告日期，鍾博士於本公司113,541,948股股份中擁有個人權益、於136,000股股份中擁有家族權益、透過Cordless Industries Company Limited於37,075,030股股份中擁有公司權益(鍾博士為該公司股東，持有該公司30%已發行股本)，及可認購13,824,000股股份之購股權中擁有個人權益。上述權益乃依據香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部須知會香港聯合交易所有限公司之權益。除上述之股份及股份之購股權外，鍾博士並無擁有本公司股份的其他權益(按證券及期貨條例第XV部之定義)。除上文所披露者外，鍾博士與本公司任何其他董事、高層管理人員或主要股東或控股股東概無任何關係。

本公司與鍾博士並無訂立服務合約。彼並無特定任期，惟須按照本公司之組織章程細則規定輪席退任及膺選連任。鍾博士就擔任本公司執行董事收取之董事酬金乃董事會根據董事會薪酬委員會參照彼之經驗及本公司之表現作出之推薦意見而釐訂。截至二零零六年十二月三十一日止年度，鍾博士已收取之董事酬金為8,453,375港元。

除上述披露之資料外，董事會及鍾博士已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

董事會及鍾博士並不知悉任何有關其改任為本公司副主席及退任為本公司董事總經理之其他事宜須知會本公司之股東。

董事會謹此就鍾博士出任本公司董事總經理期間，對本公司所作之寶貴貢獻致以由衷謝意。董事會深信鍾博士擔任副主席繼續效力本公司，整體而言將對本公司及其股東有利，亦符合本公司及其股東之最佳整體利益。

承董事會命
創科實業有限公司
陳志聰
公司秘書

香港，二零零七年四月十八日

於本公告日期，董事會包括五名集團執行董事Horst Julius Pudwill先生(主席兼行政總裁)、鍾志平博士太平紳士(副主席)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；及三名獨立非執行董事Christopher Patrick Langley先生OBE、Joel Arthur Schleicher先生及Manfred Kuhlmann先生。

RECEIVED

2007 MAY 17 A 9:35



Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Harbour Room, Level 3, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 29th May 2007 at 9:30 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2006.

2. To declare a final dividend of HK12.60 cents per share for the year ended 31st December 2006 to shareholders whose names appear on the Register of Members of the Company on 29th May 2007.

3. To re-elect Directors and to authorise the Board of Directors of the Company to fix the Directors' remuneration.

4. To re-appoint Auditors and to authorise the Board of Directors of the Company to fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions, as indicated below:

ORDINARY RESOLUTIONS

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the share capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers during and after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures and securities which are convertible into shares of the Company; or (iii) the exercise of any options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue of options to subscribe for, or rights to acquire, shares of the Company; or (iv) an issue of shares by way of scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed:

(A) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; and

(B) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution (less any shares allotted and issued pursuant to sub-paragraph (A) above),

provided that any shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 5% to the Benchmarked Price (as hereinafter defined) of the shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the shares of the Company as stated in the daily quotations sheet of the Stock Exchange (as hereinafter defined) on the date of signing of the agreement to which the transaction relates; and

(ii) the average closing price of the shares of the Company as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the shares of the Company to be issued pursuant to the transaction is fixed;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to overseas shareholders or fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the share capital of the Company on the Stock Exchange (as hereinafter defined) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

7. "THAT conditional upon the passing of the ordinary resolutions numbered 5 and 6 in the notice convening the annual general meeting of the Company at which this resolution is proposed, the aggregate nominal amount of the shares in the capital of the Company which are purchased by the Company pursuant to and in accordance with the said resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the said resolution numbered 5."

8. "THAT conditional upon The Stock Exchange of Hong Kong Limited granting the approval for the 2007 Share Option Scheme referred to in the circular despatched to the shareholders on the same day as the notice convening the annual general meeting of the Company, the terms of which are set out in the printed document marked "A" now produced to the meeting and for the purpose of identification signed by the Chairman hereof and subject to such amendments to the 2007 Share Option Scheme as The Stock Exchange of Hong Kong Limited may request, the 2007 Share Option Scheme be and is hereby approved and adopted to be the new share option scheme of the Company and that the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give effect to the 2007 Share Option Scheme, notwithstanding that they or any of them may be interested in the same."

9. As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT the Articles of Association of the Company be and are hereby amended by:

(a) with respect to Article 2,

deleting the existing definition of "newspaper" in its entirety;

(b) with respect to Article 27,

(i) deleting the words "notice to be inserted once in The Hongkong Government Gazette and once at least in an English language newspaper (in English) and in a Chinese language newspaper (in Chinese)"; and

(ii) replacing it with "notifying such person in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require";

(c) with respect to Article 67A,

(i) deleting the words "Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong"; and

(ii) replacing it with "Notice of the date, time and place of the rearranged meeting shall, if practicable, also be given to any member in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require";

(d) with respect to Article 171,

(i) deleting the existing paragraph (iv); and

(ii) replacing it with "(iv) by publishing it in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require"; and

(e) with respect to Article 182,

(i) deleting the words "by advertisement in an English language newspaper (in English) and in a Chinese language (in Chinese) newspaper as he shall deem appropriate" and replacing it with "in the prescribed manner (if any) as the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require"; and

(ii) deleting the words "the advertisement appears or" in the last line of the paragraph."

By order of the Board
Chi Chung Chan
Company Secretary

Hong Kong
4th May 2007

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy, together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if the members so wish. In such event, the instrument appointing proxy shall be deemed to be revoked.

4. The register of members of the Company will be closed from 25th May 2007 to 29th May 2007, both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4.00 p.m. on 23rd May 2007.

5. The Directors standing for re-election under Resolution no. 3 are Dr. Roy Chi Ping Chung JP, Mr Christopher Patrick Langley OBE, Mr Manfred Kuhlmann and Mr. Stephan Horst Pudwill.

6. A circular containing the information regarding, inter alia, the Directors proposed to be re-elected, the general mandates to issue new shares and to repurchase shares of the Company, the adoption of the 2007 Share Option Scheme and the amendments to the Articles of Association has been sent to the members of the Company.

As at the date hereof, the Board comprised five Group Executive Directors, namely, Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr Roy Chi Ping Chung JP (Vice Chairman), Mr Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely, Mr Vincent Ting Kau Cheung, and three Independent Non-executive Directors, namely, Mr Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr Manfred Kuhlmann.



創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

股東週年大會通告

茲通告本公司謹訂於二零零七年五月二十九日上午九時三十分假座香港中環干諾道中3號香港麗嘉酒店3樓海景廳舉行股東週年大會，議程如下：

1. 省覽截至二零零六年十二月三十一日止年度之賬目與董事會及核數師報告書。
2. 宣派截至二零零六年十二月三十一日止年度之末期股息每股12.60港仙予於二零零七年五月二十九日名列本公司股東名冊之股東。
3. 重選董事及授權本公司董事會釐訂董事酬金。
4. 續聘核數師及授權本公司董事會釐訂其酬金。

作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

普通決議案

5. 「動議：

   (a) 在下文(c)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司之一切權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授予將會或可能須行使該項權力之建議、協議及優先認股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

   (b) 上文(a)段之批准授權本公司董事於有關期間作出或授予將會或可能須於有關期間內及屆滿後行使該項權力之建議、協議及優先認股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

   (c) 本公司董事根據上文(a)段之批准配發或有條件或無條件同意配發（不論是否根據優先認股權或以其他形式配發）及發行之股本面值總額，除根據(i)配售新股（定義見下文）；或(ii)根據本公司發行之任何認股權證或任何債券、票據、債權證及可兌換為本公司股份之證券之條款而行使認購權或換股權；或(iii)當時採納藉以授出或發行可認購本公司股份之優先認股權或購入本公司股份之權利之任何優先認股權計劃或類似安排項下授出之優先認股權獲行使；或(iv)依據本公司當時之組織章程細則藉以股代息方式發行股份以外：

   (A) 倘屬配發及發行股份以換取現金，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%；及

   (B) 倘屬配發及發行股份以換取現金以外之代價，不得超過於本決議案獲通過日期本公司已發行股本面值總額之20%，減依據上文(A)分段所配發及發行之任何股份，

   惟依據上文(a)段之批准而將予配發及發行之任何股份，不得按較股份基準價（定義見下文）折讓5%以上之價格發行，而上述批准須受到相應限制；及

   (d) 就本決議案而言：

   「基準價」指下列兩者中之較高價格：

   (i) 於簽署相關交易協議日期，聯交所（定義見下文）每日報價表所示本公司股份收市價；及

   (ii) 緊接下列中最早日期前五個交易日，聯交所每日報價表所示本公司股份之平均收市價：

   (A) 簽署相關交易協議日期；

   (B) 宣布相關交易日期；或

   (C) 依據交易釐訂將予發行之本公司股份價格之日期；

   「有關期間」指本決議案獲通過之日起至下列中之較早日期止：

   (i) 本公司下屆股東週年大會結束時；

   (ii) 依照本公司之組織章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

   (iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；

   「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人，按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份，惟本公司董事可就零外股東或零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或該等地區任何認可監管機構或任何證券交易所之規定後，作出彼等認為必須或權宜之行動，以取消若干股東在此方面之權利或另作安排；及

   「聯交所」指香港聯合交易所有限公司。」

6. 「動議：

   (a) 在下文(b)段之規限下，根據所有適用法例及規例，一般及無條件批准本公司董事於有關期間（定義見下文）行使本公司一切權力，在聯交所（定義見下文）或本公司股份可能上市並獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.10港元之股份；

   (b) 本公司根據上文(a)段之批准於有關期間購買或有條件或無條件同意購買本公司股本之面值總額，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

   (c) 就本決議案而言：

   「有關期間」指本決議案獲通過之日起至下列中之較早日期止：

   (i) 本公司下屆股東週年大會結束時；

   (ii) 依照本公司之組織章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

   (iii) 本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；及

   「聯交所」指香港聯合交易所有限公司。」

7. 「動議待提呈本決議案之本公司股東週年大會通告內第5及6項普通決議案獲通過後，將本公司根據及按照上述第6項決議案所購買本公司股本中之股份面值總額，加入本公司董事根據及按照上述第5項決議案可能配發或有條件或無條件同意配發之本公司股本面值總額內。」

8. 「動議在獲得香港聯合交易所有限公司批准於召開本公司股東週年大會通告發出之同日寄發予股東之通函內所述之二零零七年優先認股權計劃（其條款載於註明「A」記號現提呈本大會並由大會主席簽署以資識別之文件印本內）之條件下，並因應香港聯合交易所有限公司之要求對二零零七年優先認股權計劃作出修訂後，批准及採納二零零七年優先認股權計劃作為本公司之新優先認股權計劃，並且授權本公司之董事會辦理一切必需或適當之事項以及訂立一切必需或適當之交易與安排，使二零零七年優先認股權計劃得以生效而不論董事或其中任何一位董事可能與二零零七年優先認股權計劃有利益關係。」

9. 作為特別事項，考慮並酌情通過下列決議案為特別決議案：

特別決議案

「動議對本公司之組織章程細則作出以下修訂，

(a) 就細則第2條而言，

   完全刪除「報章」之現有釋義；

(b) 就細則第27條而言，

   (i) 刪除「於香港政府憲報刊登通告及於一份英文報章（以英文）及一份中文報章（以中文）至少一次」之字句；及

   (ii) 以「按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式（如有）通知有關人士」取代；

(c) 就細則第67A條而言，

   (i) 刪除「如屬可行，有關重新安排大會之日期、時間及地點之通告，亦應最少於香港一份英文報章及一份中文報章刊登」之字句；及

   (ii) 以「如屬可行，有關重新安排大會之日期、時間及地點之通告，亦應按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式（如有）送達任何股東」取代；

(d) 就細則第171條而言，

   (i) 刪除現有第(iv)段；及

   (ii) 以「(iv)按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式（如有）刊發」取代；及

(e) 就細則第182條而言，

   (i) 刪除「於彼認為適合之一份英文報章（以英文）及一份中文報章（以中文）上刊登廣告或」之字句，並以「按照本公司上市之指定證券交易所不時頒布之規例或本公司適用之司法權區之法例規定之指定方式（如有）」取代；及

   (ii) 刪除該段最後一行「廣告登出或」之字眼。」

承董事會命
公司秘書
陳志聰

香港
二零零七年五月四日

附註：

1. 凡有權出席大會並於會上投票之股東可委任一名或以上受委代表代其出席大會，並在以按股數表決時代其投票。受委代表毋須為股東。
2. 隨函附奉大會適用之代表委任表格。代表委任表格連同簽署表格之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。
3. 填妥及交回代表委任表格後，股東仍可依願親身出席大會或其任何續會並於會上投票。在此情況下，委任代表之文據將被視作撤銷。
4. 本公司將於二零零七年五月二十五日至二零零七年五月二十九日（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲獲派建議之末期股息，所有過戶文件連同有關股票最遲須於二零零七年五月二十三日下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓以便辦理過戶登記手續。
5. 第3項決議案所述建議重選之董事為鍾志平博士，太平紳士，Christopher Patrick Langley先生OBE、Manfred Kuhlmann先生及Stephan Horst Pudwill先生。
6. 載有（其中包括）有關建議重選董事、發行股份及購回本公司股份之一般授權、採納二零零七年優先認股權計劃及修訂組織章程細則之資料之通函，已寄發予本公司股東。

於本通告刊發之日期，董事會包括五名集團執行董事：主席兼行政總裁Horst Julius Pudwill先生、副主席鍾志平博士，太平紳士，陳建華先生，陳志聰先生及Stephan Horst Pudwill先生，一名非執行董事張定球先生，以及三名獨立非執行董事Joel Arthur Schleicher先生，Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。


END